Exhibit 1

2019 INTERIM RESULTS FOR THE SIX MONTHS ENDED 31 MARCH 2019 Incorporating the requirements of Appendix 4D Westpac Banking Corporation ABN 33 007 457 141

Results Announcement to the market ASX Appendix 4D Results for announcement to the market1 Report for the half year ended 31 March 20192 16 May 2019 (New York) 1 This document comprises the Westpac Group 2019 Interim Financial Results, including the 2019 Interim Financial Report contained in Section 4 and is provided to the Australian Securities Exchange under Listing Rule 4.2A. 2 This report should be read in conjunction with the Westpac Group Annual Report 2018 and any public announcements made in the period by the Westpac Group in accordance with the continuous disclosure requirements of the Corporations Act 2001 and ASX Listing Rules. 3 Comprises reported interest income, interest expense and non-interest income. 4 All comparisons are with the reported results for the six months ended 31 March 2018. Westpac Group 2019 Interim Financial Results Announcement | iii Revenue from ordinary activities3,4 ($m)down10%to$9,979 Profit from ordinary activities after tax attributable to equity holders4 ($m)down24%to$3,173 Net profit for the period attributable to equity holders4 ($m)down24%to$3,173 Dividend Distributions (cents per ordinary share) Amount per security Franked amount per security Interim Dividend 94 94 Record date for determining entitlements to the dividend 17 May 2019 (Sydney)

Results Announcement to the market Media Release 6 May 2019 Westpac announces 2019 Half Year Result Financial highlights First Half 2019 compared to First Half 20181 Westpac Group CEO, Mr Brian Hartzer said: “This is a disappointing result reflecting weaker business conditions and the bank dealing decisively with outstanding issues, including remediation and resetting our wealth strategy. “The past six months has been a turning point for the bank. We are proactively addressing legacy issues while improving our products and services to ensure they deliver the right customer outcomes. We’re exiting personal financial advice to focus on the parts of our wealth business where we have a competitive advantage, and we are delivering significant cost savings by simplifying our business. “Despite the challenges of this transition period, we have managed our margins3 well this half while we navigate a very competitive, low-growth environment.” Mr Hartzer said productivity remains a top priority, with around $146 million in cost savings delivered over the half. With further cost initiatives underway, the bank is on track to deliver its target of $400 million in productivity savings over the full year. We have reduced full time equivalent staff by 788 this half, and expenses excluding major remediation and restructuring items2 were down 3%. “The result confirms the strength of our balance sheet. Our 10.64% common equity Tier 1 capital ratio remained strong in a low growth environment, allowing us to absorb the significant impact of customer remediation provisions and the costs of our wealth reset. Meanwhile, our liquidity and funding metrics are above regulatory requirements. “The credit quality of our loan book is sound, with the proportion of stressed exposures up one basis point on the year. Impairments remain at cyclical lows and 69% of Australian mortgage customers are ahead on their repayments4 .” 1 Reported on a cash earnings basis unless otherwise stated. For an explanation of cash earnings and reconciliation to reported results refer to Section 1.3 and Section 5, Note 8 of Westpac Group’s 2019 Interim Financial Results Announcement. 2 References to major remediation and restructuring items in this release include provisions for estimated customer refunds, payments and associated costs ($617 million after tax), and costs associated with the restructuring of the Wealth business ($136 million after tax). 3 Refers to net interest margins excluding Treasury & Markets. 4 Mortgages ahead on repayments exclude equity/line of credit products as there are no scheduled principal payments. Includes offset accounts. ii | Westpac Group 2019 Interim Financial Results Announcement • Statutory net profit $3,173 million, down 24% • Cash earnings $3,296 million, down 22% • Cash earnings per share, 96 cents, down 23% • Return on equity (ROE) 10.4%, down 3.5 percentage points • Interim fully franked dividend of 94 cents per share, unchanged • Common equity Tier 1 capital ratio 10.64%, above APRA’s unquestionably strong benchmark • Cash earnings, excluding major remediation and restructuring items2 of $753 million (after tax), down 5% • ROE, excluding major remediation and restructuring items2, 12.8%

Results Announcement to the market

Mr Hartzer said restoring customer trust remained a priority for the Group.

"Despite our 202 year history, we know we still have to win back customers' trust. We have improved complaints handling, removed all teller incentives, and introduced new digital initiatives including a virtual chat assistant for Westpac and digital mortgage applications for St.George, BankSA, and Bank of Melbourne.

"Our Customer Service Hub is now live and the first mortgages have been originated on the platform. This platform will significantly improve the experience of getting a home loan, free up banker time, and help to reduce the costs and time of loan origination.

"This half, we also reset our wealth strategy to ensure we can efficiently and sustainably serve our customers' financial needs. By realigning BT's wealth and insurance businesses into our Consumer and Business divisions and introducing a new referral model for personal advice, we are building a stronger and more efficient bank. This change supports our service strategy and our commitment to helping customers throughout their financial lives. While we will incur some one-off costs this year, the changes are expected to be EPS accretive next financial year through exiting a high cost, loss making financial advice business.

"Overall the clarity of our strategy, the size and strength of our growing customer franchise, the quality of our people, and our strong balance sheet puts us in good stead to continue to navigate the challenges of this low growth environment."

Customer remediation costs

Westpac has provisioned $1,445 million pre-tax in total over the past three years to work on its customer remediation programs, including $1,249 million for customer refunds. $896 million pre-tax in provisions were made this half ($617 million post-tax).

"We are centralising oversight of all remediation programs and have more than 400 employees working directly on remediation projects to make refunds to customers as quickly as possible. Over the past 18 months, we have repaid around $200 million to customers and we expect to make good progress this year in resolving key issues.

"To safeguard against future issues, work is underway across the Group to strengthen governance, improve culture, and deliver more consistent customer outcomes. As part of our 'get it right, put it right' initiative we are determined to fix issues and stop these errors occurring again. We will continue to review our products and services to ensure they deliver the right outcomes for customers," Mr Hartzer said.

Strong balance sheet

Common equity Tier 1 (CET1) capital ratio (%)


9.1
9.0
9.5
9.5
10.6
10.6
10.6
Sep-13
Sep-14
Sep-15
Sep-16
Sep-17
Sep-18
Mar-19

- CET1 capital ratio little changed. Capital generation offset remediation and wealth reset provisions.
- Liquidity ratios well above regulatory requirements of 100%:
  - Liquidity coverage ratio 138%.
  - Net stable funding ratio 113%.

Margins well-managed

Net interest margin (NIM) (%)


NIM
NIM excl. Treasury & Markets
Restated for adoption of AASB 9 and AASB 15
2.11
1.98
2.12
2.04
1H14
1H15
1H16
1H17
2H17
1H18
2H18
1H19

- Net interest margin (excluding Treasury & Markets) down 12bps from prior corresponding period due to provisions for customer refunds and higher short-term funding costs.
- A 4bps decrease in Treasury & Markets primarily from Treasury interest rate risk management.

200 Westpac GROUP
Westpac Group 2019 Interim Financial Results Announcement | iii

Results Announcement to the market iv | Westpac Group 2019 Interim Financial Results Announcement Expenses 2H18 to 1H19 ($m) • Operating expenses increased 1% in the half, as major remediation and restructuring items increased by $162 million. • Excluding major remediation and restructuring items, operating expenses declined 3%. This followed the exit of Hastings with operating cost increases offset by $146 million in productivity savings. • Full time equivalent staff reduced 2% over the half. Credit quality Stressed exposures to total committed exposures (TCE) (%) •Asset quality remains sound. •Stressed exposures to TCE increased modestly by 1bp compared to March 2018. •Impaired asset provision coverage steady at 46% over the half and the year.

Results Announcement to the market

Mortgage quality

- Mortgage book fundamentally sound.
- 90+ day delinquencies up 10bps over the half.
- 482 properties in possession out of a portfolio of about 1.6 million loans.


Australian mortgage portfolio delinquencies (%)
90+ day past due total
90+ day past due investor
30+ day past due total
Introduced new hardship treatment
3.0
2.0
1.0
0.0
Mar-15
Mar-16
Mar-17
Mar-18
Mar-19

Divisional performance – cash earnings

Division	1H19 ($m)	% change 1H18	% change 2H18	Highlights (1H19 – 1H18)
Consumer Bank	1,514	(11)	7	Cash earnings were 11% lower from a decline in net interest margin, due to higher wholesale funding costs and lower mortgage spreads. Expenses were up from a rise in regulatory and compliance costs and higher investment spending.
Business Bank	1,013	(6)	(6)	Cash earnings were impacted by provisions for estimated customer refunds, payments and associated costs ($131 million after tax). Excluding these items, cash earnings were $64 million or 6% higher from disciplined margin management and a 49% reduction in impairment charges.
BT Financial Group	(305)	large	large	BTFG reported a cash earnings loss of $305 million. Excluding major remediation and restructuring items ($620 million after tax[5]), cash earnings were down $315 million, down 22% (or $91 million). This was primarily due to higher weather-related insurance claims and margin compression related to the removal of grandfathered payments and platforms repricing.
Westpac Institutional Bank	543	(2)	1	Lower cash earnings were primarily due to a reduction in financial markets revenue and a first half 2019 impairment charge compared to an impairment benefit in first half 2018. Net interest income was up 8% and net interest margin up 7bps reflecting disciplined balance sheet management.
Westpac New Zealand ($NZ)	555	15	4	Cash earnings growth was supported by sound balance sheet growth (loans and deposits both up 4%), resulting in higher operating income, which included the profit and sale of an associate. A $24 million reduction in impairment charges also supported growth.

[5] Major remediation and restructuring items for BTFG include provisions for estimated customer refunds, payments and associated costs ($484 million after tax), and costs associated with the restructuring of the Wealth business ($136 million after tax).

200 | Westpac GROUP Westpac Group 2019 Interim Financial Results Announcement | v

Results Announcement to the market The Westpac Group Board has determined an unchanged interim dividend of 94 cents per share to be paid on 24 June 2019. The dividend reinvestment plan (DRP) will continue to operate and a 1.5% discount will apply to the market price. Shares will be issued to satisfy the DRP. The discount to the DRP market price has been applied to give the Group additional capital flexibility, including for regulatory changes to the measurement of capital and risk weighted assets likely to be announced in Second Half 2019. The Federal Government bank levy cost Westpac $193 million pre-tax for the six months. The levy is equivalent to 4 cents per share. Mr Hartzer said the Australian economy will remain subdued with GDP growth this year expected to hold at around 2.2%. He said consumers were being more cautious in the face of flat wages growth and a continuing soft housing market. “The economy will continue to be supported by strong government investment and exports, in both resources and services. Employment growth is likely to slow while inflation is likely to remain low. “The uncertain international backdrop is weighing on business investment decisions. Chinese authorities are addressing last year’s sharp slowdown while markets are cautious about the outlook for the US. Europe’s economy remains soft. “House prices are likely to remain soft and home building is set to reduce through 2019 and into 2020. “We expect system housing credit growth to slow to 3% in the current bank year and fall further next year to 2.5%. “That would imply total credit growth slowing to 3% this year and 2.8% next year. “We are dealing decisively with a difficult commercial environment for banks, delivering productivity savings while we continue to simplify our products, digitise our business, and modernise our platforms. “We are implementing the recommendations of the Royal Commission and other industry initiatives while continuing to invest in technology and digital platforms. Although the second half will continue to be challenging, we believe our service-led strategy remains the best way to create value for our shareholders,” Mr Hartzer said. To view Mr Hartzer’s 1H19 results video on Westpac Wire, please visit https://www.westpac.com.au/news/making-news/2019/05/hartzer-decisive-action-in-difficult-times/ For further information David Lording Head of Media Relations M. 0419 683 411 Andrew Bowden Head of Investor Relations T. 02 8253 4008 M. 0438 284 863 vi | Westpac Group 2019 Interim Financial Results Announcement Outlook Dividends

Results Announcement to the market Westpac Group 2019 Interim Financial Results Announcement | vii

Results Announcement to the market

Index

01	Group results	2
	1.1 Reported results	2
	1.2 Key financial information	4
	1.3 Cash earnings results	5
	1.4 Market share and system multiple metrics	10
02	Review of Group operations	11
	2.1 Performance overview	15
	2.2 Review of earnings	23
	2.3 Credit quality	38
	2.4 Balance sheet and funding	41
	2.5 Capital and dividends	46
	2.6 Sustainability performance	52
03	Divisional results	57
	3.1 Consumer Bank	58
	3.2 Business Bank	61
	3.3 BT Financial Group (Australia)	64
	3.4 Westpac Institutional Bank	69
	3.5 Westpac New Zealand	72
	3.6 Group Businesses	74
04	2019 Interim Financial Report	77
	4.1 Directors' report	77
	4.2 Consolidated income statement	105
	4.3 Consolidated statement of comprehensive income	106
	4.4 Consolidated balance sheet	107
	4.5 Consolidated statement of changes in equity	108
	4.6 Consolidated cash flow statement	109
	4.7 Notes to the consolidated financial statements	110
	4.8 Statutory statements	153
05	Cash earnings financial information	156
06	Other information	168
	6.1 Disclosure regarding forward-looking statements	168
	6.2 References to websites	169
	6.3 Credit ratings	169
	6.4 Dividend reinvestment plan	169
	6.5 Changes in control of Group entities	169
	6.6 Financial calendar and Share Registry details	170
	6.7 Exchange rates	173
07	Glossary	175

In this Interim Financial Results Announcement (Results Announcement) references to 'Westpac', 'WBC', 'Westpac Group', 'the Group', 'we', 'us' and 'our' are to Westpac Banking Corporation and its controlled entities, unless it clearly means just Westpac Banking Corporation.

All references to $ in this Results Announcement are to Australian dollars unless otherwise stated.

Financial calendar

Interim Results Announcement released	6 May 2019
Ex-dividend date for interim dividend	16 May 2019
Record date for interim dividend (Sydney)	17 May 2019
Interim dividend payable	24 June 2019
Final Results Announcement (scheduled)	4 November 2019

200 Westpac GROUP

Westpac Group 2019 Interim Financial Results Announcement | 1

2019 Interim financial results
Group results

1.0 Group results

1.1 Reported results[1]

Reported net profit attributable to owners of Westpac Banking Corporation is prepared in accordance with the requirements of Australian Accounting Standards (AAS) and regulations applicable to Australian Authorised Deposit-taking Institutions (ADIs). During First Half 2019, Westpac adopted AASB 9 Financial Instruments (AASB 9) and AASB 15 Revenue from Contracts with Customers (AASB 15). As the Group chose to apply the standards prospectively, comparatives have not been restated.

Adopting the new standards has resulted in measurement and classification differences between First Half 2019 and prior periods. The significant differences are:

- the measurement of credit loss provision and impairment charges are now on an expected loss basis;
- line fees (mainly Business Bank) are now recognised in net interest income, previously recognised in net fee income;
- interest on performing loans is now measured on the gross loan value. Previously, interest was recognised on the loan balance net of impairment provision; and
- certain items previously netted are now presented on a gross basis, including payments from credit card schemes which were previously netted against related expenditure.

The changes have little impact on net profit but do impact individual line items. As these changes have only been applied from 1 October 2018, it is difficult to compare line items across periods. These changes are discussed further in Note 1 of the 2019 Interim Financial Report.

$m	Half Year March 19	Half Year Sept 18	Half Year March 18	% Mov't[2] Mar 19 - Sept 18	% Mov't[2] Mar 19 - Mar 18
Net interest income	8,263	8,227	8,278	-	-
Net fee income	826	1,146	1,278	*(28)*	*(35)*
Net wealth management and insurance income	326	1,110	951	*(71)*	*(66)*
Trading income	437	458	487	*(5)*	*(10)*
Other income	127	(17)	89	*large*	*43*
Net operating income before operating expenses and impairment charges	**9,979**	**10,924**	**11,083**	***(9)***	***(10)***
Operating expenses	(5,091)	(4,911)	(4,655)	*4*	*9*
Net profit before impairment charges and income tax expense	**4,888**	**6,013**	**6,428**	***(19)***	***(24)***
Impairment charges	(333)	(317)	(393)	*5*	*(15)*
Profit before income tax	**4,555**	**5,696**	**6,035**	***(20)***	***(25)***
Income tax expense	(1,379)	(1,797)	(1,835)	*(23)*	*(25)*
Net profit for the period	**3,176**	**3,899**	**4,200**	***(19)***	***(24)***
Net profit attributable to non-controlling interests	(3)	(2)	(2)	*50*	*50*
Net profit attributable to owners of Westpac Banking Corporation	**3,173**	**3,897**	**4,198**	***(19)***	***(24)***

[1] *The Group has adopted AASB 9 Financial Instruments and AASB 15 Revenue from Contracts with Customers from 1 October 2018. Statutory comparatives have not been restated. Refer to Note 1 in Section 4 for further detail. However, where applicable, cash earnings comparatives (excluding expected credit loss provisioning) have been restated to aid comparability. Refer to the cash earnings policy in Section 1.3.4 for further detail. In addition, during First Half 2019, the Group has made a number of presentational changes to the Balance Sheet and Income Statement. Both statutory and cash earnings comparatives have been restated. Refer to Note 1 in Section 4 for further detail.*

[2] *Percentage movement represents an increase / (decrease) to the relevant comparative period.*

2 | Westpac Group 2019 Interim Financial Results Announcement

2019 Interim financial results Group results Net profit attributable to owners of Westpac Banking Corporation for First Half 2019 was $3,173 million, a decrease of $1,025 million or 24% compared to First Half 2018. First Half 2019 included significant provisions for estimated customer refunds, payments and associated costs, and costs associated with the restructuring of the Wealth business, which together reduced net profit after tax by $753 million. These items are discussed further in Section 1.3.2 and Section 2.1 and in Note 14 of the 2019 Interim Financial Report. Net interest income decreased $15 million compared to First Half 2018. Average interest-earning assets grew 4% mostly from total loan growth but this was more than offset by a net interest margin decrease of 7 basis points to 2.09%. The movement in net interest income included: • • • • $212 million of provisions for estimated customer refunds and payments; a net reduction from economic hedges of $123 million; and lower revenue from our Treasury division outweighed the growth in other divisions; offset by an increase of $330 million due to the reclassification of line fees from net fee income to interest income. Net interest income, loans, deposits and other borrowings and net interest margin are discussed further in Sections 2.2.1 to 2.2.4. Net fee income decreased $452 million or 35% compared to First Half 2018 primarily due to the reclassification of line fees to net interest income and a $165 million impact of provisions for estimated customer refunds and payments. Net wealth management and insurance income decreased $625 million or 66% compared to First Half 2018 primarily due to additional provisions for estimated customer refunds and payments of $435 million, higher general insurance claims and lower wealth management income due to changes in pricing structure, the cessation of grandfathered commissions and the exit of Hastings in Second Half 2018. Trading income decreased $50 million or 10% due to lower income in the markets business. Other income increased $38 million or 43% mainly due to the profit on sale of an associate. Net fee income, net wealth management and insurance income, trading income and other income are discussed further in Section 2.2.5. Operating expenses increased $436 million or 9% compared to First Half 2018. The rise was mainly due to: • • • $84 million of provisions for estimated costs associated with implementing customer refunds and payments; $190 million of provisions for the restructuring of the Wealth business; and $162 million increase in other costs including $97 million of higher costs associated with the Group’s investment program, largely across banking and wealth platforms. Operating expenses are discussed further in Section 2.2.8. Impairment charges were $60 million or 15% lower compared to First Half 2018. Asset quality remained sound, with stressed exposures as a percentage of total committed exposures at 1.10%, up 1 basis point compared to First Half 2018. Impairment charges are discussed further in Section 2.2.9. The effective tax rate of 30.3% was lower than the First Half 2018 effective tax rate of 30.4%. Income tax expense is discussed further in Section 2.2.10. Westpac Group 2019 Interim Financial Results Announcement | 3

2019 Interim financial results
Group results

1.2 Key financial information[1]

	Half Year March 19	Half Year Sept 18	Half Year March 18	% Mov't Mar 19 - Sept 18	% Mov't Mar 19 - Mar 18
Shareholder value					
Earnings per ordinary share (cents)	92.3	113.8	123.7	*(19)*	*(25)*
Weighted average ordinary shares (millions)[2]	3,436	3,421	3,392	-	*1*
Fully franked dividends per ordinary share (cents)	94	94	94	-	-
Return on average ordinary equity	10.05%	12.34%	13.79%	*(229bps)*	*(374bps)*
Average ordinary equity ($m)	63,348	62,978	61,051	*1*	*4*
Average total equity ($m)	63,400	63,026	61,065	*1*	*4*
Net tangible asset per ordinary share ($)	15.12	15.39	15.00	*(2)*	*1*
Business performance					
Interest spread	1.89%	1.92%	2.00%	*(3bps)*	*(11bps)*
Benefit of net non-interest bearing assets, liabilities and equity	0.20%	0.18%	0.16%	*2bps*	*4bps*
Net interest margin	2.09%	2.10%	2.16%	*(1bps)*	*(7bps)*
Average interest-earning assets ($m)	794,660	782,834	767,011	*2*	*4*
Expense to income ratio	51.02%	44.96%	42.00%	*large*	*large*
Capital, funding and liquidity					
Common equity Tier 1 capital ratio					
- APRA Basel III	10.64%	10.63%	10.50%	*1bps*	*14bps*
- Internationally comparable[3]	16.17%	16.14%	16.13%	*3bps*	*4bps*
Credit risk weighted assets (credit RWA) ($m)	362,762	362,749	361,391	-	-
Total risk weighted assets (RWA) ($m)	419,819	425,384	415,744	*(1)*	*1*
Liquidity coverage ratio (LCR)	138%	133%	134%	*large*	*351bps*
Net stable funding ratio (NSFR)	113%	114%	112%	*(54bps)*	*81bps*
Asset quality					
Gross impaired exposures to gross loans	0.24%	0.20%	0.22%	*4bps*	*2bps*
Gross impaired exposures to equity and total provisions	2.57%	2.09%	2.33%	*48bps*	*24bps*
Gross impaired exposures provisions to gross impaired exposures	45.74%	46.12%	45.54%	*(38bps)*	*20bps*
Total committed exposures (TCE) ($m)	1,046,776	1,038,006	1,023,017	*1*	*2*
Total stressed exposures as a % of TCE	1.10%	1.08%	1.09%	*2bps*	*1bps*
Total loan provisions to gross loans	56bps	43bps	45bps	*13bps*	*11bps*
Mortgages 90+ day delinquencies	0.75%	0.67%	0.65%	*8bps*	*10bps*
Other consumer loans 90+ day delinquencies	1.80%	1.64%	1.64%	*16bps*	*16bps*
Collectively assessed provisions to credit RWA	98bps	73bps	75bps	*25bps*	*23bps*
Balance sheet ($m)[4]					
Loans	714,297	709,690	701,393	*1*	*2*
Total assets	891,062	879,592	871,855	*1*	*2*
Deposits and other borrowings	555,007	559,285	547,736	*(1)*	*1*
Total liabilities	827,127	815,019	809,190	*1*	*2*
Total equity	63,935	64,573	62,665	*(1)*	*2*
Wealth Management					
Average Group funds ($bn)[5]	207.3	217.3	217.3	*(5)*	*(5)*
Life insurance in-force premiums (Australia) ($m)	1,259	1,277	1,276	*(1)*	*(1)*
General insurance gross written premiums (Australia) ($m)	259	252	251	*3*	*3*

[1] *The Group has adopted AASB 9 Financial Instruments and AASB 15 Revenue from Contracts with Customers from 1 October 2018. Statutory comparatives have not been restated. Refer to Note 1 in Section 4 for further detail. However, where applicable, cash earnings comparatives (excluding expected credit loss provisioning) have been restated to aid comparability. Refer to the cash earnings policy in Section 1.3.4 for further detail. In addition, during First Half 2019, the Group has made a number of presentational changes to the Balance Sheet and Income Statement. Both statutory and cash earnings comparatives have been restated. Refer to Note 1 in Section 4 for further detail.*

[2] *Weighted average number of fully paid ordinary shares listed on the ASX for the relevant period less average Westpac shares held by the Group ("Treasury shares").*

[3] *Refer Glossary for definition.*

[4] *Spot balances.*

[5] *Averages are based on a six month period.*

4 | Westpac Group 2019 Interim Financial Results Announcement

200 | Westpac GROUP

2019 Interim financial results
Group results

1.3 Cash earnings results[1]

Throughout this Results Announcement, reporting and commentary of financial performance refers to 'cash earnings results', unless otherwise stated. Section 4 is prepared on a reported basis. A reconciliation of cash earnings to reported results is set out in Section 5, Note 8.

Certain commentary throughout this Results Announcement refers to performance excluding "notable items". Details on notable items are discussed in Section 1.3.2.

$m	Half Year March 19	Half Year Sept 18	Half Year March 18	% Mov't Mar 19 - Sept 18	% Mov't Mar 19 - Mar 18
Net interest income	8,389	8,470	8,717	*(1)*	*(4)*
Non-interest income	1,714	2,456	2,522	*(30)*	*(32)*
Net operating income	10,103	10,926	11,239	*(8)*	*(10)*
Operating expenses	(5,041)	(5,007)	(4,691)	*1*	*7*
Core earnings	**5,062**	**5,919**	**6,548**	***(14)***	***(23)***
Impairment charges	(333)	(368)	(444)	*(10)*	*(25)*
Operating profit before income tax	**4,729**	**5,551**	**6,104**	***(15)***	***(23)***
Income tax expense	(1,430)	(1,735)	(1,851)	*(18)*	*(23)*
Net profit	**3,299**	**3,816**	**4,253**	***(14)***	***(22)***
Net profit attributable to non-controlling interests	(3)	(2)	(2)	*50*	*50*
Cash earnings	**3,296**	**3,814**	**4,251**	***(14)***	***(22)***
Add back notable items	753	281	-	*168*	-
Cash earnings excluding notable items	**4,049**	**4,095**	**4,251**	***(1)***	***(5)***

[1] *The Group has adopted AASB 9 Financial Instruments and AASB 15 Revenue from Contracts with Customers from 1 October 2018. Statutory comparatives have not been restated. Refer to Note 1 in Section 4 for further detail. However, where applicable, cash earnings comparatives (excluding expected credit loss provisioning) have been restated to aid comparability. Refer to the cash earnings policy in Section 1.3.4 for further detail. In addition, during First Half 2019, the Group has made a number of presentational changes to the Balance Sheet and Income Statement. Both statutory and cash earnings comparatives have been restated. Refer to Note 1 in Section 4 for further detail.*

200 | Westpac GROUP Westpac Group 2019 Interim Financial Results Announcement | 5

2019 Interim financial results
Group results

1.3.1 Key financial information – cash earnings basis[1]

	Half Year March 19	Half Year Sept 18	Half Year March 18	% Mov't Mar 19 - Sept 18	% Mov't Mar 19 - Mar 18
Shareholder value					
Cash earnings per ordinary share (cents)	95.8	111.2	125.0	*(14)*	*(23)*
Economic profit ($m)[2]	660	1,395	2,049	*(53)*	*(68)*
Weighted average ordinary shares (millions)[3]	3,442	3,429	3,400	-	*1*
Dividend payout ratio[4]	98.33%	84.66%	75.28%	*large*	*large*
Cash earnings on average ordinary equity (ROE)	10.43%	12.08%	13.96%	*(165bps)*	*(353bps)*
Cash earnings on average tangible ordinary equity (ROTE)	12.30%	14.27%	16.60%	*(197bps)*	*large*
Average ordinary equity ($m)	63,348	62,978	61,051	*1*	*4*
Average tangible ordinary equity ($m)[5]	53,748	53,327	51,344	*1*	*5*
Business performance					
Interest spread	1.92%	1.98%	2.11%	*(6bps)*	*(19bps)*
Benefit of net non-interest bearing assets, liabilities and equity	0.20%	0.18%	0.17%	*2bps*	*3bps*
Net interest margin	2.12%	2.16%	2.28%	*(4bps)*	*(16bps)*
Average interest-earning assets ($m)	794,660	782,834	767,011	*2*	*4*
Expense to income ratio	49.90%	45.83%	41.74%	*large*	*large*
Full time equivalent employees (FTE)	34,241	35,029	35,720	*(2)*	*(4)*
Revenue per FTE ($ '000's)	294	309	317	*(5)*	*(7)*
Effective tax rate	30.24%	31.26%	30.32%	*(102bps)*	*(8bps)*
Impairment charges					
Loan impairment charges to average loans annualised	9bps	10bps	13bps	*(1bps)*	*(4bps)*
Net write-offs to average loans annualised	12bps	14bps	13bps	*(2bps)*	*(1bps)*

1 The Group has adopted AASB 9 Financial Instruments and AASB 15 Revenue from Contracts with Customers from 1 October 2018. Statutory comparatives have not been restated. Refer to Note 1 in Section 4 for further detail. However, where applicable, cash earnings comparatives (excluding expected credit loss provisioning) have been restated to aid comparability. Refer to the cash earnings policy in Section 1.3.4 for further detail. In addition, during First Half 2019, the Group has made a number of presentational changes to the Balance Sheet and Income Statement. Both statutory and cash earnings comparatives have been restated. Refer to Note 1 in Section 4 for further detail.

2 Refer to Section 5, Note 9 for further details.

3 Weighted average ordinary shares – cash earnings: represents the weighted average number of fully paid ordinary shares listed on the ASX for the relevant period.

4 The dividend payment ratio for Half Year March 2018 was based on the number of shares on issue as at 31 March 2018. On 3 April 2018, some Convertible Preference Shares (CPS) converted into ordinary shares. Inclusion of these shares would have resulted in a dividend payout ratio of 75.70%.

5 Average tangible ordinary equity is calculated as average ordinary equity less goodwill and other intangible assets (excluding capitalised software).

6 | Westpac Group 2019 Interim Financial Results Announcement

2019 Interim financial results
Group results

1.3.2 Impact of notable items

The table below summarises the impact of notable items on First Half 2019 and Second Half 2018 financial results. Cash earnings and individual line items for First Half 2019 were impacted by additional provisions for estimated customer refunds, payments and associated costs (operating profit before tax was impacted $896 million, which reduced net interest income $212 million, non-interest income $600 million and increased operating expenses $84 million). Cash earnings and operating expenses for First Half 2019 were also impacted by an increase in operating costs associated with the restructuring of the Wealth business ($190 million). These remediation and restructuring costs are referred to as 'notable items' through the document.

	Half Year March 19			Half Year Sept 18	Half Year March 18
$m	Estimated customer refunds, payments and costs	Wealth Restructuring	Total	Estimated customer refunds, payments and costs	Estimated customer refunds, payments and costs
Net interest income	(212)	-	(212)	(105)	-
Net fee income	(165)	-	(165)	(157)	-
Net wealth management and insurance income	(435)	-	(435)	(6)	-
Non-interest income	(600)	-	(600)	(163)	-
Net operating income	**(812)**	-	**(812)**	**(268)**	-
Operating expenses	(84)	(190)	(274)	(112)	-
Operating profit before tax	(896)	(190)	(1,086)	(380)	-
Income tax expense	279	54	333	99	-
Cash earnings	**(617)**	**(136)**	**(753)**	**(281)**	-

1.3.3 Key financial information – cash earnings basis excluding the impact of notable items

	Half Year March 19	Half Year Sept 18	Half Year March 18	*% Mov't* Mar 19 - Sept 18	*% Mov't* Mar 19 - Mar 18
Cash earnings per ordinary share (cents)[1]	117.6	119.4	125.0	*(2)*	*(6)*
Cash earnings on average ordinary equity (ROE)[1]	12.82%	12.97%	13.96%	*(15bps)*	*(114bps)*
Net interest margin[1]	2.17%	2.18%	2.28%	*(1bps)*	*(11bps)*
Expense to income ratio[1]	43.67%	43.73%	41.74%	*(6bps)*	*193bps*

[1] *Calculated using cash earnings adjusted for the impact of notable items.*

200 Westpac GROUP Westpac Group 2019 Interim Financial Results Announcement | 7

2019 Interim financial results
Group results

1.3.4 Cash earnings policy

In assessing financial performance, including divisional results, Westpac Group uses a measure of performance referred to as 'cash earnings'. Cash earnings is viewed as a measure of the level of profit that is generated by ongoing operations and is therefore considered in assessing distributions, including dividends. Cash earnings is neither a measure of cash flow nor net profit determined on a cash accounting basis, as it includes both cash and non-cash adjustments to statutory net profit.

Management believes this allows the Group to more effectively assess performance for the current period against prior periods and to compare performance across business divisions and across peer companies.

To determine cash earnings, three categories of adjustments are made to reported results:

- Material items that key decision makers at the Westpac Group believe do not reflect the Group's operating performance;
- Items that are not considered when dividends are recommended, such as the amortisation of intangibles, impact of Treasury shares and economic hedging impacts; and
- Accounting reclassifications between individual line items that do not impact reported results.

A full reconciliation of reported results to cash earnings is set out in Section 5, Note 8.

Reconciliation of reported results to cash earnings and cash earnings excluding notable items

$m	Half Year March 19	Half Year Sept 18	Half Year March 18	*% Mov't Mar 19 - Sept 18*	*% Mov't Mar 19 - Mar 18*
NET PROFIT ATTRIBUTABLE TO OWNERS OF WESTPAC BANKING CORPORATION	**3,173**	**3,897**	**4,198**	***(19)***	***(24)***
Amortisation of intangible assets	-	-	17	-	*(100)*
Fair value (gain)/loss on economic hedges	125	(163)	37	*large*	*large*
Ineffective hedges	(5)	4	9	*large*	*large*
Adjustments related to Pendal (previously BTIM)	5	73	-	*(93)*	-
Treasury shares	(2)	3	(10)	*large*	*(80)*
Total cash earnings adjustments (post-tax)	**123**	**(83)**	**53**	***large***	***132***
Cash earnings	**3,296**	**3,814**	**4,251**	***(14)***	***(22)***
Add back notable items	753	281	-	*168*	-
Cash earnings excluding notable items	**4,049**	**4,095**	**4,251**	***(1)***	***(5)***

Outlined below are the cash earnings adjustments to the reported result:

- Amortisation of intangible assets: Identifiable intangible assets arising from business acquisitions are amortised over their useful lives, ranging between four and twenty years. This amortisation (excluding capitalised software) is a cash earnings adjustment because it is a non-cash flow item and does not affect cash distributions available to shareholders. The last of these intangible assets were fully amortised in December 2017;
- Fair value on economic hedges (which do not qualify for hedge accounting under AAS) comprise:
  - The unrealised fair value (gain)/loss on foreign exchange hedges of future New Zealand earnings impacting non-interest income is reversed in deriving cash earnings as they may create a material timing difference on reported results but do not affect the Group's cash earnings over the life of the hedge; and
  - The unrealised fair value (gain)/loss on hedges of accrual accounted term funding transactions are reversed in deriving cash earnings as they may create a material timing difference on reported results but do not affect the Group's cash earnings over the life of the hedge.
- Ineffective hedges: The unrealised (gain)/loss on ineffective hedges is reversed in deriving cash earnings because the gain or loss arising from the fair value movement in these hedges reverses over time and does not affect the Group's profits over time;

8 | Westpac Group 2019 Interim Financial Results Announcement

2019 Interim financial results Group results • Adjustments related to Pendal (previously BTIM): Consistent with prior periods’ treatment, this item has been treated as a cash earnings adjustment given its size and that it does not reflect ongoing operations. The Group has indicated that it may sell the remaining 10% shareholding in Pendal at some future date. From September 2018, this adjustment relates to the mark to market of the shares and separation costs related to the original sell down. Any future gain or loss on this shareholding will similarly be excluded from the calculation of cash earnings; Treasury shares: Under AAS, Westpac shares held by the Group in the managed funds and life businesses are deemed to be Treasury shares and the results of holding these shares cannot be recognised in the reported results. In deriving cash earnings, these results are included to ensure there is no asymmetrical impact on the Group’s profits because the Treasury shares support policyholder liabilities and equity derivative transactions which are re-valued in determining income; and Accounting reclassifications between individual line items that do not impact reported results comprise: - Policyholder tax recoveries: Income and tax amounts that are grossed up to comply with the AAS covering Life Insurance Business (policyholder tax recoveries) are reversed in deriving income and taxation expense on a cash earnings basis; and - Operating leases: Under AAS rental income on operating leases is presented gross of the depreciation of the assets subject to the lease. These amounts are offset in deriving non-interest income and operating expenses on a cash earnings basis. • • Full Year 2018 Revisions For Westpac, AASB 9 and AASB 15 were adopted on 1 October 2018 and as comparatives were not restated, line item movements in our reported results are not directly comparable across periods. In order to provide the operational trends in business, we have revised the 2018 cash earnings comparatives as if the standards applied on 1 October 2017, except for expected credit loss provisioning which is not feasible. These adjustments do not impact Full Year 2018 cash earnings but affect individual line items. These adjustments are detailed in Note 8 in Section 5. These adjustments are comprised of: • Line fees: The Group has reclassified line fees (mostly Business Bank) from non-interest income to net interest income to more appropriately reflect the relationship with drawn lines of credit; Other fees and expenses: The Group has restated the classification of a number of fees and expenses. This has resulted in the grossing up of net interest income, non-interest income, impairment charges and operating expenses; Card scheme: Support payments received from Mastercard and Visa have been reclassified to non-interest income and related expenses have been reclassified to operating expenses; Merchant terminal costs: Some variable costs related to Westpac’s merchant terminal business have been reclassified between non-interest income and operating expenses; and Interest carrying adjustment: Interest on performing loans (stage 1 and stage 2 loans) is now measured on the gross loan value. Previously, interest on performing loans was recognised on the loan balance net of provisions. This adjustment increases interest income and impairment charges. • • • • The guidance provided in Australian Securities and Investments Commission (ASIC) Regulatory Guide 230 has been followed when presenting this information. This Results Announcement is unaudited PricewaterhouseCoopers have reviewed the financial statements contained within Section 4 of this Results Announcement and have issued an unmodified review report. All other sections, including the Directors’ Report in Section 4 of the Results Announcement have not been subject to review by PricewaterhouseCoopers. The financial information contained in this Results Announcement includes information extracted from the reviewed financial statements together with information that has not been reviewed. The cash earnings disclosed as part of this Results Announcement have not been separately reviewed by PricewaterhouseCoopers. Westpac Group 2019 Interim Financial Results Announcement | 9

2019 Interim financial results
Group results

1.4 Market share and system multiple metrics

1.4.1 Market share

	As at 31 March 2019	As at 30 Sept 2018	As at 31 March 2018
Australia			
Banking system (APRA)[1]			
Housing credit[2]	24%	24%	25%
Cards	23%	23%	23%
Household deposits	23%	23%	23%
Business deposits	20%	20%	20%
Financial system (RBA)[3]			
Housing credit[2]	23%	23%	23%
Business credit	18%	19%	19%
Retail deposits[4]	21%	22%	21%
New Zealand (RBNZ)[5,6]			
Consumer lending	18%	19%	19%
Deposits	19%	18%	19%
Business lending	17%	16%	16%
Australian Wealth Management[7]			
Platforms (includes Wrap and Corporate Super)	18%	19%	18%
Retail (excludes Cash)	17%	18%	18%
Corporate Super	13%	13%	13%

1.4.2 System multiples

	Half Year March 19	Half Year Sept 18	Half Year March 18
Australia			
Banking system (APRA)[1]			
Housing credit[2]	0.5	0.9	1.0
Cards[8]	n/a	n/a	n/a
Household deposits	0.1	1.1	0.8
Business deposits[8]	0.1	n/a	0.9
Financial system (RBA)[3]			
Housing credit[2]	0.5	0.8	0.9
Business credit[8]	n/a	0.6	0.9
Retail deposits[4,8]	n/a	1.3	0.6
New Zealand (RBNZ)[5,6]			
Consumer lending	0.4	0.6	0.7
Deposits	1.4	0.1	1.2

1 *Source: Australian Prudential Regulation Authority (APRA).*
2 *Includes securitised loans.*
3 *Source: Reserve Bank of Australia (RBA).*
4 *Retail deposits as measured by the RBA, financial system includes financial corporations' deposits.*
5 *New Zealand comprises New Zealand banking operations.*
6 *Source: Reserve Bank of New Zealand (RBNZ).*
7 *Market Share Funds under Management / Funds under Administration based on published market share statistics from Strategic Insight as at 31 December 2018 (for First Half 2019), as at 30 June 2018 (for Second Half 2018) and as at 31 December 2017 (for First Half 2018) and represents the BT Wealth business market share reported at these times.*
8 *n/a indicates that system growth or Westpac growth was negative.*

10 | Westpac Group 2019 Interim Financial Results Announcement
200 | Westpac GROUP

2019 Interim financial results
Review of Group operations

2.0 Review of Group operations

Divisional cash earnings summary[1]

Half Year March 19 $m	Consumer Bank	Business Bank	BT Financial Group (Australia)	Westpac Institutional Bank	Westpac New Zealand[2] (A$)	Group Businesses	Group
Net interest income	3,882	2,223	297	743	945	299	8,389
Non-interest income	359	287	142	682	234	10	1,714
Net operating income	4,241	2,510	439	1,425	1,179	309	10,103
Operating expenses	(1,821)	(988)	(872)	(654)	(454)	(252)	(5,041)
Core earnings	**2,420**	**1,522**	**(433)**	**771**	**725**	**57**	**5,062**
Impairment (charges) / benefits	(268)	(75)	1	(15)	(13)	37	(333)
Operating profit before income tax	**2,152**	**1,447**	**(432)**	**756**	**712**	**94**	**4,729**
Income tax expense	(638)	(434)	127	(210)	(188)	(87)	(1,430)
Net profit	**1,514**	**1,013**	**(305)**	**546**	**524**	**7**	**3,299**
Non-controlling interests	-	-	-	(3)	-	-	(3)
Cash earnings	**1,514**	**1,013**	**(305)**	**543**	**524**	**7**	**3,296**
Add back notable items	2	131	620	-	-	-	753
Cash earnings excluding notable items	**1,516**	**1,144**	**315**	**543**	**524**	**7**	**4,049**

Half Year Sept 18 $m	Consumer Bank	Business Bank	BT Financial Group (Australia)	Westpac Institutional Bank	Westpac New Zealand[2] (A$)	Group Businesses	Group
Net interest income	3,760	2,362	302	754	917	375	8,470
Non-interest income	392	315	735	812	181	21	2,456
Net operating income	4,152	2,677	1,037	1,566	1,098	396	10,926
Operating expenses	(1,883)	(967)	(682)	(771)	(429)	(275)	(5,007)
Core earnings	**2,269**	**1,710**	**355**	**795**	**669**	**121**	**5,919**
Impairment (charges) / benefits	(236)	(164)	(4)	9	13	14	(368)
Operating profit before income tax	**2,033**	**1,546**	**351**	**804**	**682**	**135**	**5,551**
Income tax expense	(620)	(466)	(110)	(264)	(188)	(87)	(1,735)
Net profit	**1,413**	**1,080**	**241**	**540**	**494**	**48**	**3,816**
Non-controlling interests	-	-	-	(2)	-	-	(2)
Cash earnings	**1,413**	**1,080**	**241**	**538**	**494**	**48**	**3,814**
Add back notable items	110	5	141	-	12	13	281
Cash earnings excluding notable items	**1,523**	**1,085**	**382**	**538**	**506**	**61**	**4,095**

Mov't Mar 19 - Sept 18 %	Consumer Bank	Business Bank	BT Financial Group (Australia)	Westpac Institutional Bank	Westpac New Zealand[2] (A$)	Group Businesses	Group
Net interest income	*3%*	*(6%)*	*(2%)*	*(1%)*	*3%*	*(20%)*	*(1%)*
Non-interest income	*(8%)*	*(9%)*	*(81%)*	*(16%)*	*29%*	*(52%)*	*(30%)*
Net operating income	*2%*	*(6%)*	*(58%)*	*(9%)*	*7%*	*(22%)*	*(8%)*
Operating expenses	*(3%)*	*2%*	*28%*	*(15%)*	*6%*	*(8%)*	*1%*
Core earnings	***7%***	***(11%)***	***large***	***(3%)***	***8%***	***(53%)***	***(14%)***
Impairment (charges) / benefits	*14%*	*(54%)*	*large*	*large*	*large*	*164%*	*(10%)*
Operating profit before income tax	***6%***	***(6%)***	***large***	***(6%)***	***4%***	***(30%)***	***(15%)***
Income tax expense	*3%*	*(7%)*	*large*	*(20%)*	-	-	*(18%)*
Net profit	***7%***	***(6%)***	***large***	***1%***	***6%***	***(85%)***	***(14%)***
Non-controlling interests	-	-	-	*50%*	-	-	*50%*
Cash earnings	***7%***	***(6%)***	***large***	***1%***	***6%***	***(85%)***	***(14%)***
Add back notable items	*(98%)*	*large*	*large*	-	*(100%)*	*(100%)*	*168%*
Cash earnings excluding notable items	-	***5%***	***(18%)***	***1%***	***4%***	***(89%)***	***(1%)***

[1] *The Group has adopted AASB 9 Financial Instruments and AASB 15 Revenue from Contracts with Customers from 1 October 2018. Statutory comparatives have not been restated. Refer to Note 1 in Section 4 for further detail. However, where applicable, cash earnings comparatives (excluding expected credit loss provisioning) have been restated to aid comparability. Refer to the Cash earnings policy in Section 1.3.4 for further detail. In addition, during First Half 2019, the Group has made a number of presentational changes to the Balance Sheet and Income Statement. Both statutory and cash earnings comparatives have been restated. Refer to Note 1 in Section 4 for further detail.*

[2] *Refer to Section 3.5 for the Westpac New Zealand NZ$ divisional result.*

200 Westpac GROUP Westpac Group 2019 Interim Financial Results Announcement | 11

2019 Interim financial results
Review of Group operations

Movement in cash earnings ($m)
First Half 2019 – Second Half 2018


-518
3,814
281
4,095
26
(305)
128
35
70
4,049
(753)
3,296
2H18 cash earnings
Add back 2H18 notable items
2H18 cash earnings ex notable items
Net interest income
Non-interest income
Operating expenses
Impairment charges
Tax & non-controlling interests
1H19 cash earnings ex notable items
1H19 notable items
1H19 cash earnings

Movement in core earnings by division ($m)
First Half 2019 – Second Half 2018


-857
5,919
380
6,299
23
(5)
(107)
(24)
40
(78)
6,148
(1,086)
5,062
2H18 core earnings
Add back 2H18 notable items
2H18 core earnings ex notable items
Consumer Bank
Business Bank
BTFG
WIB
Westpac New Zealand (A$)
Group Businesses
1H19 core earnings ex notable items
1H19 notable items
1H19 core earnings

12 | Westpac Group 2019 Interim Financial Results Announcement

2019 Interim financial results
Review of Group operations

Divisional cash earnings summary (continued)[1]

Half Year March 19 $m	Consumer Bank	Business Bank	BT Financial Group (Australia)	Westpac Institutional Bank	Westpac New Zealand[2] (A$)	Group Businesses	Group
Net interest income	3,882	2,223	297	743	945	299	8,389
Non-interest income	359	287	142	682	234	10	1,714
Net operating income	4,241	2,510	439	1,425	1,179	309	10,103
Operating expenses	(1,821)	(988)	(872)	(654)	(454)	(252)	(5,041)
Core earnings	**2,420**	**1,522**	**(433)**	**771**	**725**	**57**	**5,062**
Impairment (charges) / benefits	(268)	(75)	1	(15)	(13)	37	(333)
Operating profit before income tax	**2,152**	**1,447**	**(432)**	**756**	**712**	**94**	**4,729**
Income tax expense	(638)	(434)	127	(210)	(188)	(87)	(1,430)
Net profit	**1,514**	**1,013**	**(305)**	**546**	**524**	**7**	**3,299**
Non-controlling interests	-	-	-	(3)	-	-	(3)
Cash earnings	**1,514**	**1,013**	**(305)**	**543**	**524**	**7**	**3,296**
Add back notable items	2	131	620	-	-	-	753
Cash earnings excluding notable items	**1,516**	**1,144**	**315**	**543**	**524**	**7**	**4,049**

Half Year March 18 $m	Consumer Bank	Business Bank	BT Financial Group (Australia)	Westpac Institutional Bank	Westpac New Zealand[2] (A$)	Group Businesses	Group
Net interest income	4,089	2,328	294	688	882	436	8,717
Non-interest income	370	311	881	753	192	15	2,522
Net operating income	4,459	2,639	1,175	1,441	1,074	451	11,239
Operating expenses	(1,766)	(948)	(590)	(678)	(426)	(283)	(4,691)
Core earnings	**2,693**	**1,691**	**585**	**763**	**648**	**168**	**6,548**
Impairment (charges) / benefits	(250)	(148)	(4)	6	(35)	(13)	(444)
Operating profit before income tax	**2,443**	**1,543**	**581**	**769**	**613**	**155**	**6,104**
Income tax expense	(734)	(463)	(175)	(212)	(173)	(94)	(1,851)
Net profit	**1,709**	**1,080**	**406**	**557**	**440**	**61**	**4,253**
Non-controlling interests	-	-	-	(3)	-	1	(2)
Cash earnings	**1,709**	**1,080**	**406**	**554**	**440**	**62**	**4,251**
Add back notable items	-	-	-	-	-	-	-
Cash earnings excluding notable items	**1,709**	**1,080**	**406**	**554**	**440**	**62**	**4,251**

Mov't Mar 19 - Mar 18 %	Consumer Bank	Business Bank	BT Financial Group (Australia)	Westpac Institutional Bank	Westpac New Zealand[2] (A$)	Group Businesses	Group
Net interest income	*(5%)*	*(5%)*	*1%*	*8%*	*7%*	*(31%)*	*(4%)*
Non-interest income	*(3%)*	*(8%)*	*(84%)*	*(9%)*	*22%*	*(33%)*	*(32%)*
Net operating income	*(5%)*	*(5%)*	*(63%)*	*(1%)*	*10%*	*(31%)*	*(10%)*
Operating expenses	*3%*	*4%*	*48%*	*(4%)*	*7%*	*(11%)*	*7%*
Core earnings	*(10%)*	*(10%)*	*large*	*1%*	*12%*	*(66%)*	*(23%)*
Impairment (charges) / benefits	*7%*	*(49%)*	*large*	*large*	*(63%)*	*large*	*(25%)*
Operating profit before income tax	*(12%)*	*(6%)*	*large*	*(2%)*	*16%*	*(39%)*	*(23%)*
Income tax expense	*(13%)*	*(6%)*	*large*	*(1%)*	*9%*	*(7%)*	*(23%)*
Net profit	*(11%)*	*(6%)*	*large*	*(2%)*	*19%*	*(89%)*	*(22%)*
Non-controlling interests	-	-	-	-	-	*(100%)*	*50%*
Cash earnings	*(11%)*	*(6%)*	*large*	*(2%)*	*19%*	*(89%)*	*(22%)*
Add back notable items	-	-	-	-	-	-	-
Cash earnings excluding notable items	*(11%)*	*6%*	*(22%)*	*(2%)*	*19%*	*(89%)*	*(5%)*

[1] *The Group has adopted AASB 9 Financial Instruments and AASB 15 Revenue from Contracts with Customers from 1 October 2018. Statutory comparatives have not been restated. Refer to Note 1 in Section 4 for further detail. However, where applicable, cash earnings comparatives (excluding expected credit loss provisioning) have been restated to aid comparability. Refer to the Cash earnings policy in Section 1.3.4 for further detail. In addition, during First Half 2019, the Group has made a number of presentational changes to the Balance Sheet and Income Statement. Both statutory and cash earnings comparatives have been restated. Refer to Note 1 in Section 4 for further detail.*

[2] *Refer to Section 3.5 for the Westpac New Zealand NZ$ divisional result.*

200 Westpac GROUP
Westpac Group 2019 Interim Financial Results Announcement | 13

2019 Interim financial results
Review of Group operations

Movement in cash earnings ($m)
First Half 2019 – First Half 2018


-955
4,251
0
4,251
(116)
(208)
(76)
111
87
4,049
(753)
3,296
1H18 cash earnings
Add back 1H18 notable items
1H18 cash earnings ex notable items
Net interest income
Non-interest income
Operating expenses
Impairment charges
Tax & non-controlling interests
1H19 cash earnings ex notable items
1H19 notable items
1H19 cash earnings

Movement in core earnings by division ($m)
First Half 2019 – First Half 2018


-1,486
6,548
0
6,548
(257)
19
(136)
8
77
(111)
6,148
(1,086)
5,062
1H18 core earnings
Add back 1H18 notable items
1H18 core earnings ex notable items
Consumer Bank
Business Bank
BTFG
WIB
Westpac New Zealand (A$)
Group Businesses
1H19 core earnings ex notable items
1H19 notable items
1H19 core earnings

14 | Westpac Group 2019 Interim Financial Results Announcement
200 | Westpac GROUP

2019 Interim financial results Review of Group operations 2.1 Performance overview Overview First Half 2019 has been another challenging period for financial services companies, including Westpac. In particular, the Royal Commission into Misconduct in the Banking, Superannuation and Financial Services Industry (Royal Commission), brought to light confronting stories and examples of poor behaviour affecting customers. This in turn has eroded public sentiment and trust in the financial services industry. Across the industry, firms such as Westpac are now working to respond to the findings of the Royal Commission's final report (released 1 February 2019), as well as to remediate customer issues. These efforts will strengthen the focus on leadership, governance and culture, and create better outcomes for customers and shareholders. Westpac's response to the Royal Commission is summarised later in this overview. At the same time, the economic environment has softened over the last six months, with lower economic growth, subdued inflation and lower business and consumer sentiment. For financial services, this has contributed to more cautious demand for lending, a decline in deposit growth, and lower house prices. Although growth has slowed, competition has remained intense across the sector including from domestic and international banks and from non-bank operators. With this backdrop, Westpac reported cash earnings of $3,296 million in First Half 2019, a reduction of $518 million (or 14%) compared to Second Half 2018 and down $955 million (or 22%) from First Half 2018. The Group's performance in First Half 2019 was impacted by two notable items: provisions for estimated customer refunds and payments (and associated costs) of $617 million (after tax); and provisions for costs associated with the reset of Westpac's wealth strategy announced on 19 March 2019 ($136 million after tax). In First Half 2019, the majority of these items were recorded in BT Financial Group (BTFG) and the Business Bank. These notable items are explained in more detail later in this overview. For more information see Section 1.3.2 and Note 14 of the 2019 Interim Financial Report. Excluding movements in notable items, Westpac's cash earnings in First Half 2019 were $46 million lower, down 1% compared to Second Half 2018. Excluding notable items, the Business Bank, Westpac New Zealand, and Westpac Institutional Bank all increased cash earnings over the half. These increases were more than offset by a lower contribution from the Group's Treasury operations, and higher insurance claims (from severe weather events) contributing to a lower BTFG result. Before notable items, the Consumer Bank result was relatively flat (down, $7 million). Westpac's reported net profit for First Half 2019 was $3,173 million; a $724 million (or 19%) decline on Second Half 2018. In addition to the notable items mentioned above, reported net profit was also impacted by a fair value charge on economic hedges of $125 million in First Half 2019, compared to a $163 million benefit in Second Half 2018 (a net $289 million turnaround). The strength of the Group's balance sheet has been maintained. The Group's common equity tier 1 ratio was 10.6% at 31 March 2019 and above APRA's unquestionably strong benchmark. The liquidity coverage ratio (LCR) was higher at 138% (133% at September 2018) while the net stable funding ratio was little changed at 113% (114% at September 2018). Asset quality has also been little changed, with stressed exposures to total committed exposures up 2 basis points over the last six months and up 1 basis point over the last year. Within this measure, consumer delinquencies were higher, consistent with slower economic activity. Dividends While cash earnings were lower, the strength of the Group's capital ratio and lower growth environment has enabled the Board to determine an interim ordinary dividend of 94 cents per share, fully franked, unchanged over both Second Half 2018 and First Half 2018. The interim ordinary dividend represents a cash earnings payout ratio of 98% and a dividend yield of 7.3%1. The cash earnings payout ratio excluding notable items was 80%. The Board has determined to issue shares to satisfy the dividend reinvestment plan (DRP) for the interim 2019 dividend and to apply a 1.5% discount to the market price used to determine the number of shares issued under the DRP. The market price used to determine the number of shares issued under the DRP will be set over the 10 trading days commencing 22 May 2019. The discount to the DRP market price has been applied to give the Group additional capital flexibility, including for regulatory changes to the measurement of capital and risk weighted assets likely to be announced in Second Half 2019. The interim ordinary dividend will be paid on 24 June 2019 with the record date of 17 May 20192. After allowing for the interim dividend, the Group's adjusted franking account balance was $1,234 million. The Government's Bank Levy cost $193 million in First Half 2019, up from $192 million in Second Half 2018, and $186 million in First Half 2018. Despite the decline in Westpac's cash earnings, the Levy increased as it is based on applicable liabilities which were higher over the period. The $193 million Bank Levy is equivalent to 4 cents per share and is included in net interest income where it reduced net interest margin by 5 basis points. 1 Based on the closing share price as at 29 March 2019 of $25.92. 2 Record date for 2019 interim dividend in New York is 16 May 2019. Westpac Group 2019 Interim Financial Results Announcement | 15

2019 Interim financial results Review of Group operations 2019 priorities As part of its Full Year 2018 Results Announcement, Westpac reiterated that its service strategy remains unchanged and is fundamental to its future. However, given the environment the Group highlighted its three priorities for 2019 were to: 1. Deal with outstanding issues, 2. Build momentum in the customer franchise and 3. Structural cost reduction. Discussion in this Performance Overview is structured in line with these priorities. Dealing with outstanding issues Over recent years, the Group has conducted extensive work across the organisation to review its products and operations, assess culture, and enhance governance. This has included: ongoing product reviews; finalising a detailed culture and governance assessment; resetting the Group's wealth operations, exiting Hastings funds management and Ascalon and commencing the implementation of the recommendations from the Royal Commission's Final Report. The Group is now accelerating the implementation of the changes needed to address the issues identified, further strengthen culture and accountability, and accelerating customer remediation. The Royal Commission represents an inflection point for the industry, and Westpac. The Royal Commission Final Report’s recommendations raise important points of policy and principle for the industry and regulators. Westpac is actively responding to the findings with a detailed response plan that has Board oversight. Of the 51 recommendations relevant to Westpac, around 10 are largely implemented. This includes the removal of grandfathered commission payments for its financial planners from 1 October 2018 and implementation of the Sedgwick Review recommendations for the Group’s employees. For other recommendations requiring action, preparatory work is underway or further guidance from government or regulators is required before substantive work can commence. For more details on the Royal Commission refer to Section 4.1, Directors’ Report (Significant developments). Culture, Governance and Accountability self-assessment Westpac's Culture, Governance and Accountability self-assessment (CGA) report was finalised in November 2018 and provided to APRA at that time. The report has assessed Westpac's risk culture, governance and accountability frameworks and practices, and the impact they have on the management of non-financial risk. Work has commenced to implement the 45 actions recommended in the report to enhance governance, accountability and culture across Westpac and supplementary activities in these areas. The Board is also overseeing implementation of the CGA action plan. Get it right, put it right Through the Group’s ‘get it right, put it right’ initiatives we have continued to review products, processes and policies to identify where we may not have got it right for customers. Where problems were identified, the Group has committed to fix them and refund customers. These initiatives identified a number of issues that have required remediation. The Group booked an after tax cost of $617 million of provisions for estimated customer refunds, payments and associated costs. This half, the Group has taken steps designed to accelerate the processing of customer refunds and centralise oversight of certain remediation under the Chief Operating Officer. In First Half 2019 the major items included in the provisions were related to: • Customer refunds of ongoing advice service fees associated with the Group's salaried financial planners. These provisions add to those in prior periods and reflect an increase in the estimated proportion of instances where records of financial advice are insufficient for the purposes of the remediation; Estimated customer refunds of ongoing advice service fees charged by the Group's authorised representatives that provided financial planning services under the Magnitude and Securitor brands. The provisions have been based on an estimate of the proportion of instances where records of financial advice are insufficient for the purposes of the remediation. The provision is an estimate of fees and interest that may be refunded to customers along with costs of implementing the remediation; Refunds for certain consumer and business customers that had interest only loans that did not automatically switch, when required, to principal and interest loans; and Refunds to certain business customers who were provided with business loans where they should have been provided with loans covered by the National Consumer Credit Protection Act. • • • 16 | Westpac Group 2019 Interim Financial Results Announcement

2019 Interim financial results Review of Group operations Resetting Wealth In 2018, Westpac indicated that, while it was committed to its Wealth and Insurance operations, it was considering its ability to efficiently and effectively provide personal financial advice. In March 2019, the Group announced that it would change the way it supports customers' wealth and insurance needs by exiting the provision of personal financial advice and moving to a referral model for these services. At the same time, the Group announced an organisational realignment of BTFG's businesses, with the Private Wealth, Platforms & Investments, and Superannuation businesses moving into an expanded Business division, with the Insurance business moving to the expanded Consumer division. As these changes were effective from 1 April 2019, the new organisational structure is not presented in the First Half 2019 financial results. As a result of these changes, the Group raised a provision for exit and transition costs of $190 million ($136 million after tax). As the Group's advice business was loss making, the exit is expected to be EPS accretive (excluding remediation provisions) for Westpac in 2020. The exit of advice and resetting the Group's wealth operations is expected to reduce costs by around $280 million per annum over 2019 and 2020. Given these changes, from Full Year 2019, BTFG will no longer be reported as a standalone division. Customer complaints A fundamental lesson of the Royal Commission was that while Westpac had made material progress in reducing complaints over recent years, it had not managed certain categories of complaints as effectively as it should have. For example, some complaints took too long to resolve, and the Group did not do enough to identify and prioritise vulnerable customers. In June 2018 Westpac established the Customer and Corporate Relations division to embed a focus on customer complaints. The change centralised the management, reporting and resolution of complaints. Although complaints are higher over the last 12 months because of the change in customer expectations, an increase in our efforts around formal logging of complaints has reduced complaint handling times by over 22% in First Half 2019. Momentum in customer franchise The Group has continued to build momentum in its customer franchise by growing the number of customers, deepening relationships, digitising processes and making banking and financial services easier for customers. Progress over the half has included: • • • Increased the number of Australian banking customers by over 36,000 in the last six months (up 1.6%); Number 1 in NPS for Business Bank and number 2 for Consumer Bank; Piloting a new virtual chat assistant called 'Red' for Westpac customers. Available 24/7, Red has already helped over 100,000 customers with their queries; Made the New Payments Platform available to Westpac consumer customers, enabling them to make real time payments and to establish their own PayID; After five years of development, the Group's Customer Service Hub (CSH) is now live with the first mortgages originated via the system. The CSH provides a simplified home ownership process for Westpac bankers and customers and will gradually be rolled out to other brands and product sets; Continued to roll out the Group's "Life Moments" services program to help customers when they need it most. In First Half 2019 Westpac customers could access new resources to help manage their finances after a break-up or separation. This builds on enhanced support for people who have lost a loved one, are having a baby or have been involved in a natural disaster; and Grew general insurance gross written premiums by 3% over the prior half with improved sales through digital channels. • • • • Structural cost reduction In response to the challenges facing industry revenues, the Group announced a goal of achieving $400 million in structural productivity savings in 2019. This would be a 32% uplift to the productivity savings achieved in 2018. In First Half 2019 a range of productivity initiatives delivered $146 million in savings. As the benefits from these initiatives flow through to Second Half 2019 and further plans are implemented, the Group believes it is well placed to achieve the $400 million Full Year 2019 target. The Group's Wealth reset has enabled Westpac to close its advice business, which was a high cost, loss making business and restructure the Group's wealth operations to reduce the costs associated with running a separate operating division. While the initial savings from this change are relatively small, additional opportunities are expected to emerge in Full Year 2020 as the new operating model is bedded down. Westpac Group 2019 Interim Financial Results Announcement | 17

2019 Interim financial results
Review of Group operations

Other efficiency initiatives completed over the half included:

- Reduced FTE by 788 (or 2%). Around 1,000 roles were reduced through the half from completion of various organisational reviews of head office and support roles. These declines were partially offset by around 200 new FTE to support regulatory and compliance programs;
- Consolidated property, including the exit of two operations centres in Sydney (Epping and Norwest), the net reduction of 38 branches, and the removal of almost 350 ATMs (12% of the fleet);
- Continued to rationalise physical currency in the network, removing over $700 million in cash from branches. In addition to savings from holding less cash, there are flow-on benefits to courier costs, security, and branch processing times; and
- An additional $23 million in savings from further modernisation of technology including a 20% rise in cloud volumes and the removal of 13 applications.

Financial Performance Summary First Half 2019 – Second Half 2018[1]

Westpac's cash earnings of $3,296 million in First Half 2019 was $518 million (or 14%) lower than Second Half 2018, and $955 million (or 22%) lower than First Half 2018.

The reduction in cash earnings, combined with a 0.4% increase in the weighted average shares on issue, led to a 14% decline in cash earnings per share (EPS) to 95.8 cents in First Half 2019. Average ordinary equity increased 1% which in turn contributed to the Group's return on equity (ROE) falling to 10.43%, down 165 basis points.

These results were impacted by notable items detailed below:

Notable items

To help explain Westpac's performance, two major items in this result are described as "notable items":

- Provisions for estimated customer refunds and payments, along with associated costs. These provisions were incurred in First Half 2019 and in Second Half 2018; and
- Exit and restructuring costs associated with the reset of Westpac's wealth strategy. These provisions were incurred in First Half 2019.

No notable items were recorded in First Half 2018.

Throughout this Results Announcement, the term "notable items" refer to these items only. These items are discussed further in Section 1.3.2 and Note 14 of the 2019 Interim Financial Report.

Notable items impact cash earnings, the major income statement line items and certain performance metrics. The following tables present the quantum of these items and their impact on movements in the income statement (Table 1) and certain performance metrics (Table 2) over First Half 2019, Second Half 2018 and First Half 2018.

Table 1. Cash earnings impact from notable items and impact on movements in key line items

	Size of notable items ($m)		Growth 1H19 – 2H18 (%)		Growth 1H19 – 1H18 (%)	
	1H19	2H18	As reported	Ex notable items	As reported	Ex notable items
Net interest income	(212)	(105)	(1)	-	(4)	(1)
Non-interest income	(600)	(163)	(30)	(12)	(32)	(8)
Operating expenses	(274)	(112)	1	(3)	7	2
Core earnings	**(1,086)**	**(380)**	**(14)**	**(2)**	**(23)**	**(6)**
Impairment charges	-	-	(10)	(10)	(25)	(25)
Tax	333	99	(18)	(4)	(23)	(5)
Cash earnings	**(753)**	**(281)**	**(14)**	**(1)**	**(22)**	**(5)**

Table 2. Certain cash earnings performance metrics including and excluding notable items

	1H19		2H18		1H18	
(%)	Cash earnings	Cash earnings ex notable items	Cash earnings	Cash earnings ex notable items	Cash earnings	Cash earnings ex notable items
Return on equity	10.43	12.82	12.08	12.97	13.96	13.96
Net interest margin	2.12	2.17	2.16	2.18	2.28	2.28
Expense to income ratio	49.90	43.67	45.83	43.73	41.74	41.74

[1] *Unless otherwise stated.*

18 | Westpac Group 2019 Interim Financial Results Announcement

2019 Interim financial results Review of Group operations Financial Performance Summary First Half 2019 – Second Half 20181 (continued) First Half 2019 cash earnings, excluding notable items were $46 million lower than Second Half 2018 (down 1%) and were $202 million lower (down 5%) than First Half 2018. Excluding notable items the ROE was 12.82%. Net tangible assets per share, which was impacted by the adoption of AASB 9, decreased 2% to $15.12. While the economic environment generally remains positive, with GDP growth of 2.3% for the year to December 2018, unemployment remaining at historical lows and inflation holding below 2%, economic activity has slowed over the last six months. Modest wages growth, a peaking construction cycle, falling house prices and weaker business and consumer sentiment have all contributed to weaker activity. For financial services this has contributed to lower credit and deposit growth and lower demand for wealth and insurance services. At the same time, increased data and verification requirements have made the process of borrowing more difficult for customers, particularly for smaller businesses. These conditions contributed to a slowing in system credit growth in Australia to around 4% from almost 5% a year earlier with both housing and business lending growth moderating. In New Zealand, private sector credit has been a little stronger, growing at around 6% up from approximately 5% a year earlier. For Westpac, total lending grew at 1% over the six months to March 2019 and by 2% over the prior 12 months. Most of the growth over the half was in New Zealand, supported by a stronger NZ exchange rate and 2% growth in total loans. Growth in Australia was more modest with a 1% increase in mortgages, mostly in owner occupied lending, partly offset by a decline in both business lending and in other personal lending. Customer deposits decreased 1% over the half, mostly from lower government deposits and from lower flows following the repricing of both term deposits and online savings products. New Zealand deposits were up 4% (9% in A$ terms), with good growth across all categories. Given the lower deposit balances, the deposit to loan ratio was down over the half to 71.6% at 31 March 2019. Net interest margin of 2.12% was down 4 basis points over the half. The decline in margins was due to a lower Treasury and Markets contribution (2 basis point impact), while notable items had a 3 basis point impact over the half. Excluding these items, the margin before Treasury and Markets was 1 basis point higher over the half. This 1 basis point rise was due to higher loan and deposit spreads (adding 1 basis point each) partially offset by higher securities holdings, both for market inventory and liquidity. Most of the increase in loan spreads was due to the mortgage repricing that occurred in September 2018, although this was largely offset by competition for new lending, retention pricing and the impact of customers switching to lower rate principal and interest lending from interest only facilities. Improved deposit spreads (up 1 basis point) followed the repricing of term deposits and online deposits. Non-interest income declined $742 million in First Half 2019 to $1,714 million (down 30%). Most of the decline was due to an increase in notable items of $437 million, and the non-repeat of Hastings income ($180 million). Westpac finalised the exit of its infrastructure funds business 'Hastings' in Second Half 2018. The exit had a small impact on cash earnings but had a more significant impact on non-interest income (including from large exit related fees) and costs (from the write-down of goodwill). Excluding these items (notable items and Hastings) non-interest income was down $125 million or 5%, with the decline mostly due to lower wealth and insurance income including from higher general insurance claims ($94 million) for major weather events (Queensland Floods and NSW hailstorms), and lower fees following decisions to reduce platform fees and eliminate grandfathered commission payments. Partly offsetting these was higher trading income of $45 million along with the gain from the sale of the Group's holding in Paymark in New Zealand. In aggregate, the 1% decline in net interest income and the 30% decline in non-interest income led to total operating income declining 8%. Excluding notable items, operating income was 2% lower over the Second Half 2018. Expenses increased 1% or $34 million in First Half 2019 compared to Second Half 2018. Expense growth this period was also impacted by notable items which added $162 million to costs. Expenses excluding notable items were down 3%. This decline was mostly due to the non-repeat of $121 million of Hastings costs in Second Half 2018. Within business as usual costs, salary costs were higher following annual salary increases from January 2019, along with mix impacts from employing more highly qualified individuals. Occupancy costs were higher from annual rent increases and cost of branch closures. Technology costs were also higher mostly associated with investment in the Group's infrastructure, including enhancements to cybersecurity, Panorama and launching the CSH. These increases were broadly offset by structural productivity savings of $146 million mentioned earlier. 1 Unless otherwise stated. Westpac Group 2019 Interim Financial Results Announcement | 19

2019 Interim financial results Review of Group operations Financial Performance Summary First Half 2019 – Second Half 20181 (continued) Given the notable items (higher expenses and reduced revenues) the expense to income ratio increased over 4 percentage points to 49.9% for First Half 2019. Excluding notable items, the cost to income ratio was 43.7%, little changed over the last six months and around 2 percentage points higher compared to First Half 2018. Credit quality remained sound, with key metrics relatively stable over the half and over the prior corresponding period. Stressed exposures to total committed exposures were little changed at 1.10% at March 2019, up 2 basis points from September 2018 and up 1 basis point from March 2018. Within stressed exposures, impaired exposures were higher including from one facility over $50 million migrating to impaired in the second quarter. Mortgage delinquencies were also higher (up 8 basis points over the last six months) which contributed to a rise in 90 days past due and not impaired category within stressed exposures. The proportion of watchlist and substandard exposures declined over the period due in part to the migration of one larger facility to impaired. Slowing economic activity and low wages growth has contributed to a rise in customers experiencing difficulty. At the same time, current conditions have led to an increase in the time taken (on average) to sell a property. Together, these factors have contributed to the rise in mortgage delinquencies over the half. Net mortgage write-offs for the half remained low at $52 million (2 basis points), compared to $42 million in Second Half 2018 and $47 million in First Half 2018. Consistent with these trends, properties in possession remained low at 482, but were up from 396 at September 2018. Given the credit quality picture, impairment charges were $333 million for First Half 2019, down 10% (or $35 million) on Second Half 2018 and representing 9 basis points to average gross loans. The decline was due to lower new individually assessed provisions partially offset by lower write-backs. New collectively assessed provisions were also lower as watchlist and substandard facilities declined and write-offs were lower. Following the adoption of AASB 9, overall provisioning levels have increased, mostly associated with facilities that are still performing but have experienced a significant increase in credit risk (called Stage 2 facilities). As a result, total provisions were $3,995 million at March 2019, up from $3,053 million at September 2018. The ratio of impaired exposure provisions to total impaired exposures was 46% at March 2019, which was unchanged compared to First Half 2018. Consistent with the rise in overall provisions the ratio of collectively assessed provisions to credit risk weighted assets has increased to 98 basis points, up from 73 basis points at September 2018. The effective tax rate was 30.2% for the half. This is above the corporate tax rate due to the non-deductibility of certain expenses, including hybrid distributions. Across divisions earnings results were mixed compared to Second Half 2018 with BTFG and the Business Bank particularly affected by notable items. The Consumer Bank recorded a 7% rise in cash earnings, with higher margins and lower expenses. New Zealand (in NZ$) recorded a 4% increase in cash earnings, with core earnings up 6%, and WIB recorded a 1% increase in cash earnings from higher trading income and improved efficiency. The Business Bank's cash earnings were down $67 million (6%) due to an increase in notable items while BT Financial Group reported a loss of $305 million with the decline due to notable items. Balance sheet The Group maintained the strength of its balance sheet across all dimensions: • A CET1 capital ratio of 10.6%, above the "unquestionably strong" benchmark set by APRA. The ratio was little changed over the half as earnings, after dividends, more than offset other capital movements. Risk weighted assets were lower over the half; A liquidity coverage ratio (LCR) of 138%, up from 133% six months earlier and comfortably above the 100% regulatory minimum; and A net stable funding ratio (NSFR) of 113%, little changed over the half and prior year and also well above the 100% regulatory minimum. • • 1 Unless otherwise stated. 20 | Westpac Group 2019 Interim Financial Results Announcement

2019 Interim financial results Review of Group operations Financial performance summary First Half 2019 - First Half 2018 Cash earnings of $3,296 million were down 22% with core earnings also down 23%, while impairment charges fell 25%. Net interest income fell 4% with a 16 basis point decrease in margins only partially offset by a 4% rise in average interest-earning assets. Margins excluding Treasury and Markets decreased 12 basis points from First Half 2018, with the decline due to notable items (5 basis points), higher short term wholesale funding costs (5 basis points) and lower mortgage spreads. The decline in mortgage spreads was due to customers switching from interest only to principal and interest lending, changes in portfolio mix towards lower margin products (fixed rate and basic products), competition contributing to lower rates on new mortgages and more retention pricing. These declines were partially offset by higher deposit spreads. Total loans grew 2%, with most of the rise due to an increase in Australian mortgage lending and New Zealand lending. Australian business lending was little changed compared to First Half 2018 with subdued demand and lower utilisation of warehouse facilities. New Zealand lending was up 4% (up 6% in A$ terms) from growth in mortgages and business lending. Australian personal lending was lower, mostly reflecting lower demand and a decline in low return products, particularly Auto lending. Customer deposits grew 2% over First Half 2018. Non-interest income was down 32%, impacted by an increase in notable items of $600 million, and the loss of income following the exit of the Hastings business in 2018 ($23 million). Excluding these, non-interest income was down 7% mostly from lower financial markets income and a reduction in wealth management income (from a lower advice contribution, the reduction in pricing across platforms and a reduction in average funds). Insurance claims for major weather events were also higher, up $66 million. Expenses increased 7%. This included an increase of $274 million in notable items. Excluding notable items, expenses were $76 million higher. Most of this expense growth was due to higher spending associated with investment and an increase in regulatory and compliance costs with $319 million of structural productivity savings more than offsetting ordinary cost growth. Impairment charges were $111 million (or 25%) lower than First Half 2018, with most of the decrease due to lower new collectively assessed provisions from lower watchlist and substandard facilities. Individually assessed provisions were $24 million higher mostly from lower recoveries. Divisional performance summary The performance of each division based on performance in First Half 2019 compared to Second Half 2018 is discussed below. Consumer Bank Consumer Bank's (CB) cash earnings of $1,514 million were $101 million higher than Second Half 2018, (excluding notable items, cash earnings were little changed, down $7 million). Operating income growth of 2% combined with a 3% decline in expenses led to 7% growth in core earnings. Cash earnings growth was also 7% after higher impairment charges and tax. Within operating income, net interest income was up 3% from a small rise in volumes (1% rise in mortgages) and a 6 basis point increase in net interest margin. Margins were higher from less notable items and higher deposit spreads. Non-interest income was $33 million lower (down 8%), due to a decline in currency conversion fees and lower product fees consistent with weaker new volumes in mortgages, personal loans and cards. Expenses were down $62 million (or 3%), mostly due to the reversal of a notable item raised in Second Half 2018 as the settlement was not approved by the Court. Structural productivity gains, from reducing the size of the network and more customers migrating to digital, were largely offset by business as usual expenses and costs linked to improving productivity including property make good costs and redundancies. The $32 million increase in impairment charges was mostly due to higher consumer delinquencies. Business Bank Business Bank (BB) delivered cash earnings of $1,013 million, a 6% decrease, (excluding notable items, cash earnings were up 5%). Lending decreased 1%, with the decline due to subdued demand across industries and from the division's continued focus on risk adjusted return. Deposits declined 1% over the half. The net interest margin was down 15 basis points but before notable items was up 7 basis points driven by mortgages, business loans and deposit pricing benefits in First Half 2019. Non-interest income was down 9%. Half of the $28 million decline in non-interest income was due to notable items with the other half due to lower lending fees consistent with the decline in lending and from lower merchant income. Expenses were 2% higher, mostly from regulatory and compliance costs, and notable items. Business as usual costs were largely offset by productivity initiatives including increased use of digital tools to support bankers, and from a simplified operating model. Credit quality has been sound, with lower stress in the commercial portfolio emerging over the half. This in turn contributed to an $89 million reduction in impairment charges. Westpac Group 2019 Interim Financial Results Announcement | 21

2019 Interim financial results Review of Group operations BT Financial Group BT Financial Group (BTFG) reported a cash earnings loss of $305 million, as its performance was impacted by notable items of $620 million after tax. This compares to cash earnings of $241 million in Second Half 2018. Excluding these notable items, BTFG's cash earnings were $315 million in First Half 2019, compared to Second Half 2018 cash earnings (excluding notable items) of $382 million, down 18%. The decline was due to higher general insurance claims for major weather events ($66 million after tax), lower margins from the decision to reprice certain platform fees, and from the discontinuing of grandfathered commission payments. Expenses were up 28% but were 7% lower after notable items. Productivity benefits, including from product simplification and organisational redesign, more than offset ordinary expense growth. Westpac Institutional Bank Westpac Institutional Bank (WIB) recorded a 1% increase in cash earnings to $543 million. Movements in revenue and expenses this half were significantly affected by the exit of Hastings in Second Half 2018. Hastings contributed $19 million to cash earnings in Second Half 2018 by adding $180 million to non-interest income, $121 million to expenses and $41 million to tax expenses. Excluding the impact of Hastings, cash earnings was up 5%. Net interest income was $11 million lower with little change in lending and lower margins. Non-interest income was 16% lower, but was up 8% up excluding Hastings, with higher financial markets income across foreign exchange, fixed income and commodities. Expenses were down 15% but excluding Hastings were little changed (up $4 million). Impairment charges were $24 million higher over the half with $15 million charge in First Half 2019 compared to a $9 million benefit in Second Half 2018. Westpac New Zealand Westpac New Zealand (WNZL) delivered cash earnings of NZ$555 million, up 4% over the half. Excluding notable items (incurred in Second Half 2018), cash earnings increased 1%. The business generated 6% core earnings growth, although this was partly offset by a $27 million increase in impairment charges (an impairment charge of NZ$14 million, versus a NZ$13 million impairment benefit in Second Half 2018). Lending increased 2% over the half while deposits grew 4%, fully funding loan growth. Balance sheet growth was partially offset by a 2 basis point decline in margins leading to net interest income growing 1%. Non-interest income was up NZ$52 million with most of the rise due to a NZ$40 million gain on the sale of an associate. Expenses were 3% higher, mostly from higher investment spending including an increase in software amortisation as new systems came on line. Group Businesses Group Businesses delivered cash earnings of $7 million in First Half 2019, down $41 million on the prior half. The decrease was mostly due to a lower Treasury contribution (from interest rate risk management). This decline was partially offset by lower expenses and an increased impairment benefit. The impairment benefit was $23 million higher mostly due to movements in centrally held impairment overlays. 22 | Westpac Group 2019 Interim Financial Results Announcement

2019 Interim financial results
Review of Group operations

2.2 Review of earnings

2.2.1 Net interest income[1,2]

$m	Half Year March 19	Half Year Sept 18	Half Year March 18	% Mov't Mar 19 - Sept 18	% Mov't Mar 19 - Mar 18
Net interest income					
Net interest income excluding Treasury & Markets	8,081	8,082	8,258	-	(2)
Treasury net interest income[3]	240	322	396	(25)	(39)
Markets net interest income	68	66	63	3	8
Net interest income	8,389	8,470	8,717	(1)	(4)
Add back notable items	212	105	-	102	-
Net interest income excluding notable itmes	8,601	8,575	8,717	-	(1)
Average interest-earning assets					
Loans	674,896	665,227	651,943	1	4
Third party liquid assets[4]	97,222	97,909	93,357	(1)	4
Other interest-earning assets	22,542	19,698	21,711	14	4
Average interest-earning assets	794,660	782,834	767,011	2	4
Net interest margin					
Group net interest margin	2.12%	2.16%	2.28%	(4bps)	(16bps)
Group net interest margin excluding Treasury & Markets[5]	2.04%	2.06%	2.16%	(2bps)	(12bps)
Excluding notable items					
Group net interest margin	2.17%	2.18%	2.28%	(1bps)	(11bps)
Group net interest margin excluding Treasury & Markets[5]	2.09%	2.08%	2.16%	1bps	(7bps)

First Half 2019 – Second Half 2018

Net interest income decreased $81 million or 1% compared to Second Half 2018. Key features include:

- A 2% increase in average interest-earning assets largely from Australian housing and New Zealand lending;
- Group net interest margin excluding Treasury and Markets decreased 2 basis points, primarily due to a net 3 basis point impact from provisions for estimated customer refunds and payments. Other items netted to a 1 basis point benefit, including the full period impact from changes to pricing of Australian variable mortgages being partly offset by reduced mortgages spreads from competition, retention repricing and changes in the mix of the mortgage portfolio with customers switching from interest only to principal and interest; and
- Treasury and Markets net interest income decreased $80 million or 21%, with lower Treasury revenue from interest rate risk management.

First Half 2019 – First Half 2018

Net interest income decreased $328 million or 4% compared to First Half 2018. Key features include:

- 4% growth in average interest-earning assets, primarily from Australian and New Zealand housing;
- Group net interest margin excluding Treasury and Markets decreased 12 basis points primarily due to a 5 basis point impact from provisions for estimated customer refunds and payments, increased short term wholesale funding costs (5 basis points), and reduced mortgage spreads. This was partly offset by the full period impact from changes to pricing of Australian variable mortgages and increased spreads across customer deposits.
- In aggregate, the contribution from Treasury and Markets was down $151 million or 33%, primarily from lower Treasury interest rate risk management revenue.

---

[1] *Refer to Section 4, Note 3 for reported results breakdown. Refer to Section 5, Note 3 for cash earnings results breakdown. As discussed in Section 1.3, commentary is reflected on a cash earnings basis.*
[2] *The Group has adopted AASB 9 Financial Instruments and AASB 15 Revenue from Contracts with Customers from 1 October 2018. Statutory comparatives have not been restated. Refer to Note 1 in Section 4 for further detail. However, where applicable, cash earnings comparatives (excluding expected credit loss provisioning) have been restated to aid comparability. Refer to the cash earnings policy in Section 1.3.4 for further detail. In addition, during First Half 2019, the Group has made a number of presentational changes to the Balance Sheet and Income Statement. Both statutory and cash earnings comparatives have been restated. Refer to Note 1 in Section 4 for further detail.*
[3] *Treasury net interest income excludes capital benefit.*
[4] *Refer Glossary for definition.*
[5] *Calculated by dividing net interest income excluding Treasury and Markets, by total average interest earning assets.*

200 | Westpac GROUP Westpac Group 2019 Interim Financial Results Announcement | 23

2019 Interim financial results Review of Group operations 2.2.2 Loans1, 2 First Half 2019 – Second Half 2018 Total loans increased $4.6 billion or 1% compared to Second Half 2018. Excluding foreign currency translation impacts, total loans increased $0.8 billion. Key features of total loan growth were: Australian housing loans increased $2.4 billion or 1%. A slowdown in system3 growth and the Group’s decision to prioritise return over growth saw new lending down 18% in the half. Owner occupied housing balances grew 2% and comprised 57% of the portfolio (30 September 2018: 57%, 31 March 2018: 56%), with the investor property lending portfolio little changed in the half; Australian business loans decreased $1.9 billion or 1%, primarily from a 2% reduction in institutional balances, from reduced utilisation of existing warehouse facilities and a 1% decrease in Business Bank reflecting lower property lending balances and a decline in demand across industries; Australian provision balances increased $0.8 billion or 32% during the half following the implementation of AASB 9; and New Zealand loans increased NZ$1.6 billion or 2%, due to broad based business lending growth (up 3%) and housing growth of 1% mostly in fixed rate products to owner occupiers. • • • • First Half 2019 – First Half 2018 Total loans increased $12.9 billion or 2% compared to First Half 2018. Excluding foreign currency translation impacts, total loans increased $11.4 billion or 2%. Key features of total loan growth were: • Australian housing loans increased $9.9 billion or 2%. Owner occupier loans increased 5%, while investor property lending was little changed. The Group managed interest only loan growth in a disciplined way, with new interest only facilities representing 19% of new mortgage lending for the half and now comprise 31% of the portfolio (30 September 2018: 35%, 31 March 2018: 40%). Customers have switched $16.0 billion of interest only loans to principal and interest during this period, with principal and interest loans now comprising 65% of the portfolio; Australian personal loans decreased $1.3 billion or 5%, from lower auto finance and personal loans; and New Zealand lending increased NZ$2.9 billion or 4%. Housing grew 4% mostly in fixed rate products and business lending increased 5%, supported by growth in agriculture and corporate lending. This was partly offset by a 9% decline in personal loans, from lower credit card and personal lending balances. • • 1 Spot loan balances. 2 The Group has adopted AASB 9 Financial Instruments and AASB 15 Revenue from Contracts with Customers from 1 October 2018. Statutory comparatives have not been restated. Refer to Note 1 in Section 4 for further detail. However, where applicable, cash earnings comparatives (excluding expected credit loss provisioning) have been restated to aid comparability. Refer to the cash earnings policy in Section 1.3.4 for further detail. In addition, during First Half 2019, the Group has made a number of presentational changes to the Balance Sheet and Income Statement. Both statutory and cash earnings comparatives have been restated. Refer to Note 1 in Section 4 for further detail. 3 Source: RBA March 2019. 24 | Westpac Group 2019 Interim Financial Results Announcement $m As at As atAs at% Mov't% Mov't 30 Sept31 MarchMar 19 -Mar 19 - 20182018Sept 18Mar 18 31 March 2019 Australia Housing Personal Business Provisions New Zealand (A$) New Zealand (NZ$) Housing Personal Business Provisions Other overseas (A$) Total loans 619,630610,397-1 444,741437,23912 22,99723,752(2)(5) 154,347151,904(1)-(2,455)(2,498)3230 74,04574,68776 80,86079,55724 48,89347,90714 2,0402,128(5)(9) 30,25129,89835 (324)(376)11(5) 16,01516,30931 618,811 447,164 22,463 152,424 (3,240) 79,000 82,470 49,584 1,937 31,308 (359) 16,486 714,297 709,690701,39312

2019 Interim financial results Review of Group operations Deposits and other borrowings1 2.2.3 First Half 2019 – Second Half 2018 Total customer deposits decreased $6.1 billion or 1% compared to Second Half 2018. Excluding foreign currency translation impacts, customer deposits decreased $9.1 billion or 2%. Key features of total customer deposits movements were: • Australian customer deposits decreased $12.9 billion or 3%, primarily from lower institutional deposits across both at-call and term deposits (largely Government balances). Non-interest bearing deposits were up 2% as customers continued to direct funds to mortgage offset accounts; New Zealand customer deposits increased NZ$2.3 billion or 4%, with the increase more than fully funding loan growth in the half. At call deposits increased 5% mostly across consumer and institutional segments; and Other overseas deposits increased $2.0 billion or 14% due to growth in term deposits in Asia. • • Certificates of deposit increased $1.8 billion or 4%, from higher short term wholesale funding issuance in this form. First Half 2019 – First Half 2018 Total customer deposits increased $9.6 billion or 2% compared to First Half 2018. Excluding foreign currency translation impacts, customer deposits increased $7.4 billion or 1%. Key features of total customer deposits growth were: • Australian customer deposits increased $3.9 billion or 1%, mostly in term deposits (up 4%). Institutional deposits were down over the year (largely Government balances); New Zealand customer deposits increased NZ$2.6 billion or 4%. Term deposits were up 5% as the business focused on higher quality deposits and customer preference for higher rate products. Non-interest bearing deposits increased 9%, from growth in business and consumer transaction deposits. • Certificates of deposit decreased $2.3 billion or 5%, from reduced short term wholesale funding issuance in this form. 1 Spot deposit balances. Westpac Group 2019 Interim Financial Results Announcement | 25 $m As at As atAs at% Mov't% Mov't 30 Sept31 MarchMar 19 -Mar 19 - 20182018Sept 18Mar 18 31 March 2019 Customer deposits Australia At call Term Non-interest bearing New Zealand (A$) New Zealand (NZ$) At call Term Non-interest bearing Other overseas (A$) Total customer deposits Certificates of deposit Australia New Zealand (A$) Other overseas (A$) Total deposits and other borrowings 446,667429,852(3)1 233,052227,021(4)(2) 171,832161,864(2)4 41,78340,96724 56,67157,85696 61,88761,62844 23,33924,16451 32,64531,59525 5,9035,86989 14,41314,3551414 433,736 222,733 168,313 42,690 61,516 64,218 24,520 33,320 6,378 16,391 511,643 517,751502,063(1)2 41,53445,6734(5) 28,74630,38782 1,116521(23)65 11,67214,765(2)(23) 43,364 31,123 858 11,383 559,285547,736(1)1 555,007

2019 Interim financial results
Review of Group operations

2.2.4 Net interest margin


Group net interest margin movement (%)
First Half 2019 – Second Half 2018
Group margin down 4bps
Excluding Treasury and Markets up 1bps
2.16%
2bps
2.18%
0bps
1bps
1bps
0bps
(1bps)
0bps
(2bps)
2.17%
(5bps)
2.12%
2.06%
2.08%
2.09%
2.04%
2H18 Group NIM
Add back 2H18 notable items
2H18 ex notable items
Short term wholesale funding
Loans
Customer deposits
Term wholesale funding
Capital & other
Liquidity
Treasury & Markets
1H19 ex notable items
1H19 notable items
1H19 Group NIM

First Half 2019 – Second Half 2018

Group net interest margin of 2.12% decreased 4 basis points from Second Half 2018. Notable items which reflect additional provisions for estimated customer refunds and payments (mostly in Consumer and Business Bank), reduced margin by a net 3 basis points in the half.

- Group net interest margin excluding Treasury, Markets and notable items was up 1 basis point to 2.09% with key features including:
  - 1 basis point increase from loan spreads primarily from pricing changes to certain Australian mortgage types. This was partly offset by competition, retention repricing and changes in the mix of the mortgage portfolio with customers switching from higher rate interest only lending to principal and interest facilities, and the impact from changes to the calculation of credit card interest rates; and
  - 1 basis point increase from customer deposit spreads, mostly from repricing of online and savings accounts; partly offset by
  - 1 basis point decrease from capital & other, including the impact of increased inventory of trading securities; and
  - Short term wholesale funding costs, including the impact of bank bill swap rate (BBSW), was little changed over the half, despite volatility across quarters.
- The contribution from Treasury and Markets reduced by 2 basis points due to lower Treasury revenue from interest rate risk management.

26 | Westpac Group 2019 Interim Financial Results Announcement

2019 Interim financial results Review of Group operations Group net interest margin movement (%) First Half 2019 – First Half 2018 Group margin down 16bps 2.16% 2.09% 2.04% 1H18 Group NIM Short term wholesale funding Loans Customer deposits Term wholesale funding Capital & other Liquidity Treasury & Markets 1H19 ex notable items 1H19 notable items 1H19 Group NIM First Half 2019 – First Half 2018 Group net interest margin was 2.12%, a decrease of 16 basis points from First Half 2018. Notable items which reflect additional provisions for estimated customer refunds and payments (mostly in Consumer and Business Bank) reduced margin by 5 basis points. • Group net interest margin excluding Treasury, Markets and notable items was down 7 basis points to 2.09% with key features including: - 5 basis points decrease from higher short term wholesale funding costs related to movements in BBSW, particularly in Second Half 2018; - 3 basis points decrease to loan spreads from competition, changes in the mix of the mortgage portfolio with customers switching from interest only loans to principal and interest facilities and the impact from changes to the calculation of credit card interest rates, partly offset by pricing changes to certain Australian mortgage types; and - 1 basis point decrease from liquidity primarily due to increased holdings of third party liquid assets; partly offset by - 2 basis points increase from customer deposit spreads, across most categories. Lower revenue from interest rate risk management in Treasury reduced the Group net interest margin by 4 basis points. • Westpac Group 2019 Interim Financial Results Announcement | 27 2.28% (5bps) Excluding Treasury and Markets down 7bps (4bps) 2.12% (3bps) 2bps 0bps 0bps (1bps) 2.17%(5bps)

2019 Interim financial results
Review of Group operations

2.2.5 Non-interest income[1,2]

$m	Half Year March 19	Half Year Sept 18	Half Year March 18	% Mov't Mar 19 - Sept 18	% Mov't Mar 19 - Mar 18
Net fee income	826	893	1,017	*(8)*	*(19)*
Net wealth management and insurance income	323	1,088	929	*(70)*	*(65)*
Trading income	464	419	507	*11*	*(8)*
Other income	101	56	69	*80*	*46*
Non-interest income	**1,714**	**2,456**	**2,522**	***(30)***	***(32)***
Add back notable items	600	163	-	*large*	-
Non-interest income excluding notable items	**2,314**	**2,619**	**2,522**	***(12)***	***(8)***

First Half 2019 – Second Half 2018

Non-interest income decreased $742 million or 30% compared to Second Half 2018, including a $437 million impact from additional provisions for estimated customer refunds and payments (notable items). Excluding the notable items, non-interest income was down $305 million or 12% mostly due to the exit of Hastings ($180 million), lower insurance income (down $94 million) following a large rise in general insurance claims associated with major weather events, the decision to reduce platform fees ($8 million) and cessation of grandfathered commission payments ($21 million).

Net fee income

Net fee income decreased $67 million or 8%, largely impacted by:

- A decrease in credit card income (down $19 million) from lower currency conversion fees and a reduction in annual fees;
- Lower advice revenue, from a reduction in planner numbers and lower activity ($20 million);
- $9 million impact from notable items mostly related to financial planning; and
- Lower revenue from payments and transaction fees ($21 million) driven by increased merchant costs and lower account fees in New Zealand following the decision to eliminate certain consumer fees.

Net wealth management and insurance income

Net wealth management and insurance income decreased $765 million or 70% compared to Second Half 2018. This included a rise in provisions for estimated customer refunds and payments (notable items), mostly related to financial planning, of $428 million. Excluding notable items, net wealth management and insurance income reduced $337 million or 31% due to:

- The exit of the Hastings business in Second Half 2018 saw revenue reduce $180 million to nil;
- Insurance income was down $94 million from:
  - Lower general insurance income (down $96 million) from higher claims, including the impact from NSW hailstorms and Queensland floods, partly offset by a 3% increase in net earned premiums; and
  - Lender Mortgage insurance (LMI) contribution was down $4 million from reduced premium income and higher claims; partly offset by
  - Life insurance income up $6 million from lower claims and improved lapses, partly offset by lower net earned premiums.
- Lower Platforms and Superannuation income (down $31 million) due to lower platform margins from repricing and product mix changes and a 4% reduction in average group funds (excluding WIB) from lower asset markets and outflows from legacy platforms. These declines were partly offset by a 38% increase in BT Panorama funds to $17 billion; and
- Cessation of grandfathered commission payments ($21 million).

[1] Refer to Section 4, Note 4 for reported results breakdown. Refer to Section 5, Note 4 for cash earnings results breakdown. As discussed in Section 1.3, commentary is on a cash earnings basis.

[2] The Group has adopted AASB 9 Financial Instruments and AASB 15 Revenue from Contracts with Customers from 1 October 2018. Statutory comparatives have not been restated. Refer to Note 1 in Section 4 for further detail. However, where applicable, cash earnings comparatives (excluding expected credit loss provisioning) have been restated to aid comparability. Refer to the cash earnings policy in Section 1.3.4 for further detail. In addition, during First Half 2019, the Group has made a number of presentational changes to the Balance Sheet and Income Statement. Both statutory and cash earnings comparatives have been restated. Refer to Note 1 in Section 4 for further detail.

28 | Westpac Group 2019 Interim Financial Results Announcement

2019 Interim financial results Review of Group operations Trading income Trading income increased $45 million or 11% compared to Second Half 2018, primarily driven by higher non-customer income across fixed income, foreign currency and commodities. Refer to Section 2.2.7 for further detail on Markets related income. Other income Other income increased $45 million or 80% compared to Second Half 2018, mostly reflecting the gain from asset sales and the revaluation of a fintech investment, partly offset by the impact of hedging New Zealand earnings. First Half 2019 – First Half 2018 Non-interest income decreased $808 million or 32% compared to First Half 2018. An increase in provisions for estimated customer refunds and payments (notable items) was a large component of the decline ($600 million). Excluding notable items, non-interest income decreased $208 million or 8% from the exit of the Hastings business, reduced net wealth management and insurance income and lower trading income. Net fee income Net fee income decreased $191 million or 19% compared to First Half 2018 primarily from a $165 million increase in provisions for notable items mostly related to financial planning. Excluding notable items, net fee income reduced $26 million mainly from: • • Lower advice revenue, due to reduction in planner numbers and lower activity (down $16 million); and Lower business lending, mortgage and personal lending fees due largely to reduced new lending ($16 million); partly offset by Higher credit card income from reduced reward costs and an increase in scheme support payments. • Net wealth management and insurance income Net wealth management and insurance income decreased $606 million or 65% compared to First Half 2018, impacted by additional provisions for notable items (mostly related to financial planning) of $435 million. Excluding the notable items, net wealth management and insurance income was down $171 million or 18% due to: • • Following the exit of the Hastings business, revenue reduced to nil (down $32 million); Lower insurance income ($62 million) from: - A reduction in general insurance income (down $61 million) from higher claims, including the NSW hailstorm and Queensland floods; and - Lower LMI income (down $7 million) primarily from a reduction in loans written at higher LVR bands; partly offset by - Life insurance was up $6 million supported by higher net earned premiums, partly offset by higher claims. Lower Platforms and Superannuation income (down $39 million) due to margin compression from pricing changes to platforms, product mix changes, competition and lower average funds from legacy platform outflows; and Cessation of grandfathered commission payments ($21 million). • • Trading income Trading income decreased $43 million or 8% compared to First Half 2018, primarily driven by lower customer income, lower non-customer income and the derivative valuation adjustment. Refer to Section 2.2.7 for further detail on Markets related income. Other income Other income increased $32 million or 46% compared to First Half 2018, mostly from asset sales, partly offset by the impact of hedging New Zealand earnings. Westpac Group 2019 Interim Financial Results Announcement | 29

2019 Interim financial results
Review of Group operations

2.2.6 Group funds

$bn	As at 31 March 2019	As at 30 Sept 2018	As at 31 March 2018	% Mov't Mar 19 - Sept 18	% Mov't Mar 19 - Mar 18
Superannuation	38.9	39.3	37.4	*(1)*	*4*
Platforms	120.8	122.9	118.6	*(2)*	*2*
Packaged Funds	39.8	39.6	38.0	*1*	*5*
Other	3.6	3.8	3.7	*(5)*	*(3)*
New Zealand (A$)	10.4	9.8	9.7	*6*	*7*
Total funds (excluding Westpac Institutional Bank)	**213.5**	**215.4**	**207.4**	***(1)***	***3***
Westpac Institutional Bank	-	-	6.6	-	*(100)*
Total Group funds	**213.5**	**215.4**	**214.0**	***(1)***	**-**
Average funds (excluding Westpac Institutional Bank)	207.3	214.9	207.6	*(4)*	-
Westpac Institutional Bank	-	2.4	9.7	*(100)*	*(100)*
Average funds for the Group[1]	**207.3**	**217.3**	**217.3**	***(5)***	***(5)***

Funds are discussed in Section 3.3 and Section 3.5.

[1] *Averages are based on a six month period.*

30 | Westpac Group 2019 Interim Financial Results Announcement

2019 Interim financial results
Review of Group operations

2.2.7 Markets related income[1]

$m	Half Year March 19	Half Year Sept 18	Half Year March 18	% Mov't Mar 19 - Sept 18	% Mov't Mar 19 - Mar 18
Net interest income	68	66	63	*3*	*8*
Non-interest income	486	456	547	*7*	*(11)*
Total Markets income	**554**	**522**	**610**	***6***	***(9)***
Customer income	438	448	448	*(2)*	*(2)*
Non-customer income	127	60	162	*112*	*(22)*
Derivative valuation adjustments	(11)	14	-	*large*	-
Total Markets income	**554**	**522**	**610**	***6***	***(9)***

Markets income comprises sales and risk management revenue derived from the creation, pricing and distribution of risk management products to the Group's consumer, business, corporate and institutional customers. Dedicated relationship specialists provide product solutions to these customers to help manage their interest rate, foreign exchange, commodity, credit and structured products risk exposures.

First Half 2019 - Second Half 2018

Total markets income increased $32 million or 6% compared to Second Half 2018 due to an increase in non-customer income.

Customer income decreased 2%, driven by lower foreign exchange revenue.

Non-customer income increased $67 million compared to Second Half 2018, primarily due to higher foreign exchange and commodities income.

Derivative valuation adjustments were $25 million lower in the half.

First Half 2019 – First Half 2018

Total markets income decreased $56 million or 9% compared to the First Half 2018, primarily due to lower non-customer income.

Customer income decreased 2% compared to First Half 2018 mainly driven by lower foreign exchange revenue.

Non-customer income decreased $35 million or 22% compared to First Half 2018, due to lower foreign exchange and commodities income in First Half 2019.

Markets Value at Risk (VaR)[2]

$m	Average	High	Low
Six months ended 31 March 2019	**9.6**	**17.5**	**6.3**
Six months ended 30 September 2018	10.8	27.1	7.0
Six months ended 31 March 2018	9.0	19.9	3.8

The Components of Markets VaR are as follows:

Average $m	Half Year March 19	Half Year Sept 18	Half Year March 18
Interest rate risk	3.2	2.7	2.7
Foreign exchange risk	2.0	2.4	1.5
Equity risk	-	-	0.1
Commodity risk[3]	8.1	6.6	6.4
Credit and other market risks[4]	2.8	4.4	2.6
Diversification benefit	(6.5)	(5.3)	(4.3)
Net market risk	**9.6**	**10.8**	**9.0**

[1] *Markets income includes WIB Markets, Business Bank, Consumer Bank, BTFG and Westpac New Zealand markets.*
[2] *The daily VaR presented above reflects a WIB divisional view of VaR. It varies from presentations of VaR in Westpac's 2018 Annual Report and Australian Prudential Standard (APS) 330 Prudential Disclosure under Basel III where market risk disclosures are segregated into trading and banking book. VaR measures the potential for loss using a history of price volatility.*
[3] *Includes electricity risk.*
[4] *Includes pre-payment risk and credit spread risk (exposures to generic credit rating bonds).*

200 | Westpac GROUP   Westpac Group 2019 Interim Financial Results Announcement | 31

2019 Interim financial results Review of Group operations 2.2.8 Operating expenses1, 2 Sept 18 March 18 Sept 18 Mar 18 (477) (1,086) (926) (475) (1,058) (739) 4 5 (16) 5 8 6 First Half 2019 – Second Half 2018 Operating expenses increased $34 million or 1% compared to Second Half 2018. Excluding the impact of increases in estimated costs associated with implementing customer refunds and payments, and the wealth strategy reset (notable items) of $162 million, operating expenses reduced 3%. The 3% reduction reflected the exit of the Hastings business ($121 million), with other expenses little changed (down $7 million) as operating costs growth, the impact of the Group’s investment programs and higher regulatory and compliance expenses were offset by $146 million of productivity benefits. Staff expenses increased $106 million or 4% during the half. Excluding notable items (up $171 million), staff expenses decreased $65 million primarily due to a 3% decrease in average FTE from delivery of productivity initiatives related to organisation simplification and channel optimisation. This was partly offset by annual salary increases effective from January 2019 and the Group’s investment programs having a higher proportion of spend expensed in the half. Occupancy expenses increased $20 million or 4% compared to Second Half 2018. As part of our productivity program, the Group incurred costs related to branch closures, with branch numbers across the Group down 38 in the half. Productivity benefits from property consolidation offset rental increases across retail and corporate sites. Technology expenses increased $53 million or 5% compared to Second Half 2018. Excluding notable items (up $20 million), technology expenses increased $33 million from higher technology services and software maintenance and licensing costs to support the Group’s technology infrastructure, cyber security and customer service hub. Other expenses decreased $145 million or 16%, with notable items down $29 million compared to Second Half 2018. Excluding these items, other expenses decreased $116 million primarily from the exit of the Hastings business ($92 million) and lower regulatory and compliance costs (down $49 million) including lower Royal Commission costs. This was partly offset by higher marketing and Group insurance costs. First Half 2019 – First Half 2018 Operating expenses increased $350 million or 7% compared to First Half 2018, with an increase in estimated costs associated with implementing customer refunds and payments, and the wealth strategy reset (notable items) contributing $274 million. Excluding notable items, operating expenses increased 2% primarily from higher investment related spend ($97 million) largely across banking and wealth platforms, scheme investments and enhancements to the Group’s technology infrastructure. In addition, regulatory and compliance costs were up $69 million primarily due to regulatory change investments. Productivity benefits of $319 million more than offset growth in operating costs. Staff expenses increased $205 million or 8% compared to First Half 2018 including the impact from notable items (up $208 million). Excluding notable items, staff expenses were flat with the impact from annual salary increases and higher investment spend offset by a 3% decrease in average FTE from productivity initiatives, lower bonuses and the exit of the Hastings business. Occupancy expenses increased $22 million or 5% compared to First Half 2018, primarily due to annual rental increases and costs associated with branch and ATM rationalisation. This was partly offset by benefits from the reduction in branch numbers (down 58). 1 Refer to Section 4, Note 5 for reported results breakdown. Refer to Section 5, Note 5 for cash earnings breakdown. As discussed in Section 1.3, commentary is on a cash earnings basis. 2 The Group has adopted AASB 9 Financial Instruments and AASB 15 Revenue from Contracts with Customers from 1 October 2018. Statutory comparatives have not been restated. Refer to Note 1 in Section 4 for further detail. However, where applicable, cash earnings comparatives (excluding expected credit loss provisioning) have been restated to aid comparability. Refer to the Cash earnings policy in Section 1.3.4 for further detail. In addition, during First Half 2019, the Group has made a number of presentational changes to the Balance Sheet and Income Statement. Both statutory and cash earnings comparatives have been restated. Refer to Note 1 in Section 4 for further detail. 32 | Westpac Group 2019 Interim Financial Results Announcement $m % Mov't% Mov't Half YearHalf YearMar 19 -Mar 19 - Half Year March 19 Staff expenses (2,624) (2,518)(2,419)48 Occupancy expenses (497) Technology expenses (1,139) Other expenses (781) Total operating expenses (5,041) (5,007)(4,691)17 Add back notable items 274 112-145-Total operating expenses excluding notable items (4,767) (4,895)(4,691)(3)2

2019 Interim financial results
Review of Group operations

Technology expenses increased $81 million or 8%. Excluding notable items (up $20 million), technology expenses increased $61 million or 6% largely from the impact of the Group's investment programs. Higher amortisation of software assets (up $17 million) and an increase in technology services costs ($47 million) was largely driven from investments including cyber security, key platform programs and enhancement to the Group's technology infrastructure.

Other expenses increased $42 million or 6%, with notable items contributing $46 million. Excluding these items, other expenses were little changed with a decrease in non-lending losses and impact from the exit of the Hastings business, mostly offset by higher marketing and Group insurance costs.

Full Time Equivalent (FTE) employees

Number of FTE	As at 31 March 2019	As at 30 Sept 2018	As at 31 March 2018	% Mov't Mar 19 - Sept 18	% Mov't Mar 19 - Mar 18
Permanent employees	31,007	31,672	32,033	(2)	(3)
Temporary employees	3,234	3,357	3,687	(4)	(12)
FTE	**34,241**	**35,029**	**35,720**	**(2)**	**(4)**
Average FTE[1]	**34,344**	**35,362**	**35,446**	**(3)**	**(3)**

First Half 2019 – Second Half 2018

FTE decreased 788 or 2% in the half from delivery of productivity initiatives across the Group, including organisation simplification and channel optimisation.

First Half 2019 – First Half 2018

FTE decreased 1,479 compared to First Half 2018. Delivery of productivity initiatives across the year, more than offset additional resources required for regulatory and compliance related activities.

Investment spend

$m	Half Year March 19	Half Year Sept 18	Half Year March 18	% Mov't Mar 19 - Sept 18	% Mov't Mar 19 - Mar 18
Expensed[2]	331	312	271	6	22
Capitalised software and fixed assets	392	494	387	(21)	1
Total	**723**	**806**	**658**	**(10)**	**10**
Growth and productivity	401	479	411	(16)	(2)
Regulatory change	195	214	163	(9)	20
Other technology	127	113	84	12	51
Total	**723**	**806**	**658**	**(10)**	**10**

The Group invested $723 million in First Half 2019, of which 55% was spent on growth and productivity initiatives, 27% on regulatory change and 18% on other technology programs.

The lower investment spend in First Half 2019 compared to Second Half 2018 was principally due to the completion of some transformation and productivity initiatives. Other technology costs were higher associated with enhancing system stability. Of the $723 million investment in First Half 2019, 46% was expensed while 54% was capitalised.

Over the prior corresponding period investment spend was 10% higher due to increasing investment in regulatory change and other technology.

Across the major investment categories the following progress was achieved in First Half 2019:

Growth and productivity

- Platform modernisation
  - Customer Service Hub (CSH) is our major program seeking to implement a one bank, multi-brand operating system creating a better experience for both customers and bankers. Launch for Westpac mortgages has commenced, with remaining retail and regional brands to launch in late 2019 and broker applications will commence in 2020;

[1] *Averages are based on a six month period.*
[2] *Comparatives have been restated.*

200 | Westpac GROUP
Westpac Group 2019 Interim Financial Results Announcement | 33

2019 Interim financial results Review of Group operations - Real time payments on the New Payment Platform (NPP) were enabled nationally for 3.6 million consumer accounts. Eligible customers can create a ‘PayID’ using their mobile number, enabling them to receive payments without having to remember account numbers. Over 16 million Osko payments have been successfully processed with a value of $12 billion. Rollout has commenced for Business and Institutional, with St.George expected to commence in Second Half 2019; - Launched Credit Connect, WIB’s new global system for origination and reporting on customers’ credit exposures. It integrates into Westpac's other technology platforms, improving reliability, scalability and functionality; - Real time customer insights introduced to St.George, enabling analytic teams to understand customer activity real time across devices; and - Additional Panorama capabilities were delivered, including BT Invest where customers can choose from a simplified selection of managed funds, managed portfolios, term deposits and shares. BT Super Invest allows customers to invest super themselves beyond traditional investment options online. BT SMSF service facilitates the setup of SMSF, bank account and investment platform. Real-time electronic ID verification for new customers significantly decreases the time to open an account. • Digitising the company - Launched a range of new features for customers to make banking easier, including credit card limit reduction functionality, straight through processing of term deposit roll overs, online invoice solution provides customers with a free service to create, preview and send invoices to their customers. Deposit rate finder provides an interest rate taking into account a customer's total deposits and relationship with the bank and introducing least-cost routing for merchant customers; - Launch of Google Pay for St.George, a mobile wallet solution that allows credit card customers to make secure, contactless payments from their Android device and load eligible credit, debit, loyalty and gift cards to their wallet; and - 2.4 million Westpac customers now have access to Westpac's live chat virtual assistant with 130,000 customers having used the feature resolving 78% of enquiries. • Reducing complexity - 8.8 million customers have access to Digital mailbox allowing them to receive letters and bank correspondence electronically, saving paper on 911,000 customer letters. Regulatory change Major developments over the half included: • Delivered a number of regulatory and industry requirements including the transition to AASB 9, transitioned under the new external disputes resolution scheme the Australian Financial Complaints Authority, enhanced whistleblower protections, completed a number of BT regulatory reporting enhancements and publication of the Future of Customers Underlying Super (FOCUS) transition plan to adopt the Insurance in Superannuation Code of Practice; and • Continued the update of systems and processes to comply with conveyancing industry changes further broadening electronic land title lodgement usage, delivered changes to remove car finance flex commissions, and continued to progress Open Banking. Other technology Major initiatives under this category included further upgrades to the Group’s infrastructure, migration of further applications onto cloud technologies, reducing cyber risks and enhancements to workplace technologies that support more flexible working. 34 | Westpac Group 2019 Interim Financial Results Announcement

2019 Interim financial results Review of Group operations Capitalised software 493 (317) - (4) 389 (301) (2) 3 (20) - - large 2 6 large 100 Capitalised software increased 3% over the half and 12% compared to First Half 2018. This in part, reflects a higher proportion of investment spend on larger infrastructure programs (CSH, NPP, Panorama) which have a longer assessed life. At the same time, a number of projects remain in development and amortisation has yet to fully commence. Software amortisation was $1 million higher compared to Second Half 2018 and $17 million (6%) higher than First Half 2018. As part of the Group’s regular asset review, $16 million of capitalised software was written off in First Half 2019. In aggregate, the average amortisation of our capitalised software assets was 3.4 years. 1 Includes capitalised borrowing costs. Westpac Group 2019 Interim Financial Results Announcement | 35 $m % Mov't% Mov't Half YearHalf YearMar 19 -Mar 19 - Sept 18March 18Sept 18Mar 18 Half Year March 19 Opening balance 2,177 2,0051,916914 Total additions1 395 Amortisation expense (318) Impairment expense (16) Foreign exchange translation 6 Closing balance 2,244 2,1772,005312

2019 Interim financial results
Review of Group operations

2.2.9 Impairment charges[1]

$m	Half Year March 19	Half Year Sept 18	Half Year March 18	% Mov't Mar 19 - Sept 18	% Mov't Mar 19 - Mar 18
Individually assessed provisions (IAPs)					
New IAPs	(173)	(198)	(173)	*(13)*	-
Write-backs	79	83	67	*(5)*	*18*
Recoveries	71	85	107	*(16)*	*(34)*
Total IAPS, writebacks and recoveries	**(23)**	**(30)**	**1**	***(23)***	***large***
Collectively assessed provisions (CAPs)					
Write-offs	(418)	(428)	(430)	*(2)*	*(3)*
Other changes in CAPs	108	90	(15)	*20*	*large*
Total new CAPs	**(310)**	**(338)**	**(445)**	***(8)***	***(30)***
Impairment charges	**(333)**	**(368)**	**(444)**	***(10)***	***(25)***

Asset quality remained sound through First Half 2019 with stressed exposures to total committed exposures (TCE) increasing by 2 basis points to 1.10%. The increase in stressed exposures was due to higher impaired and higher 90+ days but not impaired facilities partially offset by a decline in watchlist and substandard exposures. Emerging stress is mostly due to an increase in mortgage and unsecured delinquencies due to both the softening of economic activity and, for unsecured delinquencies, normal seasonal increases.

Given little change in asset quality, impairment charges have remained low at $333 million in First Half 2019, equal to 9 basis points of gross loans.

First Half 2019 – Second Half 2018

Impairment charges for First Half 2019 were $333 million, down $35 million compared to Second Half 2018. The decline was mostly due to lower total new CAPs from lower new stress in the Business Bank and a reduction in the centrally held overlays. These were partially offset by higher provisions linked to an increase in consumer delinquencies.

Key movements included:

- Total IAPs, write-backs and recoveries were $7 million lower than Second Half 2018 principally due to:
  - New IAPs were $25 million lower compared to Second Half 2018 mostly from a lower level of new impaired exposures in Business Bank and New Zealand. These declines were partially offset by one facility greater than $50 million (in WIB) that migrated to impaired in the half from watchlist and substandard; and
  - Write-backs and recoveries were $18 million lower over the half principally from lower recoveries in the Australian unsecured portfolio and the New Zealand business portfolio. Write-backs were marginally lower.
- Total new CAPs were $28 million lower than Second Half 2018. Key movements included:
  - Write-offs were $10 million lower in First Half 2019, consistent with normal seasonal patterns in unsecured personal lending. This was partly offset by higher write-offs in the auto finance portfolio as operational issues in Second Half 2018 were partially resolved through First Half 2019;
  - Benefits from other changes in CAPs were $18 million higher:
    - The overlay provision was $38 million lower as provisions were utilised or no longer required for the manufacturing and mining segments. The overlay for agriculture in Australia was increased due to persistent drought conditions in much of the country; and
    - Lower new stress in the Business Bank, partly offset by
    - An increase in provision charges for the Australian mortgage portfolio related to increases in 90+ day delinquencies.

[1] *The Group has adopted AASB 9 Financial Instruments and AASB 15 Revenue from Contracts with Customers from 1 October 2018. Statutory comparatives have not been restated. Refer to Note 1 in Section 4 for further detail. However, where applicable, cash earnings comparatives (excluding expected credit loss provisioning) have been restated to aid comparability. Refer to the cash earnings policy in Section 1.3.4 for further detail. In addition, during First Half 2019, the Group has made a number of presentational changes to the Balance Sheet and Income Statement. Both statutory and cash earnings comparatives have been restated. Refer to Note 1 in Section 4 for further detail.*

36 | Westpac Group 2019 Interim Financial Results Announcement

2019 Interim financial results Review of Group operations First Half 2019 – First Half 2018 Impairment charges of $333 million were down $111 million when compared to First Half 2018. Key movements included: • Total new IAPs, write-backs and recoveries were $24 million lower than First Half 2018. This was due to lower recoveries partially offset by higher write-backs. The reduction in recoveries was primarily due to the Australian unsecured portfolios; and • Total new CAPs were $135 million lower due to a $123 million reduction from other changes in CAPs and a $12 million reduction in write-offs principally in unsecured lending. Within other changes in CAPs, the overlay was reduced $38 million in First Half 2019 compared to a $12 million increase in First Half 2018. 2.2.10 Income tax expense First Half 2019 – Second Half 2018 The effective tax rate of 30.2% in First Half 2019 is lower than the 31.3% in Second Half 2018. The higher effective tax rate in Second Half 2018 reflects the non-deductibility of certain expenses including penalties and the write-off of the Hastings goodwill associated with the exit of that business in Second Half 2018. First Half 2019 – First Half 2018 The effective tax rate of 30.2% in First Half 2019 is slightly lower than the 30.3% recorded in First Half 2018. The effective tax rate is above the Australian corporate tax rate of 30% and reflects several Tier 1 Instruments whose distributions are not deductible for Australian taxation purposes. 2.2.11 Non-controlling interests Non-controlling interests represent results of non-wholly owned subsidiaries attributable to shareholders other than Westpac. These include profits attributable to the 10.1% shareholding in Westpac Bank-PNG-Limited and the 25% shareholding in St.George Motor Finance Limited that are not owned by Westpac. Westpac Group 2019 Interim Financial Results Announcement | 37

2019 Interim financial results Review of Group operations 2.3 Credit quality Credit quality remained sound over First Half 2019 with total stressed exposures to TCE increasing modestly and remaining low relative to historical experience. Stressed exposures to TCE were 1.10%, 2 basis points higher than Second Half 2018 and 1 basis point higher compared to First Half 2018 (see 2.3.1 Credit quality key metrics). The 2 basis points rise in stressed exposures relates to increases in both 90 days past due and not impaired (4 basis points) and to impaired exposures (3 basis points) partially offset by a reduction in watchlist and substandard (5 basis points) facilities. The increase in 90 day past due and not impaired was due mainly to an increase in mortgage 90+ day delinquencies. The reduction in watchlist and substandard was primarily due to the downgrade to impaired of one exposure greater than $50 million and the repayment of another exposure. The increase in impaired exposures saw the ratio of gross impaired exposures to gross loans 4 basis points higher at 0.24% compared to Second Half 2018. Provisioning levels increased $989 million following the introduction of AASB 9 on 1 October 2018 at $4,042 million. Over First Half 2019, total provisions were $47 million lower ending the period at $3,995 million. At 31 March 2019, the ratio of gross impaired asset provisions to gross impaired exposures was 45.7% while the ratio of collectively assessed provisions to credit risk weighted assets increased to 98 basis points with the rise due to the introduction of AASB 9. Portfolio segments The institutional segment continued to perform well – with only one new large (greater than $50 million) facility downgraded to impaired during First Half 2019. It has been two years since a facility of this size has migrated to impaired. This facility is within the retail segment and was downgraded from the watchlist and substandard category. There has been no significant deterioration in credit quality across other industry segments over the half, as most movements in stressed exposures by industry related to movements in one or two facilities. The quality of the commercial property sector has continued to improve as a result of decisions to tighten the standards on new lending over recent years. At 31 March 2019 the level of stressed exposures to TCE was 1.5% and remains well below long term averages with stress decreasing modestly (down from 1.7%) over the half. The small and medium business portfolio has also continued to perform well. In First Half 2019 the Group has seen overall stress reduce. Within stress, a number of small companies have been downgraded leading to a small rise in the proportion of impaired exposures and 90 days past due not impaired exposures. The New Zealand business portfolio continues to perform well with stable stressed exposures ratios over First Half 2019. However, there has been a small increase in stressed facilities in the dairy portfolio reflecting the challenges smaller scale customers have in deleveraging. Australian mortgage 90+ day delinquencies are 0.82%, 10 basis points higher over the half. The main drivers of the increase in mortgage delinquencies have been the deterioration in the operating environment, with weak growth and low consumer income growth, and falling house prices (particularly in Sydney and Melbourne). Over the last six months there has been an increase in customers utilising hardship while slower market turnover has contributed to accounts remaining delinquent for longer periods as properties become more difficult to sell. Lower new mortgage growth and the compositional shift towards principal and interest mortgages (which have higher inherent delinquencies than interest only lending) has also contributed to higher delinquencies. The rise in delinquencies has been highest in WA and Qld although delinquencies in NSW and Vic have risen from a low base. While NSW and Vic delinquencies remain below the portfolio average, as these states account for a large portion of the Group’s portfolio, they had the largest impact on overall delinquencies. Australian properties in possession increased over the half by 86 to 482 at 31 March 2019 due principally to those states and regions impacted by the slowing of the mining investment cycle. The rise also reflects that with slow market turnover it can take longer for properties in possession to be sold. Realised mortgage losses were $52 million for First Half 2019, equivalent to 2 basis points. This compares to $42 million in Second Half 2018 and $47 million in First Half 2018. Consumer unsecured delinquencies were also higher over First Half 2019. Total Australian other consumer 90+ day delinquencies were 1.87%, up 14 basis points since Second Half 2018 and were 16 basis points higher compared to First Half 2018. Around 11 basis points of the increase compared to First Half 2018 was due to portfolio run off, particularly in the Auto portfolio. The increase over the half was due to both seasonal trends and portfolio run off. New Zealand mortgage 90+ day delinquencies increased 3 basis points to 0.14% from Second Half 2018 and were 2 basis points lower than First Half 2018. While delinquencies were higher, they remain at or near historical lows and reflect the more favourable economic conditions in New Zealand and prior macro-prudential rules that limited the amount of high loan to value ratio (>80%) lending. 38 | Westpac Group 2019 Interim Financial Results Announcement

2019 Interim financial results
Review of Group operations

New Zealand unsecured delinquencies were also higher at 1.02% and have also increased due to portfolio run off. Other consumer 90+ day delinquencies increased 40 basis points since Second Half 2018 and were 16 basis points higher than First Half 2018.

Provisioning

Provisioning levels increased $989 million following the introduction of AASB 9 on 1 October 2018 to $4,042 million. Over the period provisions were $47 million lower to $3,995 million with:

- CAPs were $58 million lower at $3,562 million compared to Second Half 2018 from lower centrally held overlays and lower provisions in both the Institutional and Business Banks from a reduction in stress. These declines were partially offset by higher provisions for delinquencies in the Australian Mortgage portfolio. Within collectively assessed provisions, the overlay reduced ($38 million) to $229 million at 31 March 2019.
- IAPs were $11 million higher at $433 million from the small rise in impaired exposures.

2.3.1 Credit quality key metrics

	As at 31 March 2019	As at 30 Sept 2018	As at 31 March 2018
Stressed exposures by credit grade as a % of TCE:			
Impaired	0.17%	0.14%	0.15%
90 days past due and not impaired	0.43%	0.39%	0.37%
Watchlist and substandard	0.50%	0.55%	0.57%
Total stressed exposures	**1.10%**	**1.08%**	**1.09%**
Gross impaired exposures to TCE for business and institutional:			
Business Australia[1]	0.59%	0.54%	0.55%
Business New Zealand	0.41%	0.50%	0.74%
Institutional	0.05%	0.02%	0.04%
Mortgage 90+ day delinquencies:			
Group	0.75%	0.67%	0.65%
Australia	0.82%	0.72%	0.69%
New Zealand	0.14%	0.11%	0.16%
Other consumer loans 90+ day delinquencies:			
Group	1.80%	1.64%	1.64%
Australia	1.87%	1.73%	1.71%
New Zealand	1.02%	0.62%	0.86%
Other:			
Gross impaired exposures to gross loans	0.24%	0.20%	0.22%
Gross impaired exposures provisions[2] to gross impaired exposures	45.74%	46.12%	45.54%
Total loan provisions[2] to gross loans	56bps	43bps	45bps
Collective assessed provisions[2] to credit risk weighted assets	98bps	73bps	75bps
Total provisions to credit risk weighted assets	110bps	84bps	88bps
Loan impairment charges to average gross loans annualised[3]	9bps	10bps	13bps
Net write-offs to average gross loans annualised[3]	12bps	14bps	13bps

[1] *Comparatives have been restated.*

[2] *The Group has adopted AASB 9 Financial Instruments and AASB 15 Revenue from Contracts with Customers from 1 October 2018. Statutory comparatives have not been restated. Refer to Note 1 in Section 4 for further detail. However, where applicable, cash earnings comparatives (excluding expected credit loss provisioning) have been restated to aid comparability. Refer to the cash earnings policy in Section 1.3.4 for further detail. In addition, during First Half 2019, the Group has made a number of presentational changes to the Balance Sheet and Income Statement. Both statutory and cash earnings comparatives have been restated. Refer to Note 1 in Section 4 for further detail.*

[3] *Averages are based on a six month period.*

200 Westpac GROUP Westpac Group 2019 Interim Financial Results Announcement | 39

2019 Interim financial results Review of Group operations 2.3.2 Movement in gross impaired exposures 40 | Westpac Group 2019 Interim Financial Results Announcement $m As at As atAs at% Mov't% Mov't 30 Sept31 MarchMar 19 -Mar 19 - 20182018Sept 18Mar 18 31 March 2019 Opening balance New and increased - individually managed Write-offs Returned to performing or repaid Portfolio managed - new/increased/returned/repaid Exchange rate and other adjustments 1,416 1,5351,542(8)(8) 450 471 1510 (593)(534)(16) (7) (393)(387)(4) (2) 4134427059 41largelarge 519 (499) (378) 701 (10) Balance as at period end 1,749 1,4161,5352414

2019 Interim financial results Review of Group operations 2.4 2.4.1 Balance sheet and funding Balance sheet 1 26,788 4,787 21,932 3,835 (27) 27 (11) 59 84,251 24,101 709,690 9,450 20,525 86,450 26,904 701,393 10,481 20,860 16 (10) 1 (1) 8 13 (19) 2 (11) 6 2,184 559,285 28,105 24,407 172,596 7,597 17,265 3,580 3,331 547,736 29,750 24,066 174,138 8,763 18,333 3,073 (14) (1) 3 (4) 9 (1) (3) 35 (43) 1 (2) (3) 8 (14) (9) 57 64,521 52 62,615 50 (1) (2) 2 2 First Half 2019 – Second Half 2018 Key movements during the half included: Assets • Cash and balances with central banks decreased $7.3 billion or 27% reflecting lower liquid assets held in this form; Collateral paid increased $1.3 billion or 27% mainly due to an increase in collateralised derivative liabilities; Trading securities and financial assets measured at FVIS, available-for-sale securities and investment securities increased $13.6 billion or 16% reflecting higher balances held in this form; Derivative assets decreased $2.3 billion or 10% mainly driven by movements in cross currency swaps and foreign currency forward contracts, partly offset by an increase in interest rate swaps; and Loans grew $4.6 billion or 1%. Refer to Section 2.2.2 Loans for further information. • • • • 1 The Group has adopted AASB 9 Financial Instruments and AASB 15 Revenue from Contracts with Customers from 1 October 2018. Statutory comparatives have not been restated. Refer to Note 1 in Section 4 for further detail. However, where applicable, cash earnings comparatives (excluding expected credit loss provisioning) have been restated to aid comparability. Refer to the cash earnings policy in Section 1.3.4 for further detail. In addition, during First Half 2019, the Group has made a number of presentational changes to the Balance Sheet and Income Statement. Both statutory and cash earnings comparatives have been restated. Refer to Note 1 in Section 4 for further detail. Westpac Group 2019 Interim Financial Results Announcement | 41 $m As at As atAs at% Mov't% Mov't 30 Sept31 MarchMar 19 -Mar 19 - 20182018Sept 18Mar 18 31 March 2019 Assets Cash and balances with central banks 19,486 Collateral paid 6,103 Trading securities and financial assets measured at fair value through income statement (FVIS), available-for-sale securities and investment securities 97,843 Derivative financial instruments 21,765 Loans 714,297 Life insurance assets 9,374 Other assets 22,194 Total assets 891,062 879,592871,85512 Liabilities Collateral received 1,889 Deposits and other borrowings 555,007 Other financial liabilities 29,013 Derivative financial instruments 23,384 Debt issues 188,759 Life insurance liabilities 7,503 Loan capital 16,736 Other liabilities 4,836 Total liabilities 827,127 815,019809,19012 Equity Total equity attributable to owners of Westpac Banking Corporation 63,884 Non-controlling interests 51 Total equity 63,935 64,57362,665(1)2

2019 Interim financial results Review of Group operations Liabilities • Deposits and other borrowings decreased $4.3 billion or 1%. Refer to Section 2.2.3 Deposits and other borrowings for further information; Other financial liabilities increased $0.9 billion or 3% mainly driven by securities sold under agreements to repurchase; Derivative liabilities decreased $1.0 billion or 4% driven by movements in foreign currency forward contracts, partly offset by increases in cross currency swaps and interest rate swaps; Debt issues increased $16.2 billion or 9% ($14.6 billion or 8% increase excluding foreign currency impacts). Refer to Section 2.4.2 Funding and liquidity risk management for further information; and Loan capital decreased $0.5 billion or 3% mainly due to redemption of $1.0 billion Tier 2 capital instruments, partly offset by hedging and foreign currency translation impacts of $0.4 billion. • • • • Equity attributable to owners of Westpac Banking Corporation decreased $0.6 billion or 1% reflecting $0.7 billion opening retained earnings adjustment due to the adoption of new accounting standards, dividends paid during the period, partly offset by retained profits and shares issued under the final dividend reinvestment plan (DRP). First Half 2019 – First Half 2018 Key movements included: Assets • Cash and balances with central banks decreased $2.4 billion or 11% reflecting lower liquid assets held in this form; Collateral paid increased $2.3 billion or 59% mainly due to an increase in collateralised derivative liabilities; Trading securities and financial assets measured at FVIS, available-for-sale securities and investment securities increased $11.4 billion or 13% reflecting higher balances held in this form; Derivative assets decreased $5.1 billion or 19% mainly driven by movements in cross currency swaps and foreign currency forward contracts, partly offset by an increase in interest rate swaps; Loans grew $12.9 billion or 2%. Refer to Section 2.2.2 Loans for further information; and Life insurance assets decreased $1.1 billion or 11% mainly due to the redemptions of investments in consolidated funds and transferred to non-consolidated funds in Second Half 2018. • • • • • Liabilities • • Collateral received decreased $1.4 billion or 43% due to a decrease in collateralised derivative assets; Deposits and other borrowings increased $7.3 billion or 1%. Refer to Section 2.2.3 Deposits and other borrowings for further information; Other financial liabilities decreased $0.7 billion or 2% mainly driven by securities sold under agreements to repurchase, securities sold short and securities purchased not delivered, partly offset by an increase in interbank deposits; Derivative liabilities decreased $0.7 billion or 3% driven by movements in foreign currency forward contracts, partly offset by increases in cross currency swaps and interest rate swaps; Debt issues increased $14.6 billion or 8% ($6.8 billion or 4% increase excluding foreign currency impacts). Refer to Section 2.4.2 Funding and liquidity risk management for further information; Life insurance liabilities decreased $1.3 billion or 14% due to the redemptions of investments in consolidated funds and transferred to non-consolidated funds in Second Half 2018; and Loan capital decreased $1.6 billion or 9% mainly due to redemption of $1.0 billion Tier 2 capital instruments and the conversion of the remaining $0.6 billion Westpac Convertible Preference Shares into ordinary shares. • • • • • Equity attributable to owners of Westpac Banking Corporation increased $1.3 billion or 2% reflecting retained profits less dividends paid during the period, shares issued under the 2018 interim DRP and 2018 final DRP, and the conversion of some convertible preference shares to ordinary share capital, partly offset by $0.7 billion opening retained earnings adjustment due to the adoption of new accounting standards. 42 | Westpac Group 2019 Interim Financial Results Announcement

2019 Interim financial results Review of Group operations 2.4.2 Funding and liquidity risk management Liquidity risk is the risk that the Group will be unable to fund assets and meet obligations as they become due. This type of risk is inherent for all banks through their role as intermediaries between depositors and borrowers. The Group has a liquidity risk management framework which seeks to meet the objective of meeting cash flow obligations under a wide range of market conditions, including name specific and market-wide stress scenarios, as well as meeting the regulatory requirements of the LCR and NSFR1. In First Half 2019 the Group maintained an appropriate funding and liquidity profile. Key measures of balance sheet strength and funding and liquidity metrics remained comfortably above regulatory minimums at 31 March 2019, including an LCR of 138% and an NSFR of 113%. LCR The LCR requires banks to hold sufficient High Quality Liquid Assets (HQLA), as defined, to withstand 30 days under a regulator-defined acute stress scenario. HQLA include cash, deposits with central banks, government securities and other high quality securities that are repo-eligible with the Reserve Bank of Australia (RBA). The Group holds a portfolio of HQLA which it manages within the Group’s risk appetite and in accordance with regulatory requirements. As at 31 March 2019, this portfolio was $79.7 billion (30 September 2018: $76.5 billion). In addition to its portfolio of HQLA, the Group also has access to the Committed Liquidity Facility (CLF) in order to meet the requirements of the LCR. The RBA, jointly with APRA, makes the CLF available to ADIs due to the limited amount of government debt in Australia. In order to have access to the CLF, ADIs must satisfy qualifying conditions and are required to pay a fee of 15 basis points (0.15%) per annum to the RBA on the approved undrawn facility. APRA approved Westpac’s CLF allocation of $54 billion for the 2019 calendar year (2018 calendar year: $57 billion). The Group’s LCR as at 31 March 2019 was 138% (30 September 2018: 133%) and the average LCR for the quarter ended 31 March 2019 was 134%2. NSFR The Group is required to maintain a NSFR, designed to encourage longer-term funding resilience, of at least 100%. The NSFR came into effect for Australian ADIs on 1 January 2018. Westpac had a NSFR of 113% at 31 March 2019 (30 September 2018: 114%). The ratio has remained relatively stable since 30 September 2018 as an increase in loans was funded by an increase in wholesale funding. Funding The Group monitors the composition and stability of its funding so that it remains within the Group’s funding risk appetite. This includes compliance with both the LCR and NSFR. The Group’s funding composition was little changed over the half. While customer deposits as a proportion of total funding decreased by 152 basis points to 61.6% (30 September 2018: 63.1%), this was partly offset by an increase in the proportion of long term funding to total funding of 26 basis points to 15.9% (30 September 2018: 15.7%), as well as securitisation (up 22 basis points to 1.1%). Equity to total funding remained relatively stable. Short term wholesale funding as a proportion of total funding increased by 122 basis points to 13.7% (30 September 2018: 12.4%), including a 26 basis point increase in the amount of long term funding with less than one year residual maturity. As at 31 March 2019, the Group’s short term funding portfolio (including long term to short term scroll) of $113.5 billion had a weighted average maturity of 157 days and was more than covered by the $151.6 billion of unencumbered repo-eligible liquid assets held by the Group (including LCR liquid assets, private securities and repo-eligible self-originated AAA rated mortgage backed securities). The Group raised $21.7 billion of new long term wholesale funding in First Half 2019, positioning the Group ahead of Full Year 2019 term funding needs. The majority of new issuance came in the form of senior unsecured and covered bond format, in core currencies of AUD, USD and EUR. New term issuance also included $1.4 billion of Basel III compliant Additional Tier 1 capital instruments. During the half, the weighted average maturity (excluding securitisation) of new term issuance was 4.7 years, slightly shorter compared to Full Year 2018 (6.5 years) and reflecting benchmark transactions with two to three year duration. 1 Refer to Glossary for definition. 2 Calculated as a simple average of the daily observations over the 31 March 2019 quarter. Westpac Group 2019 Interim Financial Results Announcement | 43

2019 Interim financial results
Review of Group operations

Liquidity coverage ratio

$m	As at 31 March 2019	As at 30 Sept 2018	As at 31 March 2018	% Mov't Mar 19 - Sept 18	% Mov't Mar 19 - Mar 18
High Quality Liquid Assets (HQLA)[1]	79,701	76,482	71,952	*4*	*11*
Committed Liquidity Facility (CLF)[1]	54,000	57,000	57,000	*(5)*	*(5)*
Total LCR liquid assets	**133,701**	**133,482**	**128,952**	**-**	***4***
Cash outflows in a modelled 30-day APRA defined stressed scenario					
Customer deposits	65,819	70,348	66,222	*(6)*	*(1)*
Wholesale funding	11,741	9,570	8,411	*23*	*40*
Other flows[2]	19,482	20,476	21,405	*(5)*	*(9)*
Total	**97,042**	**100,394**	**96,038**	***(3)***	***1***
LCR[3]	**138%**	**133%**	**134%**	***large***	***351bps***

Net stable funding ratio

$m	As at 31 March 2019	As at 30 Sept 2018	As at 31 March 2018	% Mov't Mar 19 - Sept 18	% Mov't Mar 19 - Mar 18
Available stable funding	606,217	601,184	593,669	*1*	*2*
Required stable funding	536,414	529,463	529,100	*1*	*1*
Net stable funding ratio	**113%**	**114%**	**112%**	***(54bps)***	***81bps***

Funding by residual maturity

	As at 31 March 2019		As at 30 Sept 2018		As at 31 March 2018	
	$m	Ratio %	$m	Ratio %	$m	Ratio %
Wholesale funding						
Less than 6 months	58,244	*7.0*	53,649	*6.5*	61,245	*7.6*
6 to 12 months	22,860	*2.8*	18,537	*2.3*	16,973	*2.1*
Long term to short term scroll[4]	32,375	*3.9*	29,894	*3.6*	27,522	*3.4*
Wholesale funding - residual maturity less than 12 months	**113,479**	***13.7***	**102,080**	***12.4***	**105,740**	***13.1***
Securitisation	9,472	*1.1*	7,588	*0.9*	8,186	*1.0*
Greater than 12 months	132,089	*15.9*	128,276	*15.7*	128,921	*16.0*
Wholesale funding - residual maturity greater than 12 months	**141,561**	***17.0***	**135,864**	***16.6***	**137,107**	***17.0***
Customer deposits	**511,643**	***61.6***	**517,751**	***63.1***	**502,063**	***62.1***
Equity[5]	**64,347**	***7.7***	**64,978**	***7.9***	**63,225**	***7.8***
Total funding	**831,030**	***100.0***	**820,673**	***100.0***	**808,135**	***100.0***

Deposits to net loans ratio[1]

	As at 31 March 2019		As at 30 Sept 2018		As at 31 March 2018	
	$m	Ratio %	$m	Ratio %	$m	Ratio %
Customer deposits	511,643		517,751		502,063	
Net loans	714,297	*71.6*	709,690	*73.0*	701,393	*71.6*

[1] *Refer to Glossary for definition.*
[2] *Other flows include credit and liquidity facilities, collateral outflows and inflows from customers.*
[3] *Calculated on a spot basis.*
[4] *Scroll represents wholesale funding with an original maturity greater than 12 months that now has a residual maturity less than 12 months.*
[5] *Includes total share capital, share based payments reserves and retained profits.*

44 | Westpac Group 2019 Interim Financial Results Announcement

2019 Interim financial results
Review of Group operations

Funding view of the balance sheet

$m	Total liquid assets[1]	Customer deposits	Wholesale funding	Customer franchise	Market inventory	Total
As at 31 March 2019						
Total assets	151,588	-	-	679,713	59,761	891,062
Total liabilities	-	(511,643)	(255,040)	-	(60,444)	(827,127)
Total equity	-	-	-	(64,347)	412	(63,935)
Total	**151,588**	**(511,643)**	**(255,040)**	**615,366**	**(271)**	**-**
Net loans[2]	49,151	-	-	665,146	-	714,297
As at 30 Sept 2018						
Total assets	153,694	-	-	668,237	57,661	879,592
Total liabilities	-	(517,751)	(237,944)	-	(59,324)	(815,019)
Total equity	-	-	-	(64,978)	405	(64,573)
Total	**153,694**	**(517,751)**	**(237,944)**	**603,259**	**(1,258)**	-
Net loans[2]	55,500	-	-	654,190	-	709,690
As at 31 March 2018						
Total assets	147,634	-	-	660,417	63,804	871,855
Total liabilities	-	(502,063)	(242,847)	-	(64,280)	(809,190)
Total equity	-	-	-	(63,225)	560	(62,665)
Total	**147,634**	**(502,063)**	**(242,847)**	**597,192**	**84**	-
Net loans[2]	55,058	-	-	646,335	-	701,393

[1] *Refer to Glossary for definition.*
[2] *Liquid assets in net loans include internally securitised assets that are eligible for repurchase agreements with the RBA / RBNZ.*

200 Westpac GROUP
Westpac Group 2019 Interim Financial Results Announcement | 45

2019 Interim financial results
Review of Group operations

2.5 Capital and dividends

	As at 31 March 2019	As at 30 Sept 2018	As at 31 March 2018	% Mov't Mar 19 - Sept 18	% Mov't Mar 19 - Mar 18
Level 2 Regulatory capital structure					
Common equity Tier 1 capital after deductions ($m)	44,680	45,239	43,639	(1)	2
Risk weighted assets (RWA) ($m)	419,819	425,384	415,744	(1)	1
Common equity Tier 1 capital ratio (CET1)	10.64%	10.63%	10.50%	1bps	14bps
Additional Tier 1 capital ratio	2.20%	2.15%	2.31%	5bps	(11bps)
Tier 1 capital ratio	12.84%	12.78%	12.81%	6bps	3bps
Tier 2 capital ratio	1.78%	1.96%	2.02%	(18bps)	(24bps)
Total regulatory capital ratio	14.62%	14.74%	14.83%	(12bps)	(21bps)
APRA leverage ratio[1]	5.72%	5.84%	5.75%	(12bps)	(3bps)
Level 1 Common equity Tier 1 capital ratio (CET1)	10.72%	10.50%	10.40%	22bps	32bps

Capital management strategy

In light of APRA's announcement on 'unquestionably strong' capital benchmarks on 19 July 2017, Westpac will seek to operate with a CET1 capital ratio of at least 10.5% in March and September as measured under the existing capital framework. This also takes into consideration:

- Current regulatory capital minimums and the capital conservation buffer (CCB), which together are the total CET1 requirement. In line with the above, the total CET1 requirement for Westpac is at least 8.0%, based upon an industry minimum CET1 requirement of 4.5% plus a capital buffer of at least 3.5% applicable to domestic systemically important banks (D-SIBs)[2];
- Stress testing to calibrate an appropriate buffer against a downturn; and
- Quarterly volatility of capital ratios due to the half yearly cycle of ordinary dividend payments.

Should the CET1 capital ratio fall below the total CET1 requirement, restrictions on the distribution of earnings will apply. This includes restrictions on the amount of earnings that can be distributed through dividends, Additional Tier 1 capital distributions and discretionary staff bonuses.

Westpac will revise its target capital level once APRA finalises its review of the capital adequacy framework.

Common Equity Tier 1 capital ratio movement for First Half 2019


96bps
(77bps)
8bps
7bps
(7bps)
(25bps)
4bps
(5bps)
10.63%
10.64%
Organic
(+27bps)
Other items
(-26bps)
Sept 18
Cash earnings (excluding notable items)
Dividend
Dividend reinvestment plan
Ordinary RWA growth
Other capital movements
Notable items
Other items
FX translation impact
Mar 19

Westpac's CET1 capital ratio was 10.64% at 31 March 2019, up 1 basis point from 30 September 2018. This included First Half 2019 cash earnings of $3,296 million (79 basis points). Cash earnings for First Half 2019 were impacted by additional provisions for estimated customer refunds, payments and associated costs ($896 million before tax), and provisions for costs associated with the reset of the Wealth strategy ($190 million before tax). These remediation and restructuring costs are referred to as 'notable items'. Excluding these notable items, which reduced the CET1 ratio by 25 basis points[3], organic capital growth was 27 basis points.

[1] *Refer Glossary for definition.*
[2] *Noting that APRA may apply higher CET1 requirements for an individual ADI.*
[3] *The impact of notable items on the CET1 ratio includes the capital deduction for the associated deferred tax assets.*

46 | Westpac Group 2019 Interim Financial Results Announcement

2019 Interim financial results Review of Group operations The 27 basis point organic capital growth included: • • • First Half 2019 cash earnings, excluding notable items (96 basis point increase); The 2018 final dividend payment, net of DRP share issuance (69 basis point decrease); Ordinary RWA (before FX movements and regulatory measurement changes) fell slightly (contributing to a 7 basis point increase in CET1), mainly driven by reductions in non-credit RWA, with credit RWA slightly higher over the half; and A 7 basis point reduction from other movements, primarily driven by movements in fair value on economic hedges (3 basis point reduction) and regulatory expected loss in excess of eligible provisions (2 basis point reduction). • Other items reduced the CET1 capital ratio by 26 basis points. This was primarily driven by the remediation and restructuring provisions included in notable items (25 basis point reduction). Additional Tier 1 and Tier 2 capital movement for First Half 2019 During the half, Westpac: • Issued $1.42 billion of Additional Tier 1 capital (Westpac Capital Notes 6), of which approximately $0.72 billion comprised reinvestment by the holders of Westpac Capital Notes (net 17 basis points increase); Redeemed $0.66 billion of Additional Tier 1 capital (residual Westpac Capital Notes) (16 basis points decrease); and Redeemed $1.0 billion of Tier 2 capital instruments (24 basis points decrease). • • Leverage ratio The leverage ratio represents the amount of Tier 1 capital relative to exposure1. At 31 March 2019, Westpac’s leverage ratio was 5.72%, down 12 basis points since 30 September 2018. 1 As defined under Attachment D of APS110: Capital Adequacy. Westpac Group 2019 Interim Financial Results Announcement | 47

2019 Interim financial results
Review of Group operations

Internationally comparable capital ratios

The APRA Basel III capital adequacy requirements are more conservative than those of the Basel Committee on Banking Supervision (BCBS), leading to lower reported capital ratios when compared to international peers. APRA conducted a study in July 2015 outlining its methodology for measuring international comparable capital ratios. For details on the adjustments refer to Westpac's 2019 Interim Investor Discussion Pack.

The table below calculates the Group's reported capital ratios consistent with this methodology.

	As at 31 March 2019	As at 30 Sept 2018	As at 31 March 2018	*% Mov't Mar 19 - Sept 18*	*% Mov't Mar 19 - Mar 18*
Internationally comparable capital ratios					
Common equity Tier 1 capital ratio	16.17%	16.14%	16.13%	*3bps*	*4bps*
Tier 1 capital ratio	19.07%	19.02%	19.06%	*5bps*	*1bps*
Total regulatory capital ratio	21.25%	21.50%	21.68%	*(25bps)*	*(43bps)*
Leverage ratio	6.39%	6.48%	6.39%	*(9bps)*	-

48 | Westpac Group 2019 Interim Financial Results Announcement

2019 Interim financial results
Review of Group operations

Risk Weighted Assets (RWA)

$m	As at 31 March 2019	As at 30 Sept 2018	As at 31 March 2018	% Mov't Mar 19 - Sept 18	% Mov't Mar 19 - Mar 18
Corporate[1]	73,551	69,584	71,590	6	3
Business lending[2]	35,294	35,417	34,872	-	1
Sovereign[3]	1,653	1,644	1,536	1	8
Bank[4]	7,066	6,606	6,253	7	13
Residential mortgages	132,133	132,734	129,748	-	2
Australian credit cards	5,910	6,313	6,553	(6)	(10)
Other retail	13,082	13,777	14,056	(5)	(7)
Small business[5]	16,092	16,329	16,017	(1)	-
Specialised lending: Property and project finance[6]	54,833	57,043	57,239	(4)	(4)
Securitisation[7]	5,583	5,918	5,869	(6)	(5)
Standardised	10,455	10,778	10,639	(3)	(2)
Mark-to-market related credit risk	7,110	6,606	7,019	8	1
Credit risk	362,762	362,749	361,391	-	-
Market risk	8,338	6,723	7,406	24	13
Operational risk[8]	38,641	39,113	30,866	(1)	25
Interest rate risk in the banking book (IRRBB)	7,076	12,989	12,875	(46)	(45)
Other	3,002	3,810	3,206	(21)	(6)
Total	**419,819**	**425,384**	**415,744**	**(1)**	**1**

Total RWA decreased $5.6 billion or 1.3% this half:

- Credit Risk RWA was little changed over the half, with key movements including:
  - Adoption of AASB 9 reduced RWA by $3.9 billion. Under the changes, certain defaulted loans (mostly mortgages) now carry higher accounting impairment provisions and therefore RWA reduced; and
  - Regulatory modelling updates for corporates and bank exposures reduced RWA by $1.0 billion.

  These were offset by:
  - Portfolio growth, which increased RWA by $2.3 billion;
  - Foreign currency translation impacts which increased RWA by $2.1 billion from the appreciation of the NZ$;
  - Increase in mark-to-market related credit risk RWA of $0.5 billion; and
- Non-credit RWA decreased $5.6 billion or 8.9%. The main driver was a $5.9 billion reduction in interest rate risk in the banking book driven by lower interest rate risk exposure and an increase in the embedded gain.

[1] *Corporate – typically includes exposure where the borrower has annual turnover greater than $50 million, and other business exposures not captured under the definitions of either Business lending or Small Business.*
[2] *Business lending – includes exposures not captured elsewhere where the borrower has annual turnover less than or equal to $50 million.*
[3] *Sovereign – includes exposures to governments themselves and other non-commercial enterprises that are owned or controlled by them.*
[4] *Bank – includes exposures to licensed banks and their owned or controlled subsidiaries, and overseas central banks.*
[5] *Small business – program managed business lending exposures.*
[6] *Specialised lending – property and project finance – includes exposures to entities created to finance and / or operates specific assets where, apart from the income received from the assets being financed, the borrower has little or no independent capacity to repay from other activities or assets.*
[7] *Securitisation – exposures reflect Westpac's involvement in activities ranging from originator to investor and include the provision of securitisation services for clients wishing to access capital markets.*
[8] *Operational risk – the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events, including legal risk but excluding strategic or reputational risk.*

200 Westpac GROUP
Westpac Group 2019 Interim Financial Results Announcement | 49

2019 Interim financial results
Review of Group operations

Capital adequacy

$m	As at 31 March 2019	As at 30 Sept 2018	As at 31 March 2018
Tier 1 capital			
Common equity Tier 1 capital			
Paid up ordinary capital	36,351	36,054	35,168
Treasury shares	(571)	(507)	(506)
Equity based remuneration	1,527	1,441	1,414
Foreign currency translation reserve	(331)	(379)	(522)
Accumulated other comprehensive income	15	(11)	(14)
Non-controlling interests - other	54	55	50
Retained earnings	26,949	27,883	27,122
Less retained earnings in life and general insurance, funds management and securitisation entities	(1,289)	(1,218)	(1,238)
Deferred fees	234	258	254
Total common equity Tier 1 capital	**62,939**	**63,576**	**61,728**
Deductions from common equity Tier 1 capital			
Goodwill (excluding funds management entities)	(8,665)	(8,644)	(8,656)
Deferred tax assets	(1,710)	(1,169)	(1,116)
Goodwill in life and general insurance, funds management and securitisation entities	(941)	(942)	(1,032)
Capitalised expenditure	(1,778)	(1,838)	(1,867)
Capitalised software	(1,881)	(1,792)	(1,628)
Investments in subsidiaries not consolidated for regulatory purposes	(1,522)	(1,567)	(1,532)
Regulatory expected loss in excess of eligible provisions	(1,148)	(1,312)	(1,192)
General reserve for credit losses adjustment	-	(356)	(339)
Defined benefit superannuation fund surplus	(66)	(78)	-
Equity investments	(482)	(570)	(680)
Regulatory adjustments to fair value positions	(65)	(68)	(46)
Other Tier 1 deductions	(1)	(1)	(1)
Total deductions from common equity Tier 1 capital	**(18,259)**	**(18,337)**	**(18,089)**
Total common equity Tier 1 capital after deductions	**44,680**	**45,239**	**43,639**
Additional Tier 1 capital			
Basel III complying instruments	9,216	9,144	9,041
Basel III transitional instruments	-	-	566
Total Additional Tier 1 capital	**9,216**	**9,144**	**9,607**
Net Tier 1 regulatory capital	**53,896**	**54,383**	**53,246**
Tier 2 capital			
Basel III complying instruments	7,143	8,025	8,102
Basel III transitional instruments	495	486	473
Eligible general reserve for credit loss	66	54	55
Basel III transitional adjustment	-	-	-
Total Tier 2 capital	**7,704**	**8,565**	**8,630**
Deductions from Tier 2 capital			
Investments in subsidiaries not consolidated for regulatory purposes	(140)	(140)	(140)
Holdings of own and other financial institutions Tier 2 capital instruments	(103)	(93)	(83)
Total deductions from Tier 2 capital	**(243)**	**(233)**	**(223)**
Net Tier 2 regulatory capital	**7,461**	**8,332**	**8,407**
Total regulatory capital	**61,357**	**62,715**	**61,653**
Risk weighted assets	**419,819**	**425,384**	**415,744**
Common equity Tier 1 capital ratio	10.64%	10.63%	10.50%
Additional Tier 1 capital ratio	2.20%	2.15%	2.31%
Tier 1 capital ratio	12.84%	12.78%	12.81%
Tier 2 capital ratio	1.78%	1.96%	2.02%
Total regulatory capital ratio	**14.62%**	**14.74%**	**14.83%**

50 | Westpac Group 2019 Interim Financial Results Announcement

2019 Interim financial results
Review of Group operations

Dividends

Ordinary dividend (cents per share)	Half Year March 19	Half Year Sept 18	Half Year March 18	% Mov't Mar 19 - Sept 18	% Mov't Mar 19 - Mar 18
Interim (fully franked)	94	-	94	-	-
Final (fully franked)	-	94	-	-	-
Total ordinary dividend	94	94	94	-	-
Payout ratio (reported)	102.00%	82.77%	76.07%	*large*	*large*
Payout ratio (cash earnings)	98.33%	84.66%	75.28%	*large*	*large*
Adjusted franking credit balance ($m)	1,234	1,357	1,279	*(9)*	*(4)*
Imputation credit (cents per share - NZ)	7.0	7.0	7.0	-	-

The Board has determined an interim fully franked dividend of 94 cents per share, to be paid on 24 June 2019, to shareholders on the register at the record date of 17 May 2019[1]. The interim dividend represents a payout ratio on a cash earnings basis of 98.33%. In addition to being fully franked, the dividend will also carry NZ$0.07 in New Zealand imputation credits that may be used by New Zealand tax residents.

The Board has determined to issue shares to satisfy the DRP for the interim 2019 dividend and to apply a 1.5% discount to the market price used to determine the number of shares issued under the DRP. The market price used to determine the number of shares issued under the DRP will be set over the 10 trading days commencing 22 May 2019. The discount to the DRP market price has been applied to give the Group additional capital flexibility, including for regulatory changes to the measurement of capital and risk weighted assets likely to be announced in Second Half 2019.

Capital deduction for regulatory expected credit loss

For capital adequacy purposes APRA requires the amount of regulatory expected credit losses in excess of eligible provisions to be deducted from CET1 capital. The table below shows the calculation of this capital deduction.

$m	As at 31 March 2019	As at 30 Sept 2018	As at 31 March 2018
Provisions associated with eligible portfolios			
Total provisions for impairment charges (Section 4 Note 10)	3,997	3,053	3,165
plus general reserve for credit losses adjustment	-	356	339
plus provisions associated with partial write-offs	94	101	82
less ineligible provisions[2]	(79)	(80)	(79)
Total eligible provisions	**4,012**	**3,430**	**3,507**
Regulatory expected downturn loss	**5,160**	**4,742**	**4,699**
Shortfall in eligible provisions compared to regulatory expected downturn loss	**1,148**	**1,312**	**1,192**
Common equity Tier 1 capital deduction for regulatory expected downturn loss in excess of eligible provisions	**(1,148)**	**(1,312)**	**(1,192)**

[1] *Record date in New York is 16 May 2019.*
[2] *Provisions associated with portfolios subject to the Basel standardised approach to credit risk are not eligible.*

200 | Westpac GROUP
Westpac Group 2019 Interim Financial Results Announcement | 51

2019 Interim financial results Review of Group operations 2.6 Sustainability performance As one of Australia’s largest companies, Westpac Group plays a role in helping to create positive social, economic and environmental impact, for the benefit of all. Our approach to sustainability is embedded within the Group’s business activities and aligns with the priorities set out in the Group’s strategy. We are aligned with the Paris Climate Agreement and contribute to the United Nations’ Sustainable Development Goals. In a time of great scrutiny of the financial services sector, it is particularly important that we work in an open and transparent way to contribute to building a strong banking system that delivers good outcomes for customers and the economy. Where mistakes are identified we put it right and seek to remediate the situation. The Royal Commission findings and our own assessments, including our Culture, Governance and Accountability self-assessment have highlighted a range of areas for change. In response, a number of programs are underway, focused on: • • • Complaints and customer care; Non-financial risks: culture, governance and accountability; and Product design, performance and remediation. The actions we are taking are aimed at building a stronger business, helping to restore trust in Australia’s oldest bank. Review of Industry Associations During the First Half 2019 a review of Westpac’s membership of Industry Associations is being conducted, in line with our Industry Associations principles, with a focus on climate change policy alignment. We have committed to publicly update stakeholders on the outcomes of this process within six months of the 2018 Annual General Meeting. It’s about all of us: 2018-2020 Sustainability Strategy Westpac Group’s 2018-2020 Sustainability Strategy outlines the Group’s commitment to building a sustainable future. This includes taking action in the areas where the Group can have the greatest impact and create sustainable, long-term value for customers, communities and the nation by: • • • Helping people make better financial decisions; Helping people by being there when it matters most to them; and Helping people create a prosperous nation. Underpinning these three priority areas is a commitment to fostering a culture of care and doing the right thing and continuing to lead on the sustainability fundamentals – policies, action plans, frameworks and metrics reporting. We continue to progress on our climate change, human rights and reconciliation action plans. Westpac is committed to regular reporting to enable a comparison of performance over time. The table below summarises progress against the goals set out in the Group’s sustainability strategy with a focus on activity in the past six months. Performance against sustainability goals  Continued to offer a range of products and services, including Westpac SmartPlan, an online tool to help customers manage their credit card balance and pay down their debts more easily, and Westpac Life, a flexible savings account that supports customers’ savings goals;  Continued to help more customers better understand their financial position through regular contact programs on product features and usage, with 63% of our Consumer Bank customers contacted during First Half 2019;  Delivered a range of financial literacy programs to individuals, businesses, not-for-profit organisations and community groups through the Davidson Institute in Australia and through Managing Your Money program in New Zealand; and  Delivered financial capability communications for different customer segments, including 850,000 young Australians via Universities and TAFE partnerships, 498,000 women through Ruby Connection and 1.8 million Australians aged 65+ via Starts at 60. Help more people better understand their financial position, improving their financial confidence Helping people make better financial decisions 52 | Westpac Group 2019 Interim Financial Results Announcement Priority areasGoalsHalf Year 2019 update

2019 Interim financial results
Review of Group operations

Priority areas	Goals	Half Year 2019 update
Helping people by being there when it matters most to them	Help people recover from financial hardship	• Helped customers experiencing financial hardship, issuing over 27,000 financial assistance packages during First Half 2019.
	Help people lift out of a difficult time and recover stronger	• Donated $150,000 to the Salvation Army and a further $100,000 to the Foundation for Rural & Regional Renewal (FRRR) to support disaster recovery and programs to build local community resilience; • Provided 496 relief packages for customers impacted by natural disasters across Australia; and • Delivered a portable 'Bank in a Box' branch to Townsville to help those affected by floods.
	Helping our most vulnerable customers	• Published the 2020 Customer Vulnerability Action Plan to articulate the Group's principles for engaging with customers experiencing vulnerability, including providing specific guidance, help and support for customers experiencing domestic and family violence and financial abuse; • Launched a Priority Assist 1800 telephone line across our retail brands to support customers experiencing domestic and family violence and financial abuse; • Established an escalation team that provides dedicated specialist case management for customers experiencing family violence or financial abuse; • Launched a series of Life Moments campaigns to assist customers and their families going through challenging circumstances such as 'loss of a loved one' or 'divorce and separation', providing practical tools and resources to guide them; and • Established a dedicated customer care team to support Indigenous Australians in remote communities.
Helping people creating a prosperous nation	Build the workforce of the future	• Continued to provide learning and development offerings as part of our focus on the future of work to assist employees to develop 'skills for life', including piloting a Skills Mapping Tool to be used to target learning pathways.
	Invest and back the people and ideas shaping Australia	• Awarded $4.2 million in educational scholarships to the next 101 Westpac Scholars, bringing the cohort to 431 during First Half 2019; • Westpac Foundation job creation grants to social enterprises helped to create 364 jobs[1] for vulnerable Australians; • Supported the establishment of 174 businesses through our Many Rivers partnership. Since its establishment the partnership has created jobs[1] for 2,087 people, with 763 identifying as Indigenous; • Maintained a portfolio of direct investment in 8 early stage companies; and • Current commitment to Reinventure is $150 million invested in three funds, supporting Reinventure investment in 27 early stage companies.
	Back the growth of climate change solutions	• Increased committed exposure to climate change solutions taking total committed exposure to $10.1 billion, above our 2020 target of $10 billion; • Facilitated $2.39 billion[2] in climate change solutions progressing towards our 2020 target of $3 billion; and • Analysed the transition risks to our Australian Business and Institutional lending[3] under a 1.5-degree climate scenario.
	Back the growth of housing affordability solutions	• Increased lending to the social and affordable housing sector to $1.48 billion.
	Bring together partners and harness the Group's capacity to tackle pressing social issues that matter most to the nation	• Supported development of the Principles for Responsible Banking under UNEP FI with 48 other banks. Public consultation is currently being undertaken on the draft Principles; • Ran a circular economy design sprint with employees, suppliers and customers to explore ideas to transition waste materials, including single-use plastics, out of the Westpac Group supply chain; and • In April 2019, joined an Expert Advisory Council through WEConnect International focusing on best-in-class approaches to supply chain, supplier diversity and access to capital for women-owned businesses.

[1] *Jobs created through the Westpac Foundation Social Scale-up grant and Many Rivers which are as at 31 December 2018. Refer to www.westpac.com.au/sustainability for glossary of terms and metric definitions.*
[2] *Includes climate bond arrangement, issuance, and investment and the Green Tailored Deposit.*
[3] *Australian Business and Institutional lending, excludes retail, sovereign, and bank exposures.*

200 | Westpac GROUP
Westpac Group 2019 Interim Financial Results Announcement | 53

2019 Interim financial results
Review of Group operations

Priority areas	Goals	Half Year 2019 update
A culture that is caring, inclusive and innovative	A culture of doing the right thing	• Programs underway to rebuild trust, strengthen governance and deliver more consistent customer outcomes, including: - Culture, Governance and Accountability self-assessment action plan; - Royal Commission response plan; - Product design, performance and remediation; - Remuneration and accountability; and - Customer Care transformation. • Maintained ongoing Navigate training to reinforce Our Compass - a framework which brings together our vision, service promise, values and Code of Conduct - with smaller sessions facilitated by team leaders to continue the conversation locally; and • Continued to assess employee performance through the 'Motivate' framework – a behaviours-first approach to people management.
	Promote an inclusive society, where our workforce reflects our customers, and where more people feel safe to speak up	• Maintained 50% Women in Leadership roles; • Recruited 80 employees who identify as Aboriginal or Torres Strait Islander peoples; • Delivered programs to support inclusive employment opportunities, including our Tailored Talent neuro-diverse internship program, Equilibrium program supporting women to move from different sectors into a senior banking opportunity, and the CareerTrackers Indigenous internship program; • Listed on the Bloomberg Gender-Equality Index; • Workplace Gender Equality Agency (WGEA) Employer of Choice for Gender Equality; and • 73% of employees surveyed during First Half 2019 feel safe to speak up.
	Increase channels where customers can provide feedback	• Embedded a Customer Outcome Committee to work through complex cases; • 62% complaints resolved within five days in First Half 2019 compared to 52% in First Half 2018; • Launched the "Spot it, Log it and Own it" internal campaign, promoting an improved culture of complaints handling; • 97% of employees completed the "Why Complaints Matter" training; and • Commenced customer round tables around Australia.
Continuing to lead on the Sustainability fundamentals	Employees	• Implemented the recommendations of the Sedgwick Review for employees effective from 1 October 2018, two years ahead of schedule; • Embedded a Group Consequence Management Framework which sets out the standards expected of our employees and ensures greater consistency and transparency in the management of employee conduct matters; • Achieved total recordable injury frequency rate of (TRIFR) 2.91 and lost time injury frequency rate (LTIFR) of 0.37; and • Promoted wellbeing initiatives with focus on mental health, including increasing awareness through mental health week promotion and development of tools and resources to support employee wellbeing.
	Human rights	• Released 2018 UK Slavery and Human Trafficking Statement; • Presented to the Financial Commission on Modern Slavery on Human Trafficking on the role of the financial sector in addressing modern slavery; and • Initiated preparation for the introduction of reporting to meet the requirements of the Australian Modern Slavery Act.
	Sustainability lending and investment	• Launched the world's first Green Tailored Deposit to be certified by internationally recognized Climate Bonds Initiative (CBI).
	Environment[1]	• Maintained carbon neutrality through the Australian Government Carbon Neutral Program; • On track to achieve a 4% reduction in GHG emissions compared to Full Year 2018 and 16% compared to Full Year 2016; • Group paper consumption on track to achieve a 5% reduction compared to Full Year 2018 and on track to achieve a 40% reduction in Full Year 2020 since 2016; • Water consumption in all Australian workspaces on track for a 15% reduction by 2020, consuming 192,694 kL in First Half 2019; • Achieved 75% diversion of waste from landfill in Australian offices; and • Committed in April 2019 to source 100% of global electricity consumption through renewable energy sources by 2025.
	Responsible sourcing	• $6.8 million sourced from diverse suppliers, including $2.1 million from Indigenous suppliers.
	Community & social impact	• 8.9% of employees have accessed volunteering program as tracked by volunteering leave and skilled volunteering participation during First Half 2019.

[1] *Environmental footprint data as at 31 December 2018. Refer to www.westpac.com.au / sustainability for glossary of terms and metric definitions.*

54 | Westpac Group 2019 Interim Financial Results Announcement

2019 Interim financial results Review of Group operations 2.6.1 Climate-related financial disclosures The Group has long recognised that climate change is one of the most significant issues that will impact the long-term prosperity of the economy and way of life. Westpac was the first Australian bank to recognise the importance of limiting global warming to less than two degrees and that to do this, global emissions need to reach net zero in the second half of this century. Westpac continues to integrate the consideration of climate-related risks and opportunities into business operations. This includes alignment with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD), which the Group has publicly committed to support. The Westpac Group’s performance against the recommendations of the TCFD is summarised below. Governance The Board has approved Westpac’s climate change strategy and the Group’s Climate Change Position Statement and 2020 Action Plan (CCPS). Management of climate change at the Board level is cascaded to Group Executives. The Sustainability Council’s membership comprises Group Executive – Customer & Corporate Relations and General Managers from across the Group. The Council: • • • • Has explicit responsibility for managing our sustainability agenda including climate change; Meets at least quarterly and has climate change as a fixed agenda item; Reports to the Board through twice-yearly updates; and Has oversight of committees established to oversee aspects of the Group’s CCPS, including the Climate Change Solutions Committee, Climate Change Risk Committee and Environment Management Committee. Strategy The Group’s 2018-2020 Sustainability Strategy and CCPS describe Westpac’s climate change strategy. The strategy is underpinned by principles which recognise that: • • • • • A transition to a net zero economy is required; Economic growth and emissions reductions are complementary goals; Addressing climate change creates financial opportunities; Climate-related risk is a financial risk; and Transparency and disclosure matters. The CCPS identifies five focus areas where the Group is expected to direct its attention over the short, medium and long term: • • • • • Provide finance to back climate change solutions; Support businesses that manage their climate-related risks; Help individual customers respond to climate change; Improve and disclose our climate change performance; and Advocate for policies that stimulate investment in climate change solutions. Westpac uses scenario analysis to guide its climate change strategy and to analyse the implications of climate-related factors to its business. Outcomes against this strategy are communicated in detail on an annual basis. Westpac Group 2019 Interim Financial Results Announcement | 55

2019 Interim financial results Review of Group operations Risk management and scenario analysis Climate change-related risks are managed within the Group’s sustainability, and wider risk management framework. The Group examines the policy, legal, technology and market changes related to climate change (‘transition risks’), and the financial impacts of changes in climate patterns and extreme weather events (‘physical risks’). Our CCPS outlines lending standards for the thermal coal mining and energy sectors. These lending parameters have been included in our Group Risk Appetite Statement and, where appropriate, are applied at the portfolio, customer and transaction level. Scenario analysis – summary findings In First Half 2019, the Group undertook further scenario analysis to assess the resilience of Westpac’s Australian Business and Institutional lending1 to transition risks brought about by rapid decarbonisation of the Australian economy under 1.5 and updated 2-degree2 scenarios. A summary of findings is provided below: • 1.5 degrees scenario to 2030: Approximately 2.7% of our Australian Business and Institutional lending is exposed to sectors that may experience higher risks in a transition to a 1.5-degree economy; and • 2.0 degrees scenario to 2030: Approximately 0.9% of our Australian Business and Institutional lending is exposed to sectors that may experience higher risks in a transition to a 2.0-degree economy. Further details on our scenario analysis will be provided in our full-year reporting and the findings considered as we update our CCPS in 2020. Climate-related metrics and targets Support for climate solutions • Total committed exposure (TCE) to climate solutions • Facilitation of climate solutions Energy generation3  $10.1 billion versus 2020 target - $10 billion  $2.39 billion versus 2020 target - $3 billion  0.28 (tCO2e/MWh) versus 2020 target 0.30 (tCO2e/MWh)  71% renewable versus 29% non-renewables • Emission intensity of power generation portfolio • Energy mix of electricity generation exposure (WIB only) Mining and coal exposure • Lending to all mining (TCE) • Lending to coal mining (TCE) • Thermal coal portfolio quality thresholds  0.94% Group total committed exposure  $0.8bn lending to coal mining (metallurgical and thermal)  Coal quality - Existing projects > 5,700 kCal/kg – Compliant - New projects > 6,300 kCal/Kg - Compliant Direct footprint3  193,588 tCO2e - an annual reduction of 4.4% towards 2020 target of 9% (2016 baseline)  Carbon neutrality maintained  Committed in April 2019 to source 100% of global electricity consumption through renewable energy sources by 2025 • Total Scope 1, 2, & 3 emissions (tCO2e) • Carbon neutral operations • Commitment to 100% renewable energy Climate change portfolio resilience • Transition risk - 1.5-degree scenario to 2030 • Transition risk - 2-degree scenario to 2030 • Physical risk - 4-degree scenario to 2050  Approximately 2.7% of total business lending exposed to sectors that may experience higher risk in a transition to a 1.5-degree economy  Approximately 0.9% of total business lending exposed to sectors that may experience higher risk in a transition to a 2-degree economy  Approximately 1.7% of Australian mortgage portfolio4 in postcodes which may be exposed to higher physical risks at 4 degrees of warming 1 Australian Business and Institutional lending, excludes retail, sovereign, and bank exposures. 2 1.5-degree scenario based on the ‘P2’ pathway articulated in the Intergovernmental Panel on Climate Change’s report – Global Warming of 1.5OC. 2-degrees disclosures incorporate multiple scenarios including the IRENA REMap, IEA SDS, IPCC (presented according to updated methodology), and those described in Westpac’s Sustainability Performance Report, 2016 (p52). 3 As at 30 June 2018. 4 Westpac and St.George. 56 | Westpac Group 2019 Interim Financial Results Announcement MetricsPerformance

2019 Interim financial results
Divisional results

3.0 Divisional results

Comparative divisional results have been restated. The changes include updates to the methodologies to allocate certain costs, and recent customer transfers. These changes have no impact on the overall Group's results or balance sheet. Refer Section 4, Note 2. During First Half 2019, Westpac adopted AASB 9 and AASB 15. Comparatives have also been restated for cash earnings for these changes except for expected credit loss provisioning. Expected credit loss provisioning was not adjusted in comparative periods as it was not feasible.

Notable items

The table below shows the impact of notable items on the divisions in First Half 2019 and Second Half 2018. Notable items are discussed in Section 1.3.2. These items are discussed further in Note 14 of the 2019 Interim Financial Report.

First Half 2019 $m	Consumer Bank	Business Bank	BT Financial Group - Remediation	BT Financial Group - Wealth reset	Westpac New Zealand	Group Businesses	Group
Net interest income	(47)	(161)	(4)	-	-	-	**(212)**
Non-interest income	-	(13)	(587)	-	-	-	**(600)**
Expenses	31	(14)	(101)	(190)	-	-	**(274)**
Core earnings	(16)	(188)	(692)	(190)	-	-	**(1,086)**
Impairment charges	-	-	-	-	-	-	**-**
Tax and non-controlling interests	14	57	208	54	-	-	**333**
Cash earnings	**(2)**	**(131)**	**(484)**	**(136)**	**-**	**-**	**(753)**

Second Half 2018 $m	Consumer Bank	Business Bank	BT Financial Group - Remediation	BT Financial Group - Wealth reset	Westpac New Zealand	Group Businesses	Group
Net interest income	(99)	-	-	-	(2)	(4)	**(105)**
Non-interest income	(6)	-	(146)	-	(11)	-	**(163)**
Expenses	(39)	(5)	(55)	-	(3)	(10)	**(112)**
Core earnings	(144)	(5)	(201)	-	(16)	(14)	**(380)**
Impairment charges	-	-	-	-	-	-	**-**
Tax and non-controlling interests	34	-	60	-	4	1	**99**
Cash earnings	**(110)**	**(5)**	**(141)**	**-**	**(12)**	**(13)**	**(281)**

200 Westpac GROUP
Westpac Group 2019 Interim Financial Results Announcement | 57

2019 Interim financial results
Divisional results

3.1 Consumer Bank[1]

Consumer Bank (CB) is responsible for sales and service to consumer customers in Australia under the Westpac, St.George, BankSA, Bank of Melbourne and RAMS brands. Activities are conducted through a dedicated team of specialist consumer relationship managers along with an extensive network of branches, call centres and ATMs. Customers are also supported by a range of internet and mobile banking solutions. CB works in an integrated way with Business Bank, BTFG and WIB in the sales and service of certain financial services and products including wealth and foreign exchange. The revenue from these products is mostly retained by the product originators.

$m	Half Year March 19	Half Year Sept 18	Half Year March 18	% Mov't Mar 19 - Sept 18	% Mov't Mar 19 - Mar 18
Net interest income	3,882	3,760	4,089	3	(5)
Non-interest income	359	392	370	(8)	(3)
Net operating income	4,241	4,152	4,459	2	(5)
Operating expenses	(1,821)	(1,883)	(1,766)	(3)	3
Core earnings	**2,420**	**2,269**	**2,693**	**7**	**(10)**
Impairment charges	(268)	(236)	(250)	14	7
Operating profit before tax	**2,152**	**2,033**	**2,443**	**6**	**(12)**
Tax and non-controlling interests	(638)	(620)	(734)	3	(13)
Cash earnings	**1,514**	**1,413**	**1,709**	**7**	**(11)**
Add back notable items	2	110	-	(98)	-
Cash earnings excluding notable items	**1,516**	**1,523**	**1,709**	**-**	**(11)**
Economic profit	938	822	1,255	14	(25)
Expense to income ratio	42.94%	45.35%	39.61%	(241bps)	333bps
Net interest margin	2.20%	2.14%	2.40%	6bps	(20bps)

$bn	As at 31 March 2019	As at 30 Sept 2018	As at 31 March 2018	% Mov't Mar 19 - Sept 18	% Mov't Mar 19 - Mar 18
Deposits					
Term deposits	65.3	63.9	58.1	2	12
Other	140.5	142.3	141.3	(1)	(1)
Total deposits	**205.8**	**206.2**	**199.4**	**-**	**3**
Net loans					
Mortgages	375.4	373.0	366.0	1	3
Other	13.2	13.3	13.6	(1)	(3)
Provisions	(1.5)	(0.9)	(0.9)	67	67
Total net loans	**387.1**	**385.4**	**378.7**	**-**	**2**
Deposit to loan ratio	53.16%	53.50%	52.65%	(34bps)	51bps
Total assets	**394.5**	**392.5**	**386.0**	**1**	**2**
TCE	454.3	452.7	445.7	-	2
Average interest-earning assets[2]	353.1	350.3	342.2	1	3

	As at 31 March 2019	As at 30 Sept 2018	As at 31 March 2018
Credit quality			
Loan impairment charges to average loans annualised[2]	0.14%	0.12%	0.13%
Mortgage 90+ day delinquencies	0.84%	0.74%	0.72%
Other consumer loans 90+ day delinquencies	1.66%	1.50%	1.61%
Total stressed exposures to TCE	0.74%	0.65%	0.64%

[1] *The Group has adopted AASB 9 Financial Instruments and AASB 15 Revenue from Contracts with Customers from 1 October 2018. Statutory comparatives have not been restated. Refer to Note 1 in Section 4 for further detail. However, where applicable, cash earnings comparatives (excluding expected credit loss provisioning) have been restated to aid comparability. Refer to the Cash earnings policy in Section 1.3.4 for further detail. In addition, during First Half 2019, the Group has made a number of presentational changes to the Balance Sheet and Income Statement. Both statutory and cash earnings comparatives have been restated. Refer to Note 1 in Section 4 for further detail.*

[2] *Averages are based on a six month period.*

58 | Westpac Group 2019 Interim Financial Results Announcement

2019 Interim financial results Divisional results Financial performance First Half 2019 - Second Half 2018 Cash earnings of $1,514 million were $101 million or 7% higher than Second Half 2018, as provisions for estimated customer refunds, costs and payments (notable items) reduced by $108 million. Excluding notable items, cash earnings were flat (down $7 million), as a rise in net interest income was offset by an increase in impairment charges. mortgages growing less than system at 0.5 times1; 1 Source: RBA, March 2019. Westpac Group 2019 Interim Financial Results Announcement | 59 Net interest income up $122m, 3%  Net loans were up $1.7 billion with all the growth in mortgages which increased $2.4 billion, or 1%. This increase was partly offset by lower personal lending. Given the low growth environment the division has focused on returns over growth and this has contributed to  Deposits were little changed over the half, with a 2% increase in term deposits and a 1% rise in transaction accounts (including offset accounts) offset by a reduction in online savings accounts; and  Net interest margin was 6 basis points higher as notable items were lower and deposit spreads increased from repricing online deposits and term deposits. Benefit from the full period impact of mortgage repricing (9 basis points), was mostly offset by competition, retention pricing, and mix changes as customers switched to principal and interest loans from interest only lending (7 basis points). Margins were also impacted (down 1 basis point) by regulatory changes to how credit card interest is calculated (effective 1 January 2019). Non-interest income down $33m, 8%  Lower foreign currency conversion fees;  Lower product related fees from a reduction in new mortgages and personal lending and a decline in credit cards fee income; and  These declines were partially offset by lower notable items ($6 million). Expenses down $62m, 3%  Reversal of a $31 million notable item raised in Second Half 2018 as the settlement was not approved by the Courts, contributed $62 million to the decline in expenses;  Structural productivity gains of $47 million from further use of digital channels (self-serve and e-statements), rationalisation of 37 branches and 329 ATMs and a 422 reduction in FTE; and  These declines were partly offset by annual salary reviews and inflation increases, the launch of a new advertising campaign, higher investment related costs including for the customer service hub, and costs associated with reducing the size of the branch and ATM network. Impairment charges up $32m, 14%  Credit quality remains sound, with stressed exposures to TCE at 0.74%;  Mortgage 90+ day delinquencies remained low at 0.84% but were higher (up 10 basis points) as the easing in economic conditions led to a small rise of customers in hardship and an increase in the time taken to sell a property. This led to facilities remaining delinquent for longer periods. Other consumer 90+ day delinquencies were up 16 basis points reflecting seasonal trends and from an operational issue in collections; and  Impairment charges were higher driven by the rise in consumer delinquencies. Under AASB 9, changes in consumer delinquencies have a larger impact on provisions and hence impairment charges. Economic profit up $116m, 14%  Allocated capital was little changed over the half consistent with the low balance sheet growth. As a result the 7% increase in cash earnings translated to a 14% increase in economic profit.

2019 Interim financial results Divisional results First Half 2019 - First Half 2018 Cash earnings were 11% lower from a 20 basis point decline in net interest margin, and increased expenses, from a rise in regulatory and compliance costs and higher investment and technology related costs. 60 | Westpac Group 2019 Interim Financial Results Announcement Net interest income down $207m, 5%  Lending increased 2% with all the growth in mortgages, partly offset by a decline in other personal lending. Mortgage growth was below system as the division prioritised return over growth. The decline in personal lending was due to a 3% reduction in cards and lower personal loans;  A 12% increase in term deposits, and a 3% rise in transaction accounts supported the 3% rise in deposits; and  Net interest margin was down 20 basis points. The decline was due to $47 million of notable items, higher short term wholesale funding costs, and lower mortgage spreads from increased competition and changes in mortgage mix with less interest only lending. The decline was partly offset by higher deposit spreads. Non-interest income down $11m, 3%  The decline was mostly due to lower foreign currency related fees; and  Lower product fee income from fee simplification (some reduction and standardisation of fees across certain accounts) while some fees were also eliminated, and reduced transaction volumes. Expenses up $55m, 3%  Most of the increase was due to higher investment and technology related costs (up $18 million), an increase in regulatory and compliance costs (up $12 million), costs related to closing branches and removing ATMs $24 million, and the launch of a new advertising campaign;  Other cost increases related to annual salary increases and inflationary rises were offset by: - Reversal of a notable item raised in Second Half 2018 ($31 million); and - Structural productivity benefits from increasing customer self-service, higher take-up of e-statements and from optimising the network including the full period benefit of the 40 branches closed in 2018. Impairment charges up $18m, 7%  Credit quality remains sound, with stressed exposures to TCE at 0.74%;  Mortgage 90+ day delinquencies were up 12 basis points to 0.84% while other consumer 90+ day delinquencies were up 5 basis points, partly from an operational issue in collections; and  Impairment charges were higher driven by the rise in consumer delinquencies. Economic profit down $317m, 25%  The percentage reduction in economic profit was more than the cash earnings decline as more capital was allocated to the division following implementation of new risk weighted asset models for mortgages.

2019 Interim financial results
Divisional results

3.2 Business Bank[1]

Business Bank (BB) is responsible for sales and service to SME and commercial business customers in Australia for facilities up to approximately $150 million. The division operates under the Westpac, St.George, BankSA and Bank of Melbourne brands. Customers are provided with a wide range of banking and financial products and services to support their borrowing, payments and transaction needs. In addition, specialist services are provided for cash flow finance, trade finance, automotive and equipment finance and property finance. The division is also responsible for consumer customers with auto finance loans. BB works in an integrated way with BTFG and WIB in the sales referral and service of certain financial services and products including corporate superannuation, foreign exchange and interest rate hedging. The revenue from these products is mostly retained by the product originator.

$m	Half Year March 19	Half Year Sept 18	Half Year March 18	% Mov't Mar 19 - Sept 18	% Mov't Mar 19 - Mar 18
Net interest income	2,223	2,362	2,328	(6)	(5)
Non-interest income	287	315	311	(9)	(8)
Net operating income	2,510	2,677	2,639	(6)	(5)
Operating expenses	(988)	(967)	(948)	2	4
Core earnings	**1,522**	**1,710**	**1,691**	**(11)**	**(10)**
Impairment charges	(75)	(164)	(148)	(54)	(49)
Operating profit before tax	**1,447**	**1,546**	**1,543**	**(6)**	**(6)**
Tax and non-controlling interests	(434)	(466)	(463)	(7)	(6)
Cash earnings	**1,013**	**1,080**	**1,080**	**(6)**	**(6)**
Add back notable items	131	5	-	large	-
Cash earnings excluding notable items	**1,144**	**1,085**	**1,080**	**5**	**6**
Economic profit	644	711	717	(9)	(10)
Expense to income ratio	39.36%	36.12%	35.92%	324bps	344bps
Net interest margin	3.02%	3.17%	3.19%	(15bps)	(17bps)

$bn	As at 31 March 2019	As at 30 Sept 2018	As at 31 March 2018	% Mov't Mar 19 - Sept 18	% Mov't Mar 19 - Mar 18
Deposits					
Term deposits	45.9	46.8	45.0	(2)	2
Other	63.2	63.9	63.1	(1)	-
Total deposits	**109.1**	**110.7**	**108.1**	**(1)**	**1**
Net loans					
Mortgages	54.8	54.9	54.7	-	-
Business	89.8	90.5	89.3	(1)	1
Other	8.0	8.3	8.6	(4)	(7)
Provisions	(1.4)	(1.1)	(1.1)	27	27
Total net loans	**151.2**	**152.6**	**151.5**	**(1)**	**-**
Deposit to loan ratio	72.16%	72.54%	71.35%	(38bps)	81bps
Total assets	**155.1**	**156.4**	**154.7**	**(1)**	**-**
TCE	190.3	191.8	192.2	(1)	(1)
Average interest-earning assets[2]	147.8	148.4	146.3	-	1

	As at 31 March 2019	As at 30 Sept 2018	As at 31 March 2018
Credit quality			
Loan impairment charges to average loans annualised[2]	0.10%	0.21%	0.20%
Mortgage 90+ day delinquencies	0.82%	0.73%	0.66%
Other consumer loans 90+ day delinquencies	2.21%	2.11%	1.90%
Business: impaired exposures to TCE	0.60%	0.55%	0.55%
Total stressed exposures to TCE	2.74%	2.79%	2.56%

[1] *The Group has adopted AASB 9 Financial Instruments and AASB 15 Revenue from Contracts with Customers from 1 October 2018. Statutory comparatives have not been restated. Refer to Note 1 in Section 4 for further detail. However, where applicable, cash earnings comparatives (excluding expected credit loss provisioning) have been restated to aid comparability. Refer to the Cash earnings policy in Section 1.3.4 for further detail. In addition, during First Half 2019, the Group has made a number of presentational changes to the Balance Sheet and Income Statement. Both statutory and cash earnings comparatives have been restated. Refer to Note 1 in Section 4 for further detail.*

[2] *Averages are based on a six month period.*

200 Westpac GROUP
Westpac Group 2019 Interim Financial Results Announcement | 61

2019 Interim financial results Divisional results Financial performance First Half 2019 - Second Half 2018 Cash earnings of $1,013 million was $67 million (or 6%) lower than Second Half 2018 with performance impacted by notable items, which included an increase in provisions for estimated customer refunds, payments and associated costs ($126 million, after tax). Excluding notable items, cash earnings were $59 million or 5% higher from disciplined charges. margin management while solid asset quality contributed to a 54% reduction in impairment 62 | Westpac Group 2019 Interim Financial Results Announcement Net interest income down $139m, 6%  Loans were $1.4 billion lower (down 1%). New lending was down from reduced demand across industries, and from the division’s continued focus on risk adjusted returns. Auto finance lending was lower while mortgage lending was little changed, consistent with the slowdown in system investment property lending;  Deposits were 1% lower, consistent with the decline in loan demand. The fall was across at call and term products; and  Net interest margin was 15 basis points lower, due to notable items ($161 million) which reduced margins by 22 basis points. Excluding notable items, margins were 7 basis points higher from the repricing of mortgages and business lending and from improved deposit spreads. Non-interest income down $28m, 9%  Decrease was due to - $13 million of notable items; - Lower loan fees consistent with the decline in new lending; and - A reduction in merchant income from lower scheme fees and interchange repricing. Expenses up $21m, 2%  Higher costs associated with notable items ($9 million); and  Increased regulatory and compliance spending, including costs associated with simplifying loan documentation and changing Auto finance commission structures.  Ordinary cost increases were largely offset by productivity including: - FTE reducing 2% from organisational redesign, centralising banker support and creating dedicated SME teams; and - Introduction of a new banker toolkit which provides integrated diary management, compliance and regulatory alerts, and improved access to customer information. Impairment charges down $89m, 54%  Credit quality was solid with stressed exposures to TCE declining 5 basis points to 2.74%;  Auto delinquencies were higher, mostly due to the 4% decline in the portfolio; and  Impairment charges were lower, mostly from a decrease in stressed commercial facilities and lower individual provisions, partially offset by higher Auto delinquencies. Economic profit down $67m, 9%  Excluding notable items, economic profit increased $99 million, or 14%, reflecting the 5% increase in cash earnings excluding notable items and a 3% reduction in allocated capital. The capital reduction was driven by management of unutilised limits and reduced lending.

2019 Interim financial results Divisional results First Half 2019 - First Half 2018 Cash earnings of $1,013 million was $67 million (or 6%) lower than First Half 2018 with performance impacted by notable items, which included provisions for estimated customer refunds, payments and associated costs ($131 million after tax). Excluding notable items, cash earnings were $64 million or 6% higher from disciplined margin management and a 49% reduction in impairment charges. Westpac Group 2019 Interim Financial Results Announcement | 63 Net interest income down $105m, 5% Lending was flat, with growth in business lending more than offset by an 8% decline in Auto finance lending. New lending slowed through the year as both property and SME demand eased; Deposits increased 1% supported by a 4% increase in transaction balances and a 2% rise in term deposits; and Net interest margin declined 17 basis points, due to notable items ($161 million) reducing margins by 22 basis points. Excluding this impact the net interest margin was up 5 basis points from loan repricing and higher deposits spreads. Non-interest income down $24m, 8% Decrease was mostly due to: - $13 million of notable items; and - Lower loan fees from a reduction in new lending. Expenses up $40m, 4% Notable items increased expenses by $14 million; Higher investment, and regulatory and compliance costs; and Increases from other costs were largely offset by productivity benefits including changing banking support structures and introducing specialised teams to support SME customers. Impairment charges down $73m, 49% The level of stressed exposures to TCE increased 18 basis points to 2.74% from 2.56%. The increase was driven by higher mortgage and Auto finance delinquencies. The rise in Auto delinquencies was mostly due to an operational issue in collections and from the 8% decline in the Auto portfolio; and Impairment charges were lower mostly from a decrease in stressed commercial facilities and lower individual provisions, partially offset by higher auto delinquencies. Economic profit down $73m, 10% Excluding notable items, economic profit increased 14%, with cash earnings up 6% and capital allocated 2% lower, from management of unutilised limits.

2019 Interim financial results
Divisional results

3.3 BT Financial Group (Australia)[1]

BT Financial Group (Australia) (BTFG) is the Australian wealth management and insurance arm of the Westpac Group providing a broad range of associated services. BTFG's funds management operations include the manufacturing and distribution of investment, superannuation and retirement products, wealth administration platforms, private wealth, margin lending and equities broking. BTFG's insurance business covers the manufacturing and distribution of life, general and lenders mortgage insurance. The division also uses a third party to manufacture certain general insurance products. In managing risk across all insurance classes the division reinsures certain risks using external providers. In addition to the BT brand, BTFG operates a range of financial service brands along with the banking brands of Westpac, St.George, Bank of Melbourne and BankSA for Private Wealth and Insurance.

On 19 March 2019, the Group announced changes to the way it supports customers' wealth and insurance needs, realigning its major BTFG businesses into expanded Consumer and Business divisions and exiting the provision of personal financial advice. Changes to the Group's organisational structure were effective from 1 April 2019. Consequently this will be the last time BTFG will be reported as a standalone division.

$m	Half Year March 19	Half Year Sept 18	Half Year March 18	% Mov't Mar 19 - Sept 18	% Mov't Mar 19 - Mar 18
Net interest income	297	302	294	*(2)*	*1*
Non-interest income	142	735	881	*(81)*	*(84)*
Net operating income	439	1,037	1,175	*(58)*	*(63)*
Operating expenses	(872)	(682)	(590)	*28*	*48*
Core earnings	**(433)**	**355**	**585**	***large***	***large***
Impairment benefits/ (charges)	1	(4)	(4)	*large*	*large*
Operating profit before tax	**(432)**	**351**	**581**	***large***	***large***
Tax and non-controlling interests	127	(110)	(175)	*large*	*large*
Cash earnings	**(305)**	**241**	**406**	**large**	**large**
Add back notable items					
Wealth restructuring	136	-	-	-	-
Provisions for estimated customer refunds, payments and costs	484	141	-	*large*	-
Cash earnings (excluding notable items)	**315**	**382**	**406**	***(18)***	***(22)***
Economic profit	(586)	117	335	*large*	*large*
Expense to income ratio	198.63%	65.77%	50.21%	*large*	*large*
Income on invested capital[2]	29	33	25	(12)	16

The following table shows cash earnings excluding notable items of the business within BTFG.

Cash earnings excluding notable items $m	Half Year March 19	Half Year Sept 18	Half Year March 18	% Mov't Mar 19 - Sept 18	% Mov't Mar 19 - Mar 18
Funds Management business (excluding Advice)	236	238	281	*(1)*	*(16)*
Insurance	87	149	133	*(42)*	*(35)*
Capital and other	21	22	18	*(5)*	*17*
Advice	(29)	(27)	(26)	*7*	*12*
Total cash earnings excluding notable items	**315**	**382**	**406**	***(18)***	***(22)***

$bn	As at 31 March 2019	As at 30 Sept 2018	As at 31 March 2018	% Mov't Mar 19 - Sept 18	% Mov't Mar 19 - Mar 18
Deposits	33.5	33.0	31.7	*2*	*6*
Net loans					
Loans	21.1	21.0	20.8	-	*1*
Provisions	-	-	-	-	-
Total net loans	**21.1**	**21.0**	**20.8**	**-**	***1***
Deposit to loan ratio	158.77%	157.14%	152.40%	*163bps*	*large*
Total funds	203.1	205.6	197.7	*(1)*	*3*
Average funds[3]	197.3	205.2	198.2	*(4)*	-

[1] The Group has adopted AASB 9 Financial Instruments and AASB 15 Revenue from Contracts with Customers from 1 October 2018. Statutory comparatives have not been restated. Refer to Note 1 in Section 4 for further detail. However, where applicable, cash earnings comparatives (excluding expected credit loss provisioning) have been restated to aid comparability. Refer to the Cash earnings policy in Section 1.3.4 for further detail. In addition, during First Half 2019, the Group has made a number of presentational changes to the Balance Sheet and Income Statement. Both statutory and cash earnings comparatives have been restated. Refer to Note 1 in Section 4 for further detail.

[2] Income on Invested Capital represents revenue generated from investing BTFG's capital balances (required for regulatory purposes).

[3] Averages are based on a six month period.

64 | Westpac Group 2019 Interim Financial Results Announcement

2019 Interim financial results Divisional results Financial performance First Half 2019 - Second Half 2018 In First Half 2019 BTFG reported a loss of $305 million with the result impacted by notable items, which reduced cash earnings by $620 million. Notable items include provisions for estimated customer refunds, payments and associated costs of $484 million (after tax), and provisions for the restructuring of the Wealth business of $136 million after tax). Excluding these notable items, cash earnings were $315 million, down 18% (or $67 million) compared to Second Half 2018. This was primarily due to higher weather related general insurance claims and margin compression related to the cessation of grandfathered commission payments and platforms repricing. Westpac Group 2019 Interim Financial Results Announcement | 65 Net interest income down $5m, 2% Loans were little changed over the half, as investment lending slowed and the division maintained its focus on returns. Deposits were up 2%, mostly in term deposits; Net interest margin was down 1 basis point with the decline due to notable items. This was partly offset by higher mortgage and deposit spreads from repricing. Non-interest income down $593m, 81% Wealth Management contribution was down $502 million, mostly from an increase in notable items ($447 million). Excluding notable items, the wealth management contribution was down $55 million (or 10%) from: - The cessation of grandfathered commission payments ($21 million); - A reduction in Advice income of $19 million; - Lower funds income (down $16 million) from a 4% reduction in average funds under administration from weaker markets and outflows from legacy platforms, partially offset by a 38% increase in funds on Panorama to $17 billion; - Lower platform margins from full period impact of repricing and product mix changes ($8 million); and - Partly offset by the non-repeat of negative returns in boutique funds in Second Half 2018 ($11 million). Insurance income was $90 million (or 33%) lower. Excluding notable items ($6 million in Second Half 2018) insurance income was down $96 million: - General insurance was $94 million lower mostly from an increase in claims associated with major weather events (Townsville flood, Sydney hailstorms, and large NSW/ QLD storms); - Life insurance up $2 million supported by lower claims and improved lapses; and - LMI contribution was $4 million lower, from reduced income from a reduction in higher LVR lending and higher claims. The contribution from capital and other was $1 million down mostly due to a lower investment contribution. Expenses up $190m, 28% Notable items increased expenses by $236 million including: provisions for costs associated with the reset of Westpac’s wealth strategy ($190 million), and estimated costs of processing customer refunds and payments ($46 million); and Partly offset by seasonally lower expenses (expenses are typically higher in the second half of the year from end of financial year activities), and productivity benefits from organisational redesign, product simplification and contract renegotiations. Economic profit down $703m The decline in economic profit is consistent with decline in cash earnings.

2019 Interim financial results Divisional results First Half 2019 - First Half 2018 First Half 2019 cash earnings were a loss of $305 million. Excluding the impact of notable items, cash earnings were $315 million, down 22% (or $91 million). This was primarily due to higher weather related insurance claims and margin compression related to the cessation of grandfathered commission payments and platforms repricing. 66 | Westpac Group 2019 Interim Financial Results Announcement Net interest income up $3m, 1% Loans up 1% mostly in mortgages, while most deposit growth was in term deposits; and Net interest margin was down 4 basis points from higher funding costs and provisions for estimated customer refunds. This was partly offset by higher mortgage and deposit spreads. Non-interest income down $739m, 84% Wealth Management contribution was down $682 million, mostly from an increase in notable items of $587 million. Excluding these items, the wealth management contribution was down $95 million (or 15%) from: - Lower Advice revenue mostly from lower activity and a reduction in the number of advisors ($29 million); - Margin compression ($25 million) driven by platform repricing and product mix changes; - Lower revenue from the cessation of grandfathered commission payments ($21 million); - First Half 2018 included $9 million from boutique funds, which were sold in Second Half 2018; and - Revenue $8 million lower from a reduction in average funds under administration from weaker markets and outflows on legacy platforms. Legacy platform outflows were partly offset by an $8 billion increase in funds on the Panorama platform. Insurance income was $64 million (or 26%) lower: - General insurance was $60 million lower mostly from higher claims for major weather events. In First Half 2019 major weather claims were $89 million, compared to $23 million in First Half 2018. This was partly offset by lower working claims; - Life insurance contribution up $3 million supported by higher premiums for Group Life (reflecting the full period impact), partly offset by higher claims; and - LMI contribution was $7 million lower, from reduced income from lower volumes of higher LVR lending. The contribution from capital and other was up $7 million mostly due to a higher investment contribution. Expenses up $282m, 48% Expenses included notable items of $291 million; and Excluding these items expenses were $9 million lower due to productivity benefits from organisational redesign, product simplification and contract renegotiation. Economic profit down $921m The decline in economic profit is consistent with decline in cash earnings.

2019 Interim financial results
Divisional results

3.3.1 Funds Management business (including Financial Planning and Advice)

$m	Half Year March 19	Half Year Sept 18	Half Year March 18	% Mov't Mar 19 - Sept 18	% Mov't Mar 19 - Mar 18
Net interest income	293	300	290	*(2)*	*1*
Non-interest income	(68)	434	614	*large*	*large*
Net operating income	225	734	904	*(69)*	*(75)*
Operating expenses	(812)	(619)	(533)	*31*	*52*
Core earnings	**(587)**	**115**	**371**	***large***	***large***
Impairment benefits / (charges)	1	(4)	(5)	*large*	*large*
Operating profit before tax	**(586)**	**111**	**366**	***large***	***large***
Tax and non-controlling interests	173	(37)	(111)	*large*	*large*
Cash earnings	**(413)**	**74**	**255**	***large***	***large***
Expense to income ratio	360.89%	84.33%	58.96%	*large*	*large*

Movement of Group Funds

$bn	As at 31 March 2019	Inflows	Outflows	Net Flows	Other Mov't[1]	As at 30 Sept 2018	As at 31 March 2018	% Mov't Mar 19 - Sept 18	% Mov't Mar 19 - Mar 18
Superannuation	38.9	1.8	(2.0)	(0.2)	(0.2)	39.3	37.4	*(1)*	*4*
Platforms	120.8	15.5	(17.3)	(1.8)	(0.3)	122.9	118.6	*(2)*	*2*
Packaged funds[2]	39.8	3.0	(2.9)	0.1	0.1	39.6	38.0	*1*	*5*
Other[3]	3.6	-	-	-	(0.2)	3.8	3.7	*(5)*	*(3)*
Total funds	**203.1**	**20.3**	**(22.2)**	**(1.9)**	**(0.6)**	**205.6**	**197.7**	***(1)***	***3***

Market share in key Australian wealth products are displayed below.

Current Australian market share[4] Product	Market share	Rank
Platforms (includes Wrap and Corporate Super)	18.1%	1
Retail (excludes Cash)	17.2%	1
Corporate Super	12.5%	3

1 *Other movement includes market movement and other client transactions including fund transfers, account fees and distributions.*
2 *Packaged funds include Advance and Management Accounts.*
3 *Other includes capital reserves.*
4 *Market share is based on published market share statistics from Strategic Insight as at 31 December 2018 and represents the addition of St.George Wealth and BT Wealth business market share at this time.*

200 Westpac GROUP
Westpac Group 2019 Interim Financial Results Announcement | 67

2019 Interim financial results
Divisional results

3.3.2 Insurance business

The Insurance business result includes the Westpac and St.George Life Insurance, General Insurance and Lenders Mortgage Insurance (LMI) businesses.

$m	Half Year March 19	Half Year Sept 18	Half Year March 18	% Mov't Mar 19 - Sept 18	% Mov't Mar 19 - Mar 18
Net interest income	3	2	3	*50*	-
Non-interest income	179	269	243	*(33)*	*(26)*
Net operating income	182	271	246	*(33)*	*(26)*
Operating expenses	(58)	(60)	(55)	*(3)*	*5*
Core earnings	**124**	**211**	**191**	***(41)***	***(35)***
Impairment benefits / (charges)	-	-	-	-	-
Operating profit before tax	**124**	**211**	**191**	***(41)***	***(35)***
Tax and non-controlling interests	(37)	(66)	(58)	*(44)*	*(36)*
Cash earnings	**87**	**145**	**133**	***(40)***	***(35)***
Expense to income ratio	31.87%	22.14%	22.36%	*large*	*large*

Cash earnings $m	Half Year March 19	Half Year Sept 18	Half Year March 18	% Mov't Mar 19 - Sept 18	% Mov't Mar 19 - Mar 18
Life Insurance	77	71	75	*8*	*3*
General Insurance	-	62	43	*(100)*	*(100)*
Lenders Mortgage Insurance	10	12	15	*(17)*	*(33)*
Total cash earnings	**87**	**145**	**133**	***(40)***	***(35)***

Insurance key metrics

Life Insurance in-force premiums $m	Half Year March 19	Half Year Sept 18	Half Year March 18	% Mov't Mar 19 - Sept 18	% Mov't Mar 19 - Mar 18
Life Insurance in-force premiums at start of period	1,277	1,276	1,068	-	*20*
Sales / New Business[1]	55	80	283	*(31)*	*(81)*
Lapses	(73)	(79)	(75)	*(8)*	*(3)*
Life Insurance in-force premiums at end of period[2]	**1,259**	**1,277**	**1,276**	***(1)***	***(1)***

Claims ratios[3] for Insurance Business (%)	Half Year March 19	Half Year Sept 18	Half Year March 18	% Mov't Mar 19 - Sept 18	% Mov't Mar 19 - Mar 18
Life Insurance	48	42	44	*14*	*9*
General Insurance	81	37	54	*119*	*50*
Lenders Mortgage Insurance	25	11	20	*127*	*25*

Gross written premiums $m	Half Year March 19	Half Year Sept 18	Half Year March 18	% Mov't Mar 19 - Sept 18	% Mov't Mar 19 - Mar 18
General Insurance gross written premium	259	252	251	*3*	*3*
Lenders Mortgage Insurance gross written premium[4]	76	90	90	*(16)*	*(16)*

[1] *Sales/New Business in First Half 2018 includes $203 million from Group Life Insurance for BTFG Corporate Super.*
[2] *The life insurance in-force premium at end of First Half 2019 consists of $979 million retail and $280 million Group Life Insurance (Second Half 2018: $994 million retail, $283 million Group Life Insurance; First Half 2018: $1 billion retail, $276 million Group Life Insurance).*
[3] *Claims ratios are claims over earned premium plus reinsurance rebate. The lenders mortgage insurance claims ratios have been calculated to include exchange commission.*
[4] *LMI gross written premium includes loans >90% LVR reinsured with Arch Reinsurance Limited. First Half 2019 gross written premium includes $52 million from the arrangement (Second Half 2018: $61 million, First Half 2018: $62 million).*

68 | Westpac Group 2019 Interim Financial Results Announcement
200 | Westpac GROUP

2019 Interim financial results Divisional results 3.4 Westpac Institutional Bank1 Westpac Institutional Bank (WIB) delivers a broad range of financial products and services to commercial, corporate, institutional and government customers with connections to Australia and New Zealand. WIB operates through dedicated industry relationship and specialist product teams, with expert knowledge in financing, transactional banking, and financial and debt capital markets. Customers are supported throughout Australia as well as via branches and subsidiaries located in New Zealand, the US, UK and Asia. WIB is also responsible for Westpac Pacific currently providing a range of banking services in Fiji and PNG. WIB works in an integrated way with all the Group’s divisions in the provision of more complex financial needs including across foreign exchange and fixed interest solutions. Revenue contribution 1 The Group has adopted AASB 9 Financial Instruments and AASB 15 Revenue from Contracts with Customers from 1 October 2018. Statutory comparatives have not been restated. Refer to Note 1 in Section 4 for further detail. However, where applicable, cash earnings comparatives (excluding expected credit loss provisioning) have been restated to aid comparability. Refer to the Cash earnings policy in Section 1.3.4 for further detail. In addition, during First Half 2019, the Group has made a number of presentational changes to the Balance Sheet and Income Statement. Both statutory and cash earnings comparatives have been restated. Refer to Note 1 in Section 4 for further detail. 2 Averages are based on a six month period. 3 Includes capital benefit and the Bank Levy. Westpac Group 2019 Interim Financial Results Announcement | 69 Derivative valuation adjustments Trading revenue Hastings Other3 Total WIB revenue (11) 14-large-60161110(22) 18023(100)(100) 11(1)(64)large 126 - 4 1,425 1,5661,441(9)(1) $m % Mov't % Mov't Half YearHalf Year Mar 19 - Mar 19 - Sept 18March 18Sept 18Mar 18 Half Year March 19 Lending and deposit revenue Markets, sales and fee income Total customer revenue 848 862807(2)5 43945142 458 1,306 1,3011,258-4 Deposit to loan ratio Total assets TCE Average interest-earning assets2 Loan impairment charges/(benefits) to average loans annualised Impaired exposures to TCE Total stressed exposures to TCE Total funds 125.10% 135.53%129.75%largelarge 102.5105.0(3)(5) 173.2167.525 86.386.433 (0.02%)(0.02%)largelarge 0.03%0.06%5bps2bps 0.66%0.78%(3bps)(15bps) -6.6-(100) 99.8 176.4 89.1 0.04% 0.08% 0.63% - $bn As at As atAs at% Mov't% Mov't 30 Sept31 MarchMar 19 -Mar 19 - 20182018Sept 18Mar 18 31 March 2019 Deposits Net loans Loans Provisions Total net loans 95.7 104.999.0(9)(3) 77.776.6(1)-(0.3)(0.3)(33)(33) 76.7 (0.2) 76.5 77.476.3(1)-Economic profit Expense to income ratio Net interest margin 253 259227(2)11 49.23%47.05%(334bps)(116bps) 1.74%1.60%(7bps)7bps 45.89% 1.67% $m % Mov't % Mov't Half YearHalf Year Mar 19 - Mar 19 - Sept 18March 18Sept 18Mar 18 Half Year March 19 Net interest income Non-interest income Net operating income Operating expenses Core earnings Impairment benefits / (charges) Operating profit before tax Tax and non-controlling interests Cash earnings 743 754688(1)8 812753(16)(9) 682 1,425 1,5661,441(9)(1) (771)(678)(15)(4) (654) 771 795763(3)1 96largelarge (15) 756 804769(6)(2) (266)(215)(20)(1) (213) 543 5385541(2)

2019 Interim financial results Divisional results Financial performance First Half 2019 - Second Half 2018 Cash earnings of $543 million were $5 million, or 1%, higher than Second Half 2018, mostly driven by higher financial markets income. These gains were partly offset by a 7 basis point decline in net interest margin, no contribution from Hastings, and a $15 million impairment charge compared to a $9 million impairment benefit in Second Half 2018. backs also contributed to the increase. 70 | Westpac Group 2019 Interim Financial Results Announcement Net interest income down $11m, 1% • Net loans down 1%, mostly from reduced utilisation of warehouse facilities as loans were securitised out of the warehouse. Lending was also lower reflecting the division’s disciplined focus on returns. Declines were partly offset by exchange rate movements increasing offshore lending; • Deposits down 9%, mostly from a reduction in government balances, partly offset by higher corporate term deposits; and • Net interest margin down 7 basis points, from a change in funding mix partly offset by disciplined margin management. Non-interest income down $130m, 16% • Decline due to the exit of Hastings ($180 million) in Second Half 2018; • A $25 million movement in derivative valuation adjustment from a benefit of $14 million in Second Half 2018 to a charge of $11 million in First Half 2019; and • Partly offset by higher trading income in fixed income, commodities, and FX. Syndication fees were also higher from some large transactions. Expenses down $117m, 15% • The non-repeat of costs associated with the Hastings business and its exit reduced expenses by $121 million. Excluding Hastings, expenses were up $4 million mostly reflecting increased regulatory and compliance spending; and • Productivity benefits from organisation redesign partly offset salary and inflationary increases. Impairment charge of $15m compared to a benefit of $9m • Credit quality remains sound with stressed exposures to TCE declining 3 basis points to 0.63%; • Impaired exposures to TCE increased following one large facility migrating to impaired over the half; and • Impairment charges were higher from the migration of this facility to impaired. Lower write-Economic profit down $6m, 2% Economic profit was lower, reflecting franking credits in Second Half 2018 due to the higher effective tax rate (associated with the non-deductibility of the Hastings goodwill write-down); and This impact was partly offset by the 1% increase in cash earnings and a 4% reduction in allocated capital from disciplined management of credit limits.

2019 Interim financial results Divisional results First Half 2019 - First Half 2018 Cash earnings were $11 million or 2% lower than First Half 2018 mostly due to lower financial markets revenue and a First Half 2019 impairment charge compared to an impairment benefit in First Half 2018. The decline was partially offset by higher margins, and disciplined expense management. backs also contributed to the increase. Westpac Group 2019 Interim Financial Results Announcement | 71 Net interest income up $55m, 8% Net lending was little changed compared to First Half 2018 (up $0.2 billion). Excluding exchange rate movements, lending was down 1% ($0.9 billion) as the business focused on returns; Deposits were 3% lower primarily from a reduction in government balances, partly offset by higher corporate term deposits; and Net interest margin was up 7 basis points, from improved deposit and lending spreads reflecting disciplined balance sheet management. Non-interest income down $71m, 9% Hastings contributed $23 million to non-interest income in First Half 2018; Excluding Hastings, non-interest income was down $48 million or 7%, from: - Lower markets income across both trading and sales, particularly in commodities; and - An $11 million charge for derivative valuation adjustments. Expenses down $24m, 4% • Hastings contributed $37 million to operating expenses in First Half 2018; • Excluding Hastings, operating expenses were up $13 million or 2%. Most of the increase was due to higher technology and regulatory and compliance expenses partly offset by productivity benefits. Impairment charge of $15m compared to benefit of $6m • Credit quality remains sound with stressed exposures to TCE of 0.63%, a reduction of 15 basis points compared to March 2018; • Impaired exposures to TCE increased following one large facility migrating to impaired in First Half 2019; and • Impairment charges were higher from the migration of this facility to impaired. Lower write-Economic profit up $26m, 11% • While cash earnings were lower, a reduction in allocated capital saw economic profit higher; and • Allocated capital was lower from disciplined management of credit limits.

2019 Interim financial results Divisional results Westpac New Zealand1 3.5 Westpac New Zealand is responsible for sales and service of banking, wealth and insurance products for consumers, business and institutional customers in New Zealand. Westpac conducts its New Zealand banking business through two banks in New Zealand: Westpac New Zealand Limited, which is incorporated in New Zealand and Westpac Banking Corporation (New Zealand Branch), which is incorporated in Australia. Westpac New Zealand operates via an extensive network of branches and ATMs across both the North and South Islands. Business and institutional customers are also served through relationship and specialist product teams. Banking products are provided under the Westpac brand while insurance and wealth products are provided under Westpac Life and BT brands, respectively. New Zealand also maintains its operations and treasury. All figures are in New Zealand dollars (NZ$). own infrastructure, including technology, 196 210 27 18 (464) (466) 3 3 13 (38) large (63) (205) (188) (3) 6 32.6 29.3 31.6 30.0 2 5 5 3 48.9 29.8 2.0 (0.3) 47.9 29.5 2.1 (0.4) 1 4 - 33 4 5 (5) - 90.0 112.0 7.5 88.1 10.7 89.8 111.7 8.6 86.3 10.3 4 2 21 2 2 4 2 6 4 6 (0.03%) 0.11% 0.62% 0.15% 1.57% 0.10% 0.16% 0.86% 0.21% 1.86% 1 The Group has adopted AASB 9 Financial Instruments and AASB 15 Revenue from Contracts with Customers from 1 October 2018. Statutory comparatives have not been restated. Refer to Note 1 in Section 4 for further detail. However, where applicable, cash earnings comparatives (excluding expected credit loss provisioning) have been restated to aid comparability. Refer to the Cash earnings policy in Section 1.3.4 for further detail. In addition, during First Half 2019, the Group has made a number of presentational changes to the Balance Sheet and Income Statement. Both statutory and cash earnings comparatives have been restated. Refer to Note 1 in Section 4 for further detail. 2 Averages are based on a six month period. 72 | Westpac Group 2019 Interim Financial Results Announcement As at As atAs at 30 Sept31 March 20182018 31 March 2019 Credit quality Loan impairment charges/(benefits) to average loans annualised Mortgage 90+ day delinquencies Other consumer loans 90+ day delinquencies Impaired exposures to TCE Total stressed exposures to TCE 0.03% 0.14% 1.02% 0.13% 1.57% NZ$bn As at As atAs at% Mov't% Mov't 30 Sept31 MarchMar 19 -Mar 19 - 20182018Sept 18Mar 18 31 March 2019 Customer deposits Term deposits Other Total customer deposits Net loans Mortgages Business Other Provisions Total net loans Deposit to loan ratio Total assets TCE Third party liquid assets Average interest-earning assets2 Total funds 33.3 30.9 64.2 61.961.644 49.6 30.9 2.0 (0.4) 82.1 80.479.124 78.20% 76.99%77.88%121bps32bps 93.4 113.9 9.1 89.9 10.9 Economic profit Expense to income ratio Net interest margin 249 252207(1)20 38.99%39.69%(53bps)(123bps) 2.25%2.24%(2bps)(1bps) 38.46% 2.23% NZ$m % Mov't % Mov't Half Year Half YearMar 19 - Mar 19 - Sept 18March 18Sept 18Mar 18 Half Year March 19 Net interest income Non-interest income Net operating income Operating expenses Core earnings Impairment benefits / (charges) Operating profit before tax Tax and non-controlling interests Cash earnings 1,000 99496414 248 1,248 1,1901,17456 (480) 768 72670868 (14) 754 739670213 (199) 555 534482415

2019 Interim financial results Divisional results Financial performance (NZ$) First Half 2019 - Second Half 2018 Cash earnings increased 4% over the half, supported by 2% loan growth and higher non-interest income, including a gain on the sale of the division’s investment in Paymark (New Zealand’s payment switch business), partly offset by increased investment in risk management and regulatory projects and higher impairment charges. an impairment charge while Second Half 2018 recorded a benefit of $13 million supported by First Half 2019 - First Half 2018 Cash earnings increased 15% over First Half 2018, supported by a gain on the sale of Paymark, and a $24 million reduction in impairment charges. Westpac Group 2019 Interim Financial Results Announcement | 73 Net interest income up $36m, 4% • Net loans increased $3.0 billion (4%), evenly spread across mortgages and business; and • Net interest margin was 1 basis point lower from lower spreads across mortgages and deposits. Most of the decline was due to mix with more fixed rate mortgages. This was partly offset by higher business lending spreads. Non-interest income up $38m, 18% • The gain on sale of Paymark contributed $40 million to non-interest income; • Higher merchant fees and institutional fees also contributed to the increase; and • This was partly offset by lower fee income following the decision to eliminate certain consumer fees. Expenses up $14m, 3% • Most of the increase was driven by further investment in risk management and regulatory programs; and • Excluding investment, costs were broadly unchanged with increases in salary and inflationary costs offset by productivity savings (including full period benefit of 3% FTE reduction) and increased digitisation of activities. Impairment charges down $24m, 63% • Credit quality remains sound, with stressed exposures to TCE of 1.57%, 29 basis points lower than March 2018, from improvements in the dairy sector. Consumer 90+ day delinquencies increased 16 basis points to 102 basis points, including from the 5% reduction in the portfolio; and • Impairment charges benefited from lower new individually assessed provisions and lower collective provisions, consistent with the reduction in stressed exposures. Economic profit up $42m, 20% • The 20% increase in economic profit is driven by improved cash earnings partially offset by the additional capital held to meet regulatory requirements. Net interest income up $6m, 1% • Loans up 2%, primarily from growth in business lending with growth broadly spread across segments. Mortgages increased $0.7 billion, from higher fixed rate lending partly offset by a reduction in variable rate loans. Fixed rate mortgages represent 81% of the portfolio (up 2 percentage points over the half); • Deposits fully funded loan growth over the half lifting the deposit to loan ratio over 78%. Growth was spread across all products; and • Net interest margin was down 2 basis points from competition in mortgages and mix changes with customers continuing to prefer lower spread fixed rate loans. This was partially offset by improved business spreads. Non-interest income up $52m, 27% • The gain on sale of Paymark contributed $40 million; and • Higher investment income from a 2% rise in fund balances and an increase in business fees. Expenses up $16m, 3% • Cost to income ratio was maintained below 40%; • Most of the increase was driven by increased investment in risk management and regulatory projects; and • Excluding investment, costs were relatively flat with increases in salary and inflationary costs offset by productivity savings. Productivity savings were due to the continued digitisation of activity supporting a lower FTE over recent halves. Impairment charge of $14m compared to an impairment benefit of $13m • Credit quality remains sound, with stressed exposures to TCE unchanged over the half. • Consumer 90+ day delinquencies increased 40 basis points to 102 basis points, with the rise due to seasonal trends, and a reduction in balances along with some operational changes. Mortgage 90+day delinquencies remain low at 14 basis points; • Impairment charges were a $27 million turnaround over the half as First Half 2019 reported write-backs and the dairy overlay no longer required. Economic profit down $3m, 1% • While cash earnings were up 4%, economic profit was down from additional capital held by the division to meet regulatory requirements.

2019 Interim financial results
Divisional results

3.6 Group Businesses[1]

This segment comprises:

- Treasury which is responsible for the management of the Group's balance sheet including wholesale funding, capital and management of liquidity. Treasury also manages the interest rate risk and foreign exchange risks inherent in the balance sheet, including managing the mismatch between Group assets and liabilities. Treasury's earnings are primarily sourced from managing the Group's balance sheet and interest rate risk, (excluding Westpac New Zealand) within set risk limits;
- Group Technology[2], which comprises functions for the Australian businesses, is responsible for technology strategy and architecture, infrastructure and operations, applications development and business integration;
- Core Support[3], which comprises functions performed centrally, including Australian banking operations, property services, strategy, finance, risk, compliance, legal, human resources, and customer and corporate relations; and
- Group Businesses also includes earnings on capital not allocated to divisions, accounting entries for certain intra-group transactions that facilitate presentation of performance of the Group's operating segments, earnings from non-core asset sales, earnings and costs associated with the Group's Fintech investments, and certain other head office items such as centrally raised provisions.

$m	Half Year March 19	Half Year Sept 18	Half Year March 18	% Mov't Mar 19 - Sept 18	% Mov't Mar 19 - Mar 18
Net interest income	299	375	436	*(20)*	*(31)*
Non-interest income	10	21	15	*(52)*	*(33)*
Net operating income	309	396	451	*(22)*	*(31)*
Operating expenses	(252)	(275)	(283)	*(8)*	*(11)*
Core earnings	**57**	**121**	**168**	***(53)***	***(66)***
Impairment benefits / (charges)	37	14	(13)	*164*	*large*
Operating profit before tax	**94**	**135**	**155**	***(30)***	***(39)***
Tax and non-controlling interests	(87)	(87)	(93)	-	*(6)*
Cash earnings	**7**	**48**	**62**	***(85)***	***(89)***

Treasury $m	Half Year March 19	Half Year Sept 18	Half Year March 18	% Mov't Mar 19 - Sept 18	% Mov't Mar 19 - Mar 18
Net interest income	239	331	406	*(28)*	*(41)*
Non-interest income	(4)	4	6	*large*	*large*
Net operating income	235	335	412	*(30)*	*(43)*
Cash earnings	**143**	**211**	**269**	***(32)***	***(47)***

Treasury Value at Risk (VaR)[4]

$m	Average	High	Low
Six months ended 31 March 2019	26.8	33.6	20.9
Six months ended 30 September 2018	29.3	32.6	25.6
Six months ended 31 March 2018	39.3	56.7	27.0

[1] *The Group has adopted AASB 9 Financial Instruments and AASB 15 Revenue from Contracts with Customers from 1 October 2018. Statutory comparatives have not been restated. Refer to Note 1 in Section 4 for further detail. However, where applicable, cash earnings comparatives (excluding expected credit loss provisioning) have been restated to aid comparability. Refer to the Cash earnings policy in Section 1.3.4 for further detail. In addition, during First Half 2019, the Group has made a number of presentational changes to the Balance Sheet and Income Statement. Both statutory and cash earnings comparatives have been restated. Refer to Note 1 in Section 4 for further detail.*
[2] *Costs are fully allocated to other divisions in the Group.*
[3] *Costs are partially allocated to other divisions in the Group, with costs attributed to enterprise activity retained in Group Businesses.*
[4] *VaR includes trading book and banking book exposures. The banking book component includes interest rate risk, credit spread risk in liquid assets and other basis risks as used for internal management purposes.*

74 | Westpac Group 2019 Interim Financial Results Announcement

2019 Interim financial results Divisional results Financial performance First Half 2019 - Second Half 2018 Cash earnings decreased $41 million in the half primarily from lower Treasury revenue partly offset by a higher impairment benefit and lower expenses. First Half 2019 - First Half 2018 Cash earnings decreased $55 million primarily from lower Treasury revenue, partly offset by a lower impairment charge and a fall in expenses. Westpac Group 2019 Interim Financial Results Announcement | 75 Net operating income down $142 million, 31% Lower Treasury revenue related to interest rate risk management (down $167 million); partly offset by increased earnings from centrally held capital. Expenses down $31 million, 11% Lower regulatory and compliance costs, including costs associated with the Royal Commission and lower employee costs; partly offset by Expenses associated with the Group’s fintech investments and higher insurance costs Impairment charges $50 million movement Impairments were a $37 million benefit from a reduction to centrally held overlays during First Half 2019, compared to a $13 million charge in First Half 2018. Tax and non-controlling interests down $6 million, 6% Effective tax rate is higher than the Australian company tax rate of 30%, mostly due to the impact of hybrid distributions that are not tax deductible. Net operating income down $87 million, 22% Lower Treasury revenue related to interest rate risk management and impact of New Zealand earnings hedges; partly offset by Revaluation gains on a fintech investment. Expenses down $23 million, 8% Lower costs associated with the Royal Commission and litigation raised in the prior half; partly offset by Non repeat of payroll related rebates received in Second Half 2018 and higher Group insurance costs. Impairment benefit $23 million movement Movement in impairments reflecting a $37 million benefit from a reduction to centrally held overlays during First Half 2019, compared to a $14 million benefit in Second Half 2018.

2019 Interim financial report Table of contents 4.1 Directors’ report 77 4.2 Consolidated income statement 105 4.3 Consolidated statement of comprehensive income 106 4.4 Consolidated balance sheet 107 4.5 Consolidated statement of changes in equity 108 4.6 Consolidated cash flow statement 109 4.7 Notes to the consolidated financial statements 110 Note 1 Financial statements preparation 110 Note 2 Segment reporting 121 Note 3 Net interest income 125 Note 4 Non-interest income 126 Note 5 Operating expenses 127 Note 6 Income tax 128 Note 7 Earnings per share 129 Note 8 Average balance sheet and interest rates 130 Note 9 Loans 131 Note 10 Provisions for expected credit losses/impairment charges 132 Note 11 Credit quality 135 Note 12 Deposits and other borrowings 137 Note 13 Fair values of financial assets and liabilities 138 Note 14 Provisions, contingent liabilities, contingent assets and credit commitments 144 Note 15 Shareholders’ equity 149 Note 16 Notes to the consolidated cash flow statement 151 Note 17 Subsequent events 152 4.8 Statutory statements 153 76 | Westpac Group 2019 Interim Financial Results Announcement 4.0 2019 Interim Financial Report

2019 Interim financial report Directors’ report 4.0 4.1 Interim Financial Report 2019 Directors’ report The Directors of Westpac present their report together with the financial statements of Westpac and its controlled entities (collectively referred to as ‘the Group’) for the half year ended 31 March 2019. Directors The names of the Directors of Westpac holding office at any time during, and since the end of, the half year and the period for which each has served as a Director are set out below: Name Position Lindsay Maxsted Brian Hartzer Nerida Caesar Ewen Crouch AM Alison Deans Craig Dunn Anita Fung Steven Harker Peter Hawkins Peter Marriott Peter Nash Margaret Seale Chairman since December 2011 and Director since March 2008. Managing Director & Chief Executive Officer since February 2015. Director since September 2017. Director since February 2013. Director since April 2014. Director since June 2015. Director since October 2018. Director since March 2019. Retired in December 2018. Director from December 2008. Director since June 2013. Director since March 2018. Director since March 2019. Review and results of the Group’s operations during the half year Net profit attributable to owners of Westpac Banking Corporation for First Half 2019 was $3,173 million, a decrease of $1,025 million or 24% compared to First Half 2018. First Half 2019 included significant provisions for estimated customer refunds, payments and associated costs, and costs associated with the restructuring of the Wealth business, which together reduced net profit after tax by $753 million1. These items are discussed further in Note 14 of the 2019 Interim Financial Report. Net interest income decreased $15 million, compared to First Half 2018. Average interest-earning assets grew 4% mostly from total loan growth but this was more than offset by a net interest margin decrease of 7 basis points to 2.09%. The movement in net interest income included: • • • • $212 million of provisions for estimated customer refunds and payments; a net reduction from economic hedges of $123 million; and lower revenue from our Treasury division outweighed the growth in other divisions; offset by an increase of $330 million due to the reclassification of line fees from net fee income to interest income. Net fee income decreased $452 million or 35% compared to First Half 2018 primarily due to the reclassification of line fees to net interest income and a $165 million impact of provisions for estimated customer refunds and payments. Net wealth management and insurance income decreased $625 million or 66% compared to First Half 2018 primarily due to additional provisions for estimated customer refunds and payments of $435 million, higher general insurance claims and lower wealth management income due to changes in pricing structure, the cessation of grandfathered commissions and the exit of Hastings in Second Half 2018. Trading income decreased $50 million or 10% due to lower income in the markets business. Other income increased $38 million or 43% mainly due to the profit on sale of an associate. 1 The impact (before tax) of these items are reflected within the additions/reversal of unutilised provisions line items of the Compliance, regulation and remediation provision, and the restructuring provision in Note 14. Westpac Group 2019 Interim Financial Results Announcement | 77

2019 Interim financial report Directors’ report Operating expenses increased $436 million or 9% compared to First Half 2018. The rise was mainly due to: • • • $84 million of provisions for estimated costs associated with implementing customer refunds and payments; $190 million of provisions for the restructuring of the Wealth business; and $162 million increase in other costs including $97 million of higher costs associated with the Group’s investment program, largely across banking and wealth platforms. Impairment charges were $60 million or 15% lower compared to First Half 2018. Asset quality remained sound, with stressed exposures as a percentage of total committed exposures at 1.10%, up 1 basis point compared to First Half 2018. The effective tax rate of 30.3% was lower than the First Half 2018 effective tax rate of 30.4%. The Board has determined an interim dividend of 94 cents per share, unchanged compared to the interim dividend determined for First Half 2018. The interim dividend will be fully franked. A review of the operations and results of the Group and its divisions for the half year ended 31 March 2019 is set out in Section 2 and Section 3 of this Interim Financial Results Announcement and in ‘Risk factors’, which forms part of the Directors’ Report. Further information about our financial position and financial results is included in the financial statements, which form part of the 2019 Interim Financial Report. 78 | Westpac Group 2019 Interim Financial Results Announcement

2019 Interim financial report Directors’ report Significant developments Westpac significant developments Customer remediation In First Half 2019, the Group booked an after tax cost of $617 million of provisions for estimated customer refunds, payments and associated costs. This half, the Group has undertaken steps designed to accelerate the processing of customer refunds and centralise oversight of certain remediation under the Chief Operating Officer. In First Half 2019 the major items included in the provisions were related to: • Customer refunds of ongoing advice service fees associated with the Group's salaried financial planners. These provisions add to those in prior periods and reflect an increase in the estimated proportion of instances where records of financial advice are insufficient for the purposes of the remediation; Estimated customer refunds of ongoing advice service fees charged by the Group's authorised representatives that provided financial planning services under the Magnitude and Securitor brands. The provisions have been based on an estimate of the proportion of instances where records of financial advice are insufficient for the purposes of remediation. The provision is an estimate of fees and interest that may be paid to customers along with costs of implementing the remediation; Refunds for certain consumer and business customers that had interest only loans that did not automatically switch, when required, to principal and interest home loans; and Refunds to certain business customers who were provided with business loans where they should have been provided with loans covered by the National Consumer Credit Protection Act 2009 (Cth). • • • Changes to wealth strategy On 19 March 2019, Westpac announced that it had reset its wealth strategy and would make a number of changes to its wealth business. Key changes announced by Westpac include: • realigning our major BT Financial Group businesses into the Consumer and Business divisions, with the changes to take effect from 1 April 2019; exiting the provision of personal financial advice by Westpac Group salaried financial advisers and authorised representatives; and moving to a referral model for financial advice by utilising a panel of advisers or adviser firms. • • As part of the exit of financial advice, Westpac also announced that it had entered into a sale agreement with Viridian Advisory, which will see many BT Financial Advice ongoing advice customers offered an opportunity to transfer to Viridian subject to their consent. A number of the Group's salaried financial advisers and support staff will transition to Viridian from the anticipated completion of 30 June 2019. Some authorised representatives may also move to Viridian by 30 September 2019. First strike against remuneration report On 12 December 2018 at Westpac's Annual General Meeting of shareholders, Westpac incurred a first strike against its remuneration report. A strike occurs where a company's remuneration report receives a 'no' vote of 25% or more. If Westpac receives a second strike at its 2019 Annual General Meeting, a spill resolution will be put to shareholders. If 50% or more of votes cast are in favour of that spill resolution, a spill meeting is required to be held within 90 days. At that spill meeting, certain directors will be required to stand for re-election. Financial crime In an environment of ongoing legislative reform, regulatory change and increased industry focus, Westpac continues to progress a program of work to improve its management of financial crime risks (including Anti-Money Laundering and Counter-Terrorism Financing (AML/CTF), sanctions and Anti-Bribery and Corruption). This work has included a review of our AML/CTF policies, the completeness of data feeding into our AML/CTF systems and our AML/CTF processes and controls. Westpac has been regularly updating AUSTRAC on progress and has commenced implementing a number of improvements to its AML/CTF Program, governance, policies, systems and controls together with related remediation work in respect of certain reporting practices. These efforts have related to matters such as customer on-boarding, ongoing customer due diligence, transaction monitoring and regulatory reporting (including in relation to International Funds Transfer Instructions (IFTIs), Suspicious Matter Reports and Threshold Transaction Reports). Westpac Group 2019 Interim Financial Results Announcement | 79

2019 Interim financial report Directors’ report Under Australia's AML/CTF Act, the 'sender' financial institution of an IFTI transmitted out of Australia, or the 'recipient' financial institution of an IFTI transmitted into Australia, is required to report the IFTI to AUSTRAC within ten business days of the instruction being sent or received. The Group has self-reported to AUSTRAC a failure to report a large number of IFTIs (as required under Australia's AML/CTF Act). The majority of these IFTIs concern batch instructions received by Westpac through one WIB product between 2009 and 2018 from a small number of correspondent banks for payments made predominantly to beneficiaries living in Australia in Australian dollars. Through the product, Westpac facilitates payments on behalf of clients of certain of its correspondent banks. The majority of the payments are low value, recurring and made by Government pension funds and corporates. As reported in the Group's 2018 Annual Report, the Group is continuing to work with AUSTRAC to remediate the failure to report IFTIs. AUSTRAC is investigating this matter and, over the last six months, has issued a number of detailed notices requiring the production of documents and information. Further details regarding the consequences of the failure to comply with financial crime obligations, which could include regulatory enforcement action by AUSTRAC or other regulators, including litigation resulting in fines and/or penalties, is set out in the Risk Factors section. Regulatory and political focus Royal Commission into the banking, superannuation and financial services industries On 14 December 2017, the Australian Government established a Royal Commission into potential misconduct in Australia's banks and other financial services entities. The terms of reference for the Royal Commission required it to consider (amongst other things) the conduct of banks, insurers, financial service providers, superannuation funds (not including self-managed superannuation funds) and intermediaries between borrowers and lenders, and the effectiveness of Australian regulators in addressing misconduct in financial institutions. The Royal Commission was not required to inquire into matters such as the financial stability of Australia's banks. The Royal Commission's inquiries made public instances where the Group or entities or persons associated with the Group engaged in potential misconduct or failed to meet community standards and expectations. The Royal Commission's terms of reference were broad and enabled the Royal Commission to investigate potential misconduct in a wide range of areas. The public hearings of the Royal Commission examined consumer lending practices, the provision of financial advice, business lending to small and medium enterprises, experiences with financial entities in regional and remote communities, superannuation and insurance as well as policy issues related to these matters. Westpac provided the Commission with documents and witness statements and made submissions in all rounds of the Royal Commission and participated in certain rounds of public hearings. The Commission's Final Report was released on 4 February 2019 and contained 76 express recommendations, 51 of which will likely require action by Westpac. The recommendations are broadly aimed at protecting consumers against misconduct, providing adequate redress and addressing asymmetries of power and information between financial services entities and their customers. Implementation of the recommendations is likely to have a significant impact on banking and financial services entities and their regulators. Some of the most significant recommendations include those concerning the regulation of mortgage brokers, introducing a broader definition of 'small business' in the Banking Code of Practice so that the code will apply to more small businesses, the prohibition of unsolicited sales of insurance and superannuation products and removal of grandfathered commissions for financial advisers. Westpac has implemented or is currently in the process of implementing a number of those recommendations which require action by financial services participants. The remainder will require legislated reform or further consideration, action or guidance from Government or regulators. Since the release of the Final Report the Government stated it will take action on all of the recommendations contained within it. It has to date acted on a number of those recommendations including passing legislation concerning penalties applicable to superannuation fund trustees and directors for breach of their duties and has announced policy and legislative change proposals. Following the 2019 Federal election, the elected Government is expected to have a significant program of work to complete in order to implement the Final Report recommendations. In addition, civil claims have been brought against financial institutions in relation to certain matters considered during the Royal Commission, and Commissioner Hayne has referred several cases of misconduct to the financial regulators. APRA self-assessment On 1 May 2018, in the context of the publication of the final report in relation to the prudential inquiry into the Commonwealth Bank of Australia, APRA indicated that all regulated financial institutions would benefit from conducting a self-assessment into their frameworks and practices in relation to governance, culture and accountability. For large financial institutions such as Westpac, APRA noted it would be seeking written assessments in relation to these matters that have been reviewed and endorsed by their Board. Westpac completed its self-assessment and submitted the report to APRA on 29 November 2018. Westpac has developed its action plan and is having ongoing discussions with APRA in relation to implementation of the recommendations from the assessment. 80 | Westpac Group 2019 Interim Financial Results Announcement

2019 Interim financial report Directors’ report Banking Fairness Fund On 25 February 2019, the Australian Labor Party announced that, if elected at the 2019 Federal election, it will establish a Banking Fairness Fund. The proposal will require the nine biggest banks in Australia to contribute $160 million per year over 4 years, proportionally by market capitalisation. The aim of the fund is to support community services including organisations which provide assistance to victims of banking misconduct, and would increase the number of government-funded financial counsellors from 500 to 1,000. Regulatory reviews and inquiries Residential mortgage lending - reviews by and engagement with regulators In recent years, regulators have focused on aspects of residential mortgage lending standards across the industry. APRA has been looking at, and speaking publicly about, the broader issue of bank serviceability standards pertaining to residential mortgage lending. Westpac has continued to engage APRA on its progress in strengthening controls in residential mortgage lending and enhancements to its residential mortgage risk management framework, including oversight, operating systems and controls, and assurance. ASIC continues to focus on interest only mortgage origination and high risk customer groups (such as customers with reverse mortgages). On 14 February 2019 ASIC released a consultation paper to update its guidance on responsible lending. The paper seeks to review and update the guidance contained in Regulatory Guide RG 209 Credit licensing: Responsible lending conduct, and will consider whether the guidance remains effective and identify changes and additions to the guidance that may assist holders of Australian credit licences to better understand ASIC's expectations. ASIC has also reviewed public statements by some banks (including Westpac) about interest rate changes, following the introduction of APRA's macro-prudential limits for ADIs in respect of interest only lending flows. Westpac is working with ASIC on its reviews in these areas. ACCC residential mortgage products price inquiry The ACCC undertook a specific inquiry into the pricing of residential mortgages by those banks affected by the Bank Levy (including Westpac), which included monitoring the extent to which the Bank Levy was passed on to customers. The final report was published in December 2018, and made a number of findings about the pricing of residential mortgages, including that: • the banks the subject of the inquiry did not change residential mortgage prices specifically to recover the costs of the Bank Levy; the current nature of discretionary mortgage pricing causes inefficiency and stifles price competition; on average, new borrowers pay lower interest rates than existing borrowers; and a borrower's willingness to negotiate with lenders is an important factor in the pricing of their residential mortgages. • • • AFCA look back review On 4 February 2019, the Australian Government announced that, in response to the recommendations contained in the Royal Commission's Final Report, it will expand the remit of AFCA for 12 months so that it can consider customer claims dating back to 1 January 2008 and award compensation where appropriate. AFCA has a broader jurisdiction than previous dispute resolution bodies which it has replaced and the current impact of this reform on Westpac, if any, is currently uncertain. Increased regulatory powers and oversight Banking Executive Accountability Regime On 1 July 2018 the Banking Executive Accountability Regime (BEAR), which applies to large ADIs such as Westpac, came into effect. The Government's stated intention of BEAR was to introduce a strengthened responsibility and accountability framework for the most senior and influential directors and executives in ADI groups (referred to as 'accountable persons' under BEAR). Westpac implemented BEAR, including filing all required documents with APRA, by the required date of 1 July 2018. The Royal Commission's Final Report included some key recommendations in relation to BEAR, including the joint administration of BEAR by ASIC and APRA and the extension of BEAR to all APRA regulated financial services institutions. These recommendations have not required any action from Westpac at this stage, however Westpac will continue to monitor the government and regulatory response to these recommendations. Westpac Group 2019 Interim Financial Results Announcement | 81

2019 Interim financial report Directors’ report Australian Securities and Investments Commission (ASIC) Enforcement Review Taskforce On 19 October 2016, the Australian Government announced that the ASIC Enforcement Review Taskforce (Taskforce) would conduct a review into the suitability of ASIC's existing regulatory tools (including the penalties available) and whether they need to be strengthened. The Taskforce completed its report in December 2017 and made 50 recommendations to the Australian Government. Progress has been made in implementing these recommendations, including: • ASIC releasing a report on 25 September 2018 on the breach reporting processes of 12 financial services groups, including Westpac; the Australian Parliament passing the Treasury Laws Amendment (Strengthening Corporate and Financial Sector Penalties) Act 2019 (Cth), expanding ASIC's powers in respect of corporate and financial services misconduct, including the criminal and civil penalties which apply. The legislation is further discussed below; and the Australian Government announcing an increase in ASIC's funding to introduce a close and continuous monitoring program, in which ASIC embeds staff within the institutions which it supervises, which is further discussed below. • • Enhanced penalties for corporate and financial sector misconduct On 12 March 2019, the Treasury Laws Amendment (Strengthening Corporate and Financial Sector Penalties) Act 2019 (Cth) received royal assent. The Act strengthens penalties for corporate and financial sector misconduct consistent with the ASIC Enforcement Review Taskforce recommendations. The Government's previous draft bill was amended by the Senate when passing the legislation to increase the maximum criminal penalties for individuals from the originally proposed 10 years to 15 years, and to increase the cap on certain civil penalties for corporations from the originally proposed $210 million to $525 million. Key aspects of the Act are to: • update the penalties for certain criminal offences in legislation administered by ASIC, including tripling the maximum imprisonment penalties for certain criminal offences (from 5 to 15 years), introducing a formula to calculate financial penalties for contraventions of civil penalty provisions by individuals and companies, and removing imprisonment as a penalty but increasing the financial penalties for all strict and absolute liability offences; introduce ordinary criminal offences that sit alongside strict and absolute liability offences; introduce the ability for Courts to make relinquishment orders for civil penalty provision contraventions; expand the civil penalty regime by making a wider range of offences subject to civil penalties, such as failures by Australian financial services licensees to act efficiently, fairly and honestly, and failures to report significant breaches within 10 days of becoming aware of the breach or likely breach; expand the infringement notice regime; introduce a new test that applies to all dishonesty offences under the Corporations Act 2001 (Cth); and ensure the Courts prioritise compensating victims over ordering the payment of financial penalties. • • • • • • ASIC's close and continuous monitoring program On 4 September 2018, ASIC announced a new supervisory approach in which ASIC officers will be embedded in major financial institutions, including Westpac. The stated goal of the program is to actively limit future financial harm to consumers, investors and markets and to catalyse positive, consumer oriented, behavioural change. To date, the model adopted by ASIC is for officers to make extended onsite visits to major financial institutions. ASIC's program is examining culture and processes in major financial institutions through three streams: Breach Reporting, Corporate Governance and Internal Dispute Resolution. ASIC was onsite at Westpac examining Breach Reporting from 18 February to 12 April 2019. Westpac has responded to a number of notices from ASIC in connection with the program. Product design and distribution obligations and product intervention power On 5 April 2019, the Treasury Laws Amendment (Design and Distribution Obligations and Product Intervention Powers) Act 2019 (Cth) received royal assent. The Act amends the Corporations Act 2001 (Cth) and the National Consumer Credit Protection Act 2009 (Cth) and grants ASIC a product intervention power and introduces a new 'principles-based' product design and distribution obligation on issuers and distributors. 82 | Westpac Group 2019 Interim Financial Results Announcement

2019 Interim financial report Directors’ report Regulatory enforcement approach On 16 April 2019, APRA released its Enforcement Approach with immediate effect. The new Enforcement Approach follows the results of its Enforcement Review, released on the same day. The Enforcement Review made seven recommendations which were designed to help APRA better leverage its enforcement powers to achieve prudential outcomes. In response to the Enforcement Review, APRA stated it would implement all recommendations including increasing APRA's enforcement appetite from a "last resort" to a "constructively tough" approach. The new enforcement approach is endorsed by the APRA Board and sets out how it will use its enforcement powers to prevent and address serious prudential risks, and to hold entities and individuals to account. APRA's approach states that it may do this well before the risks (whether financial, operational or behavioural) present an immediate threat to financial viability. Further, where entities or individuals are failing to meet prudential obligations, APRA will act quickly and forcefully, and will be willing to set public examples to deter unacceptable practices from occurring in the future. On 26 February 2019, the ACCC signalled a stronger enforcement stance in its annual Compliance and Enforcement Policy refresh. The ACCC's competition enforcement approach and objectives are supported by increased budget support from the Government announced at the end of 2018. In October 2018, ASIC committed to accelerating enforcement activities, conducting more civil and criminal enforcement actions against large financial institutions and adopting a 'why not litigate?' enforcement stance. Following the release of the Royal Commission's Final Report, ASIC also determined to establish a separate Office of Enforcement within ASIC, which is expected to be completed in 2019. General regulatory changes affecting our business Banking Code of Practice On 31 July 2018, ASIC approved the Banking Code of Practice with an implementation date of 1 July 2019 for each bank that has adopted the Code (including Westpac). The new code replaces the previous version, the Code of Banking Practice 2013, and introduces a range of new measures to make banking products easier to understand and more customer focused. The Code sets out the standards of practice and service in the Australian banking industry for individual and small business customers, and their guarantors. The new Code introduces a range of new measures including abolishment of fees and commission on lenders mortgage insurance, a commitment to take extra care with vulnerable customers and train staff to help, simplified loan contracts for small business written in plain English and that are easier to understand, better protection for guarantors and stronger enforcement of the Code. The Code will be further updated with key amendments in response to the recommendations contained in the Royal Commission's Final Report, which recommended changes in relation to the protection of small businesses and having a greater focus on customers in remote areas and those with limited English. These changes include banning informal overdrafts on basic accounts without prior express agreement with the customer, abolishing dishonour fees on basic bank accounts and following AUSTRAC's guidance on the identification and verification of persons of Aboriginal or Torres Strait Islander heritage. Open banking regime On 21 December 2018, the Australian Treasury released a revised timetable for the introduction of open banking. The timetable for the big four Australian banks (including Westpac) is now as follows: • from 1 July 2019, product data for credit cards, debit cards, deposit accounts and transaction accounts will be made available; from 1 July 2019, the ACCC and CSIRO's Data 61 will launch a pilot program with the big four Australian banks to test the performance, reliability and security of the open banking system; by no later than February 2020, consumer, account and transaction data for credit and debit cards, deposit accounts and transaction accounts will be made available; from February 2020, product data for mortgages, and consumer, account and transaction data for mortgage accounts will be made available; and from July 2020, product data for personal loan and other accounts, and consumer, account and transaction data for personal loan and other accounts will be made available. • • • • Westpac Group 2019 Interim Financial Results Announcement | 83

2019 Interim financial report Directors’ report Also on 21 December 2018, the Australian Treasury released a Privacy Impact Assessment on the privacy risks associated with implementing a consumer data right together with risk mitigation strategies. On the same date the ACCC released the Consumer Data Right Rules Outline setting out proposed draft rules for the regime. On 13 February 2019, the Treasury Laws Amendment (Consumer Data Right) Bill 2019 was introduced into the House of Representatives that will amend the Competition and Consumer Act 2010 (Cth), the Privacy Act 1988 (Cth) and the Australian Information Commissioner Act 2010 (Cth) to introduce a consumer data right. The bill was referred to the Senate Economics Legislation Committee which reported on it on 21 March 2019, and recommended the passage of the bill without amendment. Given the bill was not passed prior to the Federal Election being called, there is a possibility that amendments will be made to it in the future. On 29 March 2019, the ACCC published an exposure draft of the Competition and Consumer (Consumer Data) Rules 2019 for consultation. Comprehensive Credit Reporting (CCR) On 28 March 2018, the National Consumer Credit Protection Amendment (Mandatory Comprehensive Credit Reporting) Bill 2018 (Cth) was introduced into Parliament. While the bill remains in the Senate, if passed in its current form, the bill will mandate the provision of CCR data to credit reporting bodies. Westpac is committed to the use of CCR to support our principles of responsible lending, and as such we voluntarily supplied 55% of our consumer credit accounts on 17 September 2018. Westpac will supply the residual 45% of consumer credit accounts following completion of successful data testing protocols by 17 September 2019. To support our implementation, Westpac is now a signatory of the Principles of Reciprocity and Data Exchange, which provides governance and most importantly key consumer data protection protocols within the CCR data sharing environment. Litigation ASIC's responsible lending litigation against Westpac On 1 March 2017, ASIC commenced Federal Court proceedings against Westpac in relation to certain home loans entered into between December 2011 and March 2015, which were automatically approved by Westpac's systems as part of broader processes. On 4 September 2018, Westpac and ASIC agreed to settle the proceedings on the basis of a proposed $35 million penalty and declarations that Westpac contravened the National Consumer Credit Protection Act 2009 (Cth). The proposed settlement was subject to Court approval. However, on 13 November 2018, the Court did not approve the proposed settlement. Accordingly, the proceedings remain on foot. The trial is scheduled for May 2019. Outbound scaled advice division proceedings On 22 December 2016, ASIC commenced Federal Court proceedings against BT Funds Management Limited (BTFM) and Westpac Securities Administration Limited (WSAL) in relation to a number of superannuation account consolidation campaigns conducted between 2013 and 2016. ASIC has alleged that in the course of some of these campaigns, customers were provided with personal advice in contravention of a number of Corporations Act 2001 (Cth) provisions. ASIC has selected 15 specific customers as the focus of their claim. Judgment was handed down on 21 December 2018. The Court found that no personal advice had been provided and that BTFM and WSAL did not contravene the relevant personal advice provisions. The Court also found that BTFM and WSAL had each contravened section 912A(1)(a) of the Corporations Act insofar as they had failed to do all things necessary to ensure that financial services were provided efficiently, honestly and fairly through the adoption of the relevant training and coaching frameworks used in certain superannuation consolidation campaigns. In February 2019, ASIC filed an appeal. Westpac has cross-appealed the section 912A(1)(a) finding. The appeal is expected to be heard later this year. ASIC's proceedings against Westpac for poor financial advice by a financial planner On 14 June 2018, ASIC commenced proceedings in the Federal Court against Westpac in relation to alleged poor financial advice provided by a former financial planner, Mr Sudhir Sinha. Mr Sinha was dismissed by Westpac in November 2014 and subsequently banned by ASIC. Westpac has proactively initiated remediation to identify and compensate affected customers and has completed remediation activities. ASIC's proceedings relate to advice provided by Mr Sinha in respect of four specific customer files. The matter was heard by the Court on 15 April 2019 and judgment has been reserved. 84 | Westpac Group 2019 Interim Financial Results Announcement

2019 Interim financial report Directors’ report Class action against Westpac Banking Corporation and Westpac Life Insurance Services Limited On 12 October 2017, a class action was filed in the Federal Court of Australia on behalf of customers who, since February 2011, obtained insurance issued by Westpac Life Insurance Services Limited (WLIS) on the recommendation of financial advisers employed within the Westpac Group. The plaintiffs have alleged that aspects of the financial advice provided by those advisers breached fiduciary and statutory duties owed to the advisers' clients, including the duty to act in the best interests of the client, and that WLIS was knowingly involved in those alleged breaches. Westpac and WLIS are defending the proceedings. These proceedings are currently stayed by order of the Court, pending the outcome of an appeal concerning a procedural issue unrelated to the substantive claims made in the class action. BBSW proceedings Following ASIC's investigations into the interbank short-term money market and its impact on the setting of the bank bill swap reference rate (BBSW), on 5 April 2016, ASIC commenced civil proceedings against Westpac in the Federal Court of Australia, alleging certain misconduct, including market manipulation and unconscionable conduct. The conduct that was the subject of the proceedings was alleged to have occurred between 6 April 2010 and 6 June 2012. ASIC sought declarations from the Court that Westpac breached various provisions of the Corporations Act 2001 (Cth) and the Australian Securities and Investments Commission Act 2001 (Cth), pecuniary penalties of unspecified amounts and orders requiring Westpac to implement a comprehensive compliance program for persons involved in Westpac's trading in the relevant market. The proceedings were heard in late 2017. On 24 May 2018, Justice Beach found that Westpac had not engaged in market manipulation or misleading or deceptive conduct under the Corporations Act 2001 (Cth). His Honour also found that there was no 'trading practice' of manipulating the BBSW rate. However, the Court found that Westpac engaged in unconscionable conduct on 4 occasions and that Westpac breached its supervisory duty. On 9 November 2018, the Court ordered Westpac to pay a penalty of $3.3 million, and have an independent expert review particular aspects of Westpac's compliance arrangements. Westpac's liability for a proportion of ASIC's costs will be determined in the coming months. In August 2016, a class action was filed in the United States District Court for the Southern District of New York against Westpac and large number of Australian and international banks alleging misconduct in relation to the bank bill swap reference rate. In April 2019, an amended claim was filed by the Plaintiffs. Westpac is defending the proceedings. Responsible lending class action On 21 February 2019, a class action against Westpac was filed in the Federal Court of Australia. The Court documents provide limited details, however, the claims appear to allege that Westpac did not comply with its responsible lending obligations and entered into certain home loans that it should otherwise have assessed as unsuitable. The allegations include that Westpac failed to properly verify customer expenses for the period from 1 January 2011 onwards, and did not properly assess repayments for interest only loans for the period from 1 January 2011 to August 2015. Westpac is defending the proceedings. Regulatory capital transactions Issue of Westpac Capital Notes 6 On 18 December 2018, Westpac issued approximately $1.42 billion of securities known as Westpac Capital Notes 6 which qualify as Additional Tier 1 capital under APRA's capital adequacy framework. Transfer and redemption of Westpac Capital Notes On 18 December 2018, approximately $722 million of Westpac Capital Notes were transferred to the Westpac Capital Notes nominated party for $100 each pursuant to the Westpac Capital Notes 6 reinvestment offer. Those Westpac Capital Notes were subsequently redeemed by Westpac. On 8 March 2019, being the optional redemption/transfer date of the Westpac Capital Notes, the remaining $662 million of Westpac Capital Notes were transferred to the Westpac Capital Notes nominated party for $100 each. Those Westpac Capital Notes were subsequently redeemed by Westpac. Adoption of new accounting standards Adoption of AASB 9 and AASB 15 The Group adopted the classification and measurement, and impairment requirements of AASB 9: Financial Instruments (AASB 9) on 1 October 2018. AASB 9 includes a forward looking 'expected credit loss' impairment model, revised classification and measurement model and modifies the approach to hedge accounting. Westpac Group 2019 Interim Financial Results Announcement | 85

2019 Interim financial report Directors’ report The adoption of AASB 9 reduced retained earnings at 1 October 2018 by $722 million (net of tax) primarily due to the increase in impairment provisions under the new standard. The Group adopted AASB 15: Revenue from Contracts with Customers (AASB 15) on 1 October 2018. AASB 15 provides a systematic approach to revenue recognition by introducing a five-step model governing revenue measurement and recognition. The adoption of AASB 15 reduced retained earnings at 1 October 2018 by $5 million (net of tax). Further details of the changes from the adoption of AASB 9 and AASB 15 as well as details of accounting standards that have been issued but are not yet effective for the Group are included in Note 1 in the 2019 Interim Financial Report. APRA regulatory changes and other changes affecting capital APRA's proposed changes to capital standards On 19 July 2017, APRA released an Information Paper titled 'Strengthening Banking System Resilience - Establishing Unquestionably Strong Capital Ratios'. In its release, APRA concluded that the four major Australian banks, including Westpac, need to have a CET1 ratio of at least 10.5%, as measured under the existing capital framework, to be considered "unquestionably strong." Banks are expected to meet this new benchmark by 1 January 2020. APRA has indicated that it expects to finalise the suite of prudential standards to give effect to "unquestionably strong" in 2020-21, with the revised prudential standards likely to come into effect from 2022, consistent with the international timetable. APRA has commenced consultation and has issued the following discussion papers: • 'Revision to the Capital Framework for Authorised Deposit-Taking Institutions'. The discussion paper included proposed revisions to the capital framework as well as other changes to better align the framework to risks, including in relation to home lending. APRA has not yet determined the timeframe for proceeding with domestic implementation of changes to market risk standards. 'Leverage Ratio Requirements for Authorised Deposit-Taking Institutions'. APRA has released draft prudential and reporting standards. These papers propose to impose a minimum leverage ratio requirement of 3.5% for ADIs that use the internal ratings-based approach to determine capital adequacy. APRA is proposing that the minimum leverage ratio requirement will come into effect from 1 January 2022, compared to the original proposed implementation date of 1 July 2019. 'Improving the transparency, comparability and flexibility of the ADI capital framework'. The discussion paper outlines the options APRA is considering for the presentation of capital ratios, minimum capital requirements and capital instrument triggers. • • APRA has announced that its revisions to the capital framework are not intended to necessitate further capital increases for the industry above the 10.5% benchmark. However, given the proposals include higher risk weights for certain mortgage products, such as interest only loans and loans for investment purposes, the impact on individual banks may vary. The proposals are currently under consultation and final details remain unclear, and it is therefore too soon to determine the impact on Westpac. Further details of Westpac's other regulatory disclosures required in accordance with prudential standard APS 330 can be accessed at https://www.westpac.com.au/about-westpac/investor-centre/financial-information/regulatory-disclosures/. Resolution planning including additional loss absorbing capacity and APRA's crisis management powers In response to the Financial System Inquiry recommendations, the Australian Government agreed to further reforms regarding crisis management and establishing a framework for minimum loss-absorbing and recapitalisation capacity. On 8 November 2018, APRA commenced consultation on a requirement for ADIs to maintain additional loss absorbency for resolution and released a discussion paper entitled "Increasing the loss-absorbing capacity of ADIs to support orderly resolution". The discussion paper proposed that the four Australian major banks (including Westpac) increase their Total Capital requirements by four to five percentage points of risk weighted assets under the current capital adequacy framework by 2023. Under this proposal, APRA noted that it anticipates that the bulk of additional capital raised would be in the form of Tier 2 Capital. In a speech given by Pat Brennan, Executive General Manager, Policy and Advice Division, on 19 March 2019, APRA acknowledged that its proposals remain under consultation and that APRA is "thinking through options and gathering additional information."Given that the proposals are not expected to be finalised until later in 2019, the final outcome for Westpac remains unclear. APRA also intends to consult on a framework for recovery and resolution later in 2019, which will include further details on resolution planning. 86 | Westpac Group 2019 Interim Financial Results Announcement

2019 Interim financial report Directors’ report APRA Prudential Standard APS 222: Associations with Related Entities On 2 July 2018, APRA released a Discussion Paper and consultation draft in relation to prudential standard APS 222: Associations with Related Entities. The Discussion Paper proposes changes to the requirements for ADIs in managing their risks from associations with related parties. The proposals are at consultation stage and final details remain unclear. It is expected that once finalised, the framework will be implemented from 1 January 2020. APRA Prudential Standard CPS 234: Information Security Management On 7 November 2018, APRA released the new cross-industry prudential standard CPS 234: Information Security Management. The compliance date for this standard is 1 July 2019. APRA announced that the proposed standard is aimed at improving the ability of APRA-regulated entities to detect cyber adversaries and respond swiftly and effectively in the event of a breach. Westpac continues to enhance its systems and processes to further mitigate cybersecurity risks. International developments affecting Westpac Brexit On 29 March 2017, the Prime Minister of the United Kingdom (UK) notified the European Council in accordance with Article 50 of the Treaty on European Union of the UK's intention to withdraw from the European Union (EU), triggering a two year period for the negotiation of the UK's withdrawal from the EU. While the negotiation period has been extended, there continues to be uncertainty on the timing and process for the UK's withdrawal. As Westpac's business and operations are based predominantly in Australia and New Zealand, the direct impact of the UK's departure from the EU is unlikely to be material to Westpac. However, it remains difficult to predict the impact that Brexit may have on financial markets, the global economy and the global financial services industry. Westpac has contingency planning in place and has been active in dialogue with affected customers. OTC derivatives reform International regulatory reforms relating to over-the-counter (OTC) derivatives continue to be implemented across the globe, with a current focus on initial margin and risk mitigation practices for non-centrally cleared derivatives. Global initial margin requirements commenced on 1 September 2016. These requirements are being introduced in phases until 1 September 2020 and work is underway within Westpac to meet a proposed September 2019 compliance date. New Zealand RBNZ - Revised Outsourcing Policy On 19 September 2017, the RBNZ advised WNZL of changes to its conditions of registration that will give effect to the RBNZ's revised Outsourcing Policy (BS11) (Revised Outsourcing Policy). Both the changes to the conditions of registration and the Revised Outsourcing Policy came into effect on 1 October 2017 for all new outsourcing arrangements. The Revised Outsourcing Policy sets out requirements that banks need to meet when outsourcing particular functions and services, especially if the service provider is a related party of the bank. WNZL must fully comply with the requirement to maintain a compendium of outsourcing arrangements by 30 September 2019 and must fully comply with the other aspects of the Revised Outsourcing Policy by 30 September 2022 including remediation of all outsourcing arrangements existing as at 1 October 2017. Work is underway to comply with those requirements. As a result of complying with the Revised Outsourcing Policy, the ongoing cost of operating the WNZL business will increase, in addition to the costs of implementing the changes. RBNZ Capital Review The RBNZ is undertaking a Bank Capital Adequacy Framework review on the quantum and makeup of bank capital. The RBNZ has now made "in principle" decisions on the risk weighted assets framework, including the introduction of dual reporting, a standardised methodology for operational risk, and capital floors to internal rating models. On 14 December 2018, the RBNZ released a consultation paper to seek the public's view on a proposal to significantly increase the level of regulatory capital in the New Zealand system. In the paper, the RBNZ proposed to set a Tier 1 capital requirement equal to 16% of risk weighted assets for banks deemed systemically important, such as WNZL. The proposal of a Tier 1 ratio of 6% of risk weighted assets as a regulatory minimum is unchanged, and of this no more than 1.5% or risk weighted assets can be contributed by Additional Tier 1 capital or redeemable preference shares. The RBNZ have proposed a five year transition period. Westpac Group 2019 Interim Financial Results Announcement | 87

2019 Interim financial report Directors’ report The proposed changes aim to further strengthen the NZ banking system to protect the economy and depositors from bank failure. Meeting the RBNZ's proposed minimum 16% Tier 1 capital ratio would require a further estimated NZ$3.5 - 4 billion of Tier 1 capital if applied at 31 March 2019 (assuming that its existing NZ$1.5 billion Additional Tier 1 capital instrument is not eligible to meet future Tier 1 capital requirements). WNZL is already strongly capitalised with a Tier 1 capital ratio of 14.5% at 31 March 2019. The deadline for submissions has been extended to 17 May 2019. Reform of the regulation of financial advice In July 2016, the New Zealand Government announced plans for changes to the regime regulating financial advice. The new regime is set out in the Financial Services Legislation Amendment Act 2019 which received Royal Assent on 8 April 2019. A Code of Conduct is expected to be approved in Q2 2019. There will be a 9 month period from the Code's approval to initial implementation of the new regime, after which a 2-year safe harbour for competency requirements will apply. Full implementation of the regime is expected in Quarter 1 or Quarter 2 2022. RBNZ - Review under section 95 of the Reserve Bank of New Zealand Act 1989 On 15 November 2017, the RBNZ advised WNZL of changes to its conditions of registration resulting from a review of its compliance with advanced internal rating based aspects of the RBNZ's 'Capital Adequacy Framework (Internal Models Based Approach)’. The changes to WNZL's conditions of registration came into effect on 31 December 2017 and increase the minimum Total Capital ratio, Tier 1 Capital ratio and Common Equity Tier 1 Capital ratio of WNZL and its controlled entities by 2%. WNZL has also undertaken to the RBNZ to maintain the Total Capital ratio of WNZL and its controlled entities above 15.1%. WNZL and its controlled entities retain an appropriate amount of capital to comply with the increased minimum ratios. The RBNZ requires WNZL to sufficiently address non-compliance issues by 30 June 2019. A remediation plan has been provided to the RBNZ. WNZL is providing regular progress updates to the RBNZ. Review of the Reserve Bank of New Zealand Act In November 2017, the New Zealand Government announced it will undertake a review of the Reserve Bank of New Zealand Act 1989 (Act) (RBNZ Review). The RBNZ Review aims to ensure the RBNZ's monetary and financial policy framework still provides the most efficient and effective model for New Zealand. The RBNZ Review will consist of two phases. Phase 1 focuses on whether the RBNZ's decision-making process for monetary policy is robust, and the legislation for the recommended Phase 1 related changes to New Zealand's monetary policy framework received royal assent on 20 December 2018, and came into force on 1 April 2019. The terms of reference for Phase 2 were released in June 2018 and will consider the overarching objectives of the RBNZ's institutional governance and decision-making, the macro-prudential framework, the current prudential supervision model, trans-Tasman coordination, supervision and enforcement and resolution and crisis management. The first consultation on Phase 2 closed in January 2019 and considered the overarching objectives of the RBNZ, the RBNZ's governance and decision-making arrangements, prudential supervision and crisis management. Two further subsequent Phase 2 consultations are planned. These will cover the detailed policy options developed following the first consultation and the remaining terms of reference topics. At this stage, the first of these subsequent consultations is expected to commence in the first half of 2019 with the final consultation expected later in 2019. Residential Mortgage Bond Collateral Standard Review On 17 December 2017, the RBNZ published an issues paper proposing an enhanced mortgage bond standard aimed at supporting confidence and liquidity in the financial system. Following industry engagement to develop a new mortgage bond standard, the RBNZ released a consultation paper on the policy standard in November 2018. The consultation closed in March 2019 and final decisions on the new mortgage bond standard are awaited. A five-year transition to full implementation is proposed. RBNZ/FMA - Financial Services Conduct & Culture Review In May 2018, the RBNZ and FMA commenced a review in respect of New Zealand's 10 major banks & 15 life insurers, including WNZL and Westpac Life-NZ-Limited, to explain why conduct issues highlighted by the Australian Royal Commission are not present in New Zealand. WNZL and Westpac Life provided the regulators with information in relation to this review. An industry thematic review report for the banks was released on 5 November 2018. The report identified no widespread instances of misconduct and notes that each bank will be required to provide regulators with a plan by the end of March 2019 to address the issues identified in the report and in the individualised letters that were received by the banks in November 2018. The industry thematic review report into life insurers, including Westpac-Life-NZ-Limited, was released on 29 January 2019. The report identified extensive weaknesses in life insurers' systems and controls, governance and management of conduct risks. Each insurer is required to provide regulators with a plan by the end of June 2019 to address the issues identified in the report and in individualised letters that were received by the insurers in February 2019. 88 | Westpac Group 2019 Interim Financial Results Announcement

2019 Interim financial report Directors’ report Conduct of Financial Institutions Review Following the developments and findings of the Financial Services Conduct & Culture Review and the Australian Royal Commission, the Ministry of Business, Innovation & Employment (MBIE) published an options paper on 27 April 2019 which considers how the conduct of financial institutions could be better regulated. The options outlined in the paper include the introduction of overarching duties to govern the conduct of financial institutions, senior management and director accountability for breach of duties, a legal duty regarding the handling of insurance claims, measures to address conflicted remuneration and product suitability measures. The paper also outlines a range of enforcement measures. Submissions on the paper are due on 7 June 2019, with the intention of introducing legislation to Parliament by the end of 2019. Insurance Contracts Law Review On 27 April 2019, the MBIE released an options paper as part of its insurance contract law review with the aim of making insurance contracts fairer and clearer. The options outlined in the paper relate to information disclosure to insurers (and remedies available for non-disclosure), removal of insurance-specific exemptions to unfair contract terms of the Fair Trading Act 1986 and measures to enable insurers to understand and compare policies. Submissions on the paper are due on 28 June 2019, with the intention of introducing legislation to Parliament by mid-2019. Westpac Group 2019 Interim Financial Results Announcement | 89

2019 Interim financial report Directors’ report Risk factors Our business is subject to risks that can adversely impact our financial performance, financial condition and future performance. If any of the following risks occur, our business, prospects, reputation, financial performance or financial condition could be materially adversely affected, with the result that the trading price of our securities could decline and as a security holder you could lose all, or part, of your investment. You should carefully consider the risks described and the other information in this Results Announcement and in our 2018 Annual Report before investing in our securities. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently deem to be immaterial, may also become important factors that affect us. Risks relating to our business Our businesses are highly regulated and we have been and could be adversely affected by changes in laws, regulations or regulatory policy As a financial institution, we are subject to detailed laws and regulations in each of the jurisdictions in which we operate or obtain funding, including Australia, New Zealand, the United Kingdom, the United States and various jurisdictions in Asia and the Pacific. We are also supervised by a number of different regulatory and supervisory authorities which have broad administrative powers over our businesses. The Group's business, prospects, reputation, financial performance and financial condition could all be affected by changes to law and regulation, changes to policies and changes in the supervisory activities and expectations of our regulators. The Group is currently operating in an environment where there is increased scrutiny of the financial services sector. This has, in turn, led to increased scrutiny of financial services providers by regulators. In this environment, the Group faces increasing supervision and regulation in the jurisdictions in which we operate or obtain funding. This environment has also served to increase the pace and scope of regulatory change. Regulatory change could directly and adversely affect the Group’s financial condition and financial position. In recent years, new laws have required Westpac to maintain increased levels of liquidity and hold higher levels of, and better quality, capital and funding. Regulatory change may continue in this area. Regulation also affects the way we operate our business. New regulation could require us to change our existing business models (including by imposing restrictions on the types of businesses we can conduct) or amend our corporate structure. The competitive landscape may also be altered by new laws. For example, the phasing in of Open Banking could change the competitive landscape for banks and financial services providers in Australia. Recently, policy makers and regulators have developed and implemented a range of regulations that affect how we provide products and services to our customers. New laws have been introduced that further regulate our ability to provide products and services to certain customers and that require us to alter our product and service offerings. Our ability to set prices for certain products and services may also be impacted by future regulation. Regulatory change of this type could adversely affect one or more of our businesses, restrict our flexibility, require us to incur substantial costs and could impact the profitability of one or more of our business lines. Any such costs or restrictions could adversely affect our business, prospects, financial performance or financial condition. There are numerous sources of regulatory change that could affect our business. In some cases, changes to regulation are driven by international bodies, such as the Basel Committee on Banking Supervision (BCBS). Regulatory change may also flow from reviews and inquiries commissioned by Governments or regulators. These reviews and commissions of inquiry may lead to, and in some cases already have led to, substantial regulatory change or investigations, which could have a material impact on our business, prospects, reputation, financial performance or financial condition. It is also possible that governments or regulators in jurisdictions in which we operate or obtain funding might revise their application of existing regulatory policies that apply to, or impact, our business (including by instituting macro-prudential limits on lending). Regulators or governments may take this action for a variety of reasons, including for reasons relating to national interest and/or systemic stability. Regulatory changes and the timing of their introduction continue to evolve and we manage our businesses in the context of regulatory uncertainty and complexity. The nature and impact of future changes are not predictable and are beyond our control. Regulatory compliance and the management of regulatory change are an important part of our planning processes. We expect that we will continue to invest significantly in compliance and the management and implementation of regulatory change and, at the same time, significant management attention and resources will be required to update existing, or implement new, processes to comply with new regulations (such as obligations to provide certain data and information to regulators) or new interpretations of existing laws or regulations. The failure of the Group to appropriately manage and implement regulatory change, including by failing to implement effective processes to comply with new regulations, could result in the Group failing to meet a compliance obligation. Further information about the consequences of failing to meet a compliance obligation is set out in the section titled ‘Our businesses are highly regulated and we have been or could be adversely affected by failing to comply with laws, regulations or regulatory policy’ below. 90 | Westpac Group 2019 Interim Financial Results Announcement

2019 Interim financial report Directors’ report Another consideration in managing regulatory change arises when regulation is introduced in one jurisdiction that conflicts with the way it is introduced in other jurisdictions in which we operate. For further information about regulatory changes affecting the Group, refer to 'Significant developments' in this 2019 Interim Financial Report and in our 2018 Annual Report (specifically in ‘Significant Developments’ in Section 1 and the sections 'Critical accounting assumptions and estimates' and 'Future developments’ in Note 1 to the financial statements). Our businesses are highly regulated and we have been or could be adversely affected by failing to comply with laws, regulations or regulatory policy We are responsible for ensuring that we comply with all applicable legal and regulatory requirements and industry codes of practice in the jurisdictions in which we operate or obtain funding, as well as meeting our ethical standards. The Group is subject to compliance risk, which is the risk of legal or regulatory sanction or financial or reputational loss, arising from our failure to abide by the compliance obligations required of us. This risk is exacerbated by the increasing complexity and volume of domestic and global regulation. Compliance risk can also arise where we interpret our regulatory obligations, compliance requirements and rights differently to our regulators or a Court. The potential for this to occur may be heightened in the period that follows the introduction of significant changes to regulation, particularly where that new regulation is untested and/or not subject to extensive regulatory guidance. The Group employs a compliance management system which is designed to identify, assess and manage compliance risk. This system includes (amongst other things) frameworks, policies, procedures, controls and assurance oversight. While this system is currently in place, it may not always have been or continue to be effective. Breakdowns may occur in this compliance management system due, for example, to flaws in the design of controls or underlying processes. This has resulted in, and may in the future result in potential breaches of our compliance obligations, as well as poor customer outcomes. The Group also depends on its employees, contractors, agents, authorised representatives and external service providers to 'do the right thing' for it to meet its compliance obligations. If an employee, contractor or external service provider fails to act in an appropriate manner, such as by neglecting to follow a policy or by engaging in misconduct, these actions could result in poor customer outcomes and a failure by the Group to comply with its compliance obligations. The Group's failure, or suspected failure, to comply with a compliance obligation could lead to a regulator commencing surveillance or an investigation into the Group, which may, depending on the circumstances, result in the regulator taking administrative or enforcement action against us (including seeking fines or other monetary penalties). In addition, the failure or alleged failure of our competitors to comply with their compliance obligations could lead to increased regulatory scrutiny across the financial services sector. In many cases, our regulators have broad administrative and enforcement powers. For example, under the Banking Act 1959 (Cth), APRA can, in certain circumstances, investigate our affairs and/or issue a direction to us (such as a direction to comply with a prudential requirement, to conduct an audit, to remove a Director, executive officer or employee, or not to undertake transactions), disqualify an 'Accountable Person' under the Banking and Executive Accountability Regime or require us to hold additional capital. Other regulators also have the power to investigate, including looking into past conduct. The current political and regulatory environment that the Group is operating in has also seen (and may in the future see) our regulators receive new powers. Recently, legislation has been passed by the Australian Parliament that provides ASIC with a product intervention power. Under this power, ASIC can make product intervention orders that prevent issuers of financial products from engaging in certain conduct. In addition, new legislation has been passed that considerably strengthens the penalties that can be imposed for corporate and financial sector misconduct. In particular, ASIC can now commence civil penalty proceedings (and seek significant civil penalties) against an Australian Financial Services licensee (such as Westpac) for failing to do all things necessary to ensure that financial services provided under the licence are provided efficiently, honestly and fairly. Changes may also occur in the oversight approach of regulators, which could result in a regulator preferring its enforcement powers over a more consultative approach. This dynamic is already apparent, with ASIC committing to accelerating enforcement activities, conducting more civil and criminal enforcement actions against large financial institutions and adopting a ‘why not litigate?’ enforcement stance. ASIC has also introduced its ‘Close and Continuous Monitoring’ supervisory approach, which has seen ASIC staff being embedded within the institutions they supervise, including Westpac. APRA has publicly committed to a revised approach to enforcement as well, indicating that it will use enforcement where appropriate to prevent and address serious prudential risks and hold entities and individuals to account. As part of this approach, APRA has indicated that it will consider taking public enforcement action (such as issuing directions, imposing licence conditions or commencing Court proceedings) for wider deterrence purposes. In recent years, there have been significant increases in the nature and scale of regulatory investigations, enforcement actions and the quantum of fines issued by global regulators. Westpac Group 2019 Interim Financial Results Announcement | 91

2019 Interim financial report Directors’ report The provision of new powers to regulators, coupled with the increasingly active supervisory and enforcement approaches adopted by them, increases the prospect of adverse regulatory action being brought against the Group. Further, the severity and consequences of that action are now greater, given the recent expansion of penalties for corporate and financial sector misconduct. Regulatory action brought against the Group may expose the Group to an increased risk of litigation brought by third parties (including through class action proceedings). The outcome of such litigation (including class action proceedings) may be payment of compensation to third parties and/or further remediation activities. In addition, action taken in one jurisdiction may prompt similar action to be taken in another jurisdiction. Regulatory investigations, inquiries, litigation, fines, penalties, infringement notices, revocation, suspension or variation of conditions of relevant regulatory licences or other enforcement or administrative action or agreements (such as enforceable undertakings) could, either individually or in aggregate with other regulatory action, adversely affect our business, prospects, reputation, financial performance or financial condition. For further details about regulatory matters that may affect the Group, refer to ‘Significant Developments’ in this 2019 Interim Financial Report. The failure to comply with financial crime obligations could have an adverse effect on our business and reputation The Group is subject to anti-money laundering and counter-terrorism financing (AML/CTF) laws, anti-bribery and corruption laws, economic and trade sanctions laws and tax transparency laws in the jurisdictions in which it operates. These laws can be complex and, in some circumstances, impose a diverse range of obligations. For example, AML/CTF laws require Westpac and other regulated institutions to (amongst other things) undertake customer identification and verification, conduct ongoing due diligence on customers, maintain and comply with an AML/CTF program and undertake ongoing risk assessments. AML/CTF laws also require Westpac to report certain matters and transactions to regulators (including in relation to International Funds Transfer Instructions, Threshold Transaction Reports and Suspicious Matter Reports) and ensure that certain information is not disclosed to third parties in a way that would contravene the ‘tipping off’ provisions in AML/CTF legislation. Furthermore, financial crime laws are also undergoing change in a number of jurisdictions. In recent years there has been increased focus on compliance with financial crime obligations, with regulators around the globe commencing large-scale investigations and taking enforcement action where they have identified non-compliance (often seeking significant monetary penalties). Further, due to the large volume of transactions that the Group processes, the undetected failure or the ineffective implementation or remediation of a system, policy, process or control (including in relation to a regulatory reporting obligation) could result in a significant number of breaches of AML/CTF obligations and significant monetary penalties. While the Group has systems, policies, processes and controls in place that are designed to manage its financial crime obligations (including its reporting obligations), these may not always have been or continue to be effective, with the Group currently working to address areas of control weaknesses in its financial crime management framework. If we fail to comply with these obligations it could impact the ability of financial crime regulators and law enforcement bodies to deal with and minimise financial crime, and we could face regulatory enforcement action such as litigation, significant fines, penalties and the revocation, suspension or variation of licence conditions. Non-compliance could also lead to litigation commenced by third parties (including class action proceedings) and cause reputational damage. These actions could, either individually or in aggregate, adversely affect our business, prospects, reputation, financial performance or financial condition. Reputational damage could harm our business and prospects Our ability to attract and retain customers and our prospects could be adversely affected if our reputation is damaged. Reputation risk is the risk of loss of reputation, stakeholder confidence or public trust and standing. It arises where there are differences between stakeholders' current and emerging perceptions, beliefs and expectations and our current and planned activities, processes, performance and behaviours. There are various potential sources of reputational damage. Westpac's reputation may be damaged where any of its policies, processes, practices or behaviours result in a negative outcome for a customer or a class of customers. Other potential sources of reputational damage include the failure to effectively manage risks in accordance with our risk management frameworks, failure to comply with legal and regulatory requirements, adverse findings from regulatory reviews (including Westpac-specific and industry-wide reviews), environmental, social and ethical issues, failure of information security systems, technology failures, security breaches and inadequate record keeping which may prevent Westpac from demonstrating that a past decision was appropriate at the time it was made. 92 | Westpac Group 2019 Interim Financial Results Announcement

2019 Interim financial report Directors’ report Westpac may suffer reputational damage where its conduct, practices, behaviours or business activities do not align with the evolving standards and expectations of the community, our regulators and other stakeholders. As these expectations may exceed the standard required in order to comply with the law, Westpac may incur reputational damage even where it has met its legal obligations. Our reputation could also be adversely affected by the actions of the financial services industry in general or from the actions of our competitors, customers, suppliers, joint-venture partners, strategic partners and other counterparties. Furthermore, the risk of reputational damage may be heightened by factors such as the increasing use of social media or the increasing prevalence of groups which seek to publicly challenge the Group's strategy or approach to aspects of its business. Failure, or perceived failure, to appropriately address issues that could or do give rise to reputational risk could also impact the regulatory change agenda, give rise to additional legal risk, subject us to regulatory investigations, regulatory enforcement actions, fines and penalties or litigation brought by third parties (including class actions), require us to remediate and compensate customers and incur remediation costs or harm our reputation among customers, investors and the marketplace. This could lead to loss of business which could adversely affect our business, prospects, financial performance or financial condition. The Royal Commission has led to, and may continue to lead to, regulatory enforcement activity, litigation and changes in laws, regulations or regulatory policy, and has resulted in, and may continue to result in, ongoing reputational damage to the Group, all of which has and may continue to have an adverse effect on our business and prospects The Royal Commission into Misconduct in the Banking, Superannuation and Financial Services Industry investigated (amongst other things) whether any conduct, practices, behaviours or business activities engaged in by financial services entities amounted to potential misconduct, or fell below community standards and expectations. These investigations (including the public hearings, submissions, evidence and findings of the Royal Commission) had, and may continue to have, an adverse impact on the Group's reputation and potentially the financial performance of the Group’s businesses. In addition, the Royal Commission’s findings have led to, and may continue to lead in the future to, regulators commencing investigations and/or enforcement action against financial institutions (including the Group). In this environment, there is also an increased risk of class actions or other litigation being commenced by the Group’s customers, including in relation to matters raised at the Royal Commission. For further information about this risk, refer to the section titled ‘We have and could suffer losses due to litigation (including class action proceedings)’ below. In addition, the recommendations made in the Final Report of the Commission (which was publicly released on 4 February 2019) has resulted and will, depending on how its recommendations are implemented, result in further changes to legislation, and further influence the policies and practices of our regulators. In some instances, this has already had, and may continue to have in the future, an adverse effect on our business, prospects, financial performance or financial condition. The Royal Commission has also lead to increased political or regulatory scrutiny of the financial industry in New Zealand, and may continue to do so. We have and could suffer losses due to litigation (including class action proceedings) The Group (and individual entities within the Group) may, from time to time, be involved in legal proceedings, regulatory actions or arbitration arising from the conduct of their business and the performance of their legal and regulatory obligations. Proceedings could be commenced against the Group by a range of potential plaintiffs, such as our customers, shareholders, suppliers and counterparties. These plaintiffs may commence proceedings individually or they may commence class action proceedings. In recent years, there has been an increase in the number of class action proceedings brought against financial services companies (and other organisations more broadly), many of which have resulted in significant monetary settlements. The risk of class action proceedings being commenced is heightened by findings from regulatory investigations or inquiries (such as the Royal Commission into Misconduct in the Financial Services Industry), adverse media, an adverse judgment or the settlement of proceedings brought by a regulator. Furthermore, there is a risk that class action proceedings commenced against a competitor could lead to similar class action proceedings being commenced against the Group. The growth in third party litigation funding in Australia has also contributed to a recent increase in the number of class actions being commenced in Australia. Westpac Group 2019 Interim Financial Results Announcement | 93

2019 Interim financial report Directors’ report From time to time, class action proceedings are commenced against the Group. For further information about class actions proceedings that the Group is currently involved in, refer to Note 14 in this 2019 Interim Financial Report. Litigation (including class action proceedings) may, either individually or in aggregate, adversely affect the Group's business, operations, prospects, reputation or financial condition. This risk is heightened by the recent increases in the severity of penalties for certain breaches of the law. Such matters are subject to many uncertainties (for example, the outcome may not be able to be predicted accurately). Furthermore, the Group's ability to respond to and defend litigation may be adversely affected by inadequate record keeping. Depending on the outcome of any litigation, the Group may be required to comply with broad Court orders, including enforcement orders or otherwise pay money such as damages, fines, penalties or legal costs. The Group's material contingent liabilities are described in Note 14 in this 2019 Interim Financial Report. There is a risk that these contingent liabilities may be larger than anticipated or that additional litigation or other contingent liabilities may arise, which could adversely affect our business, prospects, reputation, financial performance or financial condition. We could suffer information security risks, including cyberattacks The proliferation of new technologies, the increasing use of the internet and telecommunications to conduct financial transactions and the growing sophistication and activities of attackers (including organised crime and state-sponsored actors) have resulted in increased information security risks for major financial institutions such as Westpac and our external service providers. While Westpac has systems in place to protect against, detect and respond to cyberattacks, these systems may not always be effective and there can be no assurance that we will not suffer losses from cyberattacks or other information security breaches in the future. If a cyberattack is successful, technology systems might fail to operate properly or become disabled and it could result in the unauthorised release, gathering, monitoring, misuse, loss or destruction of confidential, proprietary and other information of the Group, its employees, customers or third parties or otherwise adversely impact network access, business operations or availability of services. In addition, as cyber threats continue to evolve, we may be required to expend significant additional resources to modify or enhance our systems or to investigate and remediate any vulnerabilities or incidents. Our operations rely on the secure processing, storage and transmission of information on our computer systems and networks, and the systems and networks of external suppliers. Although we implement measures to protect the security, integrity and confidentiality of our information, there is a risk that the computer systems, software and networks on which we rely may be subject to security breaches, unauthorised access, malicious software, external attacks or internal breaches that could have an adverse impact on our confidential information or that of our customers and counterparties. Major banks in other jurisdictions have suffered security breaches from sophisticated cyberattacks. Our external service providers or other parties that facilitate our business activities are also subject to the risk of cyberattacks. Any such security breach could result in the loss of customers and business opportunities, significant disruption to Westpac's operations, misappropriation of Westpac's confidential information and/or that of our customers and damage to Westpac's computers or systems and/or those of our customers. Such a security breach could also result in reputational damage, claims for compensation and regulatory investigations and penalties, which could adversely affect our business, prospects, financial performance or financial condition. Our risk and exposure to such threats remains heightened because of the evolving nature of technology, Westpac's prominence within the financial services industry, the prominence of our customers (including government, mining and health), increasing obligations to make data and information available to external third parties and our plans to continue to improve and expand our internet and mobile banking infrastructure. We could suffer losses due to technology failures or our inability to appropriately manage and upgrade our technology The reliability, integrity and security of our information and technology is crucial in supporting our customers' banking requirements and meeting our compliance obligations and our regulators' expectations. While the Group has a number of processes in place to provide for and monitor the availability and recovery of our systems, there is a risk that our information and technology systems might fail to operate properly or become disabled as a result of events that are wholly or partially beyond our control. If we incur a technology failure we may fail to meet a compliance obligation (such as the obligation to retain records and data for requisite periods of time), or our customers may be adversely affected. This could potentially result in reputational damage, remediation costs and a regulator commencing an investigation and/or taking administrative or enforcement action against us. 94 | Westpac Group 2019 Interim Financial Results Announcement

2019 Interim financial report Directors’ report Further, in order to continue to deliver new products and services to customers, comply with our regulatory obligations (such as obligations to report certain data and information to regulators) and meet the ongoing expectations of our regulators, we need to regularly renew and enhance our technology. We are constantly managing technology projects including projects to consolidate technology platforms, simplify and enhance our technology and operations environment, assist us to comply with legal obligations, improve productivity and provide for a better customer experience. Failure to implement these projects or manage associated change effectively could result in cost overruns, unrealised productivity, operational instability, failure to meet compliance obligations and/or reputational damage. In turn, this could place us at a competitive disadvantage and adversely affect our financial performance. Adverse credit and capital market conditions or depositor preferences may significantly affect our ability to meet funding and liquidity needs and may increase our cost of funding We rely on deposits, and credit and capital markets, to fund our business and as a source of liquidity. Our liquidity and costs of obtaining funding are related to credit and capital market conditions. Global credit and capital markets can experience periods of extreme volatility, disruption and decreased liquidity as was demonstrated during the Global Financial Crisis. While there have now been extended periods of stability in these markets, the environment remains unpredictable. The main risks we face are damage to market confidence, changes to the access and cost of funding and a slowing in global activity or other impacts on entities with whom we do business. Capital markets may also be affected by proposed changes to US repatriation tax rules. As of 31 March 2019, approximately 31% of our total funding originated from domestic and international wholesale markets. Of this, around 65% was sourced outside Australia and New Zealand. Customer deposits provide around 62% of total funding. Customer deposits held by Westpac are comprised of both term deposits which can be withdrawn after a certain period of time and at call deposits which can be withdrawn at any time. A shift in investment preferences could result in deposit withdrawals by customers which could increase our need for funding from other, potentially less stable, or more expensive, forms of funding. If market conditions deteriorate due to economic, financial, political or other reasons, there may also be a loss of confidence in bank deposits and we could experience unexpected deposit withdrawals. In this situation our funding costs may be adversely affected and our liquidity and our funding and lending activities may be constrained. If our current sources of funding prove to be insufficient, we may be forced to seek alternative financing. The availability of such alternative financing, and the terms on which it may be available, will depend on a variety of factors, including prevailing market conditions, the availability of credit, our credit ratings and credit market capacity. Even if available, these alternatives may be more expensive or on unfavourable terms, which could adversely affect our financial performance, liquidity, capital resources or financial condition. There is no assurance that we will be able to obtain adequate funding, do so at acceptable prices, or that we will be able to recover any additional costs. If Westpac is unable to source appropriate funding, we may also be forced to reduce our lending or begin selling liquid securities. Such actions may adversely impact our business, prospects, liquidity, capital resources, financial performance or financial condition. If Westpac is unable to source appropriate funding for an extended period, or if it can no longer sell liquid securities, there is a risk that Westpac will be unable to pay its debts as and when they become due and payable. Westpac enters into collateralised derivative obligations, which may require Westpac to post additional collateral based on movements in market rates, which has the potential to adversely affect Westpac's liquidity or ability to use derivative obligations to hedge its interest rate, currency and other financial instrument risks. For a more detailed description of liquidity risk, refer to 'Funding and liquidity risk' in Note 22 in our 2018 Annual Report. Sovereign risk may destabilise financial markets adversely Sovereign risk is the risk that governments will default on their debt obligations, will be unable to refinance their debts as they fall due or will nationalise parts of their economy including assets of financial institutions such as Westpac. Sovereign defaults could negatively impact the value of our holdings of high quality liquid assets. There may also be a cascading effect to other markets and countries, the consequences of which, while difficult to predict, may be similar to or worse than those experienced during the Global Financial Crisis. Such an event could destabilise global financial markets, adversely affecting our liquidity, financial performance or financial condition. Westpac Group 2019 Interim Financial Results Announcement | 95

2019 Interim financial report Directors’ report Failure to maintain credit ratings could adversely affect our cost of funds, liquidity, competitive position and access to capital markets Credit ratings are independent opinions on our creditworthiness. Our credit ratings can affect the cost and availability of our funding from capital markets and other funding sources and they may be important to customers or counterparties when evaluating our products and services. Therefore, maintaining high credit ratings is important. The credit ratings assigned to us by rating agencies are based on an evaluation of a number of factors, including our financial strength, the quality of our governance, structural considerations regarding the Australian financial system and the credit rating of the Australian Government. A credit rating downgrade could be driven by a downgrade of the Australian Government, the occurrence of one or more of the other risks identified in this section or by other events including changes to the methodologies used by the rating agencies to determine ratings. A downgrade or series of downgrades to our credit ratings could have an adverse effect on our cost of funds and related margins, collateral requirements, liquidity, competitive position and our access to capital markets. The extent and nature of these impacts would depend on various factors, including the extent of any ratings change, whether our ratings differ among agencies (split ratings) and whether any ratings changes also impact our competitors or the sector. A systemic shock in relation to the Australian, New Zealand or other financial systems could have adverse consequences for Westpac or its customers or counterparties that would be difficult to predict and respond to There is a risk that a major systemic shock could occur that causes an adverse impact on the Australian, New Zealand or other financial systems. As outlined above, during the past decade the financial services industry and capital markets have been, and may continue to be, adversely affected by market volatility, global economic conditions, geopolitical instability (such as threats of or actual conflict occurring around the world) and political developments. In particular, there have been significant global political developments in recent times, including Brexit and the introduction of tariffs and other protectionist measures by various countries, such as the US and China. A shock to one of the major global economies could again result in currency and interest rate fluctuations and operational disruptions that negatively impact the Group. Any such market and economic disruptions could adversely affect financial institutions such as Westpac because consumer and business spending may decrease, unemployment may rise and demand for the products and services we provide may decline, thereby reducing our earnings. These conditions may also affect the ability of our borrowers to repay their loans or our counterparties to meet their obligations, causing us to incur higher credit losses and affect investors' willingness to invest in the Group. These events could also result in the undermining of confidence in the financial system, reducing liquidity, impairing our access to funding and impairing our customers and counterparties and their businesses. If this were to occur, our business, prospects, financial performance or financial condition could be adversely affected. The nature and consequences of any such event are difficult to predict and there can be no certainty that we could respond effectively to any such event. Declines in asset markets could adversely affect our operations or profitability Declines in Australian, New Zealand or other asset markets, including equity, residential and commercial property and other asset markets, could adversely affect our operations and profitability. Declining asset prices also impact our wealth management business. Earnings in our wealth management business are, in part, dependent on asset values because we typically receive fees based on the value of securities and/or assets held or managed. A decline in asset prices could negatively impact the earnings of this business. Declining asset prices could also impact customers and counterparties and the value of security (including residential and commercial property) we hold against loans and derivatives. This may impact our ability to recover amounts owing to us if customers or counterparties were to default. It may also affect our level of provisioning which in turn impacts our profitability and financial condition. Our business is substantially dependent on the Australian and New Zealand economies Our revenues and earnings are dependent on economic activity and the level of financial services our customers require. In particular, lending is dependent on various factors including economic growth, business investment, business and consumer sentiment, levels of employment, interest rates, asset prices and trade flows in the countries in which we operate. 96 | Westpac Group 2019 Interim Financial Results Announcement

2019 Interim financial report Directors’ report We conduct the majority of our business in Australia and New Zealand and, consequently, our performance is influenced by the level and cyclical nature of lending in these countries. These factors are in turn impacted by both domestic and international economic conditions, natural disasters and political events. A significant decrease in Australian and New Zealand housing valuations could adversely impact our home lending activities because borrowers with loans in excess of their property value show a higher propensity to default. In the event of defaults our security may be eroded, causing us to incur higher credit losses. The demand for our home lending products may also decline due to adverse changes in tax legislation (such as changes to tax rates, concessions or deductions), regulatory requirements or other buyer concerns about decreases in values. Adverse changes to economic and business conditions in Australia and New Zealand and other countries such as China, India and Japan, could also adversely affect the Australian economy and our customers. In particular, due to the current economic relationship between Australia and China, particularly in the mining and resources sectors, a slowdown in China's economic growth, including as the result of the implementation of tariffs or other protectionist trade measures, could negatively impact the Australian economy. Changes in commodity prices, Chinese government policies and broader economic conditions could, in turn, result in reduced demand for our products and services and affect the ability of our borrowers to repay their loans. If this were to occur, it could negatively impact our business, prospects, financial performance or financial condition. An increase in defaults in credit exposures could adversely affect our liquidity, capital resources, financial performance or financial condition Credit risk is the risk of financial loss where a customer or counterparty fails to meet their financial obligations to Westpac. It is a significant risk and arises primarily from our lending activities. We establish provisions for credit impairment based on current information and our expectations. If economic conditions deteriorate outside of our expectations, some customers and/or counterparties could experience higher levels of financial stress and we may experience a significant increase in defaults and write-offs, and be required to increase our provisioning. Such events would diminish available capital and could adversely affect our liquidity, capital resources, financial performance or financial condition. Credit risk also arises from certain derivative, clearing and settlement contracts we enter into, and from our dealings with, and holdings of, debt securities issued by other banks, financial institutions, companies, clearing houses, governments and government bodies, the financial conditions of which may be affected to varying degrees by economic conditions in global financial markets. For a discussion of our risk management procedures, including the management of credit risk, refer to the 'Risk management' section and Note 22 in our 2018 Annual Report. We face intense competition in all aspects of our business The financial services industry is highly competitive. We compete, both domestically and internationally, with retail and commercial banks, asset managers, investment banking firms, brokerage firms, other financial service firms and businesses in other industries with emerging financial services aspirations. This includes specialist competitors that may not be subject to the same capital and regulatory requirements and therefore may be able to operate more efficiently. Digital technologies are changing consumer behaviour and the competitive environment. The use of digital channels by customers to conduct their banking continues to rise and emerging competitors are increasingly utilising new technologies and seeking to disrupt existing business models, including in relation to digital payment services. The Group faces competition from established providers of financial services as well as from banking businesses developed by non-financial services companies. The competitive environment may also change as a result of legislative reforms. If we are unable to compete effectively in our various businesses and markets, our market share may decline. Increased competition may also adversely affect us by diverting business to our competitors or creating pressure to lower margins and fees. Increased competition for deposits could also increase our cost of funding and lead us to seek access to other types of funding or reduce lending. We rely on bank deposits to fund a significant portion of our balance sheet and deposits have been a relatively stable source of funding. We compete with banks and other financial services firms for such deposits. To the extent that we are not able to successfully compete for deposits, we would be forced to rely more heavily on other, potentially less stable or more expensive forms of funding, or reduce lending. We are also dependent on our ability to offer products and services that match evolving customer preferences. If we are not successful in developing or introducing new products and services or responding or adapting to changes in customer preferences and habits, we may lose customers to our competitors. This could adversely affect our business, prospects, financial performance or financial condition. For more detail on how we address competitive pressures refer to 'Competition' in Section 1 of our 2018 Annual Report. Westpac Group 2019 Interim Financial Results Announcement | 97

2019 Interim financial report Directors’ report We could suffer losses due to market volatility We are exposed to market risk as a consequence of our trading activities in financial markets, our defined benefit plan and through the asset and liability management of our financial position. This is the risk of an adverse impact on earnings resulting from changes in market factors, such as foreign exchange rates, commodity prices, equity prices, and interest rates including the potential for negative interest rates. This includes interest rate risk in the banking book, such as the risk to interest income from a mismatch between the duration of assets and liabilities that arises in the normal course of business activities. Changes in market factors could be driven by a number of developments. As an example, in July 2017, the FCA which regulates the London Interbank Offered Rate (“LIBOR”), announced that it would not require panel banks to continue to submit rates for the calculation of the LIBOR benchmark after 2021. Accordingly, the continuation of LIBOR in its current form will not be guaranteed after 2021, and it appears likely that LIBOR will be discontinued or modified by 2021. Any such developments or future changes in the administration of LIBOR or any other benchmarks could result in adverse consequences to the return on, value of and market for securities and other instruments whose returns are linked to any such benchmark, including those securities or other instruments issued by the Group. If we were to suffer substantial losses due to any market volatility (including changes in the return on, value of or market for, securities or other instruments) it may adversely affect our business, prospects, liquidity, capital resources, financial performance or financial condition. For a discussion of our risk management procedures, including the management of market risk, refer to the 'Risk management' section in our 2018 Annual Report. We have and could suffer losses due to operational risks Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. It also includes, among other things, reputational risk, technology risk, model risk and outsourcing risk, as well as the risk of business disruption due to external events such as natural disasters, environmental hazard, damage to critical utilities, and targeted activism and protest activity. While we have policies, processes and controls in place to manage these risks, these may not always have been, or continue to be effective. Ineffective processes and controls have resulted in, and could in the future result in an adverse outcome for Westpac's customers. For example, a process breakdown could result in a customer not receiving a product on the terms and conditions, or at the pricing, they agreed to. In addition, inadequate record keeping may prevent, Westpac from demonstrating that a past decision was appropriate at the time it was made or that a particular action or activity was undertaken. If this was to occur, Westpac may incur significant costs in paying refunds and compensation to customers, as well as remediating any underlying process breakdown. These types of failure may also result in increased regulatory scrutiny, with a regulator potentially commencing an investigation and/or taking other enforcement, administrative or supervisory action. We could incur losses from fraudulent applications for loans or from incorrect or fraudulent payments and settlements, particularly real-time payments. Fraudulent conduct can also emerge from external parties seeking to access the bank's systems and customers' accounts. If systems, procedures and protocols for managing fraud fail, or are ineffective, they could lead to losses which could adversely affect our customers, as well as our business, prospects, reputation, financial performance or financial condition. Accurate and complete data is critical to ensure that Westpac's systems (both customer facing and back-office), risk management frameworks, and financial reporting processes operate effectively. Poor data quality could arise in a number of ways, including through inadequacies in systems, processes and policies, which could lead to deficiencies or failings in customer service, risk management, financial reporting (including in the calculation of risk weighted assets), compliance with legal obligations (including obligations to provide data to regulators) and also result in poor decision making. Poor data quality, including as a result of data that is fragmented across multiple systems, could affect the ability of Westpac to improve systems and processes. Westpac is also exposed to model risk, being the risk of loss arising from errors or inadequacies in data or a model, or in the control and use of a model. Westpac is required to retain and access data and documentation for specific retention periods in order to satisfy its compliance obligations. In some cases, Westpac also retains data to enable it to demonstrate that a past decision was appropriate at the time it was made. Failings in systems, processes and policies could all adversely affect Westpac's ability to retain and access data. In recent times, financial services entities have been increasingly sharing data with third parties, such as suppliers and regulators (both domestic and offshore), in order to conduct their business activities and meet regulatory obligations. A breakdown in a process or control related to the transfer, storage or protection of data transferred to a third party, or the failure of a third party to use and handle this data correctly, could result in the Group failing to meet a compliance obligation and/or have an adverse impact on our customers and the Group. 98 | Westpac Group 2019 Interim Financial Results Announcement

2019 Interim financial report Directors’ report Westpac also relies on a number of suppliers, both in Australia and overseas, to provide services to it and its customers. Failure by these suppliers to deliver services as required could disrupt services and adversely impact Westpac's operations, profitability or reputation. Operational risks can directly impact our reputation and result in financial losses (including through decreased demand for our products and services) which would adversely affect our financial performance or financial condition. For a discussion of our risk management procedures, including the management of operational risk, refer to the 'Risk management' section in our 2018 Annual Report. Operational risk, technology risk, conduct risk or compliance risk events have required, and could in the future require, Westpac to undertake customer remediation activity Westpac relies on a large number of policies, processes, procedures, systems and people to conduct its business. Breakdowns or deficiencies in one of these areas (arising from one or more operational risk, technology risk, conduct risk or compliance risk events) have resulted, and could in the future result in, adverse outcomes for customers which Westpac is required to remediate. These events would require the Group to incur significant remediation costs (which may include compensation payments to customers and costs associated with correcting the underlying issue) and result in reputational damage. There are significant challenges and risks involved in executing a customer remediation activity. Westpac’s ability to investigate an adverse customer outcome that may require remediation could be impeded if the issue is a legacy matter spanning beyond our record retention period, or if our record keeping is otherwise inadequate. Depending on the nature of the issue, it may be difficult to quantify and scope the remediation activity. Determining how to properly and fairly compensate customers can also be a complicated exercise involving numerous stakeholders, such as the affected customers, regulators and industry bodies. The Group’s proposed approach to a remediation may be affected by a number of events, such as a group of affected customers commencing class action proceedings on behalf of the broader population of affected customers, or a regulator exercising their powers to require that a particular approach to remediation be taken. These factors could impact the timeframe for completing the remediation activity, potentially resulting in Westpac failing to execute the remediation in a timely manner. A failure of this type could lead to a regulator commencing enforcement action against the Group. The ineffective or slow completion of a remediation also exposes the Group to reputational damage, with the Group potentially being criticised by regulators, affected customers, the media and other stakeholders, resulting in reputational damage. The significant challenges and risks involved in scoping and executing remediations in a timely way also create the potential for remediation costs actually incurred to be higher than those initially estimated by the Group. If the Group cannot effectively scope, quantify or implement a remediation activity in a timely way, there could be a negative impact on our business, prospects, reputation, financial performance or financial condition. We have and could suffer losses due to conduct risk Conduct risk is the risk that our provision of services and products results in unsuitable or unfair outcomes for our stakeholders or undermines market integrity. Conduct risk could occur through the provision of products and services to our customers that do not meet their needs or do not support market integrity, as well as the poor conduct of our employees, contractors, agents, authorised representatives and external service providers. This could occur through a failure to meet professional obligations to specific clients (including fiduciary and suitability requirements), poor product design and implementation, failure to adequately consider customer needs or selling products and services outside of customer target markets. Conduct risk may also arise where there has been a failure to adequately provide a product or services that we had agreed to provide a customer. While we have frameworks, policies, processes and controls that are designed to manage poor conduct outcomes, these policies and processes may not always have been or continue to be effective. The failure of these policies and processes could result in financial losses and reputational damage and this could adversely affect our business, prospects, financial performance or financial condition. We could suffer losses and our business could be adversely affected by the failure to adopt and implement appropriate risk management We have implemented risk management strategies, frameworks and internal controls involving processes and procedures intended to identify, monitor and manage risks facing the Group. However, there are inherent limitations with any risk management framework as there may exist, or emerge in the future, risks that we have not anticipated or identified and controls may not be effective. Westpac Group 2019 Interim Financial Results Announcement | 99

2019 Interim financial report Directors’ report As part of the Group’s risk management framework, the Group measures and monitors risks against its risk appetite. Where the Group identifies a risk as being out-of-appetite, the Group needs to take steps to bring this risk back into appetite in a timely way. However, there may be circumstances where the Group fails to achieve this. This could be because, for example, the Group is unable to enhance its information technology systems to better manage the out-of-appetite risk, is unable to recruit appropriately trained risk management staff or because the relevant risk class is, due to external factors beyond the Group’s control, inherently outside of appetite. The Group is also required to periodically review its risk management framework to determine whether it remains appropriate. If the Group is unable to bring risks back into appetite, or if it is determined that the Group’s risk management framework is no longer appropriate, the Group may incur unexpected losses and be required to undertake considerable remedial work. The failure to remedy this situation could potentially result in increased scrutiny from regulators, who could take supervisory action such as requiring the Group to hold additional capital or directing the Group to spend money to enhance its’ risk management systems and controls. Inadequacies in addressing risks or in the Group’s risk management framework could also result in the Group failing to meet a compliance obligation and/or financial losses. The effectiveness of risk management frameworks is also connected to the establishment and maintenance of a sound risk management culture. The development of appropriate remuneration structures can play an important role in supporting the establishment of, and contributing to the maintenance, of a sound risk culture. However, if there is a deficiency in the design or operation of our remuneration structures, this could have a negative effect on our risk culture. This could occur in circumstances where variable reward structures encourage excessive risk taking or other conduct inconsistent with a sound risk culture. This, in turn, may have an adverse impact on the effectiveness of our risk management frameworks. If any of our governance or risk management processes and procedures prove ineffective or inadequate or are otherwise not appropriately implemented, we could suffer unexpected losses and reputational damage which could adversely affect our business, prospects, financial performance or financial condition. For a discussion of our risk management procedures, refer to the 'Risk management' section in our 2018 Annual Report. The Group's failure to recruit and retain key executives, employees and Directors may have adverse effects on our business Key executives, employees and Directors play an integral role in the operation of Westpac's business and its pursuit of its strategic objectives. The unexpected departure of an individual in a key role, or the Group's failure to recruit and retain appropriately skilled and qualified persons into these roles, could each have an adverse effect on our business, prospects, reputation, financial performance or financial condition. Climate change may have adverse effects on our business We, our customers and external suppliers, may be adversely affected by the physical risks of climate change, including increases in temperatures, sea levels, and the frequency and severity of adverse climatic events including fires, storms, floods and droughts. These effects, whether acute or chronic in nature, may directly impact us and our customers through reputational damage, environmental factors, insurance risk and business disruption and may have an adverse impact on financial performance (including through an increase in defaults in credit exposures). Initiatives to mitigate or respond to adverse impacts of climate change may impact market and asset prices, economic activity, and customer behaviour, particularly in geographic locations and industry sectors adversely affected by these changes. Failure to effectively manage these transition risks could adversely affect our business, prospects, reputation, financial performance or financial condition. We could suffer losses due to environmental factors We and our customers operate businesses and hold assets in a diverse range of geographic locations. Any significant environmental change or external event (including fire, storm, flood, earthquake, pandemic, civil unrest or terrorism) in any of these locations has the potential to disrupt business activities, impact on our operations, damage property and otherwise affect the value of assets held in the affected locations and our ability to recover amounts owing to us. In addition, such an event could have an adverse impact on economic activity, consumer and investor confidence, or the levels of volatility in financial markets, all of which could adversely affect our business, prospects, financial performance or financial condition. We could suffer losses due to insurance risk We have exposure to insurance risk in our life insurance, general insurance and lenders mortgage insurance businesses, which may adversely affect our business, operations or financial condition. 100 | Westpac Group 2019 Interim Financial Results Announcement

2019 Interim financial report Directors’ report Insurance risk is the risk in our licensed regulated insurance entities of the costs of claims being greater than expected due to a failure in product design, underwriting, reinsurance arrangements or an increase in the severity and/or frequency of insured events. In the life insurance business, risk arises primarily through mortality (death) and morbidity (illness and injury) risks, the costs of claims relating to those risks being greater than was anticipated when pricing those risks and policy lapses. In the general insurance business, insurance risk arises mainly through environmental factors (including storms, floods and bushfires) and other calamities, such as earthquakes, tsunamis and volcanic activity, as well as general variability in home and contents insurance claim amounts. The frequency and severity of external events such as natural disasters is difficult to predict and it is possible that the amounts we reserve for potential losses from existing events, such as those arising from natural disaster events, may not be adequate to cover actual claims that may arise. In the lenders mortgage insurance business, insurance risk arises primarily from unexpected downturns in economic conditions leading to higher levels of mortgage defaults from unemployment or other economic factors. If our reinsurance arrangements are ineffective, this could lead to greater risk, and more losses than anticipated. There is also a risk that we will not be able to renew an expiring reinsurance arrangement on similar terms, including in relation to the cost, duration and amount of reinsurance cover provided under that arrangement. Changes in critical accounting estimates and judgements could expose the Group to losses The Group is required to make estimates, assumptions and judgements when applying accounting policies and preparing its financial statements, particularly in connection with the calculation of provisions (including those related to remediations or credit losses) and the determination of the fair value of financial instruments. A change in a critical accounting estimate, assumption and/or judgement resulting from new information or from changes in circumstances or experience could result in the Group incurring losses greater than those anticipated or provided for. This may have an adverse effect on the Group's financial performance, financial condition and reputation. The Group's financial performance and financial condition may also be impacted by changes to accounting standards or to generally accepted accounting principles. We could suffer losses due to impairment of capitalised software, goodwill and other intangible assets that may adversely affect our business, operations or financial condition In certain circumstances Westpac may be exposed to a reduction in the value of intangible assets. As at 31 March 2019, Westpac carried goodwill principally related to its investments in Australia, other intangible assets principally relating to assets recognised on acquisition of subsidiaries and capitalised software balances. Westpac is required to assess the recoverability of the goodwill and other intangible asset balances on at least an annual basis or wherever an indicator of impairment exists. For this purpose, Westpac uses a discounted cash flow calculation. Changes in the methodology or assumptions upon which the calculation is based, together with expected changes in future cash flows, could materially impact this assessment, resulting in the potential write-off of part or all of the intangible assets. In the event that an asset is no longer in use, or its value has been reduced or that its estimated useful life has declined, an impairment will be recorded, adversely impacting the Group's financial condition. The estimates and assumptions used in assessing the useful life of an asset can be affected by a range of factors including changes in strategy and the rate of external changes in technology and regulatory requirements. We could suffer losses if we fail to syndicate or sell down underwritten securities As a financial intermediary, we underwrite listed and unlisted debt and equity securities. Underwriting activities include the development of solutions for corporate and institutional customers who need capital and investor customers who have an appetite for certain investment products. We may guarantee the pricing and placement of these facilities. We could suffer losses if we fail to syndicate or sell down our risk to other market participants. This risk is more pronounced in times of heightened market volatility. Certain strategic decisions may have adverse effects on our business Westpac, at times, evaluates and may implement strategic decisions and objectives including diversification, innovation, divestment or business expansion initiatives. The expansion or integration of a new business, or entry into a new business, can be complex and costly and may require Westpac to comply with additional local or foreign regulatory requirements which may carry additional risks. Westpac Group 2019 Interim Financial Results Announcement | 101

2019 Interim financial report Directors’ report Westpac also acquires and invests in businesses owned and operated by external parties. These transactions involve a number of risks for the Group. For example, Westpac may incur financial losses if a business it invests in does not perform as anticipated or subsequently proves to be overvalued at the time that the transaction was entered into. In addition, we may be unable to successfully divest businesses or assets. These activities may, for a variety of reasons, not deliver the anticipated positive business results and could have a negative impact on our business, prospects, reputation, engagement with regulators, financial performance or financial condition. Rounding of amounts ASIC Corporations (Rounding in Financial/Directors’ Reports) Instrument 2016/191 applies to Westpac and in accordance with that Legislative Instrument all amounts have been rounded to the nearest million dollars unless otherwise stated. 102 | Westpac Group 2019 Interim Financial Results Announcement

2019 Interim financial report
Directors' report

Auditor's independence declaration

Following is a copy of the auditor's independence declaration as required under Section 307C of the *Corporations Act 2001*.

pwc

Auditor's Independence Declaration

As lead auditor for the review of Westpac Banking Corporation for the half-year ended 31 March 2019, I declare that to the best of my knowledge and belief, there have been:

(a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the review; and

(b) no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Westpac Banking Corporation and the entities it controlled during the period.

Lona Mathis

Lona Mathis
Partner
PricewaterhouseCoopers

Sydney
6 May 2019

PricewaterhouseCoopers, ABN 52 780 433 757
One International Towers Sydney, Watermans Quay, Barangaroo, GPO BOX 2650, SYDNEY NSW 2001
T: +61 2 8266 0000, F: +61 2 8266 9999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

200 Westpac GROUP
Westpac Group 2019 Interim Financial Results Announcement | 103

2019 Interim financial report Directors’ report Responsibility statement The Directors of Westpac Banking Corporation confirm that to the best of their knowledge: (i) the interim financial statements have been prepared in accordance with AASB 134 Interim Financial Reporting and are in compliance with IAS 34 Interim Financial Reporting issued by the International Accounting Standards Board; and (ii) the Directors’ Report includes a fair review of the information required by DTR 4.2.7 R of the Disclosure Guidance and Transparency Rules of the United Kingdom Financial Conduct Authority. Signed in accordance with a resolution of the Board of Directors. Lindsay Maxsted Chairman Brian Hartzer Managing Director and Chief Executive Officer Sydney, Australia 6 May 2019 104 | Westpac Group 2019 Interim Financial Results Announcement

2019 Interim financial report
Consolidated financial statements

4.2 Consolidated income statement[1] for the half year ended 31 March 2019

Westpac Banking Corporation and its controlled entities

$m	Note	Half Year March 19	Half Year Sept 18	Half Year March 18	% Mov't Mar 19 - Sept 18	% Mov't Mar 19 - Mar 18
Interest income	3	16,968	16,481	16,090	3	5
Interest expense	3	(8,705)	(8,254)	(7,812)	5	11
Net interest income		**8,263**	**8,227**	**8,278**	-	-
Net fee income	4	826	1,146	1,278	(28)	(35)
Net wealth management and insurance income	4	326	1,110	951	(71)	(66)
Trading income	4	437	458	487	(5)	(10)
Other income	4	127	(17)	89	large	43
Net operating income before operating expenses and impairment charges		**9,979**	**10,924**	**11,083**	**(9)**	**(10)**
Operating expenses	5	(5,091)	(4,911)	(4,655)	4	9
Impairment charges	10	(333)	(317)	(393)	5	(15)
Profit before income tax		**4,555**	**5,696**	**6,035**	**(20)**	**(25)**
Income tax expense	6	(1,379)	(1,797)	(1,835)	(23)	(25)
Net profit for the period		**3,176**	**3,899**	**4,200**	**(19)**	**(24)**
Net profit attributable to non-controlling interests		(3)	(2)	(2)	50	50
Net profit attributable to owners of Westpac Banking Corporation		**3,173**	**3,897**	**4,198**	**(19)**	**(24)**
Earnings per share (cents)						
Basic	7	92.3	113.8	123.7	(19)	(25)
Diluted	7	89.5	110.0	119.7	(19)	(25)

The above consolidated income statement should be read in conjunction with the accompanying notes.

[1] *The Group has adopted AASB 9 Financial Instruments and AASB 15 Revenue from Contracts with Customers from 1 October 2018. Statutory comparatives have not been restated. Refer to Note 1 in Section 4 for further detail. However, where applicable, cash earnings comparatives (excluding expected credit loss provisioning) have been restated to aid comparability. Refer to the cash earnings policy in Section 1.3.4 for further detail. In addition, during First Half 2019, the Group has made a number of presentational changes to the Balance Sheet and Income Statement. Both statutory and cash earnings comparatives have been restated. Refer to Note 1 in Section 4 for further detail.*

200 Westpac GROUP
Westpac Group 2019 Interim Financial Results Announcement | 105

2019 Interim financial report
Consolidated financial statements

4.3 Consolidated statement of comprehensive income[1] for the half year ended 31 March 2019

Westpac Banking Corporation and its controlled entities

$m	Half Year March 19	Half Year Sept 18	Half Year March 18	% Mov't Mar 19 - Sept 18	% Mov't Mar 19 - Mar 18
Net profit for the period	**3,176**	**3,899**	**4,200**	***(19)***	***(24)***
Other comprehensive income					
Items that may be reclassified subsequently to profit or loss					
Gains/(losses) recognised in equity on:					
Available-for-sale securities	-	(69)	(33)	*n/a*	*n/a*
Debt securities measured at fair value through other comprehensive income (FVOCI)	65	-	-	*n/a*	*n/a*
Cash flow hedging instruments	(192)	(96)	(65)	*100*	*195*
Transferred to income statement					
Available-for-sale securities	-	75	(9)	*n/a*	*n/a*
Debt securities measured at FVOCI	(25)	-	-	*n/a*	*n/a*
Cash flow hedging instruments	80	109	94	*(27)*	*(15)*
Foreign currency translation reserve	(10)	-	(3)	-	*large*
Exchange differences on translation of foreign operations	55	143	38	*(62)*	*45*
Income tax on items taken to or transferred from equity:					
Available-for-sale securities reserve	-	(4)	13	*n/a*	*n/a*
Debt securities measured at FVOCI	(14)	-	-	*n/a*	*n/a*
Cash flow hedge reserve	33	(4)	(9)	*large*	*large*
Items that will not be reclassified subsequently to profit or loss					
Gains/(losses) on equity securities measured at FVOCI	1	-	-	*n/a*	*n/a*
Own credit adjustment on financial liabilities designated at fair value	(2)	19	24	*large*	*large*
Remeasurement of defined benefit obligation	(151)	58	(13)	*large*	*large*
Other comprehensive income for the period (net of tax)	**(160)**	**231**	**37**	***large***	***large***
Total comprehensive income for the period	**3,016**	**4,130**	**4,237**	***(27)***	***(29)***
Attributable to:					
Owners of Westpac Banking Corporation	3,012	4,128	4,235	*(27)*	*(29)*
Non-controlling interests	4	2	2	*100*	*100*
Total comprehensive income for the period	**3,016**	**4,130**	**4,237**	***(27)***	***(29)***

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes.

[1] *The Group has adopted AASB 9 Financial Instruments and AASB 15 Revenue from Contracts with Customers from 1 October 2018. Statutory comparatives have not been restated. Refer to Note 1 in Section 4 for further detail. However, where applicable, cash earnings comparatives (excluding expected credit loss provisioning) have been restated to aid comparability. Refer to the cash earnings policy in Section 1.3.4 for further detail. In addition, during First Half 2019, the Group has made a number of presentational changes to the Balance Sheet and Income Statement. Both statutory and cash earnings comparatives have been restated. Refer to Note 1 in Section 4 for further detail.*

106 | Westpac Group 2019 Interim Financial Results Announcement
200 Westpac GROUP

2019 Interim financial report
Consolidated financial statements

4.4 Consolidated balance sheet[1] as at 31 March 2019

Westpac Banking Corporation and its controlled entities

$m	Note	As at 31 March 2019	As at 30 Sept 2018	As at 31 March 2018	% Mov't Mar 19 - Sept 18	% Mov't Mar 19 - Mar 18
Assets						
Cash and balances with central banks		19,486	26,788	21,932	*(27)*	*(11)*
Collateral paid		6,103	4,787	3,835	*27*	*59*
Trading securities and financial assets measured at fair value through income statement (FVIS)		29,307	23,132	21,593	*27*	*36*
Derivative financial instruments		21,765	24,101	26,904	*(10)*	*(19)*
Available-for-sale securities		-	61,119	64,857	*n/a*	*n/a*
Investment securities		68,536	-	-	*n/a*	*n/a*
Loans	9	714,297	709,690	701,393	*1*	*2*
Other financial assets		6,444	5,517	6,035	*17*	*7*
Current tax assets		72	-	-	-	-
Life insurance assets		9,374	9,450	10,481	*(1)*	*(11)*
Investments in associates		115	115	80	-	*44*
Property and equipment		1,200	1,329	1,328	*(10)*	*(10)*
Deferred tax assets		1,723	1,180	1,120	*46*	*54*
Intangible assets		11,850	11,763	11,693	*1*	*1*
Other assets		790	621	604	*27*	*31*
Total assets		**891,062**	**879,592**	**871,855**	***1***	***2***
Liabilities						
Collateral received		1,889	2,184	3,331	*(14)*	*(43)*
Deposits and other borrowings	12	555,007	559,285	547,736	*(1)*	*1*
Other financial liabilities		29,013	28,105	29,750	*3*	*(2)*
Derivative financial instruments		23,384	24,407	24,066	*(4)*	*(3)*
Debt issues		188,759	172,596	174,138	*9*	*8*
Current tax liabilities		-	296	299	*(100)*	*(100)*
Life insurance liabilities		7,503	7,597	8,763	*(1)*	*(14)*
Provisions	14	2,764	1,928	1,416	*43*	*95*
Deferred tax liabilities		-	18	17	*(100)*	*(100)*
Other liabilities		2,072	1,338	1,341	*55*	*55*
Total liabilities excluding loan capital		**810,391**	**797,754**	**790,857**	***2***	***2***
Loan capital		16,736	17,265	18,333	*(3)*	*(9)*
Total liabilities		**827,127**	**815,019**	**809,190**	***1***	***2***
Net assets		**63,935**	**64,573**	**62,665**	***(1)***	***2***
Shareholders' equity						
Share capital:						
Ordinary share capital	15	36,351	36,054	35,168	*1*	*3*
Treasury shares and RSP treasury shares	15	(557)	(493)	(565)	*13*	*(1)*
Reserves	15	1,141	1,077	890	*6*	*28*
Retained profits		26,949	27,883	27,122	*(3)*	*(1)*
Total equity attributable to owners of Westpac Banking Corporation		**63,884**	**64,521**	**62,615**	***(1)***	***2***
Non-controlling interests		51	52	50	*(2)*	*2*
Total shareholders' equity and non-controlling interests		**63,935**	**64,573**	**62,665**	***(1)***	***2***

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

[1] *The Group has adopted AASB 9 Financial Instruments and AASB 15 Revenue from Contracts with Customers from 1 October 2018. Statutory comparatives have not been restated. Refer to Note 1 in Section 4 for further detail. However, where applicable, cash earnings comparatives (excluding expected credit loss provisioning) have been restated to aid comparability. Refer to the cash earnings policy in Section 1.3.4 for further detail. In addition, during First Half 2019, the Group has made a number of presentational changes to the Balance Sheet and Income Statement. Both statutory and cash earnings comparatives have been restated. Refer to Note 1 in Section 4 for further detail.*

200 Westpac GROUP Westpac Group 2019 Interim Financial Results Announcement | 107

2019 Interim financial report Consolidated financial statements Consolidated statement of changes in equity1 for the half year ended 31 March 2019 4.5 Westpac Banking Corporation and its controlled entities Total equity attributable to owners of Westpac Banking Total shareholders' equity and non-controlling Share Capital Non-controlling Retained $m (Note 15) Reserves profits Corporation Interests interests Balance at 1 October 2017 Net profit for the period Net other comprehensive income for the period Total comprehensive income for the period Transactions in capacity as equity holders Dividends on ordinary shares2 Dividend reinvestment plan Other equity movements Share based payment arrangements Purchase of shares (net of issue costs) Net (acquisition)/disposal of treasury shares Other Total contributions and distributions Balance at 31 March 2018 34,394 794 26,100 61,288 54 61,342 - - - 26 4,198 11 4,198 37 2 - 4,200 37 - 26 4,209 4,235 2 4,237 - 310 - - (3,187) - (3,187) 310 - - (3,187) 310 - (31) (70) - 69 - - 1 - - - - 69 (31) (70) 1 - - - (6) 69 (31) (70) (5) 209 70 (3,187) (2,908) (6) (2,914) 34,603 890 27,122 62,615 50 62,665 Net profit for the period Net other comprehensive income for the period Total comprehensive income for the period Transactions in capacity as equity holders Dividends on ordinary shares2 Dividend reinvestment plan Conversion of Convertible Preference Shares Other equity movements Share based payment arrangements Exercise of employee share options and rights Purchase of shares (net of issue costs) Net (acquisition)/disposal of treasury shares Other Total contributions and distributions Balance at 30 September 2018 - - - 154 3,897 77 3,897 231 2 - 3,899 231 - 154 3,974 4,128 2 4,130 - 321 566 - - - (3,213) - - (3,213) 321 566 - - - (3,213) 321 566 - 3 (4) 72 - 34 - - - (1) - - - - - 34 3 (4) 72 (1) - - - - - 34 3 (4) 72 (1) 958 33 (3,213) (2,222) - (2,222) 35,561 1,077 27,883 64,521 52 64,573 The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes. 1 The Group has adopted AASB 9 Financial Instruments and AASB 15 Revenue from Contracts with Customers from 1 October 2018. Statutory comparatives have not been restated. Refer to Note 1 in Section 4 for further detail. However, where applicable, cash earnings comparatives (excluding expected credit loss provisioning) have been restated to aid comparability. Refer to the cash earnings policy in Section 1.3.4 for further detail. In addition, during First Half 2019, the Group has made a number of presentational changes to the Balance Sheet and Income Statement. Both statutory and cash earnings comparatives have been restated. Refer to Note 1 in Section 4 for further detail. First Half 2019 comprises 2018 final dividend 94 cents (Second Half 2018: 2018 interim dividend 94 cents and First Half 2018: 2017 final dividend 94 cents), all fully franked at 30%. 2 108 | Westpac Group 2019 Interim Financial Results Announcement Impact on adoption of new accounting standards Restated opening balance Net profit for the period Net other comprehensive income for the period Total comprehensive income for the period Transactions in capacity as equity holders Dividends on ordinary shares2 Dividend reinvestment plan Other equity movements Share based payment arrangements Purchase of shares (net of issue costs) Net (acquisition)/disposal of treasury shares Other Total contributions and distributions Balance at 31 March 2019 -2(727)(725)-(725) 35,5611,07927,15663,7965263,848 --3,1733,17333,176 -(8)(153)(161)1(160) -(8)3,0203,01243,016 --(3,227)(3,227)-(3,227) 330--330-330 -70-70-70 (31)--(31)-(31) (66)--(66)-(66) ----(5)(5) 23370(3,227)(2,924)(5)(2,929) 35,7941,14126,94963,8845163,935

2019 Interim financial report
Consolidated financial statements

4.6 Consolidated cash flow statement[1] for the half year ended 31 March 2019

Westpac Banking Corporation and its controlled entities

$m	Note	Half Year March 19	Half Year Sept 18	Half Year March 18	% Mov't Mar 19 - Sept 18	% Mov't Mar 19 - Mar 18
Cash flows from operating activities						
Interest received		16,704	16,641	15,998	-	4
Interest paid		(8,777)	(7,969)	(7,820)	10	12
Dividends received excluding life business		4	8	1	(50)	large
Other non-interest income received		2,297	2,155	2,840	7	(19)
Operating expenses paid		(4,953)	(3,640)	(4,249)	36	17
Income tax paid excluding life business		(1,877)	(1,792)	(1,793)	5	5
Life business:						
Receipts from policyholders and customers		1,035	1,062	946	(3)	9
Interest and other items of similar nature		4	2	15	100	(73)
Dividends received		51	559	83	(91)	(39)
Payments to policyholders and suppliers		(843)	(1,295)	(794)	(35)	6
Income tax paid		(50)	(92)	(51)	(46)	(2)
Cash flows from operating activities before changes in operating assets and liabilities		3,595	5,639	5,176	(36)	(31)
Net (increase)/decrease in:						
Collateral paid		(1,218)	(943)	1,912	29	large
Trading securities and financial assets measured at FVIS		(5,426)	(1,198)	4,690	large	large
Derivative financial instruments		2,668	9,684	(1,100)	(72)	large
Loans		(1,789)	(9,976)	(14,372)	(82)	(88)
Other financial assets		(234)	(340)	807	(31)	large
Life insurance assets and liabilities		(4)	(142)	(88)	(97)	(95)
Other assets		2	2	8	-	(75)
Net increase/(decrease) in:						
Collateral received		(317)	(1,147)	852	(72)	large
Deposits and other borrowings		(7,572)	11,920	12,008	large	large
Other financial liabilities		1,009	(1,393)	(2,239)	large	large
Other liabilities		(8)	14	(4)	large	100
Net cash provided by/(used in) operating activities		**(9,294)**	**12,120**	**7,650**	**large**	**large**
Cash flows from investing activities						
Proceeds from available-for-sale securities		-	12,383	11,495	n/a	n/a
Purchase of available-for-sale securities		-	(8,801)	(15,575)	n/a	n/a
Proceeds from investment securities		12,972	-	-	n/a	n/a
Purchase of investment securities		(19,384)	-	-	n/a	n/a
Proceeds/(payments) from disposal of controlled entities, net of cash disposed	16	(1)	-	9	-	large
Proceeds from disposal of associates		44	-	-	-	-
Purchase of associates		(16)	(17)	(13)	(6)	23
Proceeds from disposal of property and equipment		51	28	63	82	(19)
Purchase of property and equipment		(92)	(215)	(95)	(57)	(3)
Purchase of intangible assets		(395)	(493)	(389)	(20)	2
Net cash provided by/(used in) investing activities		**(6,821)**	**2,885**	**(4,505)**	**large**	**51**
Cash flows from financing activities						
Proceeds from debt issues (net of issue costs)		39,293	24,986	34,470	57	14
Redemption of debt issues		(26,728)	(32,352)	(32,346)	(17)	(17)
Issue of loan capital (net of issue costs)		690	724	1,618	(5)	(57)
Redemption of loan capital		(1,651)	(1,362)	(1,025)	21	61
Proceeds from exercise of employee options		-	3	-	(100)	-
Purchase of shares on exercise of employee options and rights		(4)	(4)	(4)	-	-
Shares purchased for delivery of employee share plan		(27)	-	(27)	-	-
Purchase of RSP treasury shares		(66)	(1)	(70)	large	(6)
Net sale/(purchase) of other treasury shares		-	73	-	(100)	-
Payment of dividends		(2,897)	(2,892)	(2,877)	-	1
Payment of distributions to non-controlling interests		(5)	-	(6)	-	(17)
Net cash provided by/(used in) financing activities		**8,605**	**(10,825)**	**(267)**	**large**	**large**
Net increase/(decrease) in cash and balances with central banks		(7,510)	4,180	2,878	large	large
Effect of exchange rate changes on cash and balances with central banks		208	676	268	(69)	(22)
Cash and balances with central banks as at the beginning of the period		26,788	21,932	18,786	22	43
Cash and balances with central banks as at the end of the period		**19,486**	**26,788**	**21,932**	**(27)**	**(11)**

The above consolidated cash flow statement should be read in conjunction with the accompanying notes. Details of the reconciliation of net cash provided by/(used in) operating activities to net profit are provided in Note 16.

[1] *The Group has adopted AASB 9 Financial Instruments and AASB 15 Revenue from Contracts with Customers from 1 October 2018. Statutory comparatives have not been restated. Refer to Note 1 in Section 4 for further detail. However, where applicable, cash earnings comparatives (excluding expected credit loss provisioning) have been restated to aid comparability. Refer to the cash earnings policy in Section 1.3.4 for further detail. In addition, during First Half 2019, the Group has made a number of presentational changes to the Balance Sheet and Income Statement. Both statutory and cash earnings comparatives have been restated. Refer to Note 1 in Section 4 for further detail.*

200 | Westpac GROUP
Westpac Group 2019 Interim Financial Results Announcement | 109

2019 Interim financial report Notes to the consolidated financial statements 4.7 Notes to the consolidated financial statements Note 1. Financial statements preparation This general purpose Interim Financial Report for the half year ended 31 March 2019 has been prepared in accordance with Australian Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001 and is also compliant with International Accounting Standard IAS 34 Interim Financial Reporting. The Interim Financial Report does not include all the notes of the type normally included in an annual financial report. Accordingly, this Interim Financial Report is to be read in conjunction with the annual financial report for the year ended 30 September 2018 and any relevant public announcements made by Westpac during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001 and the ASX Listing Rules. The Interim Financial Report complies with current Australian Accounting Standards (AAS) as they relate to interim financial reports. The Interim Financial Report was authorised for issue by the Board of Directors on 6 May 2019. All amounts have been rounded in accordance with ASIC Corporations (Rounding in Financial/Directors’ Reports) Instrument 2016/191, to the nearest million dollars, unless otherwise stated. Comparative revisions Comparative information has been revised where appropriate to conform with changes in presentation in the current half and to enhance comparability. Critical accounting assumptions and estimates In preparing the Interim Financial Report, the application of the Group’s accounting policies requires the use of judgement, assumptions and estimates. The areas of judgement, assumptions and estimates in the Interim Financial Report, including the key sources of estimation uncertainty, are consistent with those in the annual financial report for the year ended 30 September 2018 with the exception of those relevant to the Group due to the adoption of AASB 9 Financial instruments (December 2014) (AASB 9). These include the concept of a significant increase in credit risk and the use of forward looking information as described in the “Amendments to Accounting Standards effective this period - AASB 9 Financial Instruments (December 2014) (AASB 9)” section. Details on specific judgements in relation to material Compliance, regulation and remediation provisions are included in Note 14. Future developments in accounting standards The following new standards and interpretations which may have a material impact on the Group have been issued but are not yet effective, and unless otherwise stated, have not been early adopted by the Group: AASB 16 Leases (AASB 16) was issued on 23 February 2016 and will be effective for the 30 September 2020 financial year. The standard will not result in significant changes for lessor accounting. The main changes under the standard are: • all operating leases of greater than 12 months duration will be required to be presented on balance sheet by the lessee as a right-of-use asset and lease liability. The asset and liability will initially be measured at the present value of non-cancellable lease payments and payments to be made in optional periods where it is reasonably certain that the option will be exercised; and • all leases on balance sheet will give rise to a combination of interest expense on the lease liability and depreciation of the right-of-use asset. Alternative methods of calculating the right-of-use asset are allowed under AASB 16 which impact the size of the transition adjustment. The Group expects to apply a simplified approach under which the right-of-use asset and the lease liability will be measured at the same amount on the transition date with no restatement of comparatives. This approach will result in assets and liabilities increasing by the same amount on the transition date with no effect on net assets or retained earnings. AASB 17 Insurance Contracts was issued on 19 July 2017 and will be effective for the 30 September 2022 year end unless early adopted. This will replace AASB 4 Insurance Contracts, AASB 1023 General Insurance Contracts and AASB 1038 Life Insurance Contracts. The main changes under the standard are: • the scope of the standard may result in some contracts that are currently “unbundled”, i.e. accounted for separately as insurance and investment contracts being required to be “bundled” and accounted for as an insurance contract; 110 | Westpac Group 2019 Interim Financial Results Announcement

2019 Interim financial report Notes to the consolidated financial statements Note 1. Financial statements preparation (continued) • portfolios of contracts (with similar risks which are managed together) will be required to be disaggregated to a more granular level by both the age of a contract and the likelihood of the contract being onerous in order to determine the recognition of profit over the contract period (i.e. the contractual service margin). The contractual service margin uses a different basis to recognise profit to the current Margin on Services approach for life insurance and therefore the pattern of profit recognition is likely to differ; risk adjustments, which reflect uncertainties in the amount and timing of future cash flows, are required for both general and life insurance contracts rather than just general insurance contracts under the current accounting standards; the contract boundary, which is the period over which profit is recognised, differs and is determined based on the ability to compel the policyholder to pay premiums or the substantive obligation to provide coverage/services. For some general insurance contracts (e.g. some lender mortgage insurance and reinsurance contracts) this may result in the contract boundary being longer. For life insurance, in particular term renewable contracts, the contract boundary is expected to be shorter. Both will be impacted by different patterns of profit recognition compared to the current standards; a narrower definition of what acquisition costs may be deferred; an election to recognise changes in assumptions regarding discount rate in other comprehensive income rather than in profit and loss; an election to recognise changes in the fair value of assets supporting policy liabilities in other comprehensive income rather than through profit and loss; reinsurance contracts and the associated liability are to be determined separately to the gross contract liability and may have different contract boundaries; and additional disclosure requirements. • • • • • • • The standard is expected to result in a reduction in the level of deferred acquisition costs, however the quantum of this and the profit and loss impacts to the Group are not yet practicable to determine. On 23 January 2019, the IASB Board agreed to a number of proposed amendments to the insurance contracts standard. These proposed amendments will be included in an exposure draft expected to be released around the end of the first half of 2019 for public consultation. If approved, these amendments include allowing entities to: • defer acquisition costs for anticipated renewals outside of the initial contract boundary; and • recognise a gain in the P&L for reinsurance contracts, to offset losses from onerous contracts on initial recognition (to the extent the reinsurance contracts held covers the losses of each contract on a proportionate basis) In addition, the effective date of the standard would be deferred by one year to be applicable to the Group for the 30 September 2023 financial year. Westpac Group 2019 Interim Financial Results Announcement | 111

2019 Interim financial report
Notes to the consolidated financial statements

Note 1. Financial statements preparation (continued)

Changes in accounting policies

Balance sheet

The following voluntary presentation changes to the balance sheet (and related notes) have been made to improve consistency and provide more relevant information to the users of the financial statements by reporting balances of a similar nature together in the same place in the balance sheet. These changes have no effect on the measurement of these items and therefore had no impact on retained earnings or net profit. These changes are:

- the addition of new balance sheet lines for 'collateral paid', 'other financial assets', 'collateral received' and 'other financial liabilities';
- removal of the balance sheet line 'receivables due from other financial institutions' and reclassification to 'collateral paid' and 'other financial assets';
- removal of the balance sheet line 'regulatory deposits with central banks overseas' and reclassification to 'cash and balances with central banks' and 'trading securities and financial assets measured at fair value through Income Statement (FVIS);
- removal of the balance sheet line 'payables due to other financial institutions' and reclassification to 'collateral received' and 'other financial liabilities';
- reclassification of collateral balances with non-financial institutions from 'other assets' and 'other liabilities' to 'collateral paid' and 'collateral received' respectively;
- reclassification of financial assets or financial liabilities included in other assets or other liabilities respectively to other financial assets and other financial liabilities respectively; and
- reclassification of other financial liabilities at FVIS to other financial liabilities.

Collateral paid/collateral received includes cash provided to/received from counterparties as collateral over financial liabilities/assets arising from derivative contracts, stock borrowing arrangements and funding transactions. It includes initial and variation margin placed as security for derivative transactions.

Comparatives have been restated for these voluntary presentation changes and are detailed as follows.

	30 Sept 2018			31 March 2018		
$m	Reported	Presentation changes	Restated	Reported	Presentation changes	Restated
Assets						
Cash and balances with central banks	26,431	357	26,788	21,580	352	21,932
Receivables due from other financial institutions	5,790	(5,790)	-	3,977	(3,977)	-
Collateral paid	-	4,787	4,787	-	3,835	3,835
Trading securities and financial assets measured at FVIS	22,134	998	23,132	20,627	966	21,593
Regulatory deposits with central banks overseas	1,355	(1,355)	-	1,318	(1,318)	-
Other financial assets	-	5,517	5,517	-	6,035	6,035
Other assets	5,135	(4,514)	621	6,497	(5,893)	604
All other assets	818,747	-	818,747	817,856	-	817,856
Total assets	**879,592**	**-**	**879,592**	**871,855**	**-**	**871,855**
Liabilities						
Payables due to other financial institutions	18,137	(18,137)	-	19,073	(19,073)	-
Collateral received	-	2,184	2,184	-	3,331	3,331
Other financial liabilities at FVIS	4,297	(4,297)	-	5,590	(5,590)	-
Other financial liabilities	-	28,105	28,105	-	29,750	29,750
Other liabilities	9,193	(7,855)	1,338	9,759	(8,418)	1,341
All other liabilities	783,392	-	783,392	774,768	-	774,768
Total liabilities	**815,019**	**-**	**815,019**	**809,190**	**-**	**809,190**

112 | Westpac Group 2019 Interim Financial Results Announcement
200 Westpac GROUP

2019 Interim financial report
Notes to the consolidated financial statements

Note 1. Financial statements preparation (continued)

Income statement

The following voluntary presentation changes to the income statement (and related notes) have been made to provide more relevant information to the users of the financial statements. These changes have no effect on the measurement of these items and therefore had no impact on retained earnings or net profit.

Net interest income

- the components of interest income and interest expense relating to the balance sheet reclassifications have been restated accordingly. Note that there was no net impact to total interest income, total interest expense or to total net interest income. Comparatives have been restated for these voluntary presentation changes and are detailed in the following table.
- in addition, to comply with disclosure requirements, interest income derived from financial assets measured at amortised cost and at fair value through other comprehensive income (FVOCI) has been presented separately from other interest income. For consistency, interest expense is presented in the same way. The details are provided in Note 3.

	Half Year 30 Sept 2018			Half Year 31 March 2018		
$m	Reported	Presentation changes	Restated	Reported	Presentation changes	Restated
Note 3: Net interest income						
Interest Income						
Cash and balances with central banks	185	-	185	140	1	141
Receivables due from other financial institutions	59	(59)	-	49	(49)	-
Collateral paid	-	74	74	-	55	55
Net ineffectiveness on qualifying hedges	(5)	-	(5)	(13)	-	(13)
Trading securities and financial assets measured at FVIS	267	14	281	275	8	283
Available-for-sale securities	984	-	984	930	-	930
Investment securities	-	-	-	-	-	-
Loans	14,943	-	14,943	14,678	-	14,678
Regulatory deposits with central banks overseas	14	(14)	-	9	(9)	-
Other interest income	34	(15)	19	22	(6)	16
Total interest income	**16,481**	-	**16,481**	**16,090**	-	**16,090**
Interest Expense						
Payables due to other financial institutions	(166)	166	-	(153)	153	-
Collateral received	-	(27)	(27)	-	(18)	(18)
Deposits and other borrowings	(4,653)	-	(4,653)	(4,368)	-	(4,368)
Trading liabilities	(385)	-	(385)	(574)	-	(574)
Debt issues	(2,392)	-	(2,392)	(2,088)	-	(2,088)
Loan capital	(398)	-	(398)	(376)	-	(376)
Bank levy	(192)	-	(192)	(186)	-	(186)
Other interest expense	(68)	(139)	(207)	(67)	(135)	(202)
Total interest expense	**(8,254)**	-	**(8,254)**	**(7,812)**	-	**(7,812)**
Total net interest income	**8,227**	-	**8,227**	**8,278**	-	**8,278**

200 Westpac GROUP Westpac Group 2019 Interim Financial Results Announcement | 113

2019 Interim financial report
Notes to the consolidated financial statements

Note 1. Financial statements preparation (continued)

Non-interest income and operating expenses

- disaggregating the non-interest income line on the income statement into four separate lines for net fee income, net wealth management and insurance income, trading income and other income.
- separating net fee income in the non-interest income note into fee income and fee expenses.
- reclassifying credit card loyalty program expense from operating expenses to the new fee expenses category in the non-interest income note.

Fee expenses include those expenses that are incremental external costs that vary directly with the provision of goods or services to customers (excluding expenses which would qualify as transaction costs relating to the issue, acquisition or disposal of a financial asset or a financial liability which are deferred and included in the effective interest rate and recognised in net interest income).

An incremental cost is one that would not have been incurred if a specific good or service had not been provided to a specific customer.

Comparatives have been restated for these voluntary presentation changes and are detailed in the following table.

	Half Year 30 Sept 2018			Half Year 31 March 2018		
		Presentation			Presentation	
$m	Reported	changes	Restated	Reported	changes	Restated
Income statement						
Net interest income	8,227	-	8,227	8,278	-	8,278
Non-interest income	2,753	(2,753)	-	2,875	(2,875)	-
Net fee income	-	1,146	1,146	-	1,278	1,278
Net wealth management and insurance income	-	1,110	1,110	-	951	951
Trading income	-	458	458	-	487	487
Other income	-	(17)	(17)	-	89	89
Net operating income before operating expenses and impairment charges	**10,980**	**(56)**	**10,924**	**11,153**	**(70)**	**11,083**
Operating expenses	(4,967)	56	(4,911)	(4,725)	70	(4,655)
Impairment charges	(317)	-	(317)	(393)	-	(393)
Profit before income tax	**5,696**	-	**5,696**	**6,035**	-	**6,035**
Income tax expense	(1,797)	-	(1,797)	(1,835)	-	(1,835)
Net profit for the period	**3,899**	-	**3,899**	**4,200**	-	**4,200**

	Half Year 30 Sept 2018			Half Year 31 March 2018		
		Presentation			Presentation	
Note 4: Non-interest income (extract)	Reported	changes	Restated	Reported	changes	Restated
Net fee income						
Facility fees	668	9	677	679	9	688
Transaction fees	552	41	593	553	36	589
Other non-risk fee income	(18)	-	(18)	116	-	116
Fee income	**1,202**	**50**	**1,252**	**1,348**	**45**	**1,393**
Credit card loyalty programs	-	(56)	(56)	-	(70)	(70)
Transaction fee related expenses	-	(50)	(50)	-	(45)	(45)
Fee expenses	-	**(106)**	**(106)**	-	**(115)**	**(115)**
Net fee income	**1,202**	**(56)**	**1,146**	**1,348**	**(70)**	**1,278**

	Half Year 30 Sept 2018			Half Year 31 March 2018		
		Presentation			Presentation	
Note 5: Operating expenses (extract)	Reported	changes	Restated	Reported	changes	Restated
Credit card loyalty programs	56	(56)	-	70	(70)	-
Total other expenses	**898**	**(56)**	**842**	**764**	**(70)**	**694**
Total operating expenses	**4,967**	**(56)**	**4,911**	**4,725**	**(70)**	**4,655**

114 | Westpac Group 2019 Interim Financial Results Announcement

200 Westpac GROUP

2019 Interim financial report Notes to the consolidated financial statements Note 1. Financial statements preparation (continued) Amendments to Accounting Standards effective this period AASB 9 Financial Instruments (December 2014) (AASB 9) The Group adopted AASB 9 on 1 October 2018. The adoption of AASB 9 has been applied by adjusting the opening balance sheet at 1 October 2018, with no restatement of comparatives as permitted by the standard. The adoption of AASB 9 reduced retained earnings at 1 October 2018 by $722 million (net of tax), primarily due to the increase in impairment provisions under the new standard. The key changes in accounting policies and the impact of transition are outlined as follows. Impairment AASB 9 introduces a revised impairment model which requires entities to recognise expected credit losses (ECL) based on unbiased forward looking information, replacing the incurred loss model under AASB 139 which only recognised impairment if there was objective evidence that a loss had been incurred. The revised impairment model applies to all financial assets at amortised cost, lease receivables, debt securities measured at FVOCI, and credit commitments. Measurement The Group calculates the provisions for ECL based on a three stage approach. ECL are a probability-weighted estimate of the cash shortfalls expected to result from defaults over the relevant timeframe. They are determined by evaluating a range of possible outcomes and taking into account the time value of money, past events, current conditions and forecasts of future economic conditions. The models use three main components to determine the ECL (as well as the time value of money) including: • • • Probability of default (PD): the probability that a counterparty will default; Loss given default (LGD): the loss that is expected to arise in the event of a default; and Exposure at default (EAD): the estimated outstanding amount of credit exposure at the time of the default. Model stages The three stages are as follows: Stage 1: 12 months ECL - performing For financial assets where there has been no significant increase in credit risk since origination a provision for 12 months ECL is recognised. Interest revenue is calculated based on gross carrying amount of the financial asset. Stage 2: Lifetime ECL – performing For financial assets where there has been a significant increase in credit risk since origination but where the asset is still performing a provision for lifetime ECL is recognised. Determining when a financial asset has experienced a significant increase in credit risk since origination is a critical accounting judgement which is primarily based on changes in internal customer risk grades since origination of the facility. A change in an internal customer risk grade is based on both quantitative and qualitative factors. The number of changes in the internal customer risk grade that the Group uses to represent a significant increase in credit risk is determined on a sliding scale where the number of changes will typically be higher for an exposure with a lower credit risk grade compared to an exposure with a higher credit risk grade. The Group does not rebut the presumption that instruments that are 30 days past due have experienced a significant increase in risk but this is used as a backstop rather than the primary indicator. The Group does not apply the low credit risk exemption which assumes investment grade facilities do not have a significant increase in credit risk. Interest revenue is calculated based on gross carrying amount of the financial asset. Stage 3: Lifetime ECL – non-performing1 For financial assets that are non-performing a provision for lifetime ECL is recognised. Indicators include a breach of contract with the Group such as a default on interest or principal payments, a borrower experiencing significant financial difficulties or observable economic conditions that correlate to defaults on a group of loans. Interest revenue is calculated based on the carrying amount net of the provision for ECL rather than the gross carrying amount. 1 Refer to Note 11 and Glossary for definition of non-performing loans. Westpac Group 2019 Interim Financial Results Announcement | 115

2019 Interim financial report Notes to the consolidated financial statements Note 1. Financial statements preparation (continued) Collective and individual assessment Financial assets that are in stages 1 and 2 are assessed on a collective basis as are financial assets in stage 3 below specified thresholds. Those financial assets in stage 3 above the specified thresholds are assessed on an individual basis. Expected life Expected credit losses are determined as a lifetime expected credit loss in stages 2 and 3. In considering the lifetime timeframe the standard generally requires use of the remaining contractual life adjusted where appropriate for prepayments, extension and other options. For certain revolving credit facilities which include both a drawn and undrawn component (e.g. credit cards and revolving lines of credit), the Group’s contractual ability to demand repayment and cancel the undrawn commitment does not limit our exposure to credit losses to the contractual notice period. For these facilities, lifetime is based on historical behaviour. Movement between stages Assets may move in both directions through the stages of the impairment model. Assets previously in stage 2 may move back to stage 1 if it is no longer considered that there has been a significant increase in credit risk. Similarly, assets in stage 3 may move back to stage 2 if they are no longer assessed to be non-performing. Forward looking information The measurement of ECL for each stage and the assessment of significant increase in credit risk consider information about past events and current conditions as well as reasonable and supportable projections of future events and economic conditions. The estimation of forward looking information is a critical accounting judgement. The Group considers three future macroeconomic scenarios including a base case scenario along with upside and downside scenarios. The macroeconomic variables used in these scenarios, based on current economic forecasts, include (but are not limited to) unemployment rates, real gross domestic product growth rates and residential and commercial property price indices. Base case scenario This scenario utilises the internal Westpac economics forecast used for strategic decision making and forecasting. This assumes low GDP growth, declines in residential property price indices and the cash rate. Upside scenario This scenario represents a modest improvement on the base case scenario. Downside scenario This scenario is used in the Group’s stress testing and represents a moderate recession. In this scenario the economy weakens with declines in GDP growth, commercial property prices and more significant declines in residential property prices. It also assumes an increase in the unemployment rate. In a deteriorating economy there may be times when a more severe downside scenario is required which will be monitored as part of the governance framework. The macroeconomic scenarios are weighted based on the Group’s best estimate of the relative likelihood of each scenario. The weighting applied to each of the three forward looking macroeconomic scenario takes into account historical frequency, current trends, and forward looking conditions. The macroeconomic variables and probability weightings of the three scenarios are subject to the approval of the Group Chief Financial Officer and Chief Risk Officer with oversight from the Board of Directors (and its Committees). Where appropriate, adjustments are made to modelled outcomes to reflect reasonable and supportable information not already incorporated in the models. Recognition The ECL determined under AASB 9 are recognised as follows: • Loans (including lease receivables) and debt securities at amortised cost: as a reduction of the carrying value of the financial asset through an offsetting provision account (refer to Notes 9 and 10); Debt securities at FVOCI: in reserves in other comprehensive income with no reduction of the carrying value of the debt security itself (refer to Note 15); and Credit commitments: as a provision (refer to Note 14). • • 116 | Westpac Group 2019 Interim Financial Results Announcement

2019 Interim financial report Notes to the consolidated financial statements Note 1. Financial statements preparation (continued) Classification and measurement AASB 9 replaced the classification and measurement model in AASB 139 with a new model that categorises financial assets based on a) the business model within which the assets are managed, and b) whether the contractual cash flows under the instrument represent solely payment of principal and interest (SPPI). The Group determines the business model at the level that reflects how groups of financial assets are managed. When assessing the business model the Group considers factors including how performance and risks are managed, evaluated and reported and the frequency and volume of, and reason for, sales in previous periods, and expectations of sales in future periods. When assessing whether contractual cash flows are SPPI, interest is defined as consideration primarily for the time value of money and the credit risk of the principal outstanding. The time value of money is defined as the element of interest that provides consideration only for the passage of time and not consideration for other risks or costs associated with holding the financial asset. Terms that could change the contractual cash flows so that they may not meet the SPPI criteria include contingent and leverage features, non-recourse arrangements, and features that could modify the time value of money. Financial assets Debt instruments If the debt instruments have contractual cash flows that represent SPPI on the principal balance outstanding they are classified at: • amortised cost if they are held with a business model which is achieved through holding the financial asset to collect these cash flows; or FVOCI if they are held with a business model which is achieved both through collecting these cash flows or selling the financial asset; or FVIS if they are held with a business model which is achieved through selling the financial asset. • • Debt instruments are also measured at FVIS where the contractual cash flows do not represent SPPI on the principal balance outstanding or where it is designated at FVIS to eliminate or reduce and accounting mismatch. Debt instruments at amortised cost are initially recognised at fair value and subsequently measured at amortised cost using the effective interest rate method. They are presented net of provisions for ECL determined using the ECL model described above. Debt instruments at FVOCI are measured at fair value with unrealised gains and losses recognised in other comprehensive income except for interest income, impairment charges and foreign exchange gains and losses which are recognised in the income statement. Impairment on debt instruments at FVOCI is determined using the ECL model described above and is recognised in the income statement with a corresponding amount in other comprehensive income. There is no reduction of the carrying value of the debt security which remains at fair value. The cumulative gain or loss recognised in other comprehensive income is subsequently recognised in the income statement when the instrument is disposed. Debt instruments at FVIS are measured at fair value with subsequent changes in fair value recognised in the income statement. Equity securities Equity securities are measured at FVOCI where they: • are not held for trading; and • an irrevocable election is made by the Group. Otherwise, they are measured at FVIS. Equity securities at FVOCI are measured at fair value with unrealised gains and losses recognised in other comprehensive income except for dividend income which is recognised in the income statement. The cumulative gain or loss recognised in other comprehensive income is not subsequently recognised in the income statement when the instrument is disposed. Equity securities at FVIS are measured at fair value with subsequent changes in fair value recognised in the income statement. Westpac Group 2019 Interim Financial Results Announcement | 117

2019 Interim financial report
Notes to the consolidated financial statements

Note 1. Financial statements preparation (continued)

Financial liabilities

Financial liabilities are measured at amortised cost if they are not held for trading or designated at FVIS otherwise they are measured at FVIS. This remains unchanged from the AASB 139.

In the 2014 financial year, the Group early adopted part of AASB 9 which relates to the recognition of the changes in fair value of financial liabilities designated at fair value attributable to Westpac's own credit risk in other comprehensive income (except where it would create an accounting mismatch, in which case all changes in fair value are recognised in the income statement). As a result, the accounting for this remains unchanged for the Group.

Hedging

AASB 9 changes hedge accounting by increasing the eligibility of both hedged items and hedging instruments and introducing a more principles-based approach to assessing hedge effectiveness. Adoption of the new hedge accounting model is optional until the IASB completes its accounting for dynamic risk management project. Until this time, current hedge accounting under AASB 139 can continue to be applied. The Group has applied the option to continue hedge accounting under AASB 139, however the Group has adopted the amended AASB 7 hedge accounting disclosures as required.

AASB 15 Revenue from Contracts with Customers (AASB 15)

The Group adopted AASB 15 on 1 October 2018. It replaced AASB 118 *Revenue* and related interpretations and applies to all contracts with customers, except leases, financial instruments and insurance contracts. The standard provides a systematic approach to revenue recognition by introducing a five-step model governing revenue measurement and recognition. This includes:

- identifying the contract with customer;
- identifying each of the performance obligations included in the contract;
- determining the amount of consideration in the contract;
- allocating the consideration to each of the identified performance obligations; and
- recognising revenue as each performance obligation is satisfied.

The Group has applied AASB 15 by reducing the opening balance of retained earnings at the date of initial application, 1 October 2018, by $5 million (net of tax) with no comparatives restatement.

In addition, the Group identified certain income and expenses which were previously reported on a net basis primarily within fee income which are now being presented on a gross basis.

Finally, certain facility fees have been reclassified from non-interest income to interest income.

Transition (AASB 9 and AASB 15)

Impact of the adoption of AASB 9 – impairment

The following table shows the impact of the adoption of AASB 9 on impairment balances.

Consolidated $m	Provisions on loans	Provisions for credit commitments	Loss allowance on debt securities at FVOCI[1]	Provisions on debt securities and other financial assets at amortised cost	Total
30 September 2018 - carrying amount	2,814	239	-	-	3,053
ECL on amortised cost financial instruments	882	98	-	9	989
ECL on debt securities measured at FVOCI	-	-	2	-	2
1 October 2018 - AASB 9 carrying amount	3,696	337	2	9	4,044

Impact of the adoption of AASB 9 – classification and measurement

Investment securities

Investment securities represent all debt and equity securities not measured at FVIS. Investment securities include debt securities at amortised cost and both debt and equity securities at FVOCI.

[1] *Impairment on debt securities at FVOCI is recognised in the income statement with a corresponding amount in other comprehensive income (Refer to Note 15). There is no reduction of the carrying value of the debt security which remains at fair value.*

118 | Westpac Group 2019 Interim Financial Results Announcement

2019 Interim financial report
Notes to the consolidated financial statements

Note 1. Financial statements preparation (continued)

As a result of the adoption of AASB 9, available-for-sale debt securities of $811 million have been reclassified to investment securities - debt securities at amortised cost as the business model for these instruments is achieved by collecting the contractual cash flows and these cash flows represent SPPI. The remaining available for sale debt securities have been reclassified to investment securities measured at FVOCI

In addition, available-for-sale equity securities have been assessed on an instrument by instrument basis. $275 million of available-for-sale equity securities have been reclassified to trading securities and financial assets measured at FVIS. The Group has elected to irrevocably designate the remaining $109 million of available-for-sale equity securities to continue to be measured at FVOCI.

Loans

As a result of the adoption of AASB 9, $56 million of loans previously measured at amortised cost will be measured at FVIS as the cash flows of the loan do not represent SPPI.

Basis of measurement

The basis of measurement of financial assets and financial liabilities under AASB 139 and AASB 9 are presented in the following table.

	30 September 2018					1 October 2018			
	AASB 139 measurement basis				Change in Measurement Basis under AASB 9	AASB 9 measurement basis			
$m	Amortised cost	FVIS	FVOCI	Total		Amortised cost	FVIS	FVOCI	Total
Financial assets									
Cash and balances with central banks	26,788	-	-	26,788	No	26,788	-	-	26,788
Collateral paid	4,787	-	-	4,787	No	4,787	-	-	4,787
Trading securities and financial assets measured at FVIS	-	23,132	-	23,132	No	-	23,132	-	23,132
Derivative financial instruments	-	24,101	-	24,101	No	-	24,101	-	24,101
Available for sale securities	-	-	61,119	61,119	Yes	811	275	60,033	61,119
Loans	709,144	546	-	709,690	Yes	709,088	602	-	709,690
Life insurance assets	-	9,450	-	9,450	No	-	9,450	-	9,450
Other financial assets	5,517	-	-	5,517	No	5,517	-	-	5,517
Total financial assets	**746,236**	**57,229**	**61,119**	**864,584**		**746,991**	**57,560**	**60,033**	**864,584**
Financial liabilities									
Collateral received	2,184	-	-	2,184	No	2,184	-	-	2,184
Deposits and other borrowings	518,107	41,178	-	559,285	No	518,107	41,178	-	559,285
Other financial liabilities	23,808	4,297	-	28,105	No	23,808	4,297	-	28,105
Derivative financial instruments	-	24,407	-	24,407	No	-	24,407	-	24,407
Debt issues	169,241	3,355	-	172,596	No	169,241	3,355	-	172,596
Life insurance liabilities	-	7,597	-	7,597	No	-	7,597	-	7,597
Loan capital	17,265	-	-	17,265	No	17,265	-	-	17,265
Total financial liabilities	**730,605**	**80,834**	**-**	**811,439**		**730,605**	**80,834**	**-**	**811,439**

200 Westpac GROUP

Westpac Group 2019 Interim Financial Results Announcement | 119

2019 Interim financial report
Notes to the consolidated financial statements

Note 1. Financial statements preparation (continued)

Reconciliation of the opening balance sheet

The table below reconciles the reported 30 September 2018 balance sheet to the 1 October 2018 opening balance sheet on adoption of AASB 9 and AASB 15 showing separately the impact of adjustments relating to reclassification and remeasurement including the related tax impacts.

	30 September 2018	1 October 2018			
Consolidated $m	Restated carrying amount	AASB 9 changes Reclassification	AASB 9 changes Remeasurement[1]	AASB 15 changes	Opening carrying amount
Assets					
Cash and balances with central banks	26,788	-	-	-	26,788
Collateral paid	4,787	-	-	-	4,787
Trading securities and financial assets measured at FVIS	23,132	275	-	-	23,407
Derivative financial instruments	24,101	-	-	-	24,101
Available-for-sale securities	61,119	(61,119)	-	-	-
Investment securities	-	60,844	(9)	-	60,835
Loans (at amortised cost)	709,144	(56)	(925)	-	708,163
Loans (at fair value)	546	56	-	-	602
Other financial assets	5,517	-	-	-	5,517
Deferred tax assets	1,180	-	300	-	1,480
All other assets	23,278	-	-	-	23,278
Total assets	**879,592**	-	(634)	-	**878,958**
Liabilities					
Collateral received	2,184	-	-	-	2,184
Deposits and other borrowings	559,285	-	-	-	559,285
Other financial liabilities	28,105	-	-	(12)	28,093
Derivative financial instruments	24,407	-	-	-	24,407
Debt issues	172,596	-	-	-	172,596
Provisions	1,928	-	98	-	2,026
Loan capital	17,265	-	-	-	17,265
All other liabilities	9,249	-	(12)	17	9,254
Total liabilities	**815,019**	-	**86**	**5**	**815,110**
Net assets	**64,573**	-	**(720)**	**(5)**	**63,848**
Shareholders' equity					
Share capital:					
Ordinary shares	36,054	-	-	-	36,054
Treasury shares and RSP treasury shares	(493)	-	-	-	(493)
Reserves	1,077	-	2	-	1,079
Retained profits	27,883	-	(722)	(5)	27,156
Total equity attributable to owners of Westpac Banking Corporation	**64,521**	-	**(720)**	**(5)**	**63,796**
Non-controlling interests	52	-	-	-	52
Total shareholders' equity and non-controlling interests	**64,573**	-	**(720)**	**(5)**	**63,848**

As permitted by AASB 9 and AASB 15, comparatives have not been restated. Comparatives have been restated for voluntary presentation changes as detailed in the section "changes in accounting policies" above.

[1] *The impact on adoption of expected credit loss provisioning resulted in increases in provisions on loans by $882 million, provisions on debt securities at amortised cost by $9 million, provisions for credit commitments by $98 million and loss allowance on debt securities measured at FVOCI by $2 million.*

120 | Westpac Group 2019 Interim Financial Results Announcement

2019 Interim financial report Notes to the consolidated financial statements Note 2. Segment reporting Operating segments are presented on a basis consistent with information provided internally to Westpac’s key decision makers and reflects the management of the business, rather than the legal structure of the Group. Internally, Westpac uses ‘cash earnings’ in assessing the financial performance of its divisions. Management believes this allows the Group to: • • • more effectively assess current year performance against prior years; compare performance across business divisions; and compare performance across peer companies. Cash earnings is viewed as a measure of the level of profit that is generated by ongoing operations and is therefore considered in assessing distributions, including dividends. Cash earnings is neither a measure of cash flow nor net profit determined on a cash accounting basis, as it includes both cash and non-cash adjustments to statutory net profit. To determine cash earnings, three categories of adjustments are made to statutory results: • • material items that key decision makers at Westpac believe do not reflect the Group’s operating performance; items that are not considered when dividends are recommended, such as the amortisation of intangibles, impact of Treasury shares and economic hedging impacts; and accounting reclassifications between individual line items that do not impact statutory results. • Reportable operating segments On 19 March 2019, the Group announced changes to the way it supports customer’s wealth and insurance needs, realigning its major BTFG businesses into expanded Consumer and Business divisions and exiting the provision of personal financial advice. Changes to the Group’s organisation structure were effective from 1 April 2019. However, up to 31 March 2019, the accounting and financial performance continued to be reported (both internally and externally) on the basis of the existing structure. The operating segments are defined by the customers they service and the services they provide: • Consumer Bank (CB): - responsible for sales and service of banking and financial products and services; - customer base is consumer in Australia; and - operates under the Westpac, St.George, BankSA, Bank of Melbourne and RAMS brands. Business Bank (BB): - responsible for sales and service of banking and financial products and services; - customer base is SME and commercial business customers in Australia for facilities up to approximately $150 million; and - operates under the Westpac, St.George, BankSA and Bank of Melbourne brands. BT Financial Group (Australia) (BTFG): - Westpac’s Australian wealth management and insurance division; - services include the manufacturing and distribution of investment, superannuation and retirement products, wealth administration platforms, private wealth, margin lending and equities broking; - BTFG’s insurance business covers the manufacturing and distribution of life, general and lenders mortgage insurance; - in addition to the BT brand, BTFG operates a range of financial services brands along with the banking brands of Westpac, St.George, Bank of Melbourne and BankSA for Private Wealth and Insurance. Westpac Institutional Bank (WIB): - Westpac’s institutional financial services division delivering a broad range of financial products and services; - services include transactional banking, financing and debt capital markets, specialised capital, and alternative investment solutions; - customer base includes commercial, corporate, institutional and government customers; - customers are supported throughout Australia, as well as via branches and subsidiaries located in New Zealand, US, UK and Asia; and - also responsible for Westpac Pacific, providing a range of banking services in Fiji and Papua New Guinea. • • • Westpac Group 2019 Interim Financial Results Announcement | 121

2019 Interim financial report Notes to the consolidated financial statements Note 2. Segment reporting (continued) • Westpac New Zealand: - responsible for sales and service of banking, wealth and insurance products to customers in New Zealand; - customer base includes consumers, business and institutional customers; and - operates under the Westpac brand for banking products, the Westpac Life brand for life insurance products and the BT brand for wealth products. • Group Businesses include: - Treasury, which is responsible for the management of the Group’s balance sheet including wholesale funding, capital and management of liquidity. Treasury also manages the interest rate and foreign exchange risks inherent in the balance sheet, including managing the mismatch between Group assets and liabilities. Treasury’s earnings are primarily sourced from managing the Group’s balance sheet and interest rate risk (excluding Westpac New Zealand) within set risk limits; - Group Technology1, which comprises functions for the Australian businesses, is responsible for technology strategy and architecture, infrastructure and operations, applications development and business integration; - Core Support 2, which comprises functions performed centrally, including Australian banking operations, property services, strategy, finance, risk, compliance, legal, human resources, and customer and corporate relations; and - Group Businesses also includes earnings on capital not allocated to divisions, for certain intra-group transactions that facilitate presentation of performance of the Group’s operating segments, earnings from non-core asset sales, earnings and costs associated with the Group’s fintech investments, and certain other head office items such as centrally held provisions. Revisions to segment results For Westpac, AASB 9 and AASB 15 were adopted on 1 October 2018 and as comparatives were not restated, line item movements in our reported results are not directly comparable across periods. In order to provide the operational trends in business, we have revised the 2018 cash earnings comparatives as if the standards were adopted on 1 October 2017, except for expected credit loss provisioning which is not feasible. These adjustments do not impact Full Year 2018 cash earnings but affect individual line items. These adjustments are comprised of: • Line fees: The Group has reclassified line fees (mostly Business Bank) from non-interest income to net interest income to more appropriately reflect the relationship with drawn lines of credit; Other fees and expenses: The Group has restated the classification of a number of fees and expenses. This has resulted in the grossing up of net interest income, non-interest income, impairment charges and operating expenses; Card scheme: Support payments received from Mastercard and Visa have been reclassified to non-interest income and related expenses have been reclassified to operating expenses; Merchant terminal costs: Some variable costs related to Westpac’s merchant terminal business have been reclassified between non-interest income and operating expenses; and Interest carrying adjustment: Interest on performing loans (stage 1 and stage 2 loans) is now measured on the gross loan value. Previously, interest on performing loans was recognised on the loan balance net of provisions. This adjustment increases interest income and impairment charges. • • • • Internal charges and transfer pricing adjustments have been reflected in the performance of each operating segment. Inter-segment pricing is determined on an arm’s length basis. Comparatives have also been restated for: • recent customer migration and accompanying impacts on divisional income statement and balance sheet; and • refinement in expense allocations. 1 Costs are fully allocated to other divisions in the Group. 2 Costs are partially allocated to other divisions in the Group, with costs attributed to enterprise activity retained in Group Businesses. 122 | Westpac Group 2019 Interim Financial Results Announcement

2019 Interim financial report Notes to the consolidated financial statements Note 2. Segment reporting (continued)1 The tables present the segment results on a cash earnings basis for the Group: Half Year Sept 18 Westpac New Zealand (A$) BT Financial Group (Australia) Westpac Institutional Bank Consumer Bank Business Bank Group Businesses $m Group Net interest income Net fee income Net wealth management and insurance income Trading income Other income Net operating income before operating expenses and impairment charges Operating expenses Impairment (charges) / benefits Profit before income tax Income tax expense Net profit attributable to non-controlling interests Cash earnings for the period Net cash earnings adjustments Net profit for the period attributable to owners of Westpac Banking Corporation Total assets Total liabilities 3,760 340 - 47 5 2,362 260 - 50 5 302 (97) 836 (1) (3) 754 308 180 307 17 917 74 72 30 5 375 8 - (14) 27 8,470 893 1,088 419 56 4,152 2,677 1,037 1,566 1,098 396 10,926 (1,883) (236) (967) (164) (682) (4) (771) 9 (429) 13 (275) 14 (5,007) (368) 2,033 1,546 351 804 682 135 5,551 (620) - (466) - (110) - (264) (2) (188) - (87) - (1,735) (2) 1,413 - 1,080 - 241 (73) 538 - 494 3 48 153 3,814 83 1,413 1,080 168 538 497 201 3,897 392,494 156,391 34,923 102,513 82,425 110,846 879,592 212,473 114,098 42,499 126,655 72,077 247,217 815,019 1 The Group has adopted AASB 9 Financial Instruments and AASB 15 Revenue from Contracts with Customers from 1 October 2018. Statutory comparatives have not been restated. Refer to Note 1 in Section 4 for further detail. However, where applicable, cash earnings comparatives (excluding expected credit loss provisioning) have been restated to aid comparability. Refer to the cash earnings policy in Section 1.3.4 for further detail. In addition, during First Half 2019, the Group has made a number of presentational changes to the Balance Sheet and Income Statement. Both statutory and cash earnings comparatives have been restated. Refer to Note 1 in Section 4 for further detail. Westpac Group 2019 Interim Financial Results Announcement | 123 Half Year March 19 Westpac BT FinancialWestpacNew ConsumerBusinessGroupInstitutionalZealandGroup $m BankBank(Australia)Bank(A$)Businesses Group Net interest income 3,8822,2232977439452998,389 Net fee income 311232(117)319756826 Net wealth management and insurance income --242-81-323 Trading income 4451335725(16)464 Other income 441465320101 Net operating income before operating expenses and impairment charges 4,2412,5104391,4251,17930910,103 Operating expenses (1,821)(988)(872)(654)(454)(252)(5,041) Impairment (charges) / benefits (268)(75)1(15)(13)37(333) Profit before income tax 2,1521,447(432)756712944,729 Income tax expense (638)(434)127(210)(188)(87)(1,430) Net profit attributable to non-controlling interests ---(3)--(3) Cash earnings for the period 1,5141,013(305)54352473,296 Net cash earnings adjustments --(5)-(5)(113)(123) Net profit for the period attributable to owners of Westpac Banking Corporation 1,5141,013(310)543519(106)3,173 Total assets 394,484155,06735,06399,84889,510117,090891,062 Total liabilities 210,655111,59643,752115,07478,193267,857827,127

2019 Interim financial report
Notes to the consolidated financial statements

Note 2. Segment reporting (continued)[1]

$m	Consumer Bank	Business Bank	BT Financial Group (Australia)	Westpac Institutional Bank	Westpac New Zealand (A$)	Group Businesses	Group
	Half Year March 18						
Net interest income	4,089	2,328	294	688	882	436	8,717
Net fee income	319	251	54	302	90	1	1,017
Net wealth management and insurance income	-	-	820	32	77	-	929
Trading income	49	54	(3)	390	21	(4)	507
Other income	2	6	10	29	4	18	69
Net operating income before operating expenses and impairment charges	**4,459**	**2,639**	**1,175**	**1,441**	**1,074**	**451**	**11,239**
Operating expenses	(1,766)	(948)	(590)	(678)	(426)	(283)	(4,691)
Impairment (charges) / benefits	(250)	(148)	(4)	6	(35)	(13)	(444)
Profit before income tax	**2,443**	**1,543**	**581**	**769**	**613**	**155**	**6,104**
Income tax expense	(734)	(463)	(175)	(212)	(173)	(94)	(1,851)
Net profit attributable to non-controlling interests	-	-	-	(3)	-	1	(2)
Cash earnings for the period	**1,709**	**1,080**	**406**	**554**	**440**	**62**	**4,251**
Net cash earnings adjustments	(15)	(2)	-	-	10	(46)	(53)
Net profit for the period attributable to owners of Westpac Banking Corporation	**1,694**	**1,078**	**406**	**554**	**450**	**16**	**4,198**
Total assets	**385,959**	**154,725**	**35,806**	**105,009**	**84,285**	**106,071**	**871,855**
Total liabilities	**203,801**	**111,364**	**42,058**	**124,249**	**73,801**	**253,917**	**809,190**

Reconciliation of reported results to cash earnings

$m	Half Year March 19	Half Year Sept 18	Half Year March 18	*% Mov't Mar 19 - Sept 18*	*% Mov't Mar 19 - Mar 18*
NET PROFIT ATTRIBUTABLE TO OWNERS OF WESTPAC BANKING CORPORATION	3,173	3,897	4,198	*(19)*	*(24)*
Amortisation of intangible assets	-	-	17	-	*(100)*
Fair value (gain)/loss on economic hedges	125	(163)	37	*large*	*large*
Ineffective hedges	(5)	4	9	*large*	*large*
Adjustment related to Pendal (previously BTIM)	5	73	-	*(93)*	-
Treasury shares	(2)	3	(10)	*large*	*(80)*
Total cash earnings adjustments (post-tax)	**123**	**(83)**	**53**	*large*	*132*
Cash earnings	**3,296**	**3,814**	**4,251**	*(14)*	*(22)*

[1] *The Group has adopted AASB 9 Financial Instruments and AASB 15 Revenue from Contracts with Customers from 1 October 2018. Statutory comparatives have not been restated. Refer to Note 1 in Section 4 for further detail. However, where applicable, cash earnings comparatives (excluding expected credit loss provisioning) have been restated to aid comparability. Refer to the cash earnings policy in Section 1.3.4 for further detail. In addition, during First Half 2019, the Group has made a number of presentational changes to the Balance Sheet and Income Statement. Both statutory and cash earnings comparatives have been restated. Refer to Note 1 in Section 4 for further detail.*

124 | Westpac Group 2019 Interim Financial Results Announcement
200 Westpac GROUP

2019 Interim financial report
Notes to the consolidated financial statements

Note 3. Net interest income[1]

$m	Half Year March 19	Half Year Sept 18	Half Year March 18	% Mov't Mar 19 - Sept 18	% Mov't Mar 19 - Mar 18
Interest income					
Financial assets measured at amortised cost or FVOCI					
Cash and balances with central banks	193	185	141	*4*	*37*
Collateral paid	102	74	55	*38*	*85*
Available-for-sale securities	-	984	930	*n/a*	*n/a*
Investment securities	958	-	-	*n/a*	*n/a*
Loans	15,350	14,928	14,655	*3*	*5*
Other financial assets	15	19	16	*(21)*	*(6)*
Total interest income from financial assets measured at amortised cost or FVOCI	**16,618**	**16,190**	**15,797**	**3**	**5**
Other					
Net ineffectiveness on qualifying hedges	7	(5)	(13)	*large*	*large*
Trading securities and financial assets measured at FVIS	334	281	283	*19*	*18*
Loans	9	15	23	*(40)*	*(61)*
Total other	**350**	**291**	**293**	**20**	**19**
Total interest income	**16,968**	**16,481**	**16,090**	**3**	**5**
Interest expense					
Financial liabilities at amortised cost					
Collateral received	(20)	(27)	(18)	*(26)*	*11*
Deposits and other borrowings	(4,124)	(4,189)	(3,952)	*(2)*	*4*
Debt issues	(2,299)	(2,322)	(2,003)	*(1)*	*15*
Loan capital	(386)	(398)	(376)	*(3)*	*3*
Other financial liabilities	(143)	(160)	(158)	*(11)*	*(9)*
Total interest expense from financial liabilities at amortised cost	**(6,972)**	**(7,096)**	**(6,507)**	**(2)**	**7**
Other					
Deposits and other borrowings	(551)	(464)	(416)	*19*	*32*
Trading liabilities	(888)	(385)	(574)	*131*	*55*
Debt issues	(53)	(70)	(85)	*(24)*	*(38)*
Bank levy	(193)	(192)	(186)	*1*	*4*
Other interest expense	(48)	(47)	(44)	*2*	*9*
Total other	**(1,733)**	**(1,158)**	**(1,305)**	**50**	**33**
Total interest expense	**(8,705)**	**(8,254)**	**(7,812)**	**5**	**11**
Total net interest income	**8,263**	**8,227**	**8,278**	**-**	**-**

[1] *The Group has adopted AASB 9 Financial Instruments and AASB 15 Revenue from Contracts with Customers from 1 October 2018. Statutory comparatives have not been restated. Refer to Note 1 in Section 4 for further detail. However, where applicable, cash earnings comparatives (excluding expected credit loss provisioning) have been restated to aid comparability. Refer to the cash earnings policy in Section 1.3.4 for further detail. In addition, during First Half 2019, the Group has made a number of presentational changes to the Balance Sheet and Income Statement. Both statutory and cash earnings comparatives have been restated. Refer to Note 1 in Section 4 for further detail.*

200 Westpac GROUP
Westpac Group 2019 Interim Financial Results Announcement | 125

2019 Interim financial report
Notes to the consolidated financial statements

Note 4. Non-interest income[1]

$m	Note	Half Year March 19	Half Year Sept 18	Half Year March 18	% Mov't Mar 19 - Sept 18	% Mov't Mar 19 - Mar 18
Net fee income						
Facility fees		375	677	688	*(45)*	*(45)*
Transaction fees		624	593	589	*5*	*6*
Other non-risk fee income[2]		(59)	(18)	116	*large*	*large*
Fee income		**940**	**1,252**	**1,393**	***(25)***	***(33)***
Credit card loyalty programs		(63)	(56)	(70)	*13*	*(10)*
Transaction fee related expenses		(51)	(50)	(45)	*2*	*13*
Fee expenses		**(114)**	**(106)**	**(115)**	***8***	***(1)***
Net fee income		**826**	**1,146**	**1,278**	***(28)***	***(35)***
Net wealth management and insurance income						
Wealth management income[2]		**(32)**	**638**	**507**	***large***	***large***
Life insurance premium income		707	758	652	*(7)*	*8*
General insurance and LMI net premium earned		240	232	240	*3*	*-*
Life insurance investment and other income[3]		26	439	227	*(94)*	*(89)*
General insurance and LMI investment and other income		25	22	28	*14*	*(11)*
Total insurance premium, investment and other income		**998**	**1,451**	**1,147**	***(31)***	***(13)***
Life insurance claims and changes in insurance liabilities		(414)	(855)	(541)	*(52)*	*(23)*
General insurance and LMI claims and other expenses		(226)	(124)	(162)	*82*	*40*
Total insurance claims, changes in liabilities and other expenses		**(640)**	**(979)**	**(703)**	***(35)***	***(9)***
Net wealth management and insurance income		**326**	**1,110**	**951**	***(71)***	***(66)***
Trading income		**437**	**458**	**487**	***(5)***	***(10)***
Other income						
Dividends received from other entities		4	2	1	*100*	*large*
Net gain on sale of associates		38	-	-	*-*	*-*
Net gain on disposal of assets		2	14	10	*(86)*	*(80)*
Net gain/(loss) on derivatives held for risk management purposes[4]		(28)	17	(9)	*large*	*large*
Net gain/(loss) on financial instruments measured at fair value		44	12	26	*large*	*69*
Gain/(loss) on disposal of controlled entities	16	3	-	(9)	*-*	*large*
Rental income on operating leases		38	47	60	*(19)*	*(37)*
Share of associates' net profit/(loss)		(10)	(7)	(3)	*43*	*large*
Other[5]		36	(102)	13	*large*	*177*
Total other income		**127**	**(17)**	**89**	***large***	***43***
Total non-interest income		**1,716**	**2,697**	**2,805**	***(36)***	***(39)***

[1] *The Group has adopted AASB 9 Financial Instruments and AASB 15 Revenue from Contracts with Customers from 1 October 2018. Statutory comparatives have not been restated. Refer to Note 1 in Section 4 for further detail. However, where applicable, cash earnings comparatives (excluding expected credit loss provisioning) have been restated to aid comparability. Refer to the cash earnings policy in Section 1.3.4 for further detail. In addition, during First Half 2019, the Group has made a number of presentational changes to the Balance Sheet and Income Statement. Both statutory and cash earnings comparatives have been restated. Refer to Note 1 in Section 4 for further detail.*

[2] *Refer to Note 14.*

[3] *Includes policy holder tax recoveries.*

[4] *Income from derivatives held for risk management purposes reflects the impact of economic hedges of foreign currency capital and earnings.*

[5] *Half Year September 2018 included $104 million of impairment on the remaining shareholding of Pendal.*

126 | Westpac Group 2019 Interim Financial Results Announcement

2019 Interim financial report Notes to the consolidated financial statements Note 5. Operating expenses1 2,173 189 47 80 2,119 197 48 34 3 3 21 94 6 (2) 19 large 313 114 85 319 131 71 10 (4) (13) 8 (17) 4 317 68 380 157 107 39 303 73 341 185 102 38 5 - 7 18 2 (3) 10 (7) 19 - 7 - 439 385 3 18 95 87 80 93 48 43 95 93 40 38 (95) - 61 large 142 (88) (8) 39 large large 1 The Group has adopted AASB 9 Financial Instruments and AASB 15 Revenue from Contracts with Customers from 1 October 2018. Statutory comparatives have not been restated. Refer to Note 1 in Section 4 for further detail. However, where applicable, cash earnings comparatives (excluding expected credit loss provisioning) have been restated to aid comparability. Refer to the cash earnings policy in Section 1.3.4 for further detail. In addition, during First Half 2019, the Group has made a number of presentational changes to the Balance Sheet and Income Statement. Both statutory and cash earnings comparatives have been restated. Refer to Note 1 in Section 4 for further detail. Westpac Group 2019 Interim Financial Results Announcement | 127 $m % Mov't % Mov't Half YearHalf YearMar 19 -Mar 19 - Sept 18March 18Sept 18 Mar 18 Half Year March 19 Staff expenses Employee remuneration, entitlements and on-costs 2,239 Superannuation expense 194 Share-based payments 57 Restructuring costs 155 Total staff expenses 2,645 2,4892,398610 Occupancy expenses Operating lease rentals 343 Depreciation of property and equipment 109 Other 74 Total occupancy expenses 526 51252131 Technology expenses Amortisation and impairment of software assets 334 Depreciation and impairment of IT equipment 68 Technology services 405 Software maintenance and licenses 185 Telecommunications 109 Data processing 38 Total technology expenses 1,139 1,0681,04279 Other expenses Professional and processing services 453 Amortisation and impairment of intangible assets and deferred expenditure 5 Postage and stationery 87 Advertising 129 Non-lending losses (9) Other expenses 116 Total other expenses 781 842694(7)13 Total operating expenses 5,091 4,9114,65549

2019 Interim financial report
Notes to the consolidated financial statements

Note 6. Income tax

The income tax expense is reconciled to the profit before income tax as follows:

$m	Half Year March 19	Half Year Sept 18	Half Year March 18	% Mov't Mar 19 - Sept 18	% Mov't Mar 19 - Mar 18
Profit before income tax	**4,555**	**5,696**	**6,035**	***(20)***	***(25)***
Tax at the Australian company tax rate of 30%	1,367	1,708	1,811	*(20)*	*(25)*
The effect of amounts which are not deductible/(assessable) in calculating taxable income					
Hybrid capital distributions	41	36	33	*14*	*24*
Life insurance:					
Tax adjustment on policyholder earnings	-	16	8	*(100)*	*(100)*
Adjustment for life business tax rates	-	(1)	-	*(100)*	-
Dividend adjustments	(1)	-	(1)	-	-
Other non-assessable items	(13)	(5)	-	*160*	-
Other non-deductible items	5	47	17	*(89)*	*(71)*
Adjustment for overseas tax rates	(16)	(14)	(14)	*14*	*14*
Income tax (over)/under provided in prior periods	(5)	7	2	*large*	*large*
Other items	1	3	(21)	*(67)*	*large*
Total income tax expense	**1,379**	**1,797**	**1,835**	***(23)***	***(25)***
Effective income tax rate	**30.27%**	**31.55%**	**30.41%**	***(128bps)***	***(14bps)***

128 | Westpac Group 2019 Interim Financial Results Announcement

2019 Interim financial report
Notes to the consolidated financial statements

Note 7. Earnings per share

Basic earnings per share (EPS) is calculated by dividing the net profit attributable to shareholders by the weighted average number of ordinary shares on issue during the period, adjusted for treasury shares. Diluted EPS is calculated by adjusting the basic EPS by assuming all dilutive potential ordinary shares are converted.

	Half Year March 19		Half Year Sept 18		Half Year March 18	
$m	**Basic**	**Diluted**	**Basic**	**Diluted**	**Basic**	**Diluted**
Net profit attributable to shareholders	3,173	3,173	3,897	3,897	4,198	4,198
Adjustment for Restricted Share Plan (RSP) dividends[1]	(2)	(2)	(3)	(3)	(2)	-
Adjustment for potential dilution:						
Distributions to convertible loan capital holders[2]	-	154	-	148	-	135
Adjusted net profit attributable to shareholders	**3,171**	**3,325**	**3,894**	**4,042**	**4,196**	**4,333**
Weighted average number of ordinary shares (millions)						
Weighted average number of ordinary shares on issue	3,442	3,442	3,429	3,429	3,400	3,400
Treasury shares (including RSP share rights)	(6)	(6)	(8)	(8)	(8)	(8)
Adjustment for potential dilution:						
Share-based payments	-	1	-	1	-	3
Convertible loan capital[2]	-	278	-	253	-	225
Adjusted weighted average number of ordinary shares	**3,436**	**3,715**	**3,421**	**3,675**	**3,392**	**3,620**
Earnings per ordinary share (cents)	**92.3**	**89.5**	**113.8**	**110.0**	**123.7**	**119.7**

1 *Some RSP share rights have not vested and are not ordinary shares but do receive dividends. These RSP dividends are deducted to show the profit attributable to ordinary shareholders. In Half Year March 2019 and Half Year September 2018, RSP share rights were antidilutive.*

2 *The Group has issued convertible loan capital which is expected to convert into ordinary shares in the future. These convertible loan capital instruments are all dilutive and diluted EPS is therefore calculated as if the instruments had already been converted at the volume weighted average price (VWAP) for the 20 days preceding the start of the respective period.*

200 Westpac GROUP Westpac Group 2019 Interim Financial Results Announcement | 129

2019 Interim financial report
Notes to the consolidated financial statements

Note 8. Average balance sheet and interest rates[1]

	Half Year 31 March 2019			Half Year 30 September 2018			Half Year 31 March 2018		
	Average balance $m	Interest $m	Average Rate %	Average balance $m	Interest $m	Average Rate %	Average balance $m	Interest $m	Average Rate %
Assets									
Interest earning assets									
Collateral paid	10,275	102	2.0	8,242	74	1.8	7,927	55	1.4
Trading securities and financial assets measured at FVIS	27,968	334	2.4	23,591	281	2.4	24,648	283	2.3
Available-for-sale securities	-	-	-	62,054	984	3.2	61,023	930	3.1
Investment securities	60,305	958	3.2	-	-	-	-	-	-
Loans and other receivables[2]	696,112	15,574	4.5	688,947	15,142	4.4	673,413	14,822	4.4
Total interest earning assets and interest income	**794,660**	**16,968**	**4.3**	**782,834**	**16,481**	**4.2**	**767,011**	**16,090**	**4.2**
Non-interest earning assets									
Derivative financial instruments[3]	24,090			26,761			26,123		
Life insurance assets	9,192			10,575			10,753		
All other assets[3,4]	59,212			60,854			61,666		
Total non-interest earning assets	**92,494**			**98,190**			**98,542**		
Total assets	**887,154**			**881,024**			**865,553**		
Liabilities									
Interest bearing liabilities									
Collateral received	2,378	20	1.7	3,035	27	1.8	2,782	18	1.3
Deposits and other borrowings	505,459	4,675	1.9	505,047	4,653	1.8	494,871	4,368	1.8
Loan capital	17,942	386	4.3	18,059	398	4.4	17,935	376	4.2
Other interest bearing liabilities[5]	203,600	3,624	3.6	196,064	3,176	3.2	193,188	3,050	3.2
Total interest bearing liabilities and interest expense	**729,379**	**8,705**	**2.4**	**722,205**	**8,254**	**2.3**	**708,776**	**7,812**	**2.2**
Non-interest bearing liabilities									
Deposits and other borrowings	48,772			48,053			47,108		
Derivative financial instruments[3]	25,556			25,955			26,483		
Life insurance policy liabilities	7,286			8,736			9,013		
All other liabilities[3,6]	12,761			13,049			13,108		
Total non-interest bearing liabilities	**94,375**			**95,793**			**95,712**		
Total liabilities	**823,754**			**817,998**			**804,488**		
Shareholders' equity	63,348			62,978			61,051		
Non-controlling interests	52			48			14		
Total equity	**63,400**			**63,026**			**61,065**		
Total liabilities and equity	**887,154**			**881,024**			**865,553**		
Loans and other receivables[2]									
Australia	589,849	13,274	4.5	583,743	12,940	4.4	573,588	12,760	4.5
New Zealand	78,432	1,851	4.7	74,892	1,775	4.7	72,907	1,741	4.8
Other overseas	27,831	449	3.2	30,312	427	2.8	26,918	321	2.4
Deposits and other borrowings									
Australia	424,715	3,698	1.7	424,214	3,728	1.8	419,786	3,580	1.7
New Zealand	54,400	634	2.3	52,458	619	2.4	50,272	577	2.3
Other overseas	26,344	343	2.6	28,375	306	2.2	24,813	211	1.7

1 *The Group has adopted AASB 9 Financial Instruments and AASB 15 Revenue from Contracts with Customers from 1 October 2018. Statutory comparatives have not been restated. Refer to Note 1 in Section 4 for further detail. However, where applicable, cash earnings comparatives (excluding expected credit loss provisioning) have been restated to aid comparability. Refer to the cash earnings policy in Section 1.3.4 for further detail. In addition, during First Half 2019, the Group has made a number of presentational changes to the Balance Sheet and Income Statement. Both statutory and cash earnings comparatives have been restated. Refer to Note 1 in Section 4 for further detail.*

2 *For First Half 2019, loans and other receivables are net of Stage 3 provisions to reflect the adoption of AASB 9 where interest income is determined based on their carrying value, net of Stage 3 provisions. Stages 1 and 2 provisions were not included in the average interest earning assets balance as interest income is determined based on the gross value of loans and other receivables. For Second Half 2018 and First Half 2018, loans and receivables are net of provisions for impairment charges on loans as interest income is determined based on their carrying value, net of provisions for impairment charges on loans.*

3 *At 30 September 2018, derivatives assets were restated from $35,271 million to $26,761 million (31 March 2018: $34,130 million to $26,123 million), other assets were restated from $64,525 million to $60,854 million (31 March 2018: $64,102 million to $61,666 million), derivative liabilities were restated from $38,089 million to $25,955 million (31 March 2018: $36,916 million to $26,483 million) and other liabilities were restated from $13,096 million to $13,049 million (31 March 2018: $13,118 million to $13,108 million).*

4 *Includes property and equipment, intangible assets, deferred tax, non-interest bearing loans relating to mortgage offset accounts and all other non-interest bearing financial assets.*

5 *Includes net impact of Treasury balance sheet management activities and the Bank Levy.*

6 *Includes other financial liabilities, provisions, current and deferred tax liabilities and other liabilities.*

130 | Westpac Group 2019 Interim Financial Results Announcement

2019 Interim financial report Notes to the consolidated financial statements Note 9. Loans1 444,741 22,997 154,347 437,239 23,752 151,904 1 (2) (1) 2 (5) - 44,772 1,869 27,701 44,974 1,998 28,068 6 (1) 8 6 (7) 7 (2,814) (2,913) 29 25 1 The Group has adopted AASB 9 Financial Instruments and AASB 15 Revenue from Contracts with Customers from 1 October 2018. Statutory comparatives have not been restated. Refer to Note 1 in Section 4 for further detail. However, where applicable, cash earnings comparatives (excluding expected credit loss provisioning) have been restated to aid comparability. Refer to the cash earnings policy in Section 1.3.4 for further detail. In addition, during First Half 2019, the Group has made a number of presentational changes to the Balance Sheet and Income Statement. Both statutory and cash earnings comparatives have been restated. Refer to Note 1 in Section 4 for further detail. Margin lending and other have been included in Personal loans. Total net loans include securitised loans of $8,901 million as at 31 March 2019 ($7,135 million as at 30 September 2018 and $7,436 million as at 31 March 2018). The level of securitised loans excludes loans where Westpac is the holder of related debt securities. Total net loans include assets pledged for the covered bond programs of $37,548 million as at 31 March 2019 ($35,175 million as at 30 September 2018 and $34,106 million as at 31 March 2018). 2 3 4 Westpac Group 2019 Interim Financial Results Announcement | 131 $mNote As at As atAs at% Mov't% Mov't 30 Sept31 MarchMar 19 -Mar 19 - 20182018Sept 18Mar 18 31 March 2019 Australia Housing 447,164 Personal2 22,463 Business 152,424 Total Australia 622,051 622,085612,895-1 New Zealand Housing 47,499 Personal2 1,855 Business 29,990 Total New Zealand 79,344 74,34275,04076 Total other overseas 16,539 16,07716,37131 Total loans 717,934 712,504704,30612 Provisions for expected credit losses/Provisions for impairment charges on loans10 (3,637) Total net loans3,4 714,297 709,690701,39312

2019 Interim financial report
Notes to the consolidated financial statements

Note 10. Provisions for expected credit losses/impairment charges

Loans and credit commitments

The following table reconciles the 31 March 2019 provision for ECL on loans and commitments based on the requirements of AASB 9.

$m	Performing Stage 1	Performing Stage 2	Non performing CAP Stage 3	Non performing IAP Stage 3	Collectively assessed provisions	Individually assessed provisions	Total
Provision for impairment charges as at 30 September 2018	-	-	-	-	**2,631**	**422**	**3,053**
Restatement for adoption of AASB 9	877	1,884	850	422	(2,631)	(422)	980
Restated provision for ECL as at 1 October 2018	**877**	**1,884**	**850**	**422**	-	-	**4,033**
Net changes in provisions	34	(182)	457	94	-	-	403
Write-offs	-	-	(418)	(81)	-	-	(499)
Exchange rate and other adjustments	5	9	36	(2)	-	-	48
Total provision for ECL on loans and credit commitments as at 31 March 2019	**916**	**1,711**	**925**	**433**	-	-	**3,985**
Presented as:							
Provision for ECL on loans (Note 9)	762	1,525	921	429	-	-	3,637
Provision for ECL on credit commitments (Note 14)	154	186	4	4	-	-	348
Total provision for ECL on loans and credit commitments as at 31 March 2019	**916**	**1,711**	**925**	**433**	-	-	**3,985**
Total provision for ECL on loans and credit commitments as at 31 March 2019 of which:							
Housing	154	324	465	105	-	-	1,048
Personal	256	535	254	-	-	-	1,045
Business	506	852	206	328	-	-	1,892
Total provision for ECL on loans and credit commitments as at 31 March 2019	**916**	**1,711**	**925**	**433**	-	-	**3,985**

132 | Westpac Group 2019 Interim Financial Results Announcement

2019 Interim financial report
Notes to the consolidated financial statements

Note 10. Provisions for expected credit losses/impairment charges (continued)

As comparatives have not been restated for the adoption of AASB 9, the following table reconciles the 30 September 2018 and the 31 March 2018 provision for impairment charges on loans and credit commitments based on the requirements of AASB 139. In subsequent reporting periods, as AASB 9 will have been effective for this disclosure for all periods presented in the 2019 Interim Financial Report, this table will no longer be required.

$m	Half Year Sept 18	Half Year March 18
Individually assessed provisions		
Opening balance	471	480
Provisions raised	198	173
Write-backs	(83)	(67)
Write-offs	(165)	(104)
Interest adjustment	(4)	(7)
Other adjustments	5	(4)
Closing balance	**422**	**471**
Collectively assessed provisions		
Opening balance	2,694	2,639
Provisions raised	281	387
Write-offs	(428)	(430)
Interest adjustment	90	89
Other adjustments	(6)	9
Closing balance	**2,631**	**2,694**
Total provisions for impairment charges on loans and credit commitments	**3,053**	**3,165**
Less: provisions for credit commitments	(239)	(252)
Total provisions for impairment charges on loans (Note 9)	**2,814**	**2,913**

Investment Securities – debt securities

The following table reconciles the 31 March 2019 provision for ECL on debt securities based on the requirements of AASB 9.

	Half Year March 2019		
$m	Debt securities at FVOCI[1]	Debt securities at amortised cost	Total debt securities
Provision for impairment charges as at 30 September 2018	-	-	-
Restatement for adoption of AASB 9	2	9	11
Restated provision for ECL as at 1 October 2018	**2**	**9**	**11**
Stage 1 - change in the provision during the period	-	1	1
Net changes in provisions	-	1	1
Provision for ECL charges as at 31 March 2019	**2**	**10**	**12**

No impairment was provided for as at 30 September 2018 or 31 March 2018 for these securities which were previously classified as Available-for-sale securities under AASB 139 as no impairment had been incurred.

[1] *Impairment on debt securities at FVOCI is recognised in the income statement with a corresponding amount in other comprehensive income (Refer to Note 15). There is no reduction of the carrying value of the debt securities which remains at fair value.*

200 Westpac GROUP Westpac Group 2019 Interim Financial Results Announcement | 133

2019 Interim financial report
Notes to the consolidated financial statements

Note 10. Provisions for expected credit losses/impairment charges (continued)

Reconciliation of impairment charges

The following table details impairment charges for half year ending 31 March 2019 based on the requirements of AASB 9.

$m	Half Year March 2019
Provisions raised	
Net changes in provisions	404
Recoveries	(71)
Impairment charges	333
of which relates to:	
Loans and credit commitments	332
Debt securities at FVOCI	-
Debt securities at amortised cost	1
Impairment charges	333

As comparatives have not been restated for the adoption of AASB 9, the following table details impairment charges for half years ending 30 September 2018 and 31 March 2018 based on the requirements of AASB 139. In subsequent reporting periods, as AASB 9 will have been effective for this disclosure for all periods presented in the Interim Financial Report, this table will no longer be required.

$m	Half Year Sept 2018	Half Year March 2018
Reconciliation of impairment charges		
Individually assessed provisions raised	198	173
Write-backs	(83)	(67)
Recoveries	(79)	(100)
Collectively assessed provisions raised	281	387
Impairment charges	**317**	**393**

134 | Westpac Group 2019 Interim Financial Results Announcement

2019 Interim financial report
Notes to the consolidated financial statements

Note 11. Credit quality[1]

The loan and credit commitments balance in stage 3 (non-performing) is represented by those loans and credit commitments which are in default. A default occurs when Westpac considers that the customer is unlikely to repay its credit obligations in full, without recourse by the Group to actions such as realising security, or the customer is more than 90 days past due on any material credit obligation. This definition of default is aligned to the APRA regulatory definition of default and can be disaggregated into:

- Impaired loans (which is where the customer is unlikely to pay its credit obligations in full including restructured loans); and
- Items 90 days past due, or otherwise in default but not impaired.

Further detail of these balances is as follows:

Impaired loans and credit commitments

	Australia			New Zealand			Other overseas			Total		
$m	As at 31 March 2019	As at 30 Sept 2018	As at 31 March 2018	As at 31 March 2019	As at 30 Sept 2018	As at 31 March 2018	As at 31 March 2019	As at 30 Sept 2018	As at 31 March 2018	As at 31 March 2019	As at 30 Sept 2018	As at 31 March 2018
Housing and business:												
Gross amount	1,204	882	923	105	124	184	11	13	13	1,320	1,019	1,120
Impairment provisions[2]	(513)	(422)	(444)	(40)	(30)	(54)	(5)	(6)	(5)	(558)	(458)	(503)
Net	691	460	479	65	94	130	6	7	8	762	561	617
Personal greater than 90 days past due:												
Gross amount	379	358	368	19	12	17	-	1	1	398	371	386
Impairment provisions[3]	(215)	(179)	(172)	(17)	(9)	(13)	-	(1)	(1)	(232)	(189)	(186)
Net	164	179	196	2	3	4	-	-	-	166	182	200
Restructured:												
Gross amount	12	9	11	16	14	16	3	3	2	31	26	29
Impairment provisions[2]	(6)	(1)	(5)	(3)	(4)	(4)	(1)	(1)	(1)	(10)	(6)	(10)
Net	6	8	6	13	10	12	2	2	1	21	20	19
Total Impaired exposures:												
Gross amount	1,595	1,249	1,302	140	150	217	14	17	16	1,749	1,416	1,535
Impairment provisions[2,4]	(734)	(602)	(621)	(60)	(43)	(71)	(6)	(8)	(7)	(800)	(653)	(699)
Net	**861**	**647**	**681**	**80**	**107**	**146**	**8**	**9**	**9**	**949**	**763**	**836**

[1] *The Group has adopted AASB 9 Financial Instruments and AASB 15 Revenue from Contracts with Customers from 1 October 2018. Statutory comparatives have not been restated. Refer to Note 1 in Section 4 for further detail. However, where applicable, cash earnings comparatives (excluding expected credit loss provisioning) have been restated to aid comparability. Refer to the cash earnings policy in Section 1.3.4 for further detail. In addition, during First Half 2019, the Group has made a number of presentational changes to the Balance Sheet and Income Statement. Both statutory and cash earnings comparatives have been restated. Refer to Note 1 in Section 4 for further detail.*

[2] *Includes individually assessed provisions and collectively assessed provisions on impaired exposures.*

[3] *Includes collectively assessed provisions on impaired exposures.*

[4] *The impairment provision of $800 million for impaired exposures and the impairment provision of $558 million for items 90 days past due, or otherwise in default and not impaired equates to the stage 3 provisions for ECL on loans and credit commitments of $1,358 million.*

200 Westpac GROUP

Westpac Group 2019 Interim Financial Results Announcement | 135

2019 Interim financial report
Notes to the consolidated financial statements

Note 11. Credit quality (continued)

Items 90 days past due, or otherwise in default, but not impaired

$m	As at 31 March 2019	As at 30 Sept 2018	As at 31 March 2018	% Mov't Mar 19 - Sept 18	% Mov't Mar 19 - Mar 18
Australia	4,295	3,861	3,596	*11*	*19*
New Zealand	192	127	155	*51*	*24*
Other overseas	35	29	18	*21*	*94*
Total[1]	**4,522**	**4,017**	**3,769**	***13***	***20***

[1] *The impairment provision of $800 million for impaired exposures and the impairment provision of $558 million for items 90 days past due, or otherwise in default and not impaired equates to the stage 3 provisions for ECL on loans and credit commitments of $1,358 million.*

136 | Westpac Group 2019 Interim Financial Results Announcement

2019 Interim financial report
Notes to the consolidated financial statements

Note 12. Deposits and other borrowings

$m	As at 31 March 2019	As at 30 Sept 2018	As at 31 March 2018	% Mov't Mar 19 - Sept 18	% Mov't Mar 19 - Mar 18
Australia					
Certificates of deposit	31,123	28,746	30,387	8	2
Non-interest bearing, repayable at call	42,690	41,783	40,967	2	4
Other interest bearing at call	222,733	233,052	227,021	(4)	(2)
Other interest bearing term	168,313	171,832	161,864	(2)	4
Total Australia	**464,859**	**475,413**	**460,239**	**(2)**	**1**
New Zealand					
Certificates of deposit	858	1,116	521	(23)	65
Non-interest bearing, repayable at call	6,110	5,406	5,510	13	11
Other interest bearing at call	23,488	21,368	22,685	10	4
Other interest bearing term	31,918	29,897	29,661	7	8
Total New Zealand	**62,374**	**57,787**	**58,377**	**8**	**7**
Other overseas					
Certificates of deposit	11,383	11,672	14,765	(2)	(23)
Non-interest bearing, repayable at call	800	830	748	(4)	7
Other interest bearing at call	1,323	1,638	1,309	(19)	1
Other interest bearing term	14,268	11,945	12,298	19	16
Total other overseas	**27,774**	**26,085**	**29,120**	**6**	**(5)**
Total deposits and other borrowings	**555,007**	**559,285**	**547,736**	**(1)**	**1**
Deposits and other borrowings at fair value	43,119	41,178	45,337	5	(5)
Deposits and other borrowings at amortised cost	511,888	518,107	502,399	(1)	2
Total deposits and other borrowings	**555,007**	**559,285**	**547,736**	**(1)**	**1**

200 Westpac GROUP Westpac Group 2019 Interim Financial Results Announcement | 137

2019 Interim financial report
Notes to the consolidated financial statements

Note 13. Fair values of financial assets and liabilities

Fair Valuation Control Framework

The Group uses a Fair Valuation Control Framework where the fair value is either determined or validated by a function independent of the transaction. This framework formalises the policies and procedures used to achieve compliance with relevant accounting, industry and regulatory standards. The framework includes specific controls relating to:

- the revaluation of financial instruments;
- independent price verification;
- fair value adjustments; and
- financial reporting.

A key element of the Framework is the Revaluation Committee, comprising senior valuation specialists from within the Group. The Revaluation Committee reviews the application of the agreed policies and procedures to assess that a fair value measurement basis has been applied.

The method of determining fair value differs depending on the information available.

Fair value hierarchy

A financial instrument's categorisation within the valuation hierarchy is based on the lowest level input that is significant to the fair value measurement.

The Group categorises all fair value instruments according to the hierarchy described as follows.

Valuation techniques

The Group applies market accepted valuation techniques in determining the fair valuation of over the counter (OTC) derivatives. This includes credit valuation adjustments (CVA) and funding valuation adjustments (FVA), which incorporate credit risk and funding costs and benefits that arise in relation to uncollateralised derivative positions, respectively.

The specific valuation techniques, the observability of the inputs used in valuation models and the subsequent classification for each significant product category are outlined as follows:

Level 1 instruments

The fair value of financial instruments traded in active markets based on recent unadjusted quoted prices. These prices are based on actual arm's length basis transactions.

The valuations of Level 1 instruments require little or no management judgement.

Instrument	Balance sheet category	Includes:	Valuation
Exchange traded products	Derivatives	Exchange traded interest rate futures and options and commodity, energy and carbon futures	All these instruments are traded in liquid, active markets where prices are readily observable. No modelling or assumptions are used in the valuation.
Foreign exchange products	Derivatives	FX spot and futures contracts	
Equity products	Derivatives Trading securities and financial assets measured at FVIS Other financial liabilities	Listed equities and equity indices	
Non-asset backed debt instruments	Trading securities and financial assets measured at FVIS Available-for-sale securities/ Investment securities Other financial liabilities	Australian Commonwealth and New Zealand government bonds	
Life insurance assets and liabilities	Life insurance assets Life insurance liabilities	Listed equities, exchange traded derivatives and short sale of listed equities within controlled managed investment schemes	

138 | Westpac Group 2019 Interim Financial Results Announcement

2019 Interim financial report
Notes to the consolidated financial statements

Note 13. Fair values of financial assets and liabilities (continued)

Level 2 instruments

The fair value for financial instruments that are not actively traded are determined using valuation techniques which maximise the use of observable market prices. Valuation techniques include:

- the use of market standard discounting methodologies;
- option pricing models; and
- other valuation techniques widely used and accepted by market participants.

Instrument	Balance sheet category	Includes:	Valuation
Interest rate products	Derivatives	Interest rate and inflation swaps, swaptions, caps, floors, collars and other non-vanilla interest rate derivatives	Industry standard valuation models are used to calculate the expected future value of payments by product, which is discounted back to a present value. The model's interest rate inputs are benchmark interest rates and active broker quoted interest rates in the swap, bond and future markets. Interest rate volatilities are sourced from brokers and consensus data providers. If consensus prices are not available, these are classified as Level 3 instruments.
Foreign exchange products	Derivatives	FX swap, FX forward contracts, FX options and other non-vanilla FX derivatives	Derived from market observable inputs or consensus pricing providers using industry standard models.
Other credit products	Derivatives	Single Name and Index credit default swaps (CDS)	Valued using an industry standard model that incorporates the credit spread as its principal input. Credit spreads are obtained from consensus data providers. If consensus prices are not available, these are classified as Level 3 instruments.
Commodity products	Derivatives	Commodity, energy and carbon derivatives	Valued using industry standard models. The models calculate the expected future value of deliveries and payments and discounts them back to a present value. The model inputs include forward curves, volatilities implied from market observable inputs, discount curves and underlying spot and futures prices. The significant inputs are market observable or available through a consensus data service. If consensus prices are not available, these are classified as Level 3 instruments.
Equity products	Derivatives	Exchange traded equity options, OTC equity options and equity warrants	Due to low liquidity exchange traded options are Level 2. Valued using industry standard models based on observable parameters such as stock prices, dividends, volatilities and interest rates.
Asset backed debt instruments	Trading securities and financial assets measured at FVIS Available-for-sale securities/ Investment securities	Australian residential mortgage backed securities (RMBS) denominated in Australian dollar and other asset backed securities (ABS)	Valued using an industry approach to value floating rate debt with prepayment features. Australian RMBS are valued using prices sourced from a consensus data provider. If consensus prices are not available these are classified as Level 3 instruments.

200 | Westpac GROUP
Westpac Group 2019 Interim Financial Results Announcement | 139

2019 Interim financial report
Notes to the consolidated financial statements

Note 13. Fair values of financial assets and liabilities (continued)

Level 2 instruments (continued)

Instrument	Balance sheet category	Includes:	Valuation
Non-asset backed debt instruments	Trading securities and financial assets measured at FVIS Available-for-sale securities/ Investment securities Other financial liabilities	State and other government bonds, corporate bonds and commercial paper Security repurchase agreements and reverse repurchase agreements over non-asset backed debt securities	Valued using observable market prices, which are sourced from independent pricing services, broker quotes or inter-dealer prices.
Loans at fair value	Loans	Fixed rate bills and syndicated loans	Discounted cash flow approach, using a discount rate which reflects the terms of the instrument and the timing of cash flows, adjusted for creditworthiness, or expected sale amount.
Certificates of deposit	Deposits and other borrowings	Certificates of deposit	Discounted cash flow using market rates offered for deposits of similar remaining maturities.
Debt issues at fair value	Debt issues	Debt issues	Discounted cash flows, using a discount rate which reflects the terms of the instrument and the timing of cash flows adjusted for market observable changes in Westpac's implied credit worthiness.
Life insurance assets and liabilities	Life insurance assets Life insurance liabilities	Corporate bonds, over the counter derivatives, units in unlisted unit trusts, life insurance contract liabilities, life investment contract liabilities and external liabilities of managed investment schemes controlled by statutory life funds	Valued using observable market prices or other widely used and accepted valuation techniques utilising observable market input.

Level 3 instruments

Financial instruments valued where at least one input that could have a significant effect on the instrument's valuation is not based on observable market data due to illiquidity or complexity of the product. These inputs are generally derived and extrapolated from other relevant market data and calibrated against current market trends and historical transactions.

These valuations are calculated using a high degree of management judgement.

Instrument	Balance sheet category	Includes:	Valuation
Asset backed debt instruments	Trading securities and financial assets measured at FVIS	Collateralised loan obligations	As prices for these securities are not available from a consensus provider these are revalued based on third party revaluations (lead manager or inter-dealer). Due to their illiquidity and/or complexity they are classified as Level 3 assets.
Non-asset backed debt instruments	Trading securities and financial assets measured at FVIS Available-for-sale securities/ Investment securities	Offshore non-asset backed debt instruments and debt securities issued via private placement	These securities are evaluated by an independent pricing service or based on third party revaluations. Due to their illiquidity and/or complexity these are classified as Level 3 assets.
Equity investments	Trading securities and Financial assets measured at FVIS Available-for-sale securities/ Investment securities	Investments in unlisted funds, boutique investment management companies, and strategic equity investments	Valued using valuation techniques appropriate to the investment, including the use of recent arm's length transactions where available, discounted cash flow approach, reference to the net assets of the entity or to the most recent fund unit pricing. Due to their illiquidity, complexity and/or use of unobservable inputs into valuation models, they are classified as Level 3 assets.

140 | Westpac Group 2019 Interim Financial Results Announcement
200 Westpac GROUP

2019 Interim financial report
Notes to the consolidated financial statements

Note 13. Fair values of financial assets and liabilities (continued)[1]

The following table summarises the attribution of financial instruments measured at fair value to the fair value hierarchy:

$m As at 31 March 2019	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value on a recurring basis				
Trading securities and financial assets measured at FVIS	10,039	19,037	231	29,307
Derivative financial instruments	10	21,735	20	21,765
Investment securities	10,796	56,816	112	67,724
Loans	-	394	19	413
Life insurance assets	1,255	8,119	-	9,374
Total financial assets measured at fair value on a recurring basis	**22,100**	**106,101**	**382**	**128,583**
Financial liabilities measured at fair value on a recurring basis				
Deposits and other borrowings (at fair value)	-	43,119	-	43,119
Other financial liabilities (at fair value)	211	4,715	-	4,926
Derivative financial instruments	10	23,344	30	23,384
Debt issues (at fair value)	-	3,934	-	3,934
Life insurance liabilities	-	7,503	-	7,503
Total financial liabilities measured at fair value on a recurring basis	**221**	**82,615**	**30**	**82,866**
As at 30 Sept 2018				
Financial assets measured at fair value on a recurring basis				
Trading securities and financial assets measured at FVIS	8,958	13,844	330	23,132
Derivative financial instruments	20	24,066	15	24,101
Available-for-sale securities	11,996	48,504	619	61,119
Loans[2]	-	546	-	546
Life insurance assets	1,345	8,105	-	9,450
Total financial assets measured at fair value on a recurring basis	**22,319**	**95,065**	**964**	**118,348**
Financial liabilities measured at fair value on a recurring basis				
Deposits and other borrowings (at fair value)	-	41,178	-	41,178
Other financial liabilities (at fair value)	496	3,801	-	4,297
Derivative financial instruments	76	24,325	6	24,407
Debt issues (at fair value)	-	3,355	-	3,355
Life insurance liabilities	-	7,597	-	7,597
Total financial liabilities measured at fair value on a recurring basis	**572**	**80,256**	**6**	**80,834**
As at 31 March 2018				
Financial assets measured at fair value on a recurring basis				
Trading securities and financial assets measured at FVIS	5,578	15,524	491	21,593
Derivative financial instruments	30	26,862	12	26,904
Available-for-sale securities	11,350	52,924	583	64,857
Loans[2]	-	914	-	914
Life insurance assets	2,681	7,800	-	10,481
Total financial assets measured at fair value on a recurring basis	**19,639**	**104,024**	**1,086**	**124,749**
Financial liabilities measured at fair value on a recurring basis				
Deposits and other borrowings (at fair value)	-	45,337	-	45,337
Other financial liabilities (at fair value)	375	5,215	-	5,590
Derivative financial instruments	22	24,038	6	24,066
Debt issues (at fair value)	-	4,031	-	4,031
Life insurance liabilities	-	8,763	-	8,763
Total financial liabilities measured at fair value on a recurring basis	**397**	**87,384**	**6**	**87,787**

[1] *The Group has adopted AASB 9 Financial Instruments and AASB 15 Revenue from Contracts with Customers from 1 October 2018. Statutory comparatives have not been restated. Refer to Note 1 in Section 4 for further detail. However, where applicable, cash earnings comparatives (excluding expected credit loss provisioning) have been restated to aid comparability. Refer to the cash earnings policy in Section 1.3.4 for further detail. In addition, during First Half 2019, the Group has made a number of presentational changes to the Balance Sheet and Income Statement. Both statutory and cash earnings comparatives have been restated. Refer to Note 1 in Section 4 for further detail.*

[2] *As at 30 September 2018, loans measured at fair value were restated from $3,250 million to $546 million (31 March 2018: from $3,789 million to $914 million).*

200 | Westpac GROUP
Westpac Group 2019 Interim Financial Results Announcement | 141

2019 Interim financial report
Notes to the consolidated financial statements

Note 13. Fair values of financial assets and liabilities (continued)

Analysis of movements between Fair Value Hierarchy Levels[1]

This table summarises the changes in financial instruments measured at fair value derived from non-market observable valuation techniques (Level 3):

	Half Year March 19						
$m	Trading securities and financial assets measured at FVIS	Available-for-sale securities	Investment securities	Other[2]	Total Level 3 assets	Derivatives	Total Level 3 liabilities
Balance as at 1 October 2018	**330**	**619**	**-**	**15**	**964**	**6**	**6**
Impact on adoption of AASB 9	4	(619)	109	14	(492)	-	-
Restated opening balance	**334**	**-**	**109**	**29**	**472**	**6**	**6**
Gains/(losses) on assets and (gains)/losses on liabilities recognised in:							
Income statements	26	-	-	5	31	4	4
Other comprehensive income	-	-	-	-	-	-	-
Acquisitions and issues	47	-	9	8	64	3	3
Disposals and settlements	(183)	-	(6)	(1)	(190)	(1)	(1)
Transfers into or out of non-market observables	-	-	-	(2)	(2)	18	18
Foreign currency translation impacts	7	-	-	-	7	-	-
Balance as at 31 March 2019	**231**	**-**	**112**	**39**	**382**	**30**	**30**
Unrealised gains/(losses) recognised in the income statement for financial instrument held as at 31 March 2019	24	-	-	8	32	(7)	(7)

Transfers into and out of Level 3 have occurred due to changes in observability in the significant inputs into the valuation models used to determine the fair value of the related financial instruments. Transfers in and transfers out are reported using the end of period fair values.

Significant unobservable inputs

Sensitivities to reasonably possible changes in non-market observable valuation assumptions would not have a material impact on the Group's reported results.

Day one profit or loss

The closing balance of unrecognised day one profit for the period was $4 million (30 September 2018: $4 million profit).

[1] *The Group has adopted AASB 9 Financial Instruments and AASB 15 Revenue from Contracts with Customers from 1 October 2018. Statutory comparatives have not been restated. Refer to Note 1 in Section 4 for further detail. However, where applicable, cash earnings comparatives (excluding expected credit loss provisioning) have been restated to aid comparability. Refer to the cash earnings policy in Section 1.3.4 for further detail. In addition, during First Half 2019, the Group has made a number of presentational changes to the Balance Sheet and Income Statement. Both statutory and cash earnings comparatives have been restated. Refer to Note 1 in Section 4 for further detail.*

[2] *Other is comprised of derivative financial assets and certain loans.*

142 | Westpac Group 2019 Interim Financial Results Announcement

2019 Interim financial report
Notes to the consolidated financial statements

Note 13. Fair values of financial assets and liabilities (continued)

Financial instruments not measured at fair value[1]

The following table summarises the estimated fair value of financial instruments not measured at fair value for the Group:

	As at 31 March 2019		As at 30 Sept 2018		As at 31 March 2018	
$m	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets not measured at fair value						
Cash and balances with central banks	19,486	19,486	26,788	26,788	21,932	21,932
Collateral paid	6,103	6,103	4,787	4,787	3,835	3,835
Investment securities	812	812	-	-	-	-
Loans[2]	713,884	714,341	709,144	709,446	700,479	700,780
Other financial assets	6,444	6,444	5,517	5,517	6,035	6,035
Total financial assets not measured at fair value	**746,729**	**747,186**	**746,236**	**746,538**	**732,281**	**732,582**
Financial liabilities not measured at fair value						
Collateral received	1,889	1,889	2,184	2,184	3,331	3,331
Deposits and other borrowings	511,888	512,544	518,107	518,791	502,399	503,095
Other financial liabilities	24,087	24,087	23,808	23,808	24,160	24,160
Debt issues[3]	184,825	185,423	169,241	170,060	170,107	171,221
Loan capital	16,736	16,655	17,265	17,438	18,333	18,571
Total financial liabilities not measured at fair value	**739,425**	**740,598**	**730,605**	**732,281**	**718,330**	**720,378**

A detailed description of how fair value is derived for financial instruments not measured at fair value is disclosed in Note 23 of the 2018 Annual Report.

1 *The Group has adopted AASB 9 Financial Instruments and AASB 15 Revenue from Contracts with Customers from 1 October 2018. Statutory comparatives have not been restated. Refer to Note 1 in Section 4 for further detail. However, where applicable, cash earnings comparatives (excluding expected credit loss provisioning) have been restated to aid comparability. Refer to the cash earnings policy in Section 1.3.4 for further detail. In addition, during First Half 2019, the Group has made a number of presentational changes to the Balance Sheet and Income Statement. Both statutory and cash earnings comparatives have been restated. Refer to Note 1 in Section 4 for further detail.*
2 *As at 30 September 2018, loans measured at amortised cost were restated from $706,440 million to $709,144 million (31 March 2018: from $697,604 million to $700,479 million). Accordingly, the fair value estimates were also restated from $706,742 million to $709,446 million (31 March 2018: from $697,905 million to $700,780 million).*
3 *The estimated fair value of debt issues includes the impact of changes in Westpac's credit spreads since origination.*

200 | Westpac GROUP
Westpac Group 2019 Interim Financial Results Announcement | 143

2019 Interim financial report
Notes to the consolidated financial statements

Note 14. Provisions, contingent liabilities, contingent assets and credit commitments

Provisions are recognised for present obligations arising from past events where a payment (or other economic transfer) is likely to be necessary to settle the obligation and can be reliably estimated. Provisions raised by the Group are set out in the table in the "Provisions" section below. Where it is not probable there will be an outflow of economic resources or where a liability cannot be reliably estimated a contingent liability may exist.

Provisions

$m	Long service leave	Annual leave and other employee benefits	Litigation and non-lending losses	Provision for impairment on credit commitments[1]	Leasehold	Restructuring	Compliance, regulation and remediation	Total
Balance at 30 September 2018	**417**	699	53	239	**24**	**27**	469	**1,928**
Impact on adoption of AASB 9	-	-	-	98	-	-	-	98
Restated opening balance	**417**	699	53	337	**24**	**27**	469	**2,026**
Additions	42	488	20	11	7	176	970	1,714
Utilisation	(22)	(718)	(40)	-	(2)	(26)	(124)	(932)
Reversal of unutilised provisions	-	(10)	-	-	-	-	(35)	(45)
Unwinding of discount	-	-	-	-	-	-	-	-
Other	1	-	-	-	-	-	-	1
Balance at 31 March 2019	**438**	459	33	348	**29**	**177**	1,280	**2,764**

Compliance, regulation and remediation provisions

Provisions for the First Half 2019 in respect of compliance, regulation and remediation include:

- customer refunds associated with certain ongoing advice service fees charged by the Group's salaried financial planners;
- estimated customer refunds associated with certain ongoing advice service fees charged by authorised representatives of the Group's wholly owned subsidiaries Securitor Financial Group (Securitor) Limited and Magnitude Group Pty Ltd (Magnitude);
- refunds for certain consumer and business customers that had interest only loans that did not automatically switch, when required, to principal and interest loans; and
- refunds to certain business customers who were provided with business loans where they should have been provided with loans covered by the National Consumer Credit Protection Act.

Customer refunds associated with certain ongoing advice service fees charged by the Group's salaried financial planners

Westpac previously estimated a provision of $140 million for customer refunds associated with certain ongoing advice service fees charged by the Group's salaried financial planners during the period 2008 to 2017. As announced on 25 March 2019, Westpac has raised an additional provision of $128 million in 1H19 to reflect an increase in the estimated proportion of instances where records of financial advice were insufficient for the purposes of the remediation, together with associated interest and program costs bringing the total provision for these customer refunds to $229 million. From the total amount provided for, $29 million has been paid to customers to balance date.

A number of estimates have been used and judgements have been applied in determining the additional provision in 1H19. These include:

- Total fees received by the Group in respect of salaried financial planners in the period 2008 to 2017 were approximately $534 million; and
- The proportion of total fees that are estimated to be refunded is 28%. The key assumption in this estimate relates to the nature and extent of records to evidence that services were provided.

The provision includes estimated interest and estimated program costs.

[1] *The Group has adopted AASB 9 Financial Instruments and AASB 15 Revenue from Contracts with Customers from 1 October 2018. Statutory comparatives have not been restated. Refer to Note 1 in Section 4 for further detail. However, where applicable, cash earnings comparatives (excluding expected credit loss provisioning) have been restated to aid comparability. Refer to the cash earnings policy in Section 1.3.4 for further detail. In addition, during First Half 2019, the Group has made a number of presentational changes to the Balance Sheet and Income Statement. Both statutory and cash earnings comparatives have been restated. Refer to Note 1 in Section 4 for further detail.*

144 | Westpac Group 2019 Interim Financial Results Announcement

2019 Interim financial report Notes to the consolidated financial statements Note 14. Provisions, contingent liabilities, contingent assets and credit commitments (continued) Ongoing advice service fees charged by authorised representatives of Securitor and Magnitude The Group has estimated customer remediation costs (including interest on refunded fees and additional costs to implement the remediation program) where customers of authorised representatives of the Group's wholly owned subsidiaries Securitor and Magnitude paid ongoing advice service fees to those representatives and where it is not clear that the services were provided. The ongoing advice service fees were charged during the period from 2008 to 2018. The Group is focused on identifying and making refunds to affected customers as soon as possible and anticipates that it will commence remediation for affected customers of authorised representatives still operating under the Magnitude and Securitor licences in the Group's Second Half 2019 . There are challenges involved in determining the extent of the services provided by authorised representatives who are no longer operating under the Magnitude and Securitor licences because, amongst other things, many of the former authorised representatives' files have been difficult to access particularly where authorised representatives have ceased operating under the Group’s licences or have left the industry. As a result, we have conducted sample based reviews in order to develop an estimate of fees that may need to be refunded. The insights from these reviews have informed a number of the estimates that have been used and the judgements which have been applied in estimating the provision of $510 million at 31 March 2019. They include: Total fees received by authorised representatives from their customers in the period 2008 to 2018 were approximately $966 million; and The proportion of fees that are estimated to be refundable under the current proposed remediation methodology is 31%. The key assumptions in this estimate include: - The basis for refunding customers of the authorised representatives; and - The nature, extent and availability of records to evidence that service was provided. The provision includes estimated interest and estimated program costs. Westpac is also yet to finalise its remediation approach which may change following industry and regulator discussions. It is possible that the final outcome could be below or above the provision, if the actual outcome differs to the assumptions used in estimating the provision. Remediation processes may change over time as further facts emerge and such changes could result in a change to the final exposure. Restructuring provisions On 19 March 2019, the Group announced that it was: realigning its major BT businesses into the Consumer and Business Bank; exiting the provision of personal financial advice by Westpac Group salaried financial planners and authorised representatives; moving to a referral model for financial advice by utilising a panel of advisers or adviser firms; and entering into a sale agreement as part of the exit with Viridian Advisory, that would see many BT Financial Advice ongoing advice customers offered an opportunity to transfer to Viridian Advisory. A number of the Group’s salaried financial advisers and support staff will transition to Viridian from the anticipated completion date of 30 June 2019. Some authorised representatives may also move to Viridian by 30 September 2019. Other provisions The Group also holds certain provisions relating to previously claimed research and development tax incentives. Contingent liabilities Contingent liabilities are possible obligations whose existence will be confirmed only by uncertain future events and present obligations where the transfer of economic resources is not probable or cannot be reliably measured. Contingent liabilities are not recognised on the balance sheet but are disclosed unless the outflow of economic resource is remote. Regulatory actions Regulators and other bodies routinely conduct reviews involving the financial services sector, both in Australia and overseas. These reviews may consider a range of subject matters, and in Australia, a number of reviews have recently considered, and continue to consider, potential misconduct in credit and financial services. Westpac Group 2019 Interim Financial Results Announcement | 145

2019 Interim financial report Notes to the consolidated financial statements Note 14. Provisions, contingent liabilities, contingent assets and credit commitments (continued) Domestic regulators such as ASIC, APRA, ACCC, AUSTRAC and the ATO, as well as certain international regulators such as the Hong Kong Monetary Authority, Monetary Authority of Singapore and National Futures Association in the U.S. are also currently conducting reviews and inquiries (some of which are industry-wide) that currently involve or may involve the Group in the future. These reviews are separately considering a range of matters, including matters such as responsible lending, the pricing of residential mortgages, the provision of financial advice, anti-money laundering and counter-terrorism financing processes and procedures, and financial markets conduct. Westpac has also received various notices and requests for information from regulators as part of both industry-wide and Westpac-specific reviews and inquiries. These reviews and inquiries, which may be conducted by a regulator, and in some cases also an external third party assurance provider retained either by the regulator or by the Group (including where a matter has been self-identified by the Group), may result in litigation (including class action proceedings against the Group), fines, penalties, revocation, suspension or variation of conditions of relevant regulatory licences or other enforcement or administrative action being taken by regulators or other parties. An assessment of the likely cost to the Group of these reviews and actions has been made on a case-by-case basis for the purpose of the financial statements but cannot always be reliably estimated. A regulatory review currently being conducted relates to International Funds Transfer Instructions (IFTIs) required to be reported under Australia's AML/CTF Act. Under the relevant legislation, the 'sender' financial institution of an IFTI transmitted out of Australia, or the 'recipient' financial institution of an IFTI transmitted into Australia, is required to report the IFTI to AUSTRAC within ten business days of the instruction being sent or received. The Group has self-reported to AUSTRAC a failure to report a large number of IFTIs. The majority of these IFTIs concern batch instructions received by Westpac through one WIB product between 2009 and 2018 from a small number of correspondent banks for payments made predominantly to beneficiaries living in Australia in Australian dollars. Through the product, Westpac facilitates payments on behalf of clients of certain of its correspondent banks. The majority of the payments are low value, recurring and made by Government pension funds and corporates. As reported in the Group's 2018 Annual Report, the Group is continuing to work with AUSTRAC to remediate the failure to report IFTIs. AUSTRAC is investigating this matter and, over the last six months, has issued a number of detailed notices requiring the production of documents and information. Further details regarding the consequences of the failure to comply with financial crime obligations, which could include regulatory enforcement action by AUSTRAC and other regulators, including litigation, resulting in fines and/or penalties, is set out in the Risk Factors section of this report. No provision has been raised for this matter including in relation to any potential regulatory enforcement action. Litigation There are ongoing Court proceedings, claims and possible claims for and against the Group. Contingent liabilities exist in respect of actual and potential claims and proceedings, including those listed below. An assessment of the Group's likely loss has been made on a case-by-case basis for the purpose of the financial statements but cannot always be reliably estimated, including in relation to those listed below. On 1 March 2017, ASIC commenced litigation in relation to certain Westpac home loans (including certain interest only loans) alleging contraventions of the National Consumer Credit Protection Act 2009 (Cth). On 4 September 2018, Westpac and ASIC agreed to settle the proceedings on the basis of a proposed $35 million penalty and declarations that Westpac contravened the National Consumer Credit Protection Act 2009 (Cth). The proposed settlement was subject to Court approval. However, on 13 November 2018, the Court did not approve the proposed settlement. Accordingly, the proceedings remain on foot. The trial is scheduled for May 2019. While Westpac had previously provided for this matter on the basis of the agreed settlement, since this settlement was not approved this provision was written-back. No provision has been recognised in relation to this matter. On 22 December 2016, ASIC commenced Federal Court proceedings against BT Funds Management Limited and Westpac Securities Administration Limited (WSAL) in relation to a number of superannuation account consolidation campaigns conducted between 2013 and 2016. ASIC has alleged that in the course of some of these campaigns, customers were provided with personal advice in contravention of a number of Corporations Act 2001 (Cth) provisions. ASIC selected 15 specific customers as the focus of their claim. Judgment was handed down on 21 December 2018. The Court found that no personal advice had been provided and that BTFM and WSAL did not contravene the relevant personal advice provisions. The Court also found that BTFM and WSAL had each contravened Section 912A(1)(a) of the Corporations Act insofar as they had failed to do all things necessary to ensure that financial services were provided efficiently, honestly and fairly through the adoption of the relevant training and coaching frameworks used in certain superannuation consolidation campaigns. In February 2019, ASIC filed an appeal. Westpac has cross-appealed the Section 912A(1)(a) finding. The appeal is expected to be heard later this year. No provision has been recognised in relation to this matter. 146 | Westpac Group 2019 Interim Financial Results Announcement

2019 Interim financial report Notes to the consolidated financial statements Note 14. Provisions, contingent liabilities, contingent assets and credit commitments (continued) In August 2016, a class action was filed in the United States District Court for the Southern District of New York against Westpac and a large number of Australian and international banks alleging misconduct in relation to the bank bill swap reference rate. On 26 November 2018, the US Court delivered its judgment on the Motion to Dismiss the US BBSW class action proceedings, with the case against Westpac and certain other foreign banks being dismissed on the basis that the Court does not have jurisdiction to hear the case. In April 2019, the Plaintiffs filed an amended claim, which brings Westpac back into the proceedings. Westpac is continuing to defend the proceedings. No provision has been recognised in relation to this matter. On 12 October 2017, a class action against Westpac and Westpac Life Insurance Services Limited (WLIS) was filed in the Federal Court of Australia. The class action was filed on behalf of customers who, since February 2011, obtained insurance issued by WLIS on the recommendation of certain financial advisers employed within the Westpac Group. The plaintiffs have alleged that aspects of the financial advice provided by those advisers breached fiduciary and statutory duties owed to the advisers' clients, including the duty to act in the best interests of the client and that WLIS was knowingly involved in those alleged breaches. Westpac and WLIS are defending the proceedings. These proceedings are currently stayed by order of the Court, pending the outcome of an appeal concerning a procedural issue unrelated to the substantive claims made in the class action. No provision has been recognised in relation to this matter. On 21 February 2019, a class action against Westpac was filed in the Federal Court of Australia. The Court documents provide limited details, however, the claims appear to allege that Westpac did not comply with its responsible lending obligations and entered into certain home loans that it should otherwise have assessed as unsuitable. The allegations include that Westpac failed to properly verify customer expenses for the period from 1 January 2011 onwards, and did not properly assess repayments for interest only loans for the period from 1 January 2011 to August 2015. Westpac is defending the proceedings. No provision has been recognised in relation to this matter. Internal reviews, remediation and customer complaints Westpac is currently undertaking a number of reviews to identify and resolve prior issues that have the potential to impact our customers and reputation. These internal reviews have identified, and may continue to identify, issues in respect of which we are, or will be, taking steps to put things right (including in relation to areas of industry focus such as compliance with responsible lending obligations and the way some product terms and conditions are operationalised) so that our customers are not at a disadvantage from certain past practices. By undertaking these reviews we can also improve our processes and controls. An assessment of the Group's likely loss has been made on a case-by-case basis for the purpose of the financial statements but cannot always be reliably estimated. Contingent liabilities may exist in respect of actual or potential claims, compensation payments and/or refunds identified as part of these reviews. Australian Financial Complaints Authority Contingent liabilities may also exist in relation to customer complaints that will be brought before the Australian Financial Complaints Authority (AFCA). AFCA has the power to make determinations about complaints and can award compensation up to certain thresholds. AFCA has a broader jurisdiction than previous dispute resolution bodies which it has replaced and, up until 30 June 2020, can also consider customer complaints dating back to 1 January 2008. Financial Claims Scheme Under the Financial Claims Scheme (FCS) the Australian Government provides depositors a free guarantee of deposits in eligible ADIs up to and including $250,000. The FCS applies to an eligible ADI if APRA has applied for the winding up of the ADI and the responsible Australian Government minister has declared that the FCS applies to the ADI. The Financial Claims Scheme (ADIs) Levy Act 2008 provides for the imposition of a levy to fund the excess of certain APRA FCS costs connected to an ADI, including payments by APRA to deposit holders in a failed ADI. The levy would be imposed on liabilities of eligible ADIs to their depositors and cannot be more than 0.5% of the amount of those liabilities. A contingent liability may exist in respect of any levy imposed under the FCS. Contingent tax risk Tax and regulatory authorities are reviewing the taxation treatment of certain transactions (including both historical and present-day transactions) undertaken by the Group in the course of normal business activities and the claiming of tax incentives and GST. The Group also responds to various notices and requests for information it receives from tax and regulatory authorities. Risk reviews and audits are also being undertaken by revenue authorities in other jurisdictions, as part of normal revenue authority activity in those countries. These reviews, notices and requests may result in additional tax liabilities (including interest and penalties). Westpac Group 2019 Interim Financial Results Announcement | 147

2019 Interim financial report
Notes to the consolidated financial statements

Note 14. Provisions, contingent liabilities, contingent assets and credit commitments (continued)

The Group has assessed these and other taxation claims arising in Australia and elsewhere, including seeking independent advice.

Settlement risk

The Group is subject to a credit risk exposure in the event that another counterparty fails to settle for its payments clearing activities (including foreign exchange). The Group seeks to minimise credit risk arising from settlement risk in the payments system by aligning our processing method with the legal certainty of settlement in the relevant clearing mechanism.

Parent Entity guarantees and undertakings

The Parent Entity makes the following guarantees and undertakings to subsidiaries:

- letters of comfort for certain subsidiaries which recognise that Westpac has a responsibility that those subsidiaries continue to meet their obligations; and
- guarantees to certain wholly owned subsidiaries which are Australian financial services or credit licensees to comply with legislative requirements. Each guarantee is capped at $40 million per year and can only be utilised if the entity concerned becomes legally obliged to pay for a claim under the relevant licence. The Parent Entity has a right to recover any funds payable under the guarantees from the relevant subsidiary.

Contingent assets

The credit commitments shown in the following table also constitute contingent assets. These commitments would be classified as loans in the balance sheet on the contingent event occurring.

Undrawn credit commitments

The Group enters into various arrangements with customers which are only recognised in the balance sheet when called upon. These arrangements include commitments to extend credit, bill endorsements, financial guarantees, standby letters of credit and underwriting facilities.

They expose the Group to liquidity risk when called upon and also to credit risk if the customer fails to repay the amounts owed at the due date. The maximum exposure to credit loss is the contractual or notional amount of the instruments. Some of the arrangements can be cancelled by the Group at any time and a significant portion is expected to expire without being drawn. The actual required liquidity and credit risk exposure is therefore less than the amounts disclosed.

The Group uses the same credit policies when entering into these arrangements as it does for on-balance sheet instruments. Refer to Note 22 of the 2018 Annual Report for the year ended 30 September 2018 for further details of liquidity risk and credit risk management.

Undrawn credit commitments excluding derivatives are as follows:

$m	As at 31 March 2019	As at 30 Sept 2018	As at 31 March 2018	*% Mov't Mar 19 - Sept 18*	*% Mov't Mar 19 - Mar 18*
Undrawn credit commitments					
Letters of credit and guarantees[1]	15,804	15,585	15,306	*1*	*3*
Commitments to extend credit[2]	176,242	174,658	176,258	*1*	*-*
Other	431	154	249	*180*	*73*
Total undrawn credit commitments	**192,477**	**190,397**	**191,813**	***1***	***-***

[1] *Standby letters of credit are undertakings to pay, against presentation documents, an obligation in the event of a default by a customer. Guarantees are unconditional undertakings given to support the obligations of a customer to third parties. The Group may hold cash as collateral for certain guarantees issued.*

[2] *Commitments to extend credit include all obligations on the part of the Group to provide credit facilities. As facilities may expire without being drawn upon, the notional amounts do not necessarily reflect future cash requirements. In addition to the commitments disclosed above, at 31 March 2019 the Group had offered $5.5 billion (30 September 2018: $5.7 billion; 31 March 2018: $4.6 billion) of facilities to customers, which had not yet been accepted.*

148 | Westpac Group 2019 Interim Financial Results Announcement

2019 Interim financial report
Notes to the consolidated financial statements

Note 15. Shareholders' equity

$m	As at 31 March 2019	As at 30 Sept 2018	As at 31 March 2018
Share capital			
Ordinary share capital, fully paid	36,351	36,054	35,168
Restricted Share Plan (RSP) treasury shares held[1]	(569)	(505)	(504)
Other treasury shares held[2]	12	12	(61)
Total treasury shares held	(557)	(493)	(565)
Total share capital	35,794	35,561	34,603
Non-controlling interests	51	52	50

Ordinary Shares

Westpac does not have authorised capital and the ordinary shares have no par value. Ordinary shares entitle the holder to participate in dividends and, in the event of Westpac winding up, to a share of the proceeds in proportion to the number of and amounts paid on the shares held.

Each ordinary share entitles the holder to one vote, either in person or by proxy, at a shareholder meeting.

Reconciliation of movement in number of ordinary shares

Consolidated	As at 31 March 2019	As at 30 Sept 2018	As at 31 March 2018
Opening balance	3,434,796,711	3,404,172,038	3,394,364,279
Dividend reinvestment plan[3]	12,774,312	11,434,908	9,807,759
Conversion of Westpac Convertible Preference Shares[4]	-	19,189,765	-
Issued shares for the period	12,774,312	30,624,673	9,807,759
Closing balance	3,447,571,023	3,434,796,711	3,404,172,038

Ordinary shares purchased on market

Consolidated	Half Year March 2019 Number	Half Year March 2019 Average Price ($)
For share-based payment arrangements:		
Employee share plan (ESP)	1,061,442	25.27
RSP[5]	2,588,068	25.48
Westpac Performance Plan (WPP) - share rights exercised	118,529	26.14
Westpac Long Term Incentive Plan (LTIP) - options exercised[6]	37,831	27.68
Total ordinary shares purchased/(sold) on market	3,805,870	

1 *31 March 2019: 4,803,772 unvested shares held (30 September 2018: 3,943,660, 31 March 2018: 3,991,446).*
2 *31 March 2019: 2,029,795 shares held (30 September 2018: 2,029,795, 31 March 2018: 4,652,579).*
3 *The price per share for the issuance of shares in relation to the dividend re-investment plan for the 2018 final dividend was $25.82, 2018 interim dividend was $28.11, 2017 final dividend was $31.62.*
4 *The conversion price per share for the issuance of shares in relation to the conversion of Westpac Convertible Preference Shares was $29.49.*
5 *Ordinary shares allocated to employees under the RSP are classified as treasury shares until the shares vest.*
6 *The average exercise price received was $23.40 on the exercise of the LTI options.*

200 | Westpac GROUP Westpac Group 2019 Interim Financial Results Announcement | 149

2019 Interim financial report
Notes to the consolidated financial statements

Note 15. Shareholders' equity (continued)

Reconciliation of movement in reserves[1]

$m	As at 31 March 2019	As at 30 Sept 2018	As at 31 March 2018
Available-for-sale securities reserve			
Opening balance	37	35	64
Impact on adoption of AASB 9	(37)	-	-
Net gains/(losses) from changes in fair value	-	(71)	(33)
Income tax effect	-	24	10
Transferred to income statements	-	75	(9)
Income tax effect	-	(28)	3
Exchange differences	-	2	-
Closing balance	-	37	35
Debt securities at FVOCI reserve			
Opening balance	-	-	-
Impact on adoption of AASB 9	33	-	-
Net gains/(losses) from changes in fair value	64	-	-
Income tax effect	(21)	-	-
Transferred to income statements	(25)	-	-
Income tax effect	7	-	-
Exchange differences	1	-	-
Closing balance	59	-	-
Equity securities at FVOCI reserve			
Opening balance	-	-	-
Impact on adoption of AASB 9	6	-	-
Net gains/(losses) from changes in fair value	1	-	-
Closing balance	7	-	-
Share-based payment reserve			
Opening balance	1,534	1,500	1,431
Share-based payment expense	70	34	69
Closing balance	1,604	1,534	1,500
Cash flow hedge reserve			
Opening balance	(125)	(134)	(154)
Net gains/(losses) from changes in fair value	(192)	(96)	(65)
Income tax effect	56	28	19
Transferred to income statements	80	109	94
Income tax effect	(23)	(32)	(28)
Closing balance	(204)	(125)	(134)
Foreign currency translation reserve			
Opening balance	(351)	(494)	(529)
Exchange differences on translation of foreign operations (net of associated hedges)	55	143	38
Transferred to income statements	(10)	-	(3)
Closing balance	(306)	(351)	(494)
Other reserves			
Opening balance	(18)	(17)	(18)
Transactions with owners	(1)	(1)	1
Closing balance	(19)	(18)	(17)
Total reserves	1,141	1,077	890

[1] *The Group has adopted AASB 9 Financial Instruments and AASB 15 Revenue from Contracts with Customers from 1 October 2018. Statutory comparatives have not been restated. Refer to Note 1 in Section 4 for further detail. However, where applicable, cash earnings comparatives (excluding expected credit loss provisioning) have been restated to aid comparability. Refer to the cash earnings policy in Section 1.3.4 for further detail. In addition, during First Half 2019, the Group has made a number of presentational changes to the Balance Sheet and Income Statement. Both statutory and cash earnings comparatives have been restated. Refer to Note 1 in Section 4 for further detail.*

150 | Westpac Group 2019 Interim Financial Results Announcement

2019 Interim financial report
Notes to the consolidated financial statements

Note 16. Notes to the consolidated cash flow statement[1]

$m	Half Year March 19	Half Year Sept 18	Half Year March 18	% Mov't Mar 19 - Sept 18	% Mov't Mar 19 - Mar 18
Reconciliation of net cash provided by/(used in) operating activities to net profit for the period					
Net profit for the period	3,176	3,899	4,200	*(19)*	*(24)*
Adjustments:					
Depreciation, amortisation and impairment	516	594	550	*(13)*	*(6)*
Impairment charges	404	396	493	*2*	*(18)*
Net (decrease)/increase in current and deferred tax	(548)	(87)	(9)	*large*	*large*
(Increase)/decrease in accrued interest receivable	(171)	13	(96)	*large*	*78*
(Decrease)/increase in accrued interest payable	(156)	225	16	*large*	*large*
(Decrease)/increase in provisions	738	512	(223)	*44*	*large*
Other non-cash items	(364)	87	245	*large*	*large*
Cash flows from operating activities before changes in operating assets and liabilities	3,595	5,639	5,176	*(36)*	*(31)*
Net (increase)/decrease in derivative financial instruments	2,668	9,684	(1,100)	*(72)*	*large*
Net (increase)/decrease in life insurance assets and liabilities	(4)	(142)	(88)	*(97)*	*(95)*
(Increase)/decrease in other operating assets:					
Collateral paid	(1,218)	(943)	1,912	*29*	*large*
Trading securities and financial assets measured at FVIS	(5,426)	(1,198)	4,690	*large*	*large*
Loans	(1,789)	(9,976)	(14,372)	*(82)*	*(88)*
Other financial assets	(234)	(340)	807	*(31)*	*large*
Other assets	2	2	8	*-*	*(75)*
(Decrease)/increase in other operating liabilities:					
Collateral received	(317)	(1,147)	852	*(72)*	*large*
Deposits and other borrowings	(7,572)	11,920	12,008	*large*	*large*
Other financial liabilities	1,009	(1,393)	(2,239)	*large*	*large*
Other liabilities	(8)	14	(4)	*large*	*100*
Net cash provided by/(used in) operating activities	**(9,294)**	**12,120**	**7,650**	***large***	***large***

Non-cash financing activities

$m	Half Year March 19	Half Year Sept 18	Half Year March 18	% Mov't Mar 19 - Sept 18	% Mov't Mar 19 - Mar 18
Shares issued under the dividend reinvestment plan	330	321	310	*3*	*6*
Shares issued from the conversion of Westpac CPS	-	566	-	*(100)*	*-*

Businesses disposed in Half Year March 2019

Westpac sold its interest in Ascalon Capital Managers (Asia) Limited and Ascalon Capital Managers Limited on 8 February 2019, for a combined profit of $3 million recognised in non-interest income. The total cash consideration paid, net of transaction costs and cash held, was $1 million. Refer to Section 6.5 changes in control of Group entities for details.

[1] *The Group has adopted AASB 9 Financial Instruments and AASB 15 Revenue from Contracts with Customers from 1 October 2018. Statutory comparatives have not been restated. Refer to Note 1 in Section 4 for further detail. However, where applicable, cash earnings comparatives (excluding expected credit loss provisioning) have been restated to aid comparability. Refer to the cash earnings policy in Section 1.3.4 for further detail. In addition, during First Half 2019, the Group has made a number of presentational changes to the Balance Sheet and Income Statement. Both statutory and cash earnings comparatives have been restated. Refer to Note 1 in Section 4 for further detail.*

200 | Westpac GROUP
Westpac Group 2019 Interim Financial Results Announcement | 151

2019 Interim financial report Notes to the consolidated financial statements Note 16. Notes to the consolidated cash flow statement (continued) Businesses disposed in Half Year March 2018 Westpac sold its interest in a number of Hastings offshore subsidiaries to Northill Capital. Completion of the sale of the US and UK entities occurred on 28 February 2018 and completion of the Singapore entity occurred on 23 March 2018, with a total loss of $9 million recognised in non-interest income. The total cash consideration received, net of transaction costs and cash held, was $9 million. Restricted cash The amount of cash and balances with central banks not available for use at 31 March 2019 was $240 million (30 September 2018: $242 million, 31 March 2018: $271 million) for the Group. Note 17. Subsequent events Since the end of the half year ended 31 March 2019, the Board has determined to pay a fully franked interim dividend of 94 cents per fully paid ordinary share. The dividend is expected to be $3,241 million. The dividend is not recognised as a liability as at 31 March 2019. The proposed payment date of the dividend is 24 June 2019. The Board has determined to issue shares to satisfy the Dividend Re-investment Plan (DRP) for the interim 2019 dividend and to apply a 1.5% discount to the market price used to determine the number of shares issued under the DRP. The market price used to determine the number of shares issued under the DRP will be set over the 10 trading days commencing 22 May 2019. No other matters have arisen since the half year ended 31 March 2019, which are not otherwise dealt with in this 2019 Interim Financial Report, that have significantly affected or may significantly affect the operations of the Group, the results of its operations or the state of affairs of the Group in subsequent periods. 152 | Westpac Group 2019 Interim Financial Results Announcement

2019 Interim financial report Statutory statements 4.8 Statutory statements Directors’ declaration In the Directors’ opinion (i) the interim financial statements and notes set out on pages 105 to 152 are in accordance with the Corporations Act 2001, including that they: a. comply with Australian Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and b. give a true and fair view of the Group’s financial position as at 31 March 2019 and of its performance for the six months ended 31 March 2019; and (ii) there are reasonable grounds to believe that Westpac will be able to pay its debts as and when they become due and payable. This declaration is made in accordance with a resolution of the Directors. For and on behalf of the Board Lindsay Maxsted Chairman Brian Hartzer Managing Director and Chief Executive Officer Sydney Australia 6 May 2019 Westpac Group 2019 Interim Financial Results Announcement | 153

2019 Interim financial report Statutory statements Independent auditor's review report to the members of Westpac Banking Corporation Report on the Interim Financial Report We have reviewed the accompanying interim financial report of Westpac Banking Corporation (the Corporation), which comprises the consolidated balance sheet as at 31 March 2019, the consolidated statement of comprehensive income, consolidated statement of changes in equity, consolidated cash flow statement and consolidated income statement for the half-year ended on that date, selected other explanatory notes and the directors' declaration for Westpac Banking Corporation and its controlled entities (the Group). The Group comprises the Corporation and the entities it controlled during that half-year. Directors' responsibility for the interim financial report The directors of the Corporation are responsible for the preparation of the interim financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the interim financial report that is free from material misstatement whether due to fraud or error. Auditor's responsibility Our responsibility is to express a conclusion on the interim financial report based on our review. We conducted our review in accordance with Australian Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the interim financial report is not in accordance with the Corporations Act 2001 including giving a true and fair view of the Group’s financial position as at 31 March 2019 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Westpac Banking Corporation, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report. A review of an interim financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Independence In conducting our review, we have complied with the independence requirements of the Corporations Act 2001. PricewaterhouseCoopers, ABN 52 780 433 757 One International Towers Sydney, Watermans Quay, Barangaroo NSW 2000, GPO BOX 2650 Sydney NSW 2001 T: +61 2 8266 0000, F: +61 2 8266 9999, www.pwc.com.au Liability limited by a scheme approved under Professional Standards Legislation. 154 | Westpac Group 2019 Interim Financial Results Announcement

2019 Interim financial report Statutory statements Conclusion Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of Westpac Banking Corporation is not in accordance with the Corporations Act 2001 including: 1. giving a true and fair view of the Group’s financial position as at 31 March 2019 and of its performance for the half-year ended on that date; and 2. complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. PricewaterhouseCoopers Sydney 6 May 2019 Lona Mathis Partner Westpac Group 2019 Interim Financial Results Announcement | 155

2019 Interim financial results Cash earnings financial information Note 1 Interest spread and margin analysis (cash earnings basis) 157 Note 2 Average balance sheet and interest rates (cash earnings basis) 158 Note 3 Net interest income (cash earnings basis) 159 Note 4 Non-interest income (cash earnings basis) 160 Note 5 Operating expense analysis (cash earnings basis) 162 Note 6 Deferred expenses 163 Note 7 Earnings per share (cash earnings basis) 163 Note 8 Group earnings reconciliation 164 Note 9 Divisional result and economic profit 167 156 | Westpac Group 2019 Interim Financial Results Announcement 5.0 Cash earnings financial information

2019 Interim financial results
Cash earnings financial information

Note 1. Interest spread and margin analysis (cash earnings basis)[1]

	Half Year March 19	Half Year Sept 18	Half Year March 18
Group			
Average interest-earning assets ($m)	794,660	782,834	767,011
Net interest income ($m)	8,389	8,470	8,717
Interest spread	1.92%	1.98%	2.11%
Benefit of net non-interest bearing assets, liabilities and equity	0.20%	0.18%	0.17%
Net interest margin	2.12%	2.16%	2.28%
Analysis by division			
Average interest-earning assets ($m)			
Consumer Bank	353,137	350,332	342,168
Business Bank	147,751	148,434	146,252
BT Financial Group	18,793	18,950	18,388
Westpac Institutional Bank	89,116	86,250	86,380
Westpac New Zealand (A$)	85,038	81,291	79,021
Group Businesses	100,825	97,577	94,802
Group total	**794,660**	**782,834**	**767,011**
Westpac New Zealand (NZ$)	89,946	88,132	86,309
Net interest income ($m)[2]			
Consumer Bank	3,882	3,760	4,089
Business Bank	2,223	2,362	2,328
BT Financial Group	297	302	294
Westpac Institutional Bank	743	754	688
Westpac New Zealand (A$)	945	917	882
Group Businesses	299	375	436
Group total	**8,389**	**8,470**	**8,717**
Westpac New Zealand (NZ$)	1,000	994	964
Interest margin			
Consumer Bank	2.20%	2.14%	2.40%
Business Bank	3.02%	3.17%	3.19%
BT Financial Group	3.17%	3.18%	3.21%
Westpac Institutional Bank	1.67%	1.74%	1.60%
Westpac New Zealand (NZ$)	2.23%	2.25%	2.24%
Group Businesses	0.59%	0.77%	0.92%
Group total	**2.12%**	**2.16%**	**2.28%**

[1] *The Group has adopted AASB 9 Financial Instruments and AASB 15 Revenue from Contracts with Customers from 1 October 2018. Statutory comparatives have not been restated. Refer to Note 1 in Section 4 for further detail. However, where applicable, cash earnings comparatives (excluding expected credit loss provisioning) have been restated to aid comparability. Refer to the cash earnings policy in Section 1.3.4 for further detail. In addition, during First Half 2019, the Group has made a number of presentational changes to the Balance Sheet and Income Statement. Both statutory and cash earnings comparatives have been restated. Refer to Note 1 in Section 4 for further detail.*

[2] *Includes capital benefit. Capital benefit represents the notional revenue earned on capital allocated to divisions under Westpac's economic capital framework.*

200 Westpac GROUP Westpac Group 2019 Interim Financial Results Announcement | 157

2019 Interim financial results
Cash earnings financial information

Note 2. Average balance sheet and interest rates (cash earnings basis)[1]

	Half Year 31 March 2019			Half Year 30 September 2018			Half Year 31 March 2018		
	Average balance $m	Interest $m	Average Rate %	Average balance $m	Interest $m	Average Rate %	Average balance $m	Interest $m	Average Rate %
Assets									
Interest earning assets									
Collateral paid	10,275	102	2.0	8,242	74	1.8	7,927	55	1.4
Trading securities and financial assets measured at fair value	27,968	334	2.4	23,591	281	2.4	24,648	283	2.3
Available-for-sale securities	-	-	-	62,054	984	3.2	61,023	930	3.1
Investment securities	60,305	958	3.2	-	-	-	-	-	-
Loans and other receivables[2]	696,112	15,567	4.5	688,947	15,579	4.5	673,413	15,251	4.5
Total interest earning assets and interest income	**794,660**	**16,961**	**4.3**	**782,834**	**16,918**	**4.3**	**767,011**	**16,519**	**4.3**
Non-interest earning assets									
Derivative financial instruments[3]	24,090			26,761			26,123		
Life insurance assets	9,192			10,575			10,753		
All other assets[3,4]	59,212			60,854			61,666		
Total non-interest earning assets	**92,494**			**98,190**			**98,542**		
Total assets	**887,154**			**881,024**			**865,553**		
Liabilities									
Interest bearing liabilities									
Collateral received	2,378	20	1.7	3,035	27	1.8	2,782	18	1.3
Deposits and other borrowings	505,459	4,675	1.9	505,047	4,653	1.8	494,871	4,368	1.8
Loan capital	17,942	386	4.3	18,059	398	4.4	17,935	376	4.2
Other interest bearing liabilities[5]	203,600	3,491	3.4	196,064	3,370	3.4	193,188	3,040	3.2
Total interest bearing liabilities and interest expense	**729,379**	**8,572**	**2.4**	**722,205**	**8,448**	**2.3**	**708,776**	**7,802**	**2.2**
Non-interest bearing liabilities									
Deposits and other borrowings	48,772			48,053			47,108		
Derivative financial instruments[3]	25,556			25,955			26,483		
Life insurance policy liabilities	7,286			8,736			9,013		
All other liabilities[3,6]	12,761			13,049			13,108		
Total non-interest bearing liabilities	**94,375**			**95,793**			**95,712**		
Total liabilities	**823,754**			**817,998**			**804,488**		
Shareholders' equity	63,348			62,978			61,051		
Non-controlling interests	52			48			14		
Total equity	**63,400**			**63,026**			**61,065**		
Total liabilities and equity	**887,154**			**881,024**			**865,553**		
Loans and other receivables[2]									
Australia	589,849	13,267	4.5	583,743	13,339	4.6	573,588	13,149	4.6
New Zealand	78,432	1,851	4.7	74,892	1,815	4.8	72,907	1,776	4.9
Other overseas	27,831	449	3.2	30,312	425	2.8	26,918	326	2.4
Deposits and other borrowings									
Australia	424,715	3,698	1.7	424,214	3,728	1.8	419,786	3,580	1.7
New Zealand	54,400	634	2.3	52,458	619	2.4	50,272	577	2.3
Other overseas	26,344	343	2.6	28,375	306	2.2	24,813	211	1.7

[1] *The Group has adopted AASB 9 Financial Instruments and AASB 15 Revenue from Contracts with Customers from 1 October 2018. Statutory comparatives have not been restated. Refer to Note 1 in Section 4 for further detail. However, where applicable, cash earnings comparatives (excluding expected credit loss provisioning) have been restated to aid comparability. Refer to the cash earnings policy in Section 1.3.4 for further detail. In addition, during First Half 2019, the Group has made a number of presentational changes to the Balance Sheet and Income Statement. Both statutory and cash earnings comparatives have been restated. Refer to Note 1 in Section 4 for further detail.*

[2] *For First Half 2019, loans and other receivables are net of Stage 3 provisions to reflect the adoption of AASB 9 where interest income is determined based on their carrying value, net of Stage 3 provisions. Stages 1 and 2 provisions were not included in the average interest earning assets balance as interest income is determined based on the gross value of loans and other receivables. For Second Half 2018 and First Half 2018, loans and receivables are net of provisions for impairment charges on loans as interest income is determined based on their carrying value, net of provisions for impairment charges on loans.*

[3] *At 30 September 2018, derivatives assets were restated from $35,271 million to $26,761 million (31 March 2018: $34,130 million to $26,123 million), other assets were restated from $64,525 million to $60,854 million (31 March 2018: $64,102 million to $61,666 million, derivative liabilities were restated from $38,089 million to $25,955 million (31 March 2018: $36,916 million to $26,483 million) and other liabilities were restated from $13,096 million to $13,049 million (31 March 2018: $13,118 million to $13,108 million).*

[4] *Includes property and equipment, intangible assets, deferred tax, non-interest bearing loans relating to mortgage offset accounts and all other non-interest bearing financial assets.*

[5] *Includes net impact of Treasury balance sheet management activities and the Bank Levy.*

[6] *Includes other financial liabilities, provisions, current and deferred tax liabilities and other liabilities.*

158 | Westpac Group 2019 Interim Financial Results Announcement
200 Westpac GROUP

2019 Interim financial results
Cash earnings financial information

Note 3. Net interest income (cash earnings basis)[1]

$m	Half Year March 19	Half Year Sept 18	Half Year March 18	% Mov't Mar 19 - Sept 18	% Mov't Mar 19 - Mar 18
Interest income					
Cash and balances with central banks	193	185	141	4	37
Collateral paid	102	74	55	38	85
Net ineffectiveness on qualifying hedges	-	-	-	-	-
Trading securities and financial assets measured at FVIS	334	281	283	19	18
Available-for-sale securities	-	984	930	(100)	(100)
Investment securities	958	-	-	-	-
Loans	15,359	15,375	15,094	-	2
Other interest income	15	19	16	(21)	(6)
Total interest income	**16,961**	**16,918**	**16,519**	**-**	**3**
Interest expense					
Collateral received	(20)	(27)	(18)	(26)	11
Deposits and other borrowings	(4,675)	(4,653)	(4,368)	-	7
Trading liabilities	(755)	(579)	(564)	30	34
Debt issues	(2,352)	(2,392)	(2,088)	(2)	13
Loan capital	(386)	(398)	(376)	(3)	3
Bank levy	(193)	(192)	(186)	1	4
Other interest expense	(191)	(207)	(202)	(8)	(5)
Total interest expense	**(8,572)**	**(8,448)**	**(7,802)**	**1**	**10**
Total net interest income	**8,389**	**8,470**	**8,717**	**(1)**	**(4)**

[1] *The Group has adopted AASB 9 Financial Instruments and AASB 15 Revenue from Contracts with Customers from 1 October 2018. Statutory comparatives have not been restated. Refer to Note 1 in Section 4 for further detail. However, where applicable, cash earnings comparatives (excluding expected credit loss provisioning) have been restated to aid comparability. Refer to the cash earnings policy in Section 1.3.4 for further detail. In addition, during First Half 2019, the Group has made a number of presentational changes to the Balance Sheet and Income Statement. Both statutory and cash earnings comparatives have been restated. Refer to Note 1 in Section 4 for further detail.*

200 Westpac GROUP
Westpac Group 2019 Interim Financial Results Announcement | 159

2019 Interim financial results
Cash earnings financial information

Note 4. Non-interest income (cash earnings basis)[1]

$m	Half Year March 19	Half Year Sept 18	Half Year March 18	% Mov't Mar 19 - Sept 18	% Mov't Mar 19 - Mar 18
Net fee income					
Facility fees	375	387	405	*(3)*	*(7)*
Transaction fees	624	644	624	*(3)*	-
Other non-risk fee income	(59)	(32)	103	*84*	*large*
Fee income	**940**	**999**	**1,132**	***(6)***	***(17)***
Credit card loyalty programs	(63)	(56)	(70)	*13*	*(10)*
Transaction fee related expenses	(51)	(50)	(45)	*2*	*13*
Fee expenses	**(114)**	**(106)**	**(115)**	***8***	***(1)***
Net fee income	**826**	**893**	**1,017**	***(8)***	***(19)***
Net wealth management and insurance income					
Wealth management income	**(32)**	**638**	**507**	***(105)***	***(106)***
Life insurance premium income	707	758	652	*(7)*	*8*
General insurance and LMI net premium earned	240	232	240	*3*	-
Life insurance investment and other income[2]	23	417	205	*(94)*	*(89)*
General insurance and LMI investment and other income	25	22	28	*14*	*(11)*
Total insurance premium, investment and other income	**995**	**1,429**	**1,125**	***(30)***	***(12)***
Life insurance claims and changes in insurance liabilities[2]	(414)	(855)	(541)	*(52)*	*(23)*
General insurance and LMI claims and other expenses	(226)	(124)	(162)	*82*	*40*
Total insurance claims, changes in liabilities and other expenses	**(640)**	**(979)**	**(703)**	***(35)***	***(9)***
Net wealth management and insurance income	**323**	**1,088**	**929**	***(70)***	***(65)***
Trading income[3]	**464**	**419**	**507**	***11***	***(8)***
Other operating income					
Dividends received from other entities	4	2	1	*100*	*large*
Net gain on sale of associates	38	-	-	-	-
Net gain on disposal of assets	2	14	10	*(86)*	*(80)*
Net gain/(loss) on derivatives held for risk management purposes[4]	(11)	18	14	*large*	*large*
Net gain/(loss) on financial instruments measured at fair value	30	12	26	*150*	*15*
Gain/(loss) on disposal of controlled entities	3	-	(9)	-	*large*
Rental income on operating leases	8	12	14	*(25)*	*(36)*
Share of associates' net profit/(loss)	(10)	(7)	(3)	*43*	*large*
Other	37	5	16	*large*	*125*
Total other operating income	**101**	**56**	**69**	***80***	***46***
Total non-interest income	**1,714**	**2,456**	**2,522**	***(30)***	***(32)***

[1] *The Group has adopted AASB 9 Financial Instruments and AASB 15 Revenue from Contracts with Customers from 1 October 2018. Statutory comparatives have not been restated. Refer to Note 1 in Section 4 for further detail. However, where applicable, cash earnings comparatives (excluding expected credit loss provisioning) have been restated to aid comparability. Refer to the cash earnings policy in Section 1.3.4 for further detail. In addition, during First Half 2019, the Group has made a number of presentational changes to the Balance Sheet and Income Statement. Both statutory and cash earnings comparatives have been restated. Refer to Note 1 in Section 4 for further detail.*

[2] *Movements in life insurance investment income and changes in life insurance liabilities are broadly correlated.*

[3] *Trading income represents a component of total markets income from our WIB markets business, Westpac Pacific, Westpac New Zealand and Treasury foreign exchange operations in Australia and New Zealand.*

[4] *Net gain/(loss) on derivatives held for risk management purposes reflects the impact of economic hedges of foreign currency capital and earnings.*

160 | Westpac Group 2019 Interim Financial Results Announcement

2019 Interim financial results
Cash earnings financial information

Note 4. Non-interest income (cash earnings basis) (continued)

Wealth management and insurance income reconciliation

$m	Half Year March 19	Half Year Sept 18	Half Year March 18	% Mov't Mar 19 - Sept 18	% Mov't Mar 19 - Mar 18
BTFG non-interest income	142	735	881	*(81)*	*(84)*
Net fee and banking income	100	101	(61)	*(1)*	*large*
BTFG net wealth management and insurance income	**242**	**836**	**820**	***(71)***	***(70)***
NZ net wealth management and insurance income	81	72	77	*13*	*5*
WIB net wealth management income	-	180	32	*(100)*	*(100)*
Total net wealth management and insurance income	**323**	**1,088**	**929**	***(70)***	***(65)***

200 Westpac GROUP
Westpac Group 2019 Interim Financial Results Announcement | 161

2019 Interim financial results
Cash earnings financial information

Note 5. Operating expenses (cash earnings basis)[1]

$m	Half Year March 19	Half Year Sept 18	Half Year March 18	% Mov't Mar 19 - Sept 18	% Mov't Mar 19 - Mar 18
Staff expenses					
Employee remuneration, entitlements and on-costs	2,218	2,202	2,140	*1*	*4*
Superannuation expense	194	189	197	*3*	*(2)*
Share based payments	57	47	48	*21*	*19*
Restructuring costs	155	80	34	*94*	*large*
Total staff expenses	**2,624**	**2,518**	**2,419**	***4***	***8***
Occupancy expenses					
Operating lease rentals	343	313	319	*10*	*8*
Depreciation of property and equipment	80	79	85	*1*	*(6)*
Other	74	85	71	*(13)*	*4*
Total occupancy expenses	**497**	**477**	**475**	***4***	***5***
Technology expenses					
Amortisation and impairment of software assets	334	317	303	*5*	*10*
Depreciation and impairment of IT equipment	68	68	73	*-*	*(7)*
Technology services	405	383	346	*6*	*17*
Software maintenance and licenses	185	169	193	*9*	*(4)*
Telecommunications	109	110	105	*(1)*	*4*
Data processing	38	39	38	*(3)*	*-*
Total technology expenses	**1,139**	**1,086**	**1,058**	***5***	***8***
Other expenses					
Professional and processing services	453	482	420	*(6)*	*8*
Amortisation and impairment of intangible assets	5	95	18	*(95)*	*(72)*
Postage and stationery	87	87	95	*-*	*(8)*
Advertising	129	98	105	*32*	*23*
Non-lending losses	(9)	93	40	*large*	*large*
Other expenses	116	71	61	*63*	*90*
Total other expenses	**781**	**926**	**739**	***(16)***	***6***
Operating expenses	**5,041**	**5,007**	**4,691**	***1***	***7***

[1] *The Group has adopted AASB 9 Financial Instruments and AASB 15 Revenue from Contracts with Customers from 1 October 2018. Statutory comparatives have not been restated. Refer to Note 1 in Section 4 for further detail. However, where applicable, cash earnings comparatives (excluding expected credit loss provisioning) have been restated to aid comparability. Refer to the cash earnings policy in Section 1.3.4 for further detail. In addition, during First Half 2019, the Group has made a number of presentational changes to the Balance Sheet and Income Statement. Both statutory and cash earnings comparatives have been restated. Refer to Note 1 in Section 4 for further detail.*

162 | Westpac Group 2019 Interim Financial Results Announcement

2019 Interim financial results
Cash earnings financial information

Note 6. Deferred expenses[1]

$m	As at 31 March 2019	As at 30 Sept 2018	As at 31 March 2018	*% Mov't Mar 19 - Sept 18*	*% Mov't Mar 19 - Mar 18*
Deferred acquisition costs	63	71	80	*(11)*	*(21)*
Other deferred expenditure	30	29	30	*3*	-

Note 7. Earnings per share (cash earnings basis)

$m	Half Year March 19	Half Year Sept 18	Half Year March 18	*% Mov't Mar 19 - Sept 18*	*% Mov't Mar 19 - Mar 18*
Cash earnings	**3,296**	**3,814**	**4,251**	***(14)***	***(22)***
Weighted average number of fully paid ordinary shares (millions)	3,442	3,429	3,400	-	*1*
Cash earnings per ordinary share (cents)	**95.8**	**111.2**	**125.0**	***(14)***	***(23)***

	Half Year March 19	Half Year Sept 18	Half Year March 18
Reconciliation of ordinary shares on issue before the effect of own shares held (millions)			
Opening balance	3,435	3,404	3,394
Number of shares issued under the Dividend Reinvestment Plan (DRP)	13	12	10
Conversion of capital instruments	-	19	-
Closing balance	**3,448**	**3,435**	**3,404**

[1] *Deferred expenses principally relates to a small number of capitalised costs in the wealth business. It does not include insurance deferred acquisition costs (which are offset to revenue) or mortgage broker costs (which are offset to net interest income).*

200 | Westpac GROUP
Westpac Group 2019 Interim Financial Results Announcement | 163

2019 Interim financial results
Cash earnings financial information

Note 8. Group earnings reconciliation[1]

Six months to 31 March 2019 $m	Reported results	Amortisation of intangible assets	Fair value (gain)/loss on economic hedges	Ineffective hedges	Adjustment related to Pendal	Treasury shares	Presentation changes	Cash earnings
		Cash earnings adjustments						
Net interest income	8,263	-	133	(7)	-	-	-	8,389
Non-interest income	1,716	-	44	-	(14)	(2)	(30)	1,714
Net operating income	9,979	-	177	(7)	(14)	(2)	(30)	10,103
Operating expenses	(5,091)	-	-	-	21	-	29	(5,041)
Core earnings	**4,888**	-	**177**	**(7)**	**7**	**(2)**	**(1)**	**5,062**
Impairment charges	(333)	-	-	-	-	-	-	(333)
Operating profit before tax	**4,555**	-	**177**	**(7)**	**7**	**(2)**	**(1)**	**4,729**
Income tax expense	(1,379)	-	(52)	2	(2)	-	1	(1,430)
Net profit	**3,176**	-	**125**	**(5)**	**5**	**(2)**	-	**3,299**
Net profit attributable to non-controlling interests	(3)	-	-	-	-	-	-	(3)
NET PROFIT ATTRIBUTABLE TO OWNERS OF WBC	**3,173**	-	**125**	**(5)**	**5**	**(2)**	-	**3,296**
WBC Cash earnings adjustments:								
Amortisation of intangible assets	-	-	-	-	-	-	-	-
Fair value (gain)/loss on economic hedges	125	-	(125)	-	-	-	-	-
Ineffective hedges	(5)	-	-	5	-	-	-	-
Adjustment related to Pendal	5	-	-	-	(5)	-	-	-
Treasury shares	(2)	-	-	-	-	2	-	-
Cash earnings	**3,296**	-	-	-	-	-	-	**3,296**

Six months to 31 March 2019 $m	Operating leases	Policyholder tax recoveries	Line Fees	Merchant and card schemes	Other fees and expenses	Interest carrying adjustment	Presentation changes
Net interest income	-	-	-	-	-	-	-
Non-interest income	(29)	(1)	-	-	-	-	(30)
Net operating income	(29)	(1)	-	-	-	-	(30)
Operating expenses	29	-	-	-	-	-	29
Core earnings	-	**(1)**	-	-	-	-	**(1)**
Impairment charges	-	-	-	-	-	-	-
Operating profit before tax	-	**(1)**	-	-	-	-	**(1)**
Income tax expense	-	1	-	-	-	-	1
Net profit	-	-	-	-	-	-	-
Net profit attributable to non-controlling interests	-	-	-	-	-	-	-
NET PROFIT ATTRIBUTABLE TO OWNERS OF WBC	-	-	-	-	-	-	-

[1] *The Group has adopted AASB 9 Financial Instruments and AASB 15 Revenue from Contracts with Customers from 1 October 2018. Statutory comparatives have not been restated. Refer to Note 1 in Section 4 for further detail. However, where applicable, cash earnings comparatives (excluding expected credit loss provisioning) have been restated to aid comparability. Refer to the cash earnings policy in Section 1.3.4 for further detail. In addition, during First Half 2019, the Group has made a number of presentational changes to the Balance Sheet and Income Statement. Both statutory and cash earnings comparatives have been restated. Refer to Note 1 in Section 4 for further detail.*

164 | Westpac Group 2019 Interim Financial Results Announcement
200 Westpac GROUP

2019 Interim financial results Cash earnings financial information Group earnings reconciliation (continued)1 Note 8. 1 The Group has adopted AASB 9 Financial Instruments and AASB 15 Revenue from Contracts with Customers from 1 October 2018. Statutory comparatives have not been restated. Refer to Note 1 in Section 4 for further detail. However, where applicable, cash earnings comparatives (excluding expected credit loss provisioning) have been restated to aid comparability. Refer to the cash earnings policy in Section 1.3.4 for further detail. In addition, during First Half 2019, the Group has made a number of pres entational changes to the Balance Sheet and Income Statement. Both statutory and cash earnings comparatives have been restated. Refer to Note 1 in Section 4 for further detail. Westpac Group 2019 Interim Financial Results Announcement | 165 Six months to 30 September 2018PolicyholderMerchantOtherInterest Operatingtaxand card fees andcarrying $mleasesrecoveriesLine feesschemes expensesadjustment Presentation changes Net interest income Non-interest income Net operating income Operating expenses Core earnings Impairment benefits / (charges) Operating profit before tax Income tax expense Net profit Net profit attributable to non-controlling interests NET PROFIT ATTRIBUTABLE TO OWNERS OF WBC --340-3557 (35)(24)(340)113(23)-432 (309) (35)(24)-1131257 35--(113)(18)-123 (96) -(24)--(6)57 ----6(57) 27 (51) -(24)-----24----(24) 24 ------------- - ------- Cash earnings adjustments Six months to 30 September 2018 $m Fair value Amortisation(gain)/lossAdjustment of intangible on economic Ineffectiverelated to Treasury Presentation assetshedgeshedgesPendalshareschanges Reported Cash results earnings Net interest income Non-interest income Net operating income Operating expenses Core earnings Impairment charges Operating profit before tax Income tax expense Net profit Net profit attributable to non-controlling interests NET PROFIT ATTRIBUTABLE TO OWNERS OF WBC WBC Cash earnings adjustments: Amortisation of intangible assets Fair value (gain)/loss on economic hedges Ineffective hedges Adjustment related to Pendal Treasury shares Cash earnings 8,227 -(194)5--432 -(38)-1042(309) 8,470 2,697 2,456 10,924 -(232)51042123 -----(96) 10,926 (4,911) (5,007) 6,013 -(232)5104227 -----(51) 5,919 (317) (368) 5,696 -(232)51042(24) -69(1)(31)124 5,551 (1,797) (1,735) 3,899 -(163)4733-------3,816 (2) (2) -(163)4733--------163------(4)------(73)------(3)-3,897 3,814 - - (163) - 4 - 73 - 3 - 3,814 ------3,814

2019 Interim financial results
Cash earnings financial information

Note 8. Group earnings reconciliation (continued)[1]

Six months to 31 March 2018 $m	Reported results	Cash earnings adjustments: Amortisation of intangible assets	Fair value (gain)/loss on economic hedges	Ineffective hedges	Adjustment related to Pendal	Treasury shares	Presentation changes	Cash earnings
Net interest income	8,278	-	10	13	-	-	416	8,717
Non-interest income	2,805	-	43	-	-	(11)	(315)	2,522
Net operating income	11,083	-	53	13	-	(11)	101	11,239
Operating expenses	(4,655)	25	-	-	-	-	(61)	(4,691)
Core earnings	**6,428**	**25**	**53**	**13**	-	**(11)**	**40**	**6,548**
Impairment charges	(393)	-	-	-	-	-	(51)	(444)
Operating profit before tax	**6,035**	**25**	**53**	**13**	-	**(11)**	**(11)**	**6,104**
Income tax expense	(1,835)	(8)	(16)	(4)	-	1	11	(1,851)
Net profit	**4,200**	**17**	**37**	**9**	-	**(10)**	-	**4,253**
Net profit attributable to non-controlling interests	(2)	-	-	-	-	-	-	(2)
NET PROFIT ATTRIBUTABLE TO OWNERS OF WBC	**4,198**	**17**	**37**	**9**	-	**(10)**	-	**4,251**
WBC Cash earnings adjustments:								
Amortisation of intangible assets	17	(17)	-	-	-	-	-	-
Fair value (gain)/loss on economic hedges	37	-	(37)	-	-	-	-	-
Ineffective hedges	9	-	-	(9)	-	-	-	-
Adjustment related to Pendal	-	-	-	-	-	-	-	-
Treasury shares	(10)	-	-	-	-	10	-	-
Cash earnings	**4,251**	-	-	-	-	-	-	**4,251**

Six months to 31 March 2018 $m	Operating leases	Policyholder tax recoveries	Line fees	Merchant and card schemes	Other fees and expenses	Interest carrying adjustment	Presentation changes
Net interest income	-	-	327	-	31	58	416
Non-interest income	(46)	(11)	(327)	90	(21)	-	(315)
Net operating income	(46)	(11)	-	90	10	58	101
Operating expenses	46	-	-	(90)	(17)	-	(61)
Core earnings	-	**(11)**	-	-	(7)	58	**40**
Impairment benefits / (charges)	-	-	-	-	7	(58)	(51)
Operating profit before tax	-	**(11)**	-	-	-	-	**(11)**
Income tax expense	-	11	-	-	-	-	11
Net profit	-	-	-	-	-	-	-
Net profit attributable to non-controlling interests	-	-	-	-	-	-	-
NET PROFIT ATTRIBUTABLE TO OWNERS OF WBC	-	-	-	-	-	-	-

[1] *The Group has adopted AASB 9 Financial Instruments and AASB 15 Revenue from Contracts with Customers from 1 October 2018. Statutory comparatives have not been restated. Refer to Note 1 in Section 4 for further detail. However, where applicable, cash earnings comparatives (excluding expected credit loss provisioning) have been restated to aid comparability. Refer to the cash earnings policy in Section 1.3.4 for further detail. In addition, during First Half 2019, the Group has made a number of presentational changes to the Balance Sheet and Income Statement. Both statutory and cash earnings comparatives have been restated. Refer to Note 1 in Section 4 for further detail.*

166 | Westpac Group 2019 Interim Financial Results Announcement
200 | Westpac GROUP

2019 Interim financial results
Cash earnings financial information

Note 9. Divisional result and economic profit

Group economic profit is defined as cash earnings plus a franking benefit equivalent of 70% of the value of Australian tax expense less a capital charge calculated at 11% of average ordinary equity.

Divisional economic profit is defined as cash earnings plus the franking benefit less a capital charge. The capital charge is calculated at 11% on allocated capital.

Economic profit is used as a key measure of financial performance because it focuses on shareholder value generated by requiring a return in excess of a risk-adjusted cost of capital.

Six months to 31 March 2019 $m	Group	Consumer Bank[1]	Business Bank[1]	BT Financial Group (Australia)[2]	Westpac Institutional Bank	Westpac New Zealand[3]
Reported results	**3,173**	**1,514**	**1,013**	**(310)**	**543**	**519**
Cash earnings adjustments	123	-	-	5	-	5
Cash earnings	**3,296**	**1,514**	**1,013**	**(305)**	**543**	**524**
Franking benefit	839	447	304	(89)	124	-
Adjusted cash earnings	4,135	1,961	1,317	(394)	667	524
Average equity[4]	63,348	18,659	12,276	3,494	7,547	5,272
Capital charge	(3,475)	(1,023)	(673)	(192)	(414)	(289)
Economic profit	**660**	**938**	**644**	**(586)**	**253**	**235**
Return on average equity (including intangibles)	**10.4%**	**13.6%**	**13.5%**	**(11.0%)**	**13.6%**	**18.2%**

Six months to 30 Sept 2018[5] $m	Group	Consumer Bank[1]	Business Bank[1]	BT Financial Group (Australia)[2]	Westpac Institutional Bank	Westpac New Zealand[3]
Reported results	**3,897**	**1,413**	**1,080**	**168**	**538**	**497**
Cash earnings adjustments	(83)	-	-	73	-	(3)
Cash earnings	**3,814**	**1,413**	**1,080**	**241**	**538**	**494**
Franking benefit	1,054	434	326	77	156	-
Adjusted cash earnings	4,868	1,847	1,406	318	694	494
Average equity[4]	62,978	18,595	12,607	3,641	7,895	4,708
Capital charge	(3,473)	(1,025)	(695)	(201)	(435)	(260)
Economic profit	**1,395**	**822**	**711**	**117**	**259**	**234**
Return on average equity (including intangibles)	**12.1%**	**12.6%**	**14.0%**	**8.4%**	**12.7%**	**19.0%**

Six months to 31 March 2018[5] $m	Group	Consumer Bank[1]	Business Bank[1]	BT Financial Group (Australia)[2]	Westpac Institutional Bank	Westpac New Zealand[3]
Reported results	**4,198**	**1,694**	**1,078**	**406**	**554**	**450**
Cash earnings adjustments	53	15	2	-	-	(10)
Cash earnings	**4,251**	**1,709**	**1,080**	**406**	**554**	**440**
Franking benefit	1,147	513	324	123	123	-
Adjusted cash earnings	5,398	2,222	1,404	529	677	440
Average equity[4]	61,051	17,626	12,527	3,545	8,196	4,614
Capital charge	(3,349)	(967)	(687)	(194)	(450)	(253)
Economic profit	**2,049**	**1,255**	**717**	**335**	**227**	**187**
Return on average equity (including intangibles)	**14.0%**	**16.0%**	**14.1%**	**14.5%**	**12.6%**	**17.3%**

1 *Cash earnings adjustment relates to amortisation of intangible assets.*
2 *Cash earnings adjustment relates to amortisation of intangible assets and the impact of Pendal.*
3 *In A$ equivalents. For the purpose of divisional results, the capital currently allocated to the Westpac New Zealand division is broadly aligned to the capital required for the New Zealand business measured under APRA requirements. This is different to, and lower than the capital held by Westpac New Zealand Limited (WNZL), which is regulated by the Reserve Bank of New Zealand. The WNZL Disclosure Statement contains further detail on WNZL's financial position.*
4 *For divisions average equity does not include intangible assets.*
5 *Divisional comparatives have been restated.*

200 | Westpac GROUP Westpac Group 2019 Interim Financial Results Announcement | 167

2019 Interim financial results Other information 6.0 6.1 Other information Disclosure regarding forward-looking statements This Results Announcement contains statements that constitute ‘forward-looking statements’ within the meaning of Section 21E of the US Securities Exchange Act of 1934. Forward-looking statements are statements about matters that are not historical facts. Forward-looking statements appear in a number of places in this Results Announcement and include statements regarding Westpac’s intent, belief or current expectations with respect to its business and operations, market conditions, results of operations and financial condition, including, without limitation, future loan loss provisions and financial support to certain borrowers. Words such as ‘will’, ‘may’, ‘expect’, ‘intend’, ‘seek’, ‘would’, ‘should’, ‘could’, ‘continue’, ‘plan’, ‘estimate’, ‘anticipate’, ‘believe’, ‘probability’, ‘risk’, ‘aim’ or other similar words are used to identify forward-looking statements. These forward-looking statements reflect Westpac’s current views with respect to future events and are subject to change, certain risks, uncertainties and assumptions which are, in many instances, beyond Westpac’s control, and have been made based upon management’s expectations and beliefs concerning future developments and their potential effect upon Westpac. There can be no assurance that future developments will be in accordance with Westpac’s expectations or that the effect of future developments on Westpac will be those anticipated. Actual results could differ materially from those expected, depending on the outcome of various factors, including, but not limited to:  the effect of, and changes in, laws, regulations, taxation or accounting standards or practices and government policy, particularly changes to liquidity, leverage and capital requirements; regulatory investigations and other actions, inquiries, litigation, fines, penalties, restrictions or other regulator imposed conditions, including as a result of our actual or alleged failure to comply with laws (such as financial crime laws), regulations or regulatory policy; internal and external events which may adversely impact Westpac’s reputation; information security breaches, including cyberattacks; reliability and security of Westpac’s technology and risks associated with changes to technology systems; the stability of Australian and international financial systems and disruptions to financial markets and any losses or business impacts Westpac or its customers or counterparties may experience as a result; market volatility, including uncertain conditions in funding, equity and asset markets; an increase in defaults in credit exposures because of a deterioration in economic conditions; adverse asset, credit or capital market conditions; the conduct, behaviour or practices of Westpac or its staff; changes to Westpac’s credit ratings or the methodology used by credit rating agencies; levels of inflation, interest rates, exchange rates and market and monetary fluctuations; market liquidity and investor confidence; changes in economic conditions, consumer spending, saving and borrowing habits in Australia, New Zealand and other countries in which Westpac or its customers or counterparties conduct their operations and Westpac’s ability to maintain or to increase market share, margins and fees, and control expenses; the effects of competition, including from established providers of financial services and from non-financial services entities, in the geographic and business areas in which Westpac conducts its operations; the timely development and acceptance of new products and services and the perceived overall value of these products and services by customers; the effectiveness of Westpac’s risk management policies, including internal processes, systems and employees; the incidence or severity of Westpac-insured events; the occurrence of environmental change (including as a result of climate change) or external events in countries in which Westpac or its customers or counterparties conduct their operations; changes to the value of Westpac’s intangible assets; changes in political, social or economic conditions in any of the major markets in which Westpac or its customers or counterparties operate; the success of strategic decisions involving diversification or innovation, in addition to business expansion activity, business acquisitions and the integration of businesses; and various other factors beyond Westpac’s control.                       168 | Westpac Group 2019 Interim Financial Results Announcement

2019 Interim financial results
Other information

6.1 Disclosure regarding forward-looking statements (continued)

The above list is not exhaustive. For certain other factors that may impact on forward-looking statements made by Westpac, refer to 'Risk factors' in the Directors' report in this Results Announcement. When relying on forward-looking statements to make decisions with respect to Westpac, investors and others should carefully consider the foregoing factors and other uncertainties and events.

Westpac is under no obligation to update any forward-looking statements contained in this Results Announcement, whether as a result of new information, future events or otherwise, after the date of this Interim Financial Results Announcement.

6.2 References to websites

Information contained in or accessible through the websites mentioned in this Results Announcement does not form part of this Results Announcement unless we specifically state that it is incorporated by reference and forms part of this Results Announcement. All references in this Results Announcement to websites are inactive textual references and are for information only.

6.3 Credit ratings[1]

Rating agency	Long Term	Outlook	Short. Term
Fitch Ratings	AA-	Stable	F1+
Moody's Investor Services	Aa3	Stable	P-1
S&P Global Ratings	AA-	Negative	A-1+

6.4 Dividend reinvestment plan

Westpac operates a dividend reinvestment plan (DRP) that is available to holders of fully paid ordinary shares who are resident in, and whose address on the register of shareholders is in, Australia or New Zealand. As noted in Section 2.5, the Directors have made certain determinations in relation to the calculation of the market price which will apply to the DRP for the 2019 interim dividend only.

Shareholders who wish to commence participation in the DRP, or to vary their current participation election, must do so by 5.00pm (AEST) on 20 May 2019.

Shareholders can provide these instructions by:

- For shareholders with holdings that have a market value of less than $50,000 (for a single holding) or less than $1,000,000 (per shareholding held within a Link Market Services portfolio), logging into the Westpac share registrar's website at www.linkmarketservices.com.au and electing the DRP or amending their existing instructions online; or
- Completing and returning a DRP Application or Variation form to Westpac's share registry. Registry contact details are listed in Section 6.6.

6.5 Changes in control of Group entities

During the six months ended 31 March 2019 the following controlled entities were acquired, formed, or incorporated:

- Series 2019-1 WST Trust (created 12 February 2019).

During the six months ended 31 March 2019 the following controlled entities ceased to be controlled:

- Ascalon Capital Managers (Asia) Limited (sold 8 February 2019);
- Ascalon Capital Managers Limited (sold 8 February 2019); and
- Infrastructure Research and Advisory Services Private Limited (dissolved 26 November 2018).

[1] *As at 31 March 2019.*

200 Westpac GROUP Westpac Group 2019 Interim Financial Results Announcement | 169

2019 Interim financial results Other information 6.6 Financial calendar and Share Registry details Westpac shares are listed on the securities exchanges in Australia (ASX) and New Zealand (NZX) and as American Depository Receipts in New York. Westpac Capital Notes 2, Westpac Capital Notes 3, Westpac Capital Notes 4, Westpac Capital Notes 5 and Westpac Capital Notes 6 are listed on the ASX. Westpac NZD Subordinated Notes are listed on the NZX. Important dates to note are set out below, subject to change. Payment of any distribution, dividend or interest payment is subject to the relevant payment conditions and the key dates for each payment will be confirmed to the ASX for securities listed on the ASX. Westpac Ordinary Shares (ASX code: WBC, NZX code: WBC, NYSE code: WBK) Interim results and dividend announcement New York ex-dividend date for interim dividend Ex-dividend date for interim dividend New York record date for interim dividend Record date for interim dividend Interim dividend payable Financial Year end Final results and dividend announcement New York ex-dividend date for final dividend Ex-dividend date for final dividend New York record date for final dividend Record date for final dividend Annual General Meeting Final dividend payable 6 May 2019 15 May 2019 16 May 2019 16 May 2019 17 May 2019 24 June 2019 30 September 2019 4 November 2019 8 November 2019 12 November 2019 12 November 2019 13 November 2019 12 December 20191 20 December 2019 Westpac Capital Notes 2 (ASX code: WBCPE) Ex-date for quarterly distribution Record date for quarterly distribution Payment date for quarterly distribution Ex-date for quarterly distribution Record date for quarterly distribution Payment date for quarterly distribution Ex-date for quarterly distribution Record date for quarterly distribution Payment date for quarterly distribution 13 June 2019 14 June 20192 24 June 20193 12 September 2019 13 September 20192 23 September 2019 12 December 2019 13 December 20192 23 December 2019 Westpac Capital Notes 3 (ASX code: WBCPF) Ex-date for quarterly distribution Record date for quarterly distribution Payment date for quarterly distribution Ex-date for quarterly distribution Record date for quarterly distribution Payment date for quarterly distribution Ex-date for quarterly distribution Record date for quarterly distribution Payment date for quarterly distribution 13 June 2019 14 June 2019 24 June 20193 12 September 2019 13 September 20192 23 September 20193 12 December 2019 13 December 20192 23 December 20193 1 Details regarding the location of the meeting and the business to be dealt with will be contained in a Notice of Meeting sent to shareholders in the November before the meeting. 2 Adjusted to immediately preceding business day as record date falls on a non-ASX business day. 3 Adjusted to next business day as payment date falls on a non-ASX business day. 170 | Westpac Group 2019 Interim Financial Results Announcement

2019 Interim financial results Other information Westpac Capital Notes 4 (ASX code: WBCPG) Ex-date for quarterly distribution Record date for quarterly distribution Payment date for quarterly distribution Ex-date for quarterly distribution Record date for quarterly distribution Payment date for quarterly distribution Ex-date for quarterly distribution Record date for quarterly distribution Payment date for quarterly distribution 20 June 2019 21 June 20191 1 July 20192 19 September 2019 20 September 20191 30 September 2019 19 December 2019 20 December 20191 30 December 2019 Westpac Capital Notes 5 (ASX code: WBCPH) Ex-date for quarterly distribution Record date for quarterly distribution Payment date for quarterly distribution Ex-date for quarterly distribution Record date for quarterly distribution Payment date for quarterly distribution Ex-date for quarterly distribution Record date for quarterly distribution Payment date for quarterly distribution 13 June 2019 14 June 2019 24 June 20192 12 September 2018 13 September 20181 23 September 20182 12 December 2018 13 December 20181 23 December 20182 Westpac Capital Notes 6 (ASX code: WBCPI) 6 June 2019 7 June 20191 18 June 2019 9 September 2019 10 September 2019 18 September 2019 9 December 2019 10 December 2019 18 December 2019 Ex-date for quarterly distribution Record date for quarterly distribution Payment date for quarterly distribution Ex-date for quarterly distribution Record date for quarterly distribution Payment date for quarterly distribution Ex-date for quarterly distribution Record date for quarterly distribution Payment date for quarterly distribution Westpac NZD Subordinated Notes (ASX code: WBC010) Ex-date for quarterly interest payment Record date for quarterly interest payment Payment date for quarterly interest payment Ex-date for quarterly interest payment Record date for quarterly interest payment Payment date for quarterly interest payment Ex-date for quarterly interest payment Record date for quarterly interest payment Payment date for quarterly interest payment 21 May 2019 22 May 2019 4 June 20193 21 August 2019 22 August 2019 2 September 20193 20 November 2019 21 November 2019 2 December 20193 1 Adjusted to immediately preceding business day as record date falls on a non-ASX business day. 2 Adjusted to next business day as payment date falls on a non-ASX business day. 3 Adjusted to next business day as payment date does not fall on a day on which banks are open for general business in Wellingt on and Auckland, New Zealand and Sydney, Australia. Westpac Group 2019 Interim Financial Results Announcement | 171

2019 Interim financial results Other information Registered Office Level 18 275 Kent Street Sydney NSW 2000 Australia Telephone: +61 2 9155 7713 Facsimile: +61 2 8253 4128 International: +61 2 9155 7700 Website: www.westpac.com.au/westpacgroup Share Registries Australia Ordinary shares on the main register, Westpac Capital Notes 2, Westpac Capital Notes 3, Westpac Capital Notes 4, Westpac Capital Notes 5, Westpac Capital Notes 6 Link Market Services Limited Level 12, 680 George Street Sydney NSW 2000 Australia Postal Address: Locked Bag A6015, Sydney South NSW 1235, Australia Website: www.linkmarketservices.com.au Email: westpac@linkmarketservices.com.au Telephone: 1800 804 255 (toll free in Australia) International: +61 1800 804 255 Facsimile: +61 2 9287 0303 New Zealand Ordinary shares on the New Zealand branch register and Westpac NZD Subordinated Notes Link Market Services Limited Level 11, Deloitte Centre, 80 Queen Street Auckland 1010 New Zealand Postal Address: P.O. Box 91976, Auckland 1142, New Zealand Website: www.linkmarketservices.co.nz Email: enquiries@linkmarketservices.co.nz Telephone: 0800 002 727 (toll free in New Zealand) International: +64 9 375 5998 Facsimile: +64 9 375 5990 New York Depositary in USA for American Depositary Shares Listed on New York Stock Exchange (CUSIP 961214301) BNY Mellon Shareowner Services PO Box 505000, Louisville, KY 40233-5000, USA For further information contact: Media: David Lording, Head of Media Relations +61 2 8219 8512 Analysts and Investors: Andrew Bowden, Head of Investor Relations +61 2 8253 4008 Telephone: +1 888 269 2377 (toll free in US) International: +1 201 680 6825 Email: shrrelations@cpushareownerservices.com Website: https://www-us.computershare.com/investor 172 | Westpac Group 2019 Interim Financial Results Announcement

2019 Interim financial results Other information 6.7Exchange rates 6.7.1 Exchange rates against A$ 0.5586 1.0842 0.5521 1.0920 0.5722 1.0926 0.5447 1.0652 6.7.2 Westpac New Zealand division performance (A$ Equivalent to Section 3.5)1 Westpac New Zealand is responsible for sales and service of banking, wealth and insurance products for consumers, business and institutional customers in New Zealand. Westpac conducts its New Zealand banking business through two banks in New Zealand: Westpac New Zealand Limited, which is incorporated in New Zealand and Westpac Banking Corporation (New Zealand Branch), which is incorporated in Australia. Westpac New Zealand operates via an extensive network of branches and ATMs across both the North and South Islands. Business and institutional customers are also served through relationship and specialist product teams. Banking products are provided under the Westpac brand while insurance and wealth products are provided under Westpac Life and BT brands, respectively. Westpac New Zealand also maintains its own infrastructure, including technology, operations and treasury. Results have been translated into Australian dollars (A$) at the average exchange rates for each reporting period, First Half 2019: $1.0584 (Second Half 2018: $1.0842; First Half 2018: $1.0926). Unless otherwise stated, assets and liabilities have been translated at spot rates as at the end of the period, First Half 2019: $1.0439 Second Half 2018: $1.0920; First Half 2018: $1.0652). 1 The Group has adopted AASB 9 Financial Instruments and AASB 15 Revenue from Contracts with Customers from 1 October 2018. Statutory comparatives have not been restated. Refer to Note 1 in Section 4 for further detail. However, where applicable, cash earnings comparatives (excluding expected credit loss provisioning) have been restated to aid comparability. Refer to the cash earnings policy in Section 1.3.4 for further detail. In addition, during First Half 2019, the Group has made a number of pres entational changes to the Balance Sheet and Income Statement. Both statutory and cash earnings comparatives have been restated. Refer to Note 1 in Section 4 for further detail. 2 Ratios calculated using NZ$. 3 Averages are based on a six month period and are converted at average rates. Westpac Group 2019 Interim Financial Results Announcement | 173 $bn As at As atAs at% Mov't% Mov't 30 Sept31 MarchMar 19 -Mar 19 - 20182018Sept 18Mar 18 31 March 2019 Customer deposits Net loans Deposit to loan ratio2 Total assets TCE Third party liquid assets Average interest-earning assets3 Total funds 61.5 56.757.986 73.674.376 76.99%77.88%121bps32bps 82.484.396 102.5104.964 6.98.1267 81.379.058 9.89.767 78.6 78.20% 89.5 109.1 8.7 85.0 10.4 $m % Mov't% Mov't Half YearHalf YearMar 19 -Mar 19 - Sept 18March 18Sept 18Mar 18 Half Year March 19 Net interest income Non-interest income 945 91788237 1811922922 234 Net operating income Operating expenses 1,179 1,0981,074710 (429)(426)67 (454) Core earnings Impairment (charges)/benefits 725 669648812 13(35)large(63) (13) Operating profit before tax Tax and non-controlling interests 712 682613416 (188)(173)-9 (188) Cash earnings 524 494440619 Economic profit Expense to income ratio2 Net interest margin2 234187-26 38.99%39.69%(53bps)(123bps) 2.25%2.24%(2bps)(1bps) 235 38.46% 2.23% Six months to/as at Currency 31 March 2019 30 September 201831 March 2018 AverageSpotAverageSpot AverageSpot US$ 0.71500.7091 0.74390.72180.77760.7670 GBP 0.55240.5425 NZ$ 1.05841.0439

2019 Interim financial results
Other information

6.7.3 Impact of exchange rate movements on Group results

	Half Year March 19 vs Half Year Sept 18			Half Year March 19 vs Half Year March 18		
$m	Cash earnings growth	FX impact $m	Growth ex-FX	Cash earnings growth	FX impact $m	Growth ex-FX
Net interest income	(1%)	26	(1%)	(4%)	38	(4%)
Non-interest income	(30%)	(17)	(30%)	(32%)	(12)	(32%)
Net operating income	(8%)	9	(8%)	(10%)	26	(10%)
Operating expenses	1%	(14)	-	7%	(20)	7%
Core earnings	(14%)	(5)	(14%)	(23%)	6	(23%)
Impairment charges	(10%)	-	(10%)	(25%)	-	(25%)
Operating profit before income tax	(15%)	(5)	(15%)	(23%)	6	(23%)
Income tax expense	(18%)	3	(17%)	(23%)	-	(23%)
Net profit	(14%)	(2)	(13%)	(22%)	6	(23%)
Net profit attributable to non-controlling interests	50%	-	50%	50%	-	50%
Cash earnings	(14%)	(2)	(14%)	(22%)	6	(23%)

6.7.4 Exchange rate risk on future NZ$ earnings

Westpac's policy in relation to the hedging of the future earnings of the Group's New Zealand division is to manage the economic risk for volatility of the NZ$ against A$. Westpac manages these flows over a time horizon under which up to 100% of the expected earnings for the following 12 months and 100% of the expected earnings for the subsequent 12 months can be hedged. As at 31 March 2019, Westpac has hedges in place for forecasts up to September 2019 with an average rate of $1.06425.

174 | Westpac Group 2019 Interim Financial Results Announcement

2019 Interim financial results
Glossary

7.0 Glossary

Shareholder value	
Average ordinary equity	Average total equity less average non-controlling interests.
Average tangible ordinary equity	Average ordinary equity less average goodwill and other intangible assets (excluding capitalised software).
Cash earnings per ordinary share	Cash earnings divided by the weighted average ordinary shares (cash earnings basis).
Cash ROE	Cash earnings divided by average ordinary equity.
Cash earnings to average tangible equity (ROTE)	Cash earnings divided by average tangible ordinary equity.
Dividend payout ratio – cash earnings	Ordinary dividend to be paid divided by cash earnings.
Dividend payout ratio – net profit	Ordinary dividend paid/declared on issued shares (net of Treasury shares) divided by the net profit attributable to owners of WBC.
Earnings per ordinary share	Net profit attributable to the owners of WBC divided by the weighted average ordinary shares (reported).
Economic profit – Divisions	Cash earnings less a capital charge calculated at 11% of allocated capital plus 70% of the value of Australian tax expense.
Economic profit – Group	Cash earnings less a capital charge calculated at 11% of average ordinary equity plus a value on franking credits calculated as 70% of the Group's Australian tax expense.
Fully franked dividends per ordinary shares (cents)	Dividends paid out of retained profits which carry a credit for Australian company income tax paid by Westpac.
Net tangible assets per ordinary share	Net tangible assets (total equity less goodwill and other intangible assets less minority interests) divided by the number of ordinary shares on issue (reported).
Return on equity (ROE)	Net profit attributable to the owners of WBC divided by average ordinary equity.
Weighted average ordinary shares (cash earnings)	Weighted average number of fully paid ordinary shares listed on the ASX for the relevant period.
Weighted average ordinary shares (reported)	Weighted average number of fully paid ordinary shares listed on the ASX for the relevant period less Westpac shares held by the Group ('Treasury shares').
Productivity and efficiency	
Expense to income ratio	Operating expenses divided by net operating income.
Full-time equivalent employees (FTE)	A calculation based on the number of hours worked by full and part-time employees as part of their normal duties. For example, the full-time equivalent of one FTE is 76 hours paid work per fortnight.
Revenue per FTE	Total operating income divided by the average number of FTE for the period.
Business performance	
Average interest-earning assets	The average balance of assets held by the Group that generate interest income. Where possible, daily balances are used to calculate the average balance for the period.
Average interest-bearing liabilities	The average balance of liabilities owed by the Group that incur an interest expense. Where possible, daily balances are used to calculate the average balance for the period.
Divisional margin	Net interest income (including capital benefit) for a division as a percentage of the average interest earning assets for that division.
Net interest margin	Calculated by dividing net interest income by average interest-earning assets.
Interest spread	The difference between the average yield on all interest-earning assets and the average rate paid on interest bearing liabilities.
Capital adequacy	
Common equity tier 1 capital ratio	Total common equity capital divided by risk weighted assets, as defined by APRA.
Credit risk weighted assets (Credit RWA)	Credit risk weighted assets represent risk weighted assets (on-balance sheet and off-balance sheet) that relate to credit exposures and therefore exclude market risk, operational risk, interest rate risk in the banking book and other assets.
Internationally comparable capital ratios	Internationally comparable regulatory capital ratios are Westpac's estimated ratios after adjusting the capital ratios determined under APRA Basel III regulations for various items. Analysis aligns with the APRA study titled "International capital comparison study" dated 13 July 2015.

200 Westpac GROUP
Westpac Group 2019 Interim Financial Results Announcement | 175

2019 Interim financial results
Glossary

Capital adequacy (cont'd)	
Risk weighted assets (RWA)	Assets (both on and off-balance sheet) are risk weighted according to each asset's inherent potential for default and what the likely losses would be in case of default. In the case of non-asset backed risks (ie. market and operational risk), RWA is determined by multiplying the capital requirements for those risks by 12.5.
Tier 1 capital ratio	Total Tier 1 capital divided by risk weighted assets, as defined by APRA.
Total regulatory capital ratio	Total regulatory capital divided by risk weighted assets, as defined by APRA.
APRA leverage ratio	Tier 1 capital divided by 'exposure measure' and expressed as a percentage. 'Exposure measure' is the sum of on-balance sheet exposures, derivative exposures, securities financing transaction exposures and other off-balance sheet exposures.
Funding and liquidity	
Committed Liquidity Facility (CLF)	The RBA makes available to Australian Authorised Deposit-taking Institutions a CLF that, subject to qualifying conditions, can be accessed to meet LCR requirements under APS210 Liquidity.
Deposit to loan ratio	Customer deposits divided by total loans.
High Quality Liquid Assets (HQLA)	Assets which meet APRA's criteria for inclusion as HQLA in the numerator of the LCR.
Liquidity Coverage Ratio (LCR)	An APRA requirement to maintain an adequate level of unencumbered high quality liquid assets, to meet liquidity needs for a 30 calendar day period under an APRA-defined severe stress scenario. Absent a situation of financial stress, the value of the LCR must not be less than 100%, effective 1 January 2015. LCR is calculated as the percentage ratio of stock of HQLA and CLF over the total net cash out-flows in a modelled 30 day defined stressed scenario.
Net Stable Funding Ratio (NSFR)	The NSFR is defined as the ratio of the amount of available stable funding (ASF) to the amount of required stable funding (RSF) defined by APRA. The amount of ASF is the portion of an ADI's capital and liabilities expected to be a reliable source of funds over a one year time horizon. The amount of RSF is a function of the liquidity characteristics and residual maturities of an ADI's assets and off-balance sheet activities. ADI's must maintain an NSFR of at least 100%.
Third party liquid assets	HQLA and non LCR qualifying liquid assets, but excludes internally securitised assets that are eligible for a repurchase agreement with the RBA and RBNZ.
Total liquid assets	Third party liquid assets and internally securitised assets that are eligible for a repurchase agreement with a central bank.
Asset quality	
90 days past due and not impaired	Includes facilities where: • contractual payments of interest and / or principal are 90 or more calendar days overdue, including overdrafts or other revolving facilities that remain continuously outside approved limits by material amounts for 90 or more calendar days (including accounts for customers who have been granted hardship assistance); or • an order has been sought for the customer's bankruptcy or similar legal action has been instituted which may avoid or delay repayment of its credit obligations; and • the estimated net realisable value of assets / security to which Westpac has recourse is sufficient to cover repayment of all principal and interest, or where there are otherwise reasonable grounds to expect payment in full and interest is being taken to profit on an accrual basis.
Collectively assessed provisions (CAPs)	Loans not found to be individually impaired or significant will be collectively assessed in pools of similar assets with similar risk characteristics.
Default	For accounting purposes, a default occurs when Westpac considers that the customer is unlikely to repay its credit obligations in full, without recourse by the Group to action such as realising security, or the customer is more than 90 days past due on any material credit obligation. This definition of default is aligned to the APRA regulatory definition of default.
Impaired exposures	Includes exposures that have deteriorated to the point where full collection of interest and principal is in doubt, based on an assessment of the customer's outlook, cash flow, and the net realisation of value of assets to which recourse is held: • facilities 90 days or more past due, and full recovery is in doubt: exposures where contractual payments are 90 or more days in arrears and the net realisable value of assets to which recourse is held may not be sufficient to allow full collection of interest and principal, including overdrafts or other revolving facilities that remain continuously outside approved limits by material amounts for 90 or more calendar days; • non-accrual facilities: exposures with individually assessed impairment provisions held against them, excluding restructured loans; • restructured facilities: exposures where the original contractual terms have been formally modified to provide for concessions of interest or principal for reasons related to the financial difficulties of the customer; • other facilities acquired through security enforcement (includes other real estate owned): includes the value of any other assets acquired as full or partial settlement of outstanding obligations through the enforcement of security arrangements; and • any other facilities where the full collection of interest and principal is in doubt.

176 | Westpac Group 2019 Interim Financial Results Announcement

2019 Interim financial results
Glossary

Asset quality (cont'd)	
Individually assessed provisions (IAPs)	Provisions raised for losses on loans that are known to be impaired and are assessed on an individual basis. The estimated losses on these impaired loans is based on expected future cash flows discounted to their present value and, as this discount unwinds, interest will be recognised in the income statement.
Non-performing exposures	Exposures which are in default.
Performing exposures	Exposures which are not in default.
Provision for expected credit losses (ECL)	Expected credit losses (ECL) are a probability-weighted estimate of the cash shortfalls expected to result from defaults over the relevant timeframe. They are determined by evaluating a range of possible outcomes and taking into account the time value of money, past events, current conditions and forecasts of future economic conditions.
Probability of default (PD)	The probability that a counterparty will default.
Loss given default (LGD)	The loss that is expected to arise in the event of a default.
Exposure at default (EAD)	The estimated outstanding amount of credit exposure at the time of the default.
Stage 1: 12 months ECL - performing	For financial assets where there has been no significant increase in credit risk since origination a provision for 12 months expected credit losses is recognised. Interest revenue is calculated on the gross carrying amount of the financial asset.
Stage 2: Lifetime ECL - performing	For financial assets where there has been a significant increase in credit risk since origination but where the asset is still performing a provision for lifetime expected losses is recognised. Interest revenue is calculated on the gross carrying amount of the financial asset.
Stage 3: Lifetime ECL - non-performing	For financial assets that are non-performing a provision for lifetime expected losses is recognised. Interest revenue is calculated on the carrying amount net of the provision for ECL rather than the gross carrying amount.
Stressed exposures	Watchlist and substandard, 90 days past due and not impaired and impaired exposures.
Total committed exposure (TCE)	Represents the sum of the committed portion of direct lending (including funds placement overall and deposits placed), contingent and pre-settlement risk plus the committed portion of secondary market trading and underwriting risk.
Watchlist and substandard	Loan facilities where customers are experiencing operating weakness and financial difficulty but are not expected to incur loss of interest or principal.
Other	
Credit Value Adjustment (CVA)	CVA adjusts the fair value of over-the-counter derivatives for credit risk. CVA is employed on the majority of derivative positions and reflects the market view of the counterparty credit risk. A Debit Valuation Adjustment (DVA) is employed to adjust for our own credit risk.
Divisional results	Divisional results are presented on a management reporting basis. Internal charges and transfer pricing adjustments are included in the performance of each division reflecting the management structure rather than the legal entity (these results cannot be compared to results for individual legal entities). Where management reporting structures or accounting classifications have changed, financial results for comparative periods have been restated and may differ from results previously reported. Overhead costs are allocated to revenue generating divisions. The Group's internal transfer pricing frameworks facilitate risk transfer, profitability measurement, capital allocation and divisional alignment, tailored to the jurisdictions in which the Group operates. Transfer pricing allows the Group to measure the relative contribution of products and divisions to the Group's interest margin and other dimensions of performance. Key components of the Group's transfer pricing frameworks are funds transfer pricing for interest rate and liquidity risk and allocation of basis and contingent liquidity costs, including capital allocation.
First Half 2019	Six months ended 31 March 2019.
First Half 2018	Six months ended 31 March 2018.
Net Promoter Score (NPS)	Net Promoter Score measures the net likelihood of recommendation to others of the customer's main financial institution for retail or business banking. Net Promoter ScoreSM is a trademark of Bain & Co Inc., Satmetrix Systems, Inc., and Mr Frederick Reichheld. • For retail banking, using a scale of 1 to 10 (1 means 'extremely unlikely' and 10 means 'extremely likely'), the 1-6 raters (detractors) are deducted from the 9-10 raters (promoters); and • For business banking, using a scale of 0 to 10 (0 means 'extremely unlikely' and 10 means 'extremely likely'), the 0-6 raters (detractors) are deducted from the 9-10 raters (promoters).

200 Westpac GROUP
Westpac Group 2019 Interim Financial Results Announcement | 177

2019 Interim financial results Glossary Prior corresponding period Prior half / Prior period Refers to the six months ended 31 March 2018. Refers to the six months ended 30 September 2018. Scheduled and unscheduled repayments and debt repayments (from for example property sales and external refinancing), net of redraws. Run-off Second Half 2018 Six months ended 30 September 2018. Women in Leadership refers to the proportion of women (permanent and maximum term) in leadership roles across the Group. It includes the CEO, Group Executive, General Managers, senior leaders with significant influence on business outcomes (direct reports to General Managers and their direct reports), large (3+) team people leaders three levels below General Manager, and Bank and Assistant Bank Managers. Women in Leadership 178 | Westpac Group 2019 Interim Financial Results Announcement Other